UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K-A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: July 29, 2014

Commission File Number: 1-15060

UBS AG

(Registrant’s Name)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F   ☐

This Form 6-K-A consists of an amended version of the Second Quarter 2014 Report of UBS AG, which appears immediately following this page. The Second Quarter 2014 Report was originally filed on a Form 6-K dated July 29, 2014. This version of the report has been amended to omit data included in error.

Second Quarter 2014 Report

Our financial results for the second quarter of 2014.

Second Quarter 2014 Report

Dear shareholders,

For the second quarter of 2014, we reported a net profit attributable to shareholders of CHF 792 million and diluted earnings per share of CHF 0.21. We recorded an adjusted1 Group profit before tax of CHF 1.2 billion. The result included net charges of CHF 254 million related to provisions for litigation, regulatory and similar matters which affected the results of several businesses as well as Corporate Center. Despite this, and the muted client activity levels experienced in the quarter, we delivered a strong underlying performance that again demonstrated our discipline, client focus and the strength of our franchise.

Looking at the second quarter in more detail, market conditions and the macroeconomic environment continued to be influenced by heightened tensions in eastern Europe and the Middle East, as well as policy divergence among major central banks. Even as equity markets touched new highs, low risk appetite among investors resulted in subdued volumes and volatility across all asset classes. In addition, shares in the financial sector were affected by heightened concern and uncertainty regarding business models as well as unresolved industry-wide litigation matters, and increases in fines, penalties and regulatory restrictions. Despite these challenges, all our business divisions and regions were profitable and delivered resilient performances. During the quarter we demonstrated again that our strategy is the right one for UBS and that it works in a variety of market conditions.

We continued to build on our industry-leading capital position as we increased our fully applied Basel III common equity tier 1 (CET1) ratio to 13.5%. Our fully applied total capital ratio was 18.1% at quarter-end, surpassing our expected 2019 regulatory requirement of around 17.5%. In May, we issued USD 2.5 billion of low-trigger, loss-absorbing, Basel III-compliant subordinated notes, bringing our total low-trigger tier 2 capital above the 2019 expected progressive buffer requirement of around CHF 9 billion. As a result, our fully applied Swiss SRB leverage ratio improved to 4.2%, in line with our expected fully applied requirement.

We were honored to receive one of the most important awards in the industry as Euromoney named UBS Best Global Bank and, for the third year running, we were named Best Bank in Switzerland. In addition, the combined success of both our wealth management businesses was reflected in Scorpio Partnership’s influential Global Private Banking Benchmark2, with our firm recognized as the largest wealth manager in the world for the second year in a row.

UBS resolved its cross-border tax matter in Germany with the authorities in Bochum in July. The settlement, which includes a payment of approximately EUR 300 million, concludes the Bochum proceedings. The resolution of this matter is a significant step allowing UBS to move forward in this important market. As a result of significant efforts by the bank, over 95% of our German clients have either provided us with evidence of tax compliance or completed the voluntary compliance program. We continue to target 100% by year-end.

Wealth Management reported an adjusted1 profit before tax of CHF 393 million. The result included charges for provisions for litigation, regulatory and similar matters. Excluding these charges, and considering market conditions, Wealth Management’s performance was resilient at CHF 684 million. Lombard lending, mandate sales and invested assets all rose, but were offset by lower transaction-based income on low volatility and volumes. The gross margin on invested assets was down 3 basis points to 84 basis points. The adjusted1 cost/income ratio was above our current target range. Net new money remained very strong at CHF 10.7 billion and we achieved an annualized net new money growth rate at the upper end of our target range.

Wealth Management Americas reported an adjusted1 profit before tax of USD 246 million while delivering record revenues, and invested assets that exceeded USD 1 trillion for the first time. Operating income increased reflecting continued growth in managed account fees and higher net interest income. Operating expenses included charges of USD 44 million related to provisions for litigation, regulatory and similar matters. Net new money outflows of USD 2.5 billion were mainly due to client withdrawals associated with seasonal income tax payments. The business maintained both its adjusted1 cost/income ratio and its gross margin on invested assets within target ranges.

Retail & Corporate achieved an adjusted1 profit before tax of CHF 367 million. Excluding charges for provisions for litigation, regulatory and similar matters of CHF 48 million, the business delivered a performance on par with the strong prior quarter. Operating income increased mainly on higher net interest and transaction-based income, partly offset by net credit loss expenses. Net new business volume growth remained solid and was comfortably within target range. The business’s net interest margin was within the target range. Our investment in e-banking, mobile banking innovation and security continued to receive critical acclaim, as we won the international Contactless & Mobile Customer Experience award for our mobile banking authentication systems, and our mobile banking apps placed in the top three leading retail banks by MyPrivateBanking Research.

Global Asset Management’s adjusted1 profit before tax was CHF 107 million. Operating income rose on higher net management fees, mainly in traditional investments and global real estate. This was more than offset by a CHF 33 million charge related

[1]  Please refer to the “Group performance” section of this report for more information on adjusted results.    [2]  The Scorpio Partnership Private Banking Benchmark 2014 – banks with assets under management of over USD 1 trillion.

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Second Quarter 2014 Report

to provisions for litigation, regulatory and similar matters, resulting in an adjusted1 cost/income ratio above the target range. The gross margin on invested assets was in line with the prior quarter and was slightly below the target range. Net new money, excluding money market flows, remained very strong at CHF 11.6 billion and included significant net inflows from both third parties and UBS’s wealth management clients. The annualized net new money growth rate, excluding money markets, was well ahead of target.

The Investment Bank delivered on all its targets and recorded an increased adjusted1 profit before tax of CHF 563 million reflecting a strong performance from debt and equity capital markets. This was partly offset by lower revenues both in equities, and FX, rates and credit, mainly on lower client activity levels. Our expertise and focus on sustaining long-term client relationships and developing successful financing solutions is evident in the key roles we played in landmark deals in each region this quarter. At the same time as growing profits, the Investment Bank continued to operate within its limits for fully applied risk-weighted assets and funded assets. Cost control continued to be robust and the business’s adjusted1 cost/income ratio decreased and remained within the target range. Adjusted1 return on attributed equity was 30%. Our standing as a leading brokerage house and research provider was again confirmed as we gained the top position in several categories in the annual pan-European Thomson Reuters Extel Survey, including Leading Pan-European Equity House for the eleventh consecutive year.

Corporate Center – Core Functions recorded a profit before tax of CHF 25 million, which included a release of provisions for litigation, regulatory and similar matters. The loss before tax in Corporate Center – Non-core and Legacy Portfolio was CHF 412 million. Operating income declined mainly due to a loss as we exited the majority of our correlation trading portfolio. Fully applied RWA decreased by CHF 8 billion to CHF 52 billion at the end of the quarter and balance sheet assets were CHF 6 billion lower. We expect to make further progress in exiting our Non-core and Legacy positions during the remainder of 2014.

We are proud of the recognition our strong philanthropic record received in the quarter. We were honored to receive the American Foreign Policy Association 2014 Corporate Social Responsibility award in acknowledgment of the firm’s support of projects focusing on education and entrepreneurship in communities around the world, both by providing financial support and through employee volunteering. During the quarter, we continued our work in this area by committing USD 10 million to the establishment of UBS NextGen Leaders, our signature education platform in the US to improve college success among under-privileged groups. Our firm’s investment in education goes beyond philanthropic endeavors. The training and career development opportunities we provide continue to attract key talent. This was reflected by UBS being named financial services employer of choice for the second consecutive year by branding and research firm Universum in a survey of over 11,000 university students throughout Switzerland. We also continued to take action in the field of corporate responsibility to ensure the firm is run sustainably. By endorsing the Banking Environment Initiative’s and Consumer Goods Forum’s ‘Soft Commodities’ Compact, we committed to supporting the sustainability performance of soft commodity supply chains. To do so, we expect soy-, timber- or palm oil-producing clients to be fully certified according to applicable sustainability certification schemes, such as the Roundtable on Sustainable Palm Oil, by 2020. We were also recognized as the only major bank globally meeting the highest corporate responsibility reporting standards of the Global Reporting Initiative, a leading international sustainability reporting organization.

We would like to thank our shareholders for their continued support following their approval of all agenda items as proposed by the Board of Directors at the UBS Annual General Meeting this year. As we announced in May, we are preparing to take another important step to substantially improve UBS’s resolvability by establishing a group holding company. In order to effect this, we intend to launch a share for share exchange offer in the third quarter, subject to regulatory approvals. In the offer, existing shares in UBS AG can be exchanged for shares in our new Group holding company, UBS Group AG. As we stated before, following completion of the transaction, we expect to propose a supplementary capital return of at least CHF 0.25 per share to shareholders of UBS Group AG. We would like to thank our shareholders in advance for their support as we take this important step in our firm’s history.

Outlook – At the start of the third quarter of 2014, many of the underlying challenges and geopolitical issues that we have previously highlighted remain. The mixed outlook for global growth, the absence of sustained and credible improvements to unresolved issues in Europe, continuing US fiscal and monetary policy issues, increasing geopolitical instability and the seasonal decline in activity levels traditionally associated with the summer holiday season would make improvements in prevailing market conditions unlikely. Despite these ongoing challenges, we will continue to execute on our strategy in order to ensure the firm’s long-term success and to deliver sustainable returns for our shareholders.

Yours sincerely,

Axel A. Weber	Sergio P. Ermotti
Chairman of the	Group Chief Executive Officer
Board of Directors

[1] Please refer to the “Group performance” section of this report for more information on adjusted results.

2

Axel A. Weber Chairman of the Board of Directors    Sergio P. Ermotti Group Chief Executive Officer

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Second Quarter 2014 Report

UBS key figures

	As of or for the quarter ended				As of or year-to-date
CHF million, except where indicated	30.6.14	31.3.14	31.12.13	30.6.13	30.6.14	30.6.13

Group results
Operating income	7,147	7,258	6,307	7,389	14,405	15,164
Operating expenses	5,929	5,865	5,858	6,369	11,794	12,697
Operating profit/(loss) before tax	1,218	1,393	449	1,020	2,611	2,467
Net profit/(loss) attributable to UBS shareholders	792	1,054	917	690	1,846	1,678
Diluted earnings per share (CHF)[1]	0.21	0.27	0.24	0.18	0.48	0.44

Key performance indicators[2]
Profitability
Return on equity (RoE) (%)	6.4	8.7	7.7	5.9	7.6	7.2
Return on assets, gross (%)	2.9	2.9	2.4	2.5	2.9	2.5
Cost/income ratio (%)	82.8	81.1	92.7	86.2	82.0	83.6
Growth
Net profit growth (%)	(24.9)	14.9	58.9	(30.2)	10.0	7.7
Net new money growth for combined wealth management businesses (%)	1.9	2.9	2.4	3.0	2.4	4.6
Resources
Common equity tier 1 capital ratio (fully applied, %)[3]	13.5	13.2	12.8	11.2	13.5	11.2
Swiss SRB leverage ratio (phase-in, %)	5.3	5.0	4.7	3.9	5.3	3.9

Additional information
Profitability
Return on tangible equity (%)[4]	7.5	10.2	9.1	7.0	8.8	8.5
Return on risk-weighted assets, gross (%)[5]	12.5	12.6	11.2	11.7	12.5	11.8
Resources
Total assets	982,605	982,530	1,018,374	1,129,071	982,605	1,129,071
Equity attributable to UBS shareholders	49,532	49,023	48,002	47,073	49,532	47,073
Common equity tier 1 capital (fully applied)[3]	30,590	29,937	28,908	26,817	30,590	26,817
Common equity tier 1 capital (phase-in)[3]	41,858	41,187	42,179	39,398	41,858	39,398
Risk-weighted assets (fully applied)[3]	226,736	226,805	225,153	239,182	226,736	239,182
Risk-weighted assets (phase-in)[3]	229,908	229,879	228,557	242,626	229,908	242,626
Common equity tier 1 capital ratio (phase-in, %)[3]	18.2	17.9	18.5	16.2	18.2	16.2
Total capital ratio (fully applied, %)[3]	18.1	16.8	15.4	13.5	18.1	13.5
Total capital ratio (phase-in, %)[3]	23.9	22.7	22.2	20.6	23.9	20.6
Swiss SRB leverage ratio (fully applied, %)	4.2	3.8	3.4	2.9	4.2	2.9
Swiss SRB leverage ratio denominator (fully applied)[6]	980,552	987,899	1,020,247	1,131,370	980,552	1,131,370
Swiss SRB leverage ratio denominator (phase-in)[6]	986,577	993,970	1,027,864	1,140,765	986,577	1,140,765
Other
Invested assets (CHF billion)[7]	2,507	2,424	2,390	2,348	2,507	2,348
Personnel (full-time equivalents)	60,087	60,326	60,205	60,754	60,087	60,754
Market capitalization[8]	62,542	70,180	65,007	61,737	62,542	61,737
Total book value per share (CHF)[8]	13.20	13.07	12.74	12.49	13.20	12.49
Tangible book value per share (CHF)[8]	11.54	11.41	11.07	10.73	11.54	10.73

1  Refer to “Note 9 Earnings per share (EPS) and shares outstanding” in the “Financial information” section of this report for more information.    2  Refer to the “Measurement of performance” section of our Annual Report 2013 for the definitions of our key performance indicators. In the first quarter of 2014, the definitions of certain Group key performance indicators were amended. Refer to the “Regulatory and legal developments and financial reporting changes” section of the first quarter 2014 report for more information.    3  Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB). Refer to the “Capital management” section of this report for more information.    4  Net profit/loss attributable to UBS shareholders before amortization and impairment of goodwill and intangible assets (annualized as applicable)/average equity attributable to UBS shareholders less average goodwill and intangible assets.    5  Based on phase-in Basel III risk-weighted assets.    6  The leverage ratio denominator is also referred to as “total adjusted exposure” and is calculated in accordance with Swiss SRB leverage ratio requirements. Data represent the average of the total adjusted exposure at the end of the three months preceding the end of the reporting period. Refer to the “Capital management” section of this report for more information.    7  Group invested assets includes invested assets for Retail & Corporate.    8  Refer to the “UBS shares” section of this report for more information.

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Corporate calendar

Publication of the third quarter 2014 report

Tuesday, 28 October 2014

Publication of the fourth quarter 2014 report

Tuesday, 10 February 2015

Publication of the first quarter 2015 report

Tuesday, 5 May 2015

Annual General Meeting of Shareholders

Thursday, 7 May 2015

Contacts

Switchboards

For all general queries.

Zurich +41-44-234 1111

London +44-20-7568 0000

New York +1-212-821 3000

Hong Kong +852-2971 8888

www.ubs.com/contact

Investor Relations

UBS’s Investor Relations team supports institutional, professional and individual investors from our offices in Zurich, London and New York.

UBS AG, Investor Relations

P.O. Box, CH-8098 Zurich, Switzerland

investorrelations@ubs.com

www.ubs.com/investors

Hotline Zurich +41-44-234 4100

Hotline New York +1-212-882 5734

Fax (Zurich) +41-44-234 3415

Media Relations

UBS’s Media Relations team supports global media and journalists from offices in Zurich, London, New York and Hong Kong.

www.ubs.com/media

Zurich +41-44-234 8500

mediarelations@ubs.com

London +44-20-7567 4714

ubs-media-relations@ubs.com

New York +1-212-882 5857

mediarelations-ny@ubs.com

Hong Kong +852-2971 8200

sh-mediarelations-ap@ubs.com

Office of the Company Secretary

The Company Secretary receives queries on compensation and related issues addressed to members of the Board of Directors.

UBS AG, Office of the Company Secretary

P.O. Box, CH-8098 Zurich, Switzerland

sh-company-secretary@ubs.com

Hotline +41-44-235 6652

Fax +41-44-235 8220

Shareholder Services

UBS’s Shareholder Services team, a unit of the Company Secretary office, is responsible for the registration of the global registered shares.

UBS AG, Shareholder Services

P.O. Box, CH-8098 Zurich, Switzerland

sh-shareholder-services@ubs.com

Hotline +41-44-235 6652

Fax +41-44-235 8220

US Transfer Agent

For all global registered share-related queries in the US.

Computershare

P.O. Box 43006, Providence,

RI 02940-3006, USA

Shareholder online inquiries:

https://www-us.computershare.com/

investor/Contact

Shareholder website:

www.computershare.com/investor

Calls from the US +1 866-541 9689

Calls from outside

the US +1-201-680 6578

Fax +1-201-680 4675

Imprint

Publisher: UBS AG, Zurich and Basel, Switzerland | www.ubs.com

Language: English | SAP-No. 80834E-1403

© UBS 2014. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

Printed in Switzerland on chlorine-free paper with mineral oil-reduced inks. Paper production from socially responsible and ecologically sound forestry practices.

1.	UBS Group
08	Regulatory and legal developments and financial reporting changes
12	Group performance
2.	UBS business divisions and Corporate Center
26	Wealth Management
30	Wealth Management Americas
34	Retail & Corporate
37	Global Asset Management
42	Investment Bank
46	Corporate Center
3.	Risk and treasury management
55	Risk and treasury management key developments
56	Risk management and control
72	Balance sheet
75	Liquidity and funding management
78	Capital management
97	UBS shares
4.	Financial information (unaudited)
101	Interim consolidated financial statements
111	Notes to the interim consolidated financial statements
155	Supplemental information for UBS AG (Parent Bank) and UBS Limited
Appendix
164	Abbreviations frequently used in our financial reports
165	Information sources

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Second Quarter 2014 Report

UBS and its businesses

We draw on our over 150-year heritage to serve private, institutional and corporate clients worldwide, as well as retail clients in Switzerland. Our business strategy is centered on our pre-eminent global wealth management businesses and our leading universal bank in Switzerland, complemented by our Global Asset Management business and our Investment Bank, with a focus on capital efficiency and businesses that offer a superior structural growth and profitability outlook. Headquartered in Zurich and Basel, Switzerland, we have offices in more than 50 countries, including all major financial centers, and approximately 60,000 employees. UBS AG is the parent company of the UBS Group (Group). Under Swiss company law, UBS AG is organized as an Aktiengesellschaft, a corporation that has issued shares of common stock to investors. The operational structure of the Group comprises the Corporate Center and five business divisions: Wealth Management, Wealth Management Americas, Retail & Corporate, Global Asset Management and the Investment Bank.

Wealth Management

Wealth Management provides comprehensive financial services to wealthy private clients around the world – except those served by Wealth Management Americas. Its clients benefit from the entire spectrum of UBS resources, ranging from investment management to estate planning and corporate finance advice, in addition to specific wealth management products and services.

Wealth Management Americas

Wealth Management Americas provides advice-based solutions and banking services through financial advisors who deliver a fully integrated set of products and services specifically designed to address the needs of ultra high net worth and high net worth individuals and families. It includes the domestic US business, the domestic Canadian business and international business booked in the US.

Retail & Corporate

Retail & Corporate maintains a leading position across retail, corporate and institutional client segments in Switzerland and constitutes a central building block of UBS Switzerland’s pre-eminent universal bank model. It provides comprehensive financial products and services embedded in a true multi-channel experience, offering clients convenient access. It continues to enhance the range of life-cycle products and services offered to clients, while pursuing additional growth in advisory and execution services.

Global Asset Management

Global Asset Management is a large-scale asset manager with diversified businesses across investment capabilities, regions and distribution channels. It offers investment capabilities and styles across all major traditional and alternative asset classes including equities, fixed income, currencies, hedge funds, real estate, infrastructure and private equity that can also be combined into multi-asset strategies. The fund services unit provides professional services including fund set-up, accounting and reporting for both traditional investment funds and alternative funds.

Investment Bank

The Investment Bank provides corporate, institutional and wealth management clients with expert advice, innovative financial solutions, outstanding execution and comprehensive access to the world’s capital markets. It offers financial advisory and capital markets, research, equities, foreign exchange, precious metals and tailored fixed income services in rates and credit through its two business units, Corporate Client Solutions and Investor Client Services. The Investment Bank is an active participant in capital markets flow activities, including sales, trading and market-making across a range of securities.

Corporate Center

The Corporate Center comprises Corporate Center – Core Functions and Corporate Center – Non-core and Legacy Portfolio. Corporate Center – Core Functions provides Group-wide control functions including finance, risk control (including compliance) and legal. In addition, it provides all logistics and support functions, including operations, information technology, human resources, regulatory relations and strategic initiatives, communications and branding, corporate real estate and administrative services, physical security, information security, offshoring and treasury services such as funding, balance sheet and capital management. Corporate Center – Core Functions allocates most of its treasury income, operating expenses and personnel associated with the abovementioned activities to the businesses. Corporate Center – Non-core and Legacy Portfolio comprises the non-core businesses and legacy positions previously part of the Investment Bank.

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UBS Group Management report

Regulatory and legal developments and financial reporting changes

Regulatory and legal developments and financial reporting changes

Regulatory and legal developments

Legal and regulatory risk environment

Recent resolution of enforcement matters involving other financial institutions starkly illustrates the continued increase in the financial and other penalties, reputational risk and other consequences of regulatory matters in major jurisdictions, particularly the US, and the resulting difficulty in predicting in this environment the financial and other terms of resolutions of pending government investigations and similar proceedings. In recent months, Credit Suisse AG (CS) and BNP Paribas (BNPP) each pleaded guilty to criminal charges in the United States and simultaneously entered into settlement with other US agencies, including the Board of Governors of the Federal Reserve System and the New York Department of Financial Services (DFS). These resolutions involved the payment of substantial penalties (USD 1.8 billion in the case of CS and USD 8.8 billion in the case of BNPP), agreements with respect to future operation of their business and actions with respect to relevant personnel. In the case of BNPP, the DFS suspended for a one-year period BNPP’s ability to conduct through its New York branch business activity related to the business line that gave rise to the illegal conduct, namely US dollar clearing for specified BNPP business units. In addition, the US Department of Justice (DOJ) recently announced a USD 7 billion settlement with Citigroup, including a USD 4 billion civil penalty, to resolve federal and state claims relating to Citigroup’s conduct in packaging, marketing, issuing and selling residential mortgage-backed securities. Under the settlement, Citigroup is also required to provide relief to consumers who were harmed by its conduct.

We are subject to a large number of claims, disputes, legal proceedings and government investigations and expect that our operations will continue to give rise to such proceedings in the future. The extent of our financial and other exposure to these and other matters could be material and could substantially exceed the level of provisions that we have established for litigation, regulatory and similar matters.

è	Refer to “Note 14 Provisions and contingent liabilities” in the “Financial information” section of this report for more information
è	Refer to the “Risk factors” section of our Annual Report 2013 for more information

Creation of a group holding company

We announced in May 2014 that we intend to create a group holding company, UBS Group AG, through a share for share exchange offer subject to regulatory approvals. We expect that UBS Group AG, currently a wholly owned subsidiary of UBS, will commence in the third quarter of 2014 an offer to exchange its shares on a one-for-one basis for all of the outstanding ordinary shares of UBS AG. The exchange offer will be made through an offer under Swiss law open to all holders of UBS shares, wherever located, and a separate exchange offer open to holders of UBS shares located in the US. The offers will be conducted on substantially identical terms and will have the same conditions. Upon completion of the offer, UBS Group AG will become the holding company for UBS and its subsidiaries and will be listed on the SIX Swiss Exchange and the New York Stock Exchange (NYSE).

The offer is expected to take up to three months, and its successful completion is subject to a number of conditions, including regulatory approvals and a condition that at least 90% of outstanding shares have been tendered. Following completion of the offer, we expect that UBS Group AG will squeeze out any untendered UBS AG shares through either a proceeding under the Swiss Act on Stock Exchanges and Securities Trading or through a squeeze-out merger under Swiss law, depending on the level of ownership achieved in the exchange offer. Completion of the squeeze-out phase of the transaction could take several additional months.

Establishment of a group holding company is intended, along with other measures we have announced, to substantially improve the resolvability of UBS in response to Swiss and other key jurisdictions’ “too-big-to-fail” (TBTF) requirements. We anticipate that the establishment of a group holding company, coupled with the other measures we have announced, will allow UBS to qualify for a reduction in the progressive buffer capital requirements applicable to UBS as a systemically relevant bank. This would result in lower overall capital requirements for UBS.

Following completion of the exchange offer and the squeeze-out, we expect to propose a supplementary capital return of at least CHF 0.25 per share to shareholders of UBS Group AG.

Purchase of UBS AG shares by UBS Group AG pursuant to the exchange offer is expected to cause a triggering event which results in accruals for future distributions to preferred noteholders. Assuming the acceptance date for the exchange offer is in the fourth quarter of 2014, we expect to attribute further net profit to preferred noteholders of up to approximately CHF 80 million in that period.

è	Refer to the “Regulatory and legal developments” and “Regulation and supervision” sections of our Annual Report 2013 for more information on Swiss TBTF requirements
è	Refer to “Swiss SRB Basel III capital framework” in the “Capital management” section of this report for more information on our capital requirements

FINMA opens consultations on leverage ratio and disclosure circulars, and defines final liquidity coverage ratio standards

In June 2014, the Swiss Financial Market Supervisory Authority (FINMA) opened a consultation on its new circular “Leverage

8

UBS Group

ratio – banks,” covering the calculation rules for the leverage ratio in Switzerland. For Swiss systemically relevant banks (SRB), the new circular revises the way the leverage ratio denominator (LRD) is calculated in order to align it with Bank for International Settlements (BIS) rules issued in January 2014. This change will become effective as of 1 January 2015, with a one-year transition period under which the current LRD definition may still be used. Our current expectation is that, post-optimization, the resulting increase in the LRD will not be significant. The new FINMA circular does not define the minimum requirements for the leverage ratio.

Also in June 2014, FINMA opened a consultation on its revised circular “Capital adequacy disclosure – banks,” covering the disclosure requirements for the leverage ratio and the liquidity coverage ratio (LCR), which will become effective as of 1 January 2015.

The consultation period for both the abovementioned FINMA circulars ends on 31 August 2014.

Following the adoption of the revised Liquidity Ordinance by the Swiss Federal Council in June 2014, FINMA issued the final version of its revised circular “Liquidity risks – banks” in July 2014. The revised ordinance and the circular will become effective as of 1 January 2015. The revised circular defines the LCR requirements in Switzerland with some differences compared with BIS guidance published in January 2014. Swiss SRB will have to comply with an LCR of 100% as of 1 January 2015.

Swiss Federal Council presents concept for implementing the initiative against “mass immigration”

In February 2014, Swiss cantons and voters accepted an initiative against “mass immigration.” In June 2014, the Swiss Federal Council published its concept for implementing the new article of the Federal Constitution on immigration. Key elements are quantitative limits and quotas, defined by the Federal Council on an annual basis, becoming effective from February 2017. The Federal Council will draft an implementation law by the end of the year. In addition, the Federal Council announced the development of further measures to foster and exploit the potential of the workforce already available in Switzerland. In parallel, the Federal Council will start its negotiations with the European Union (EU) on the amendment of the Swiss-EU bilateral agreement on the free movement of persons. The extent to which UBS could be impacted, such as in its recruitment of foreign nationals in Switzerland or due to effects on Swiss corporate clients and the Swiss economy, will depend on the final implementation of the initiative in Swiss law and the outcome of negotiations with the EU.

Swiss Federal Council issues drafts of Federal Financial Services Act and Financial Institutions Act

The Swiss Federal Council published drafts of the Federal Financial Services Act (FFSA) and the Financial Institutions Act (FinIA). The FFSA would govern the relationship between financial intermediaries and their clients for all financial products and includes provisions on matters such as the production of financial services subject to the obligation to publish a prospectus, the obligation to provide clients with an easily comprehensible basic information sheet, distribution and the corresponding code of conduct at points of sale (i.e., the obligations to provide information and conduct research), and legal enforcement. According to the Federal Council, the FFSA would support creation of uniform competitive conditions for financial intermediaries and improve client protection.

With the FinIA, the Federal Council proposes to provide for the supervision of all financial service providers that operate an asset management business under a single piece of legislation. The published draft of the FinIA would: (i) require licensing of managers of individual client assets and managers of Swiss occupational benefits schemes and (ii) require the introduction of a tax compliance rule that requires new assets to be inspected before acceptance. The latter requirement applies to all countries that have not signed an agreement for the automatic exchange of information with Switzerland.

The Federal Council initiated a consultation that runs until 17 October 2014 for both items of legislation. The potential impact of the legislation is difficult to assess until it is adopted.

MiFID II/MiFIR enters into force, and European Securities and Markets Authority consults on Level 2 measures

In July 2014, the EU Markets in Financial Instruments Directive II and Regulation package (MiFID II/MiFIR) entered into force. The bulk of the requirements will apply to firms from January 2017 although there are transitional provisions in several areas. Separately, in May 2014, the European Securities and Markets Authority (ESMA) published a consultation paper on its proposed technical advice to the European Commission on delegated acts and a discussion paper on proposed draft Regulatory Technical Standards and Implementing Technical Standards under MiFID II/MiFIR. The papers cover issues within the categories of investor protection, transparency, data publication, market data reporting, microstructural issues (including algorithmic and high-frequency trading), requirements applying on and to trading venues, commodity derivatives, portfolio compression and post-trade issues. MiFID II/MiFIR will affect many areas of UBS’s business, including the Investment Bank, Wealth Management and Global Asset Management, and an assessment of the potential impact is ongoing.

A new business operating model for UBS Limited

In May 2014, in response to regulatory developments and consultations with the UK and Swiss regulators, UBS Limited, our UK bank subsidiary, implemented a modified business operating model under which UBS Limited bears and retains a greater degree of risk and reward in its business activities. This principally involves: (i) UBS Limited retaining and managing credit risk as well as some market and other risks, (ii) UBS Limited taking a more independent role in managing its funding and liquidity requirements and (iii) an increase in UBS Limited’s total regulatory capital to GBP 4.9 billion from GBP 3.4 billion.

New banking subsidiary in Switzerland

We continue to progress our plans to establish a new banking subsidiary of UBS AG in Switzerland and expect to file a formal application for a banking license in the third quarter. The subsidiary, which will be named UBS Switzerland AG, will include our Retail & Corporate business division and the Swiss-booked business within our Wealth Management business division. We continue to expect to implement this change in a phased approach starting in mid-2015. This structural change remains subject to a number of uncertainties that may affect its feasibility, scope and timing.

US Securities and Exchange Commission approves final cross-border rule

In the US, the Securities and Exchange Commission (SEC) approved a final rule addressing certain cross-border requirements

9

Regulatory and legal developments and financial reporting changes for securities-based swap dealers including definitions of certain key terms, activities that count towards determining whether an entity is required to register, procedures for substituted compliance applications and an anti-fraud rule. The SEC expects to address other aspects of its 2013 proposed framework for cross-border application of its securities-based swap rules in future rulemakings. No deadline for registering as a securities-based swap dealer was contained in the final rule. We anticipate registering UBS AG as a securities-based swap dealer when registration requirements become effective.

US Federal Reserve Board proposes stress testing changes

Separately, the Federal Reserve Board proposed a rule that would change the timing of US stress testing requirements (Comprehensive Capital Analysis and Review) and clarified how those requirements would apply to US intermediate holding companies (IHC) of foreign banking organizations formed as required under section 165 of the Dodd-Frank Act. The proposed rule would shift the start date of the annual capital plan and stress test cycles from 1 October to 1 January, with capital plan and stress test results to be delivered to the Federal Reserve by 5 April. Each IHC would have an initial capital plan cycle beginning 1 January 2017. The IHC would not be required to publicly disclose the results of its 2017 stress tests, but would be subject to the full process beginning with the 2018 cycle.

Financial reporting changes

Changes to our annual performance targets

On 6 May 2014, we provided an update on the execution of our strategy during our 2014 Investor Update. While our strategy, which builds on our unique business model, strong market position and capital strength to drive growth, remained unchanged, we updated several of our annual performance targets.

The table on the next page shows our amended annual performance targets on a Group and business division level as well as for the Corporate Center. These performance targets exclude, where applicable, items that management believes are not representative of the underlying performance of our businesses, such as own credit gains and losses, restructuring-related charges and gains and losses on sales of businesses and real estate. The performance targets assume constant foreign currency translation rates unless indicated otherwise.

We changed or added the following annual performance targets:

–	We introduced a Swiss systemically relevant banks (SRB) leverage denominator target of CHF 900 billion by 2016
–

The cost/income ratio target ranges for 2015 and beyond were lowered for Wealth Management to 55 – 65% and for Wealth Management Americas to 75 – 85%, and were narrowed for the Investment Bank to 70 – 80%

–	Our Global Asset Management business division now targets an annual profit before tax of CHF 1 billion in the medium term
–	The net new business volume growth target for Retail & Corporate now only includes our retail business
–	The net new money growth target for Global Asset Management now excludes money market flows
–

In the Corporate Center, we target a net cost reduction of CHF 2.1 billion versus full-year 2013, of which CHF 1.0 billion in Corporate Center – Core Functions by year-end 2015, CHF 0.4 billion in Corporate Center – Non-Core and Legacy Portfolio by year-end 2015 and CHF 0.7 billion in Corporate Center – Non-Core and Legacy Portfolio after 2015

–	We lowered our fully applied Basel III risk-weighted assets (RWA) target for the Group for 31 December 2015 to less than CHF 215 billion from less than CHF 225 billion
–	We lowered our fully applied Basel III RWA target for Corporate Center – Non-core and Legacy Portfolio for 31 December 2015 to approximately CHF 40 billion from approximately CHF 55 billion

Change to key performance indicators (KPI)

In the second quarter of 2014, we made a change to our KPI framework to further enhance its relevance by replacing the KPI “Net new money growth (%)” for Global Asset Management with “Net new money growth excluding money market flows (%).” Money market flows are volatile by nature, and metrics including these flows therefore provide limited insight.

10

UBS Group

Annual performance targets

Group

Common equity tier 1 capital ratio (fully applied)[1]		13.0%
Risk-weighted assets (fully applied)[1]		< CHF 215 billion by year-end 2015 < CHF 200 billion by year-end 2017

Swiss SRB leverage ratio denominator (fully applied)[2]		CHF 900 billion by 2016
Cost/income ratio		60–70% from 2015
Return on equity[3]		> 15% from 2015

Business division

Wealth Management	Net new money growth	3–5%
	Gross margin	95–105 bps
	Cost/income ratio	60–70% for 2014 55–65% from 2015

Wealth Management Americas	Net new money growth	2–4%
	Gross margin	75–85 bps
	Cost/income ratio	80–90% for 2014
75–85% from 2015

Retail & Corporate	Net new business volume growth for retail business	1–4%
	Net interest margin	140–180 bps
	Cost/income ratio	50–60%

Global Asset Management	Profit before tax	CHF 1 billion in the medium term
	Net new money growth excluding money market flows	3–5%
	Gross margin	32–38 bps
	Cost/income ratio	60–70%

Investment Bank	Return on attributed equity	> 15%
	Risk-weighted assets (fully applied)[1,4]	CHF 70 billion
	Funded assets[4]	CHF 200 billion
	Cost/income ratio	65–85% for 2014
70–80% from 2015

Corporate Center

Core Functions	Net cost reduction[5,6]	CHF 1.0 billion by year-end 2015

Non-core and Legacy Portfolio	Risk-weighted assets (fully applied)[1]	~CHF 40 billion by year-end 2015 ~CHF 25 billion by year-end 2017

	Net cost reduction	CHF 0.4 billion by year-end 2015[5,7] Additional CHF 0.7 billion after 2015[7,8]

1   Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB). Refer to the “Capital management” section of this report for more information.    2  Based on the rules applicable as of 6 May 2014.    3  While we continue to target a Group return on equity of greater than 15% from 2015, given elevated operational risk RWA, we may not achieve that until 2016.    4  Represents a limit, not a target.    5  Measured by 2015 year-end exit rate versus full-year 2013 adjusted operating expenses, net of changes in charges for provisions for litigation, regulatory and similar matters.    6  Measured net of FX movements and changes in regulatory demand of temporary nature.    7  Does not assume constant foreign currency translation rates.    8  Reduction in annual adjusted operating expenses versus full-year 2013.

11

Group performance

Group performance

Net profit attributable to UBS shareholders for the second quarter of 2014 was CHF 792 million compared with CHF 1,054 million in the first quarter of 2014. Operating profit before tax was CHF 1,218 million compared with CHF 1,393 million. Operating income decreased by CHF 111 million, mainly due to a decline in net interest and trading income, partly offset by higher net fee and commission income as well as higher other income. Operating expenses increased by CHF 64 million, mainly due to an increase in general and administrative expenses, partly offset by lower personnel expenses. We recorded a net tax expense of CHF 314 million compared with a net tax expense of CHF 339 million in the prior quarter. Net profit attributable to preferred noteholders was CHF 111 million compared with zero in the prior quarter.

Income statement

	For the quarter ended			% change from		Year-to-date
CHF million	30.6.14	31.3.14	30.6.13	1Q14	2Q13	30.6.14	30.6.13
Net interest income	1,242	1,572	1,208	(21)	3	2,814	2,689
Credit loss (expense)/recovery	(14)	28	(3)		367	14	(18)
Net interest income after credit loss expense	1,229	1,600	1,205	(23)	2	2,829	2,671
Net fee and commission income	4,296	4,112	4,236	4	1	8,408	8,360
Net trading income	1,347	1,357	1,760	(1)	(23)	2,704	3,982
of which: net trading income excluding own credit	1,275	1,269	1,621	0	(21)	2,544	4,025
of which: own credit on financial liabilities designated at fair value	72	88	138	(18)	(48)	160	(43)
Other income	276	189	188	46	47	465	152
Total operating income	7,147	7,258	7,389	(2)	(3)	14,405	15,164
Personnel expenses	3,842	3,967	3,855	(3)	0	7,809	7,955
General and administrative expenses	1,871	1,679	2,299	11	(19)	3,550	4,298
Depreciation and impairment of property and equipment	197	199	196	(1)	1	396	404
Amortization and impairment of intangible assets	19	20	20	(5)	(5)	39	40
Total operating expenses	5,929	5,865	6,369	1	(7)	11,794	12,697
Operating profit/(loss) before tax	1,218	1,393	1,020	(13)	19	2,611	2,467
Tax expense/(benefit)	314	339	125	(7)	151	652	583
Net profit/(loss)	904	1,054	895	(14)	1	1,958	1,884
Net profit/(loss) attributable to preferred noteholders	111	0	204		(46)	111	204
Net profit/(loss) attributable to non-controlling interests	1	0	1		0	2	2
Net profit/(loss) attributable to UBS shareholders	792	1,054	690	(25)	15	1,846	1,678

Comprehensive income
Total comprehensive income	1,298	1,448	578	(10)	125	2,746	2,138
Total comprehensive income attributable to preferred noteholders	112	(16)	572		(80)	96	629
Total comprehensive income attributable to non-controlling interests	3	(1)	(1)			3	1
Total comprehensive income attributable to UBS shareholders	1,183	1,465	6	(19)		2,648	1,509

12

UBS Group

Adjusted results1, 2

	For the quarter ended 30.6.14
CHF million	Wealth Manage- ment	Wealth Manage- ment Americas	Retail & Corporate	Global Asset Manage- ment	Invest- ment Bank	CC – Core Functions[3]	CC – Non- core and Legacy Portfolio	UBS
Operating income as reported	1,921	1,684	938	465	2,284	23	(167)	7,147
of which: own credit on financial liabilities designated at fair value[4]						72		72
of which: gains on sales of real estate						1		1
of which: gain from the partial sale of our investment in Markit					43			43
Operating income (adjusted)	1,921	1,684	938	465	2,241	(50)	(167)	7,031

Operating expenses as reported	1,566	1,473	584	359	1,704	(2)	245	5,929
of which: personnel-related restructuring charges[5]	9	2	6	1	6	3	3	28
of which: other restructuring charges[5]	29	5	7	2	21	1	(4)	61
Operating expenses (adjusted)	1,528	1,466	571	357	1,677	(6)	247	5,840

Operating profit/(loss) before tax as reported	355	211	354	105	579	25	(412)	1,218
Operating profit/(loss) before tax (adjusted)	393	218	367	107	563	(44)	(414)	1,191

	For the quarter ended 31.3.14
CHF million	Wealth Manage- ment	Wealth Manage- ment Americas	Retail & Corporate	Global Asset Manage- ment	Investment Bank	CC – Core Functions[3]	CC – Non- core and Legacy Portfolio	UBS
Operating income as reported	1,943	1,661	932	451	2,190	51	29	7,258
of which: own credit on financial liabilities designated at fair value[4]						88		88
of which: gains on sales of real estate						23		23
Operating income (adjusted)	1,943	1,661	932	451	2,190	(60)	29	7,147

Operating expenses as reported	1,325	1,419	547	329	1,765	227	254	5,865
of which: personnel-related restructuring charges[5]	25	7	10	3	82	2	5	133
of which: other restructuring charges[5]	15	3	5	1	42	0	4	71
Operating expenses (adjusted)	1,285	1,409	532	325	1,641	225	245	5,661

Operating profit/(loss) before tax as reported	619	242	386	122	425	(176)	(225)	1,393
Operating profit/(loss) before tax (adjusted)	659	252	401	126	549	(285)	(216)	1,486

	For the quarter ended 30.6.13
CHF million	Wealth Manage- ment	Wealth Manage- ment Americas	Retail & Corporate	Global Asset Manage- ment	Investment Bank	CC – Core Functions[3]	CC – Non- core and Legacy Portfolio	UBS
Operating income as reported	1,953	1,680	948	489	2,250	(5)	73	7,389
of which: own credit on financial liabilities designated at fair value[4]						138		138
of which: gains on sales of real estate						19		19
Operating income (adjusted)	1,953	1,680	948	489	2,250	(162)	73	7,232

Operating expenses as reported	1,396	1,449	571	352	1,475	126	1,001	6,369
of which: personnel-related restructuring charges[5]	41	5	7	9	14	3	17	96
of which: other restructuring charges[5]	9	5	6	5	17	1	2	44
Operating expenses (adjusted)	1,346	1,439	558	338	1,444	121	983	6,229

Operating profit/(loss) before tax as reported	557	232	377	138	775	(131)	(927)	1,020
Operating profit/(loss) before tax (adjusted)	607	242	390	152	806	(283)	(909)	1,003

1  Adjusted results are non-GAAP financial measures as defined by SEC regulations.    2  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes and restatements due to the retrospective adoption of new accounting standards.    3   Corporate Center – Core Functions operating expenses presented in this table are after service allocations to business divisions and Corporate Center – Non-core and Legacy Portfolio.    4  Refer to “Note 10 Fair value measurement” in the “Financial information” section of this report for more information.    5  Refer to “Note 16 Changes in organization” in the “Financial information” section of this report for more information.

13

Group performance

Adjusted results1, 2

	Year-to-date 30.6.14
CHF million	Wealth Manage- ment	Wealth Manage- ment Americas	Retail & Corporate	Global Asset Manage- ment	Invest- ment Bank	CC – Core Functions[3]	CC – Non- core and Legacy Portfolio	UBS
Operating income as reported	3,865	3,345	1,870	916	4,474	74	(138)	14,405
of which: own credit on financial liabilities designated at fair value[4]						160		160
of which: gains on sales of real estate						24		24
of which: gain from the partial sale of our investment in Markit					43			43
Operating income (adjusted)	3,865	3,345	1,870	916	4,431	(110)	(138)	14,178

Operating expenses as reported	2,891	2,892	1,130	688	3,469	225	499	11,794
of which: personnel-related restructuring charges[5]	34	9	15	4	87	5	7	161
of which: other restructuring charges[5]	44	8	12	2	63	2	0	132
Operating expenses (adjusted)	2,813	2,874	1,103	682	3,318	219	492	11,501

Operating profit/(loss) before tax as reported	974	453	740	228	1,004	(151)	(637)	2,611
Operating profit/(loss) before tax (adjusted)	1,052	471	767	234	1,112	(329)	(630)	2,677

	Year-to-date 30.6.13
CHF million	Wealth Manage- ment	Wealth Manage- ment Americas	Retail & Corporate	Global Asset Manage- ment	Investment Bank	CC – Core Functions[3]	CC – Non- core and Legacy Portfolio	UBS
Operating income as reported	3,866	3,260	1,867	1,006	5,033	(445)	577	15,164
of which: own credit on financial liabilities designated at fair value[4]						(43)		(43)
of which: gains on sales of real estate						19		19
of which: net loss related to the buyback of debt in a public tender offer						(119)	27	(92)
of which: gain on sale of Global AM’s Canadian domestic business				34				34
of which: net gain on sale of remaining proprietary trading business					55	(24)[6]		31
Operating income (adjusted)	3,866	3,260	1,867	972	4,978	(278)	550	15,215

Operating expenses as reported	2,646	2,833	1,143	679	3,281	365	1,750	12,697
of which: personnel-related restructuring charges[5]	44	6	9	7	(12)	2	26	82
of which: other restructuring charges[5]	31	14	19	11	49	0	180	304
Operating expenses (adjusted)	2,571	2,813	1,115	662	3,244	363	1,544	12,311

Operating profit/(loss) before tax as reported	1,221	427	724	328	1,752	(811)	(1,173)	2,467
Operating profit/(loss) before tax (adjusted)	1,296	447	752	311	1,734	(642)	(994)	2,904

1  Adjusted results are non-GAAP financial measures as defined by SEC regulations.    2  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes and restatements due to the retrospective adoption of new accounting standards.    3  Corporate Center – Core Functions operating expenses presented in this table are after service allocations to business divisions and Corporate Center – Non-core and Legacy Portfolio.    4  Refer to “Note 10 Fair value measurement” in the “Financial information” section of this report for more information.    5  Refer to “Note 16 Changes in organization” in the “Financial information” section of this report for more information.    6  Reflects a foreign currency translation loss.

14

UBS Group

Results: 2Q14 vs 1Q14

Operating profit before tax was CHF 1,218 million compared with CHF 1,393 million in the prior quarter, due to a CHF 111 million decrease in operating income and an increase of CHF 64 million in operating expenses.

In addition to reporting our results in accordance with IFRS, we report adjusted results that exclude items that management believes are not representative of the underlying performance of our businesses. Such adjusted results are non-GAAP financial measures as defined by SEC regulations. For the second quarter of 2014, the items we excluded were an own credit gain of CHF 72 million, gains of CHF 1 million on sales of real estate, a gain of CHF 43 million from the partial sale of our investment, held as a financial investment available-for-sale, in the financial information services company Markit following its initial public offering and net restructuring charges of CHF 89 million. For the first quarter of 2014, the items we excluded were an own credit gain of CHF 88 million, gains of CHF 23 million on sales of real estate and net restructuring charges of CHF 204 million.

On this adjusted basis, profit before tax was CHF 1,191 million compared with CHF 1,486 million in the prior quarter.

Adjusted operating income decreased by CHF 116 million to CHF 7,031 million, reflecting a decrease of CHF 324 million in adjusted net interest and trading income, partly offset by an increase of CHF 184 million in net fee and commission income as well as CHF 66 million higher adjusted other income.

Adjusted operating expenses increased by CHF 179 million to CHF 5,840 million, reflecting CHF 61 million higher charges for provisions for litigation, regulatory and similar matters and an increase of CHF 138 million in other non-personnel expenses, mainly as the second quarter included an impairment charge of CHF 78 million in Non-core and Legacy Portfolio related to certain disputed receivables. This was partly offset by CHF 20 million lower personnel expenses.

Operating income: 2Q14 vs 1Q14

Total operating income was CHF 7,147 million compared with CHF 7,258 million. On an adjusted basis, total operating income decreased by CHF 116 million to CHF 7,031 million, mainly due to a decrease of CHF 324 million in adjusted net interest and trading income, largely in Corporate Center, both in Core Functions and in Non-core and Legacy Portfolio, and in the Investment Bank. Net fee and commission income increased by CHF 184 million following higher underwriting fees as well as higher portfolio management and advisory fees, partly offset by lower net brokerage fees and lower investment fund fees. Adjusted other income increased by CHF 66 million, mainly reflecting increased revenues related to investments in associates.

Net interest and trading income

	For the quarter ended			% change from		Year-to-date
CHF million	30.6.14	31.3.14	30.6.13	1Q14	2Q13	30.6.14	30.6.13

Net interest and trading income
Net interest income	1,242	1,572	1,208	(21)	3	2,814	2,689
Net trading income	1,347	1,357	1,760	(1)	(23)	2,704	3,982
Total net interest and trading income	2,589	2,929	2,968	(12)	(13)	5,518	6,671

Wealth Management	671	671	744	0	(10)	1,342	1,470
Wealth Management Americas	326	324	327	1	0	649	633
Retail & Corporate	626	602	636	4	(2)	1,228	1,245
Global Asset Management	(5)	(1)	5	400		(6)	10
Investment Bank	1,155	1,257	1,281	(8)	(10)	2,412	3,114
of which: Corporate Client Solutions	281	254	231	11	22	535	728
of which: Investor Client Services	874	1,003	1,050	(13)	(17)	1,877	2,386
Corporate Center	(184)	76	(24)		667	(108)	199
of which: Core Functions	11	65	(61)	(83)		76	(337)
of which: own credit on financial liabilities designated at fair value	72	88	138	(18)	(48)	160	(43)
of which: Non-core and Legacy Portfolio	(195)	12	37			(184)	535
Total net interest and trading income	2,589	2,929	2,968	(12)	(13)	5,518	6,671

15

Group performance

Net interest and trading income

Net interest and trading income decreased by CHF 340 million to CHF 2,589 million. The second quarter of 2014 included an own credit gain on financial liabilities designated at fair value of CHF 72 million, primarily as life-to-date own credit losses partially reversed due to time decay, partly offset by the impact of a marginal tightening of our funding spreads over the quarter. The prior quarter included an own credit gain on financial liabilities of CHF 88 million. Excluding the effect of own credit, adjusted net interest and trading income decreased by CHF 324 million to CHF 2,517 million, mainly as a result of decreases in Corporate Center, both in Core Functions and in Non-core and Legacy Portfolio, and in the Investment Bank.

In Wealth Management, net interest and trading income was unchanged. Net interest income increased by CHF 22 million to CHF 518 million, mainly due to higher net interest income from Lombard loans across all regions and higher allocated revenues from Group Treasury. Net trading income decreased by CHF 22 million to CHF 153 million, primarily due to lower foreign exchange-related income.

In Wealth Management Americas, net interest and trading income increased by CHF 2 million to CHF 326 million.

In Retail & Corporate, net interest and trading income increased by CHF 24 million to CHF 626 million. Net interest income increased by CHF 18 million to CHF 541 million, reflecting higher allocated revenues from Group Treasury and higher net interest income from both lending and deposit products. The deposit margin increased following selective pricing adjustments, partly offset by the adverse effect of the ongoing low interest rate environment on our replication portfolios. The loan margin improved slightly. Average client deposit and loan volumes were broadly unchanged. Net trading income increased by CHF 7 million to CHF 86 million.

In the Investment Bank, net interest and trading income decreased by CHF 102 million. Corporate Client Solutions net interest and trading income increased by CHF 27 million, mainly as debt capital markets revenues increased, due to higher revenues from leveraged finance partly offset by lower investment grade revenues. Investor Client Services net interest and trading income decreased by CHF 129 million. Equities net interest and trading income decreased by CHF 95 million, primarily as a result of lower derivatives revenues due to declines in client activity and lower volatility levels, as well as weaker cash trading revenues. These decreases were partly offset by higher financing services revenues. In foreign exchange, rates and credit, net interest and trading income decreased by CHF 34 million. Foreign exchange revenues declined, mainly due to lower revenues from the emerging market short-term interest rate, foreign exchange spot and e-trading businesses, reflecting lower client activity levels compared with the prior quarter.

Corporate Center – Core Functions net interest and trading income, excluding the effect of own credit, decreased by CHF 38 million, mainly due to trading losses of CHF 26 million, compared with gains of CHF 17 million in the prior quarter, on derivative instruments which are used to economically hedge our financial investments available-for-sale portfolio, as well as CHF 36 million lower gains related to our macro cash flow hedges. These decreases were partly offset by gains of CHF 56 million on cross-currency basis swaps which are held as economic hedges compared with a loss of CHF 1 million in the prior quarter.

In Corporate Center – Non-core and Legacy Portfolio, net interest and trading income decreased by CHF 207 million. Non-core net interest and trading income decreased by CHF 175 million, mainly due to a loss of CHF 97 million in structured credit resulting from the exit of the majority of the correlation trading portfolio. In addition, net interest and trading income in rates decreased by CHF 46 million, mainly due to novation and unwind activity and, to a lesser extent, market movements. Debit valuation adjustments were negative CHF 44 million compared with negative CHF 19 million in the prior quarter. Legacy Portfolio net interest and trading income decreased by CHF 33 million, mainly due to lower gains on reference-linked notes and on real estate portfolios due to market movements.

è	Refer to “Note 3 Net interest and trading income” in the “Financial information” section of this report for more information
è	Refer to “Note 10 Fair value measurement” in the “Financial information” section of this report for more information on own credit

Credit loss (expense)/recovery

	For the quarter ended			% change from		Year-to-date
CHF million	30.6.14	31.3.14	30.6.13	1Q14	2Q13	30.6.14	30.6.13
Wealth Management	2	0	1		100	3	(11)
Wealth Management Americas	(2)	17	0			15	0
Retail & Corporate	(8)	12	(3)		167	4	(3)
Investment Bank	(6)	0	4			(6)	3
Corporate Center	(2)	0	(5)		(60)	(2)	(6)
of which: Non-core and Legacy Portfolio	(2)	0	(5)		(60)	(2)	(6)
Total	(14)	28	(3)		367	14	(18)

16

UBS Group

Credit loss expense/recovery

We recorded net credit loss expenses of CHF 14 million compared with net credit loss recoveries of CHF 28 million in the prior quarter.

Wealth Management Americas recorded net credit loss expenses of CHF 2 million compared with net credit loss recoveries of CHF 17 million. The prior quarter included the full release of a loan loss allowance for a single client as well as releases of loan loss allowances on securities-backed lending facilities collateralized by Puerto Rico municipal securities and related funds.

Retail & Corporate recorded net credit loss expenses of CHF 8 million compared with net credit loss recoveries of CHF 12 million. The first quarter included a release of CHF 10 million in collective loan loss allowances.

è	Refer to the “Wealth Management Americas” and “Retail & Corporate” sections of this report for more information

Net fee and commission income

Net fee and commission income increased by CHF 184 million to CHF 4,296 million.

Underwriting fees were CHF 493 million compared with CHF 320 million in the prior quarter, mainly reflecting an increase of CHF 146 million in equity underwriting fees, largely in the Investment Bank, as the market fee pool rose and participation in initial public offerings and rights offerings increased. Debt underwriting fees increased by CHF 28 million, also largely in the Investment Bank.

Portfolio management and advisory fees increased by CHF 61 million to CHF 1,780 million, primarily in Wealth Management Americas, mainly due to higher managed account fees reflecting higher average invested assets, as well as in Global Asset Management and Wealth Management.

Net brokerage fees decreased by CHF 52 million to CHF 759 million in our wealth management businesses and in the Investment Bank, largely due to lower client activity levels.

Investment fund fees decreased by CHF 28 million to CHF 905 million, largely due to lower sales-based fees in Wealth Management in line with lower market activity levels, mainly in Asia Pacific, and lower asset-based mutual fund fees in Wealth Management Americas.

è	Refer to “Note 4 Net fee and commission income” in the “Financial information” section of this report for more information

Other income

Other income was CHF 276 million compared with CHF 189 million in the prior quarter.

Income related to associates and subsidiaries was CHF 114 million compared with CHF 42 million in the prior quarter. The second quarter included a gain of CHF 65 million in Corporate Client Solutions within the Investment Bank on an investment in an

Operating income Wealth Management, Wealth Management Americas and Retail & Corporate

	Wealth Management			Wealth Management Americas			Retail & Corporate
	For the quarter ended
CHF million	30.6.14	31.3.14	30.6.13	30.6.14	31.3.14	30.6.13	30.6.14	31.3.14	30.6.13
Net interest income	518	496	523	232	223	222	541	523	542
Recurring net fee income	922	897	909	1,032	996	972	138	144	126
Transaction-based income	472	542	505	412	421	478	247	234	272
Other income	7	9	15	10	5	9	20	19	11
Income	1,919	1,943	1,952	1,686	1,644	1,680	945	921	951
Credit loss (expense)/recovery	2	0	1	(2)	17	0	(8)	12	(3)
Total operating income	1,921	1,943	1,953	1,684	1,661	1,680	938	932	948

Operating income Wealth Management, Wealth Management Americas and Retail & Corporate

	Wealth Management		Wealth Management Americas		Retail & Corporate
	Year-to-date
CHF million	30.6.14	30.6.13	30.6.14	30.6.13	30.6.14	30.6.13
Net interest income	1,013	1,031	454	424	1,063	1,072
Recurring net fee income	1,819	1,765	2,028	1,855	283	256
Transaction-based income	1,014	1,059	832	972	481	516
Other income	16	23	15	10	39	26
Income	3,862	3,877	3,330	3,260	1,866	1,870
Credit loss (expense)/recovery	3	(11)	15	0	4	(3)
Total operating income	3,865	3,866	3,345	3,260	1,870	1,867

17

Group performance

associate which was reclassified to a financial investment available-for-sale following its initial public offering. The second quarter also included a credit of CHF 25 million related to the partial release of a provision for litigation, regulatory and similar matters, which was recorded as other income.

Income from financial investments available-for-sale was CHF 77 million compared with CHF 39 million in the prior quarter. The second quarter included a gain of CHF 43 million in Investor Client Services within the Investment Bank from the partial sale of a financial investment available-for-sale.

Other income excluding the abovementioned items decreased by CHF 23 million to CHF 85 million, mainly as the prior quarter included a gain on sale of real estate of CHF 23 million.

è	Refer to “Note 5 Other income” in the “Financial information” section of this report for more information

Recurring net fee and transaction-based income in Wealth Management, Wealth Management Americas and Retail & Corporate

Recurring net fee income for Wealth Management, Wealth Management Americas and Retail & Corporate includes fees for services provided on an ongoing basis such as portfolio management fees, asset-based investment fund fees, custody fees and account keeping fees, which are generated on the respective business division’s client assets. This is part of total net fee and commission income in the UBS Group financial statements. Transaction-based income includes the non-recurring portion of the net fee and commission income for these business divisions, mainly consisting of brokerage and transaction-based investment fund fees as well as credit card fees and fees for payment transactions, together with the respective divisional net trading income.

In Wealth Management, recurring net fee income increased by CHF 25 million to CHF 922 million, reflecting the positive effects of mandate sales efforts and an increase in the invested asset base, partly offset by the negative effect on the gross margin of ongoing outflows of assets from cross-border clients. Transaction-based income decreased by CHF 70 million to CHF 472 million with declines across all regions, primarily due to lower foreign exchange-related income and investment fund revenues.

In Wealth Management Americas, recurring net fee income increased by CHF 36 million to CHF 1,032 million, mainly due to an increase in managed account fees which were calculated on increased invested asset levels at the end of the prior quarter. Transaction-based income decreased by CHF 9 million to CHF 412 million, mainly due to lower trading income in US municipal securities.

In Retail & Corporate, recurring net fee income decreased by CHF 6 million to CHF 138 million, mainly reflecting lower income from non-asset-based products. Transaction-based income increased by CHF 13 million to CHF 247 million, mainly due to higher income from credit card transactions and higher allocated revenues from Group Treasury.

è	Refer to the “Wealth Management,” “Wealth Management Americas” and “Retail & Corporate” sections of this report for more information

Operating expenses

	For the quarter ended			% change from		Year-to-date
CHF million	30.6.14	31.3.14	30.6.13	1Q14	2Q13	30.6.14	30.6.13
Personnel expenses (adjusted)[1]
Salaries	1,509	1,537	1,576	(2)	(4)	3,045	3,225
Total variable compensation	920	852	746	8	23	1,772	1,804
of which: relating to current year[2]	707	666	576	6	23	1,373	1,336
of which: relating to prior years[3]	213	186	170	15	25	399	468
Wealth Management Americas: Financial advisor compensation[4]	822	790	813	4	1	1,612	1,588
Other personnel expenses[5]	562	657	622	(14)	(10)	1,217	1,255
Total personnel expenses (adjusted)[1]	3,814	3,834	3,759	(1)	1	7,648	7,873
Non-personnel expenses (adjusted)[1]
Provisions for litigation, regulatory and similar matters	254	193	658	32	(61)	447	1,036
Other non-personnel expenses[6]	1,772	1,634	1,813	8	(2)	3,406	3,402
Total non-personnel expenses (adjusted)[1]	2,026	1,827	2,471	11	(18)	3,853	4,438
Adjusting items	89	204	140	(56)	(36)	293	386
of which: personnel-related restructuring charges	28	133	96	(79)	(71)	161	82
of which: other restructuring charges	61	71	44	(14)	39	132	304
Total operating expenses as reported	5,929	5,865	6,369	1	(7)	11,794	12,697
1  Excluding adjusting items.    2  Includes expenses relating to performance awards and other variable compensation for the respective performance year.    3  Consists of amortization of prior years’ awards relating to performance awards and other variable compensation.    4   Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated based on financial advisor productivity, firm tenure, assets and other variables. It also includes costs related to compensation commitments with financial advisors entered into at the time of recruitment, which are subject to vesting requirements.    5  Consists of expenses related to contractors, social security, pension and other post-employment benefit plans and other personnel expenses. Refer to “Note 6 Personnel expenses” in the “Financial information” section of this report for more information.    6   Includes general and administrative expenses (excluding charges for provisions for litigation, regulatory and similar matters) as well as depreciation and impairment of property and equipment and amortization and impairment of intangible assets.

18

UBS Group

Operating expenses: 2Q14 vs 1Q14

Total operating expenses increased by CHF 64 million to CHF 5,929 million. Restructuring charges were CHF 89 million compared with CHF 204 million in the prior quarter. Personnel-related restructuring charges decreased by CHF 105 million to CHF 28 million, while non-personnel-related restructuring charges decreased by CHF 10 million to CHF 61 million.

On an adjusted basis excluding restructuring charges, total operating expenses increased by CHF 179 million to CHF 5,840 million. Charges for provisions for litigation, regulatory and similar matters increased by CHF 61 million and other non-personnel expenses increased by CHF 138 million, mainly as the second quarter included an impairment charge of CHF 78 million in Corporate Center – Non-core and Legacy Portfolio related to certain disputed receivables. This was partly offset by a decrease of CHF 20 million in personnel expenses.

è	Refer to “Note 16 Changes in organization” in the “Financial information” section of this report for more information on restructuring charges

Personnel expenses

Personnel expenses decreased by CHF 125 million to CHF 3,842 million. The second quarter of 2014 included CHF 28 million in personnel-related restructuring charges compared with CHF 133 million in the prior quarter. On an adjusted basis excluding restructuring charges, personnel expenses decreased by CHF 20 million to CHF 3,814 million.

Expenses for salaries, excluding the effects of restructuring, decreased by CHF 28 million, largely due to lower expenses for untaken vacation accruals.

Excluding the effects of restructuring, total variable compensation expenses increased by CHF 68 million to CHF 920 million, mainly due to increased expenses for current year variable compensation.

Financial advisor compensation in Wealth Management Americas increased by CHF 32 million, corresponding with higher compensable revenues.

Other personnel expenses decreased by CHF 95 million on an adjusted basis, largely due to lower charges for social security, mainly as the second quarter included the reversal of a first quarter overaccrual of approximately CHF 20 million and also reflected other reductions related to performance awards.

è	Refer to “Note 6 Personnel expenses” in the “Financial information” section of this report for more information

General and administrative expenses

General and administrative expenses increased by CHF 192 million to CHF 1,871 million. On an adjusted basis, excluding net restructuring charges of CHF 60 million in the second quarter compared with CHF 63 million in the prior quarter, general and administrative expenses increased by CHF 195 million.

Net charges for provisions for litigation, regulatory and similar matters increased by CHF 61 million to CHF 254 million. In view of the current regulatory and political climate affecting financial institutions, and because we continue to be exposed to a number of significant claims and regulatory matters, we expect charges associated with litigation, regulatory and similar matters to remain at elevated levels through 2014.

Professional fees, excluding the effects of restructuring, increased by CHF 57 million, mainly due to higher consulting and legal fees.

Marketing and public relations expenses, travel and entertainment and outsourcing of information technology and other services, excluding the effects of restructuring, increased by CHF 14 million, CHF 11 million and CHF 5 million, respectively.

Rent and maintenance of information technology and other equipment, excluding the effects of restructuring, decreased by CHF 23 million.

Other general and administrative expenses increased by CHF 77 million, excluding the effects of restructuring charges, mainly as the second quarter included an impairment charge of CHF 78 million in Non-core and Legacy Portfolio related to certain disputed receivables.

è	Refer to “Note 7 General and administrative expenses” in the “Financial information” section of this report for more information
è	Refer to “Note 14 Provisions and contingent liabilities” in the “Financial information” section of this report for more information

Depreciation, impairment and amortization

Depreciation and impairment of property and equipment was CHF 197 million compared with CHF 199 million in the prior quarter.

Amortization and impairment of intangible assets was CHF 19 million compared with CHF 20 million in the prior quarter.

Tax: 2Q14 vs 1Q14

We recognized a net income tax expense of CHF 314 million for the second quarter of 2014 compared with a net income tax expense of CHF 339 million in the prior quarter. The second quarter net income tax expense included a deferred tax expense of CHF 195 million in respect of the amortization of deferred tax assets previously recognized in relation to tax losses carried forward to reflect their offset against Swiss taxable profits for the quarter. In addition, it included net income tax expenses of CHF 119 million in respect of taxable profits primarily relating to branches and subsidiaries outside of Switzerland.

The first quarter net income tax expense of CHF 339 million primarily reflected the amortization of deferred tax assets previously recognized in relation to tax losses carried forward to reflect their offset against Swiss taxable profits for the quarter.

In 2014, we expect the full year effective tax rate to be in the range of 20% to 25%, excluding any impact from deferred tax asset reassessments. Consistent with past practice, we expect to revalue our deferred tax assets in the second half of 2014 based upon a reassessment of future profitability, taking into account updated

19

Group performance

business plan forecasts. The full year effective tax rate could change significantly as a result of this reassessment.

è	Refer to “Note 8 Income taxes” in the “Financial information” section of this report for more information

Total comprehensive income attributable to UBS shareholders: 2Q14 vs 1Q14

Total comprehensive income attributable to UBS shareholders was CHF 1,183 million compared with CHF 1,465 million in the prior quarter. Net profit attributable to UBS shareholders was CHF 792 million compared with CHF 1,054 million. Other comprehensive income (OCI) attributable to UBS shareholders was CHF 390 million compared with CHF 411 million.

In the second quarter, OCI included gains from cash flow hedges of CHF 262 million (net of tax) compared with CHF 210 million in the prior quarter, mainly reflecting decreases in long-term interest rates across all major currencies.

Foreign currency translation gains amounted to CHF 87 million (net of tax), primarily related to a strengthening of the US dollar against the Swiss franc, compared with losses of CHF 174 million in the prior quarter.

OCI on defined benefit plans (net of tax) was CHF 26 million compared with CHF 344 million in the prior quarter. A pre-tax gain of CHF 143 million was recorded for the Swiss pension plan, which was primarily due to an increase in the fair value of the underlying plan assets, partly offset by an increase in the defined benefit obligation resulting from a decrease in the applicable discount rate. Net pre-tax OCI on non-Swiss pension plans was negative CHF 95 million.

OCI associated with financial investments available-for-sale was CHF 16 million (net of tax) compared with CHF 31 million in the prior quarter, mainly due to net unrealized gains as a result of decreases in long-term interest rates, partly offset by the reclassification of previously unrealized net gains to the income statement upon sale of investments.

è	Refer to the “Statement of comprehensive income” in the “Financial information” section of this report for more information
è	Refer to “Note 28 Pension and other post-employment benefit plans” in the “Financial information” section of our Annual Report 2013 for more information

Net profit attributable to preferred noteholders:

2Q14 vs 1Q14

Net profit attributable to preferred noteholders was CHF 111 million in the second quarter of 2014 compared with zero in the first quarter of 2014. In the second quarter, dividends of CHF 81 million were paid for preferred notes, for which no accrual was required in a prior period. In addition, the second quarter included an accrual of CHF 30 million for future dividend payments triggered by the dividend payment to UBS shareholders in May 2014.

Purchase of UBS AG shares by UBS Group AG pursuant to the exchange offer to create a group holding company is expected to cause a triggering event which results in accruals for future distributions to preferred noteholders. Assuming the acceptance date for the exchange offer is in the fourth quarter of 2014, we expect to attribute further net profit to preferred noteholders of up to approximately CHF 80 million in that period.

If we have attributed net profit to preferred noteholders of CHF 80 million in the fourth quarter of 2014, we would expect to attribute net profit to preferred noteholders of approximately CHF 30 million in 2015. In addition, we would expect to attribute net profit to preferred noteholders of approximately CHF 80 million in 2016.

è	Refer to the “Regulatory and legal developments and financial reporting changes” section of this report for more information

Performance by reporting segment: 2Q14 vs 1Q14

Management’s discussion and analysis by reporting segment is provided in the “UBS business divisions and Corporate Center” section of this report.

Key figures and personnel: 2Q14 vs 1Q14

Cost/income ratio

The cost/income ratio was 82.8% in the second quarter of 2014 compared with 81.1% in the prior quarter. On an adjusted basis, the cost/income ratio increased to 82.9% from 79.5%.

Risk-weighted assets

Our phase-in Basel III risk-weighted assets (RWA) were stable at CHF 229.9 billion in the second quarter of 2014. Market risk RWA decreased by CHF 2.3 billion, which was entirely offset by a CHF 1.4 billion increase in operational risk RWA, a CHF 0.5 billion increase in credit risk RWA and a CHF 0.4 billion increase in non-counterparty-related risk RWA.

The CHF 2.3 billion decrease in market risk RWA was mainly due to the exit of the majority of the correlation trading portfolio in Corporate Center – Non-core, partly offset by an increase in the Investment Bank related to stressed value-at-risk. Incremental operational risk RWA based on the supplemental operational risk capital analysis mutually agreed to by UBS and FINMA increased by CHF 1.3 billion to CHF 25.8 billion as of 30 June 2014. The CHF 0.5 billion increase in credit risk RWA was due to increases of CHF 3.8 billion in the Investment Bank, mainly due to a CHF 2.7 billion increase related to exposures to Corporates which was primarily driven by temporarily higher RWA arising from aged trade settlements and from an increase in originated commercial real estate loans in advance of securitization, and CHF 1.1 billion in Corporate Center – Core Functions. These increases were largely offset by a reduction of CHF 4.1 billion in Corporate Center – Non-core and Legacy Portfolio.

è

Refer to the discussions of “Corporate Center – Non-core and Legacy Portfolio” and “Capital management” in the “Risk and treasury management” section of this report for more information on risk-weighted assets

20

UBS Group

Net new money

In Wealth Management, net new money was CHF 10.7 billion, with net inflows from Asia Pacific, Switzerland and emerging markets. Europe reported net outflows due to ongoing cross-border asset outflows, partly offset by net inflows in domestic markets. On a global basis, net new money from ultra high net worth clients was CHF 9.6 billion compared with CHF 7.4 billion in the prior quarter.

In Wealth Management Americas, net new money outflows were CHF 2.2 billion or USD 2.5 billion compared with net inflows of CHF 1.9 billion or USD 2.1 billion in the prior quarter. The second quarter reflected net new money outflows from financial advisors employed with UBS for more than one year, compared with net inflows in the prior quarter, mainly due to client withdrawals of approximately USD 2.5 billion in the second quarter associated with seasonal income tax payments.

In Global Asset Management, excluding money market flows, net new money inflows were CHF 11.6 billion compared with CHF 13.0 billion in the prior quarter. By channel, net inflows from third parties were CHF 8.7 billion compared with CHF 9.0 billion, mainly into equities and fixed income, and primarily from clients serviced from Switzerland and Asia Pacific. Net inflows from clients of UBS’s wealth management businesses were CHF 2.9 billion compared with CHF 4.0 billion in the prior quarter, mainly into alternatives and fixed income, and primarily from clients serviced from Asia Pacific. Money market net outflows were CHF 3.6 billion compared with CHF 3.4 billion in the prior quarter and were mainly from clients serviced from the Americas. Total net new money inflows were CHF 8.0 billion compared with CHF 9.6 billion in the prior quarter.

è	Refer to the “Wealth Management,” “Wealth Management Americas” and “Global Asset Management” sections of this report for more information

Invested assets

In Wealth Management, invested assets increased by CHF 29 billion to CHF 928 billion as of 30 June 2014, due to positive market performance of CHF 18 billion, net new money inflows of CHF 10.7 billion and positive currency translation effects of CHF 1 billion.

In Wealth Management Americas, invested assets increased by CHF 30 billion to CHF 902 billion. In US dollar terms, invested assets increased by USD 30 billion to a record USD 1,017 billion, reflecting positive market performance of USD 33 billion, partly offset by net new money outflows of USD 2.5 billion.

In Global Asset Management, invested assets were CHF 621 billion as of 30 June 2014 compared with CHF 596 billion as of 31 March 2014. This increase was due to positive market performance of CHF 14 billion, total net new money inflows of CHF 8.0 billion and positive currency translation effects of CHF 4 billion.

è	Refer to the “Wealth Management,” “Wealth Management Americas” and “Global Asset Management” sections of this report for more information

Net new money

	For the quarter ended			Year-to-date
CHF billion	30.6.14	31.3.14	30.6.13	30.6.14	30.6.13
Wealth Management	10.7	10.9	10.1	21.6	25.1
Wealth Management Americas	(2.2)	1.9	2.7	(0.3)	11.2
Global Asset Management	8.0	9.6	(2.0)	17.6	(5.1)
of which: excluding money market flows	11.6	13.0	(1.3)	24.6	3.8
of which: money market flows	(3.6)	(3.4)	(0.6)	(7.0)	(8.8)
Invested assets
	As of			% change from
CHF billion	30.6.14	31.3.14	30.6.13	31.3.14	30.6.13
Wealth Management	928	899	862	3	8
Wealth Management Americas	902	872	843	3	7
Global Asset Management	621	596	586	4	6
of which: excluding money market funds	563	534	512	5	10
of which: money market funds	58	62	75	(6)	(23)

21

Group performance

Personnel

We employed 60,087 personnel as of 30 June 2014, a decrease of 239 compared with 60,326 personnel as of 31 March 2014. Personnel in Corporate Center decreased by 118, with declines in both Core Functions and Non-core and Legacy Portfolio. Investment Bank personnel declined by 97, mainly due to decreased front office personnel as well as a decrease in personnel allocated from Corporate Center shared services units. Retail & Corporate personnel declined by 76.

è	Refer to the discussions of personnel in the “UBS business divisions and Corporate Center” section of this report for more information

Personnel by business division and Corporate Center
		As of		% change from
Full-time equivalents	30.6.14	31.3.14	30.6.13	31.3.14	30.6.13
Wealth Management	16,681	16,642	16,359	0	2
Wealth Management Americas	16,348	16,356	16,243	0	1
Retail & Corporate	9,164	9,240	9,532	(1)	(4)
Global Asset Management	3,752	3,730	3,760	1	0
Investment Bank	11,763	11,860	12,138	(1)	(3)
Corporate Center	2,379	2,497	2,724	(5)	(13)
of which: Core Functions	881	951	1,006	(7)	(12)
of which: Non-core and Legacy Portfolio	1,498	1,546	1,718	(3)	(13)
Total	60,087	60,326	60,754	0	(1)
of which: Corporate Center personnel (before allocations)[1]	23,649	23,984	24,568	(1)	(4)

1 Comparative figures in this table may differ from those originally published in quarterly and annual reports (for example, due to adjustments following organizational changes).

Personnel by region

		As of		% change from
Full-time equivalents	30.6.14	31.3.14	30.6.13	31.3.14	30.6.13
Americas	21,168	21,265	21,360	0	(1)
of which: USA	19,896	19,972	20,082	0	(1)
Asia Pacific	7,374	7,313	7,173	1	3
Europe, Middle East and Africa	10,105	10,190	10,206	(1)	(1)
of which: UK	5,470	5,600	5,826	(2)	(6)
of which: Rest of Europe	4,482	4,433	4,224	1	6
of which: Middle East and Africa	153	158	156	(3)	(2)
Switzerland	21,440	21,558	22,015	(1)	(3)
Total	60,087	60,326	60,754	0	(1)

22

UBS Group

Results: 6M14 vs 6M13

Net profit attributable to UBS shareholders was CHF 1,846 million in the first half of 2014 compared with CHF 1,678 million in the same period a year earlier. Operating profit before tax was CHF 2,611 million compared with CHF 2,467 million.

For the first half of 2014, adjusting items were an own credit gain of CHF 160 million, gains on sales of real estate of CHF 24 million, a gain of CHF 43 million from the aforementioned partial sale of a financial investment available-for-sale and net restructuring charges of CHF 293 million. For the first half of 2013, adjusting items were an own credit loss of CHF 43 million, gains on sales of real estate of CHF 19 million, a net loss related to the buyback of debt in a public tender offer of CHF 92 million, a gain on the sale of Global Asset Management’s Canadian domestic business of CHF 34 million, a net gain on the sale of our remaining proprietary trading business of CHF 31 million and net restructuring charges of CHF 386 million.

On an adjusted basis, profit before tax decreased by CHF 227 million to CHF 2,677 million, largely due to a decline of CHF 1,037 million in operating income, partly offset by a decline of CHF 810 million in operating expenses.

Adjusted operating income was CHF 14,178 million compared with CHF 15,215 million, mainly reflecting a decrease of CHF 1,329 million in adjusted net interest and trading income, largely in Corporate Center – Non-core and Legacy Portfolio, the Investment Bank and, to a lesser extent, Wealth Management, partly offset by an increase in Corporate Center – Core Functions. Net interest and trading income in Wealth Management declined by CHF 128 million, mainly due to lower foreign exchange and precious metals trading revenues as well as reduced net interest income. Investment Bank net interest and trading revenues declined by CHF 702 million. Investor Client Services net interest and trading income decreased by CHF 509 million to CHF 1,877 million, mainly as equities derivatives revenues declined, across all regions, primarily as a result of a reduction in client activity levels, lower volatility levels and trading revenues. Foreign exchange, rates and credit revenues also decreased, with lower revenues across most products as client activity levels decreased significantly, reflecting the ongoing macroeconomic uncertainty. Corporate Client Solutions net interest and trading income declined by CHF 193 million, largely due to lower equity capital markets revenues as well as lower revenues in financing solutions, partly offset by higher debt capital markets and risk management revenues. The first half of 2013 included revenues from a large private transaction in equity capital markets. Non-core and Legacy Portfolio net interest and trading income decreased by CHF 719 million, primarily as Legacy Portfolio revenues in the first half of 2013 included a gain of CHF 359 million from the revaluation of our option to acquire the SNB StabFund’s equity. Furthermore, Non-core revenues declined by CHF 314 million. Credit revenues were negative CHF 45 million compared with positive CHF 42 million, mainly as the first half of 2014 included a loss of CHF 97 million in structured credit resulting from the exit of the majority of the correlation trading portfolio. Revenues in rates were negative CHF 57 million in the first half of 2014, mainly due to novation and unwind activity, compared with positive CHF 73 million in the same period in the prior year. Both rates and credit revenues in the first half of 2013 benefited from favorable market conditions at the beginning of the year ahead of any material unwind activity. In addition, debit valuation adjustments were negative CHF 63 million compared with positive CHF 16 million. These decreases were partly offset by CHF 237 million higher adjusted net interest and trading revenues in Corporate Center – Core Functions, mainly due to a gain of CHF 62 million related to our macro cash flow hedges compared with a loss of CHF 90 million in the first half of 2013 and gains of CHF 54 million from cross-currency basis swaps which are held as economic hedges compared with a loss of CHF 85 million in the first half of 2013. Adjusted other income increased by CHF 211 million and net fee and commission income increased by CHF 48 million.

Adjusted operating expenses decreased by CHF 810 million to CHF 11,501 million, due to a CHF 589 million decline in charges for provisions for litigation, regulatory and similar matters and CHF 225 million lower personnel expenses, largely due to lower salary costs.

23

24

UBS business divisions and Corporate Center Management report

Wealth Management

Wealth Management

Profit before tax was CHF 355 million in the second quarter of 2014, a decrease of CHF 264 million compared with the first quarter. Adjusted for restructuring charges, profit before tax decreased by CHF 266 million to CHF 393 million, mainly due to an increase in charges for provisions for litigation, regulatory and similar matters to CHF 291 million from CHF 86 million. In addition, operating income declined by CHF 22 million, largely as a result of decreased transaction-based income, partly offset by higher recurring income. The gross margin on invested assets decreased 3 basis points to 84 basis points. Net new money was CHF 10.7 billion compared with CHF 10.9 billion in the prior quarter.

Business division reporting1

	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.6.14	31.3.14	30.6.13	1Q14	2Q13	30.6.14	30.6.13
Net interest income	518	496	523	4	(1)	1,013	1,031
Recurring net fee income	922	897	909	3	1	1,819	1,765
Transaction-based income	472	542	505	(13)	(7)	1,014	1,059
Other income	7	9	15	(22)	(53)	16	23
Income	1,919	1,943	1,952	(1)	(2)	3,862	3,877
Credit loss (expense)/recovery	2	0	1		100	3	(11)
Total operating income	1,921	1,943	1,953	(1)	(2)	3,865	3,866
Personnel expenses	824	847	866	(3)	(5)	1,671	1,704
General and administrative expenses	676	412	462	64	46	1,088	807
Services (to)/from other business divisions	13	17	21	(24)	(38)	30	40
Depreciation and impairment of property and equipment	52	48	46	8	13	99	91
Amortization and impairment of intangible assets	1	2	1	(50)	0	3	3
Total operating expenses[2]	1,566	1,325	1,396	18	12	2,891	2,646
Business division operating profit/(loss) before tax	355	619	557	(43)	(36)	974	1,221

Key performance indicators[3]
Pre-tax profit growth (%)	(42.6)	31.4	(16.1)			(20.2)	(14.4)
Cost/income ratio (%)	81.6	68.2	71.5			74.9	68.2
Net new money growth (%)	4.8	4.9	4.6			4.9	6.1
Gross margin on invested assets (bps)	84	87	90	(3)	(7)	86	91

1  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes and restatements due to the retrospective adoption of new accounting standards.    2  Refer to “Note 16 Changes in organization” in the “Financial information” section of this report for information on restructuring charges.    3  Refer to the “Measurement of performance” section of our Annual Report 2013 for the definitions of our key performance indicators.

26

UBS business divisions and Corporate Center

Business division reporting1 (continued)

	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.6.14	31.3.14	30.6.13	1Q14	2Q13	30.6.14	30.6.13

Additional information
Recurring income	1,440	1,392	1,432	3	1	2,832	2,795
Recurring income as a % of income (%)	75.0	71.6	73.4			73.3	72.1
Average attributed equity (CHF billion)[2]	3.4	3.4	3.6	0	(6)	3.4	3.7
Return on attributed equity (%)	41.8	72.8	61.9			57.3	66.9
Risk-weighted assets (fully applied, CHF billion)[3]	22.1	21.4	19.4	3	14	22.1	19.4
Risk-weighted assets (phase-in, CHF billion)[3]	22.6	21.8	19.8	4	14	22.6	19.8
Return on risk-weighted assets, gross (%)[4]	34.6	36.0	40.1			35.3	40.5
Leverage ratio denominator (phase-in, CHF billion)[5]	129.0	125.4		3		129.0
Goodwill and intangible assets (CHF billion)	1.3	1.3	1.4	0	(7)	1.3	1.4
Net new money (CHF billion)	10.7	10.9	10.1			21.6	25.1
Invested assets (CHF billion)	928	899	862	3	8	928	862
Client assets (CHF billion)	1,083	1,044	996	4	9	1,083	996
Loans, gross (CHF billion)	105.3	102.2	95.1	3	11	105.3	95.1
Due to customers (CHF billion)	187.5	186.8	187.3	0	0	187.5	187.3
Personnel (full-time equivalents)	16,681	16,642	16,359	0	2	16,681	16,359
Client advisors (full-time equivalents)	4,245	4,220	4,178	1	2	4,245	4,178

1  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes and restatements due to the retrospective adoption of new accounting standards.    2  Refer to the “Capital management” section of our Annual Report 2013 for more information on the equity attribution framework.    3  Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB). Refer to the “Capital management” section of this report for more information.    4  Based on phase-in Basel III risk-weighted assets.    5  The leverage ratio denominator is also referred to as “total adjusted exposure” and is calculated in accordance with Swiss SRB leverage ratio requirements. Data represent the average of the total adjusted exposure at the end of the three months preceding the end of the reporting period. Refer to the “Capital management” section of this report for more information.

Regional breakdown of key figures1, 2

As of or for the quarter ended 30.6.14	Europe	Asia Pacific	Switzerland	Emerging markets	of which: ultra high net worth		of which: Global Family Office[3]
Net new money (CHF billion)	(0.6)	8.9	2.2	0.3	9.6		(0.5)
Net new money growth (%)	(0.7)	16.0	5.3	0.8	9.1		(3.3)
Invested assets (CHF billion)	352	238	171	157	447		61
Gross margin on invested assets (bps)	83	78	89	92	52		43 [4]
Client advisors (full-time equivalents)	1,484	1,153	758	789	672	[5]

1  Refer to the “Measurement of performance” section of our Annual Report 2013 for the definitions of our key performance indicators.    2  Based on the Wealth Management business area structure, and excluding minor functions with 61 client advisors, and CHF 10 billion of invested assets, and CHF 0.1 billion of net new money outflows in the second quarter 2014.    3  Joint venture between Wealth Management and the Investment Bank. Global Family Office is reported as a sub-segment of ultra high net worth and is included in the ultra high net worth figures.    4  Gross margin includes income booked in the Investment Bank. Gross margin only based on income booked in Wealth Management is 26 basis points.    5  Represents client advisors who exclusively serve ultra high net worth clients. In addition to these, other client advisors may also serve certain ultra high net worth clients, but not exclusively.

27

Wealth Management

Results: 2Q14 vs 1Q14

Operating income

Total operating income decreased by CHF 22 million to CHF 1,921 million, mainly due to lower transaction-based income, partly offset by higher recurring net fee income and net interest income.

Net interest income increased by CHF 22 million to CHF 518 million, mainly due to higher net interest income from Lombard loans across all regions and higher allocated revenues from Group Treasury.

Recurring net fee income increased by CHF 25 million to CHF 922 million, reflecting the positive effects of mandate sales efforts and an increase in the invested asset base, partly offset by the negative effect on the gross margin of ongoing outflows of assets from cross-border clients.

Transaction-based income decreased by CHF 70 million to CHF 472 million with declines across all regions, primarily due to lower foreign exchange-related income and investment fund revenues.

Other income declined by CHF 2 million to CHF 7 million.

Net credit loss recoveries were CHF 2 million in the second quarter due to a release of CHF 3 million in collective loan loss allowances compared with zero in the prior quarter.

Operating expenses

Total operating expenses increased by CHF 241 million to CHF 1,566 million. Adjusted for restructuring charges of CHF 38 million compared with CHF 40 million, operating expenses increased by CHF 243 million to CHF 1,528 million, mainly as charges for provisions for litigation, regulatory and similar matters increased by CHF 205 million and also due to higher marketing expenses.

Personnel expenses decreased by CHF 23 million to CHF 824 million. Adjusted for restructuring charges of CHF 9 million compared with CHF 25 million, personnel expenses decreased by CHF 7 million to CHF 815 million, mainly due to lower variable compensation expenses, largely offset by increased expenses due to annual salary increases, staff hires for our strategic and regulatory priorities as well as increased Corporate Center shared service costs.

General and administrative expenses increased by CHF 264 million to CHF 676 million. Adjusted for restructuring charges of CHF 29 million compared with CHF 14 million, general and administrative expenses increased by CHF 249 million to CHF 647 million, mainly due to CHF 205 million higher charges for provisions for litigation, regulatory and similar matters as well as higher marketing expenses.

Net charges for services from other business divisions decreased by CHF 4 million to CHF 13 million, mainly due to lower charges from Retail & Corporate.

Depreciation and impairment of property and equipment increased by CHF 4 million to CHF 52 million.

Cost/income ratio

The cost/income ratio increased to 81.6% compared with 68.2% in the prior quarter. Adjusted for restructuring charges, the cost/income ratio increased to 79.6% from 66.1%, mainly as a result of the aforementioned higher charges for provisions for litigation, regulatory and similar matters coupled with lower income. The adjusted cost/income ratio was above our current target range of 60% to 70%.

Net new money

The annualized net new money growth rate was 4.8% compared with 4.9% for the prior quarter and was at the upper end of our target range of 3% to 5%. Net new money was CHF 10.7 billion, with net inflows from Asia Pacific, Switzerland and emerging markets. Europe reported net outflows due to ongoing cross-border asset outflows, partly offset by net inflows in domestic markets. On a global basis, net new money from ultra high net worth clients was CHF 9.6 billion compared with CHF 7.4 billion in the prior quarter.

Invested assets

Invested assets increased by CHF 29 billion to CHF 928 billion as of 30 June 2014, due to positive market performance of CHF 18 billion, net new money inflows of CHF 11 billion and positive currency translation effects of CHF 1 billion.

Gross margin on invested assets

The gross margin decreased 3 basis points to 84 basis points following a 1% decrease in income coupled with 2% higher average invested assets. The gross margin remained below our target range of 95 to 105 basis points.

Personnel: 2Q14 vs 1Q14

Wealth Management employed 16,681 personnel as of 30 June 2014 compared with 16,642 as of 31 March 2014, following an increase in both client advisors and non-client facing staff. The number of client advisors increased by 25 to 4,245, mainly due to an increase in Asia Pacific, partly offset by a reduction in Europe.

28

UBS business divisions and Corporate Center

Results: 6M14 vs 6M13

Profit before tax decreased by CHF 247 million to CHF 974 million. Adjusted for restructuring charges, profit before tax decreased by CHF 244 million to CHF 1,052 million, mainly due to an increase in charges for provisions for litigation, regulatory and similar matters to CHF 377 million from CHF 23 million, while the first half of 2013 included a charge of CHF 104 million in relation to the Swiss-UK tax agreement.

è	Refer to the “Regulatory and legal developments” section of our Annual Report 2013 for more information on the charge in relation to the Swiss-UK tax agreement

Total operating income was broadly unchanged at CHF 3,865 million, mainly as lower transaction-based income as well as lower net interest and other income were almost entirely offset by higher recurring net fee income and a credit loss recovery, while the first half of 2013 included a credit loss expense.

Net interest income decreased by CHF 18 million to CHF 1,013 million, primarily due to lower net interest income from client deposits, lower allocated revenues from Group Treasury and higher costs related to the multi-currency portfolio of unencumbered, high-quality, liquid assets managed centrally by Group Treasury. These decreases were partly offset by higher net interest income from Lombard loans and mortgages.

Recurring net fee income increased by CHF 54 million to CHF 1,819 million, primarily due to the positive effects of pricing measures, an increase in invested assets and mandate sales efforts. These increases were partly offset by lower income due to the effect on the gross margin of ongoing outflows of assets from cross-border clients and due to the migration into retrocession-free products for investment mandates during 2013.

Transaction-based income decreased by CHF 45 million to CHF 1,014 million. Compared with a strong first half of 2013, transaction-based income declined, mainly due to lower foreign exchange and precious metals trading revenues, partly offset by higher income related to structured products.

Other income decreased by CHF 7 million to CHF 16 million, mainly due to a decline in revenues for other services.

Total operating expenses increased by CHF 245 million to CHF 2,891 million. Adjusted for restructuring charges of CHF 78 million compared with CHF 75 million, operating expenses increased by CHF 242 million to CHF 2,813 million, mainly due to a CHF 354 million increase in charges for provisions for litigation, regulatory and similar matters to CHF 377 million, while the first half of 2013 included a charge of CHF 104 million in relation to the Swiss-UK tax agreement. Changes to allocations of Corporate Center shared service costs in the first half of 2014 had the effect of increasing personnel, general and administrative expenses and, to a lesser extent, depreciation and impairment of property and equipment by a total of approximately CHF 20 million, which was offset by lower net charges from other business divisions.

Personnel expenses decreased by CHF 33 million to CHF 1,671 million. Adjusted for restructuring charges of CHF 34 million compared with CHF 44 million, personnel expenses declined by CHF 23 million to CHF 1,637 million. This decrease was mainly due to reduced pension-related expenses and lower personnel-related charges from Corporate Center, mainly related to information technology following outsourcing initiatives. This was partly offset by higher expenses due to annual salary increases, staff hires for our strategic and regulatory priorities as well as the aforementioned changes to allocations of Corporate Center shared service costs.

General and administrative expenses increased by CHF 281 million to CHF 1,088 million. Adjusted for restructuring charges of CHF 42 million compared with CHF 28 million, general and administrative expenses increased by CHF 267 million to CHF 1,046 million, mainly due to the aforementioned CHF 354 million higher charges for provisions for litigation, regulatory and similar matters, while the first half of 2013 included a charge of CHF 104 million in relation to the Swiss-UK tax agreement.

Net charges for services from other business divisions decreased by CHF 10 million to CHF 30 million, including the impact of the aforementioned changes to allocations of Corporate Center shared service costs in the first half of 2014, partly offset by lower net charges from Wealth Management to the Investment Bank and Retail & Corporate related to our Investment Products and Services unit.

Depreciation and impairment of property and equipment increased by CHF 8 million to CHF 99 million.

29

Wealth Management Americas

Wealth Management Americas

Profit before tax was USD 238 million in the second quarter of 2014 compared with a record profit before tax of USD 272 million in the first quarter. Adjusted for restructuring charges, profit before tax decreased to USD 246 million from USD 284 million, mainly due to increased operating expenses, partly offset by higher operating income. Net new money outflows were USD 2.5 billion compared with net inflows of USD 2.1 billion in the prior quarter, primarily reflecting client withdrawals associated with seasonal income tax payments.

Business division reporting – in US dollars1

	As of or for the quarter ended			% change from		Year-to-date
USD million, except where indicated	30.6.14	31.3.14	30.6.13	1Q14	2Q13	30.6.14	30.6.13
Net interest income	261	250	235	4	11	511	451
Recurring net fee income	1,163	1,119	1,030	4	13	2,282	1,977
Transaction-based income	464	472	507	(2)	(8)	936	1,037
Other income	12	6	9	100	33	17	11
Income	1,900	1,847	1,780	3	7	3,747	3,476
Credit loss (expense)/recovery	(2)	19	0			17	0
Total operating income	1,898	1,865	1,780	2	7	3,764	3,476
Personnel expenses	1,306	1,265	1,246	3	5	2,571	2,450
Financial advisor compensation[2]	742	708	690	5	8	1,450	1,352
Compensation commitments with recruited financial advisors[3]	184	180	171	2	8	364	342
Salaries and other personnel costs	380	377	386	1	(2)	757	756
General and administrative expenses	303	280	239	8	27	583	473
Services (to)/from other business divisions	3	2	4	50	(25)	5	8
Depreciation and impairment of property and equipment	36	33	32	9	13	69	63
Amortization and impairment of intangible assets	13	13	13	0	0	26	27
Total operating expenses[4]	1,660	1,594	1,534	4	8	3,254	3,020
Business division operating profit/(loss) before tax	238	272	245	(13)	(3)	510	455

Key performance indicators[5]
Pre-tax profit growth (%)	(12.5)	7.1	16.7			12.1	44.0
Cost/income ratio (%)	87.4	86.3	86.2			86.8	86.9
Net new money growth (%)	(1.0)	0.9	1.3			(0.1)	2.8
Gross margin on invested assets (bps)	76	76	80	0	(5)	76	79

1  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes and restatements due to the retrospective adoption of new accounting standards.    2  Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated based on financial advisor productivity, firm tenure, assets and other variables.    3  Compensation commitments with recruited financial advisors represents charges related to compensation commitments granted to financial advisors at the time of recruitment which are subject to vesting requirements.    4  Refer to “Note 16 Changes in organization” in the “Financial information” section of this report for information on restructuring charges.    5  Refer to the “Measurement of performance” section of our Annual Report 2013 for the definitions of our key performance indicators.

30

UBS business divisions and Corporate Center

Business division reporting – in US dollars1 (continued)

	As of or for the quarter ended			% change from		Year-to-date
USD million, except where indicated	30.6.14	31.3.14	30.6.13	1Q14	2Q13	30.6.14	30.6.13

Additional information
Recurring income	1,424	1,369	1,264	4	13	2,793	2,429
Recurring income as a % of income (%)	74.9	74.1	71.0			74.5	69.9
Average attributed equity (USD billion)[2]	2.9	3.0	3.1	(3)	(6)	3.0	3.1
Return on attributed equity (%)	32.8	36.3	31.6			34.6	29.4
Risk-weighted assets (fully applied, USD billion)[3]	28.0	27.7	21.9	1	28	28.0	21.9
Risk-weighted assets (phase-in, USD billion)[3]	28.2	27.8	22.2	1	27	28.2	22.2
Return on risk-weighted assets, gross (%)[4]	27.1	26.7	31.4			26.9	29.6
Leverage ratio denominator (phase-in, USD billion)[5]	63.7	63.4		0		63.7
Goodwill and intangible assets (USD billion)	3.8	3.8	3.8	0	0	3.8	3.8
Net new money (USD billion)	(2.5)	2.1	2.8			(0.4)	12.0
Net new money including interest and dividend income (USD billion)[6]	3.2	7.6	8.4			10.8	22.4
Invested assets (USD billion)	1,017	987	892	3	14	1,017	892
Client assets (USD billion)	1,073	1,042	937	3	15	1,073	937
Loans, gross (USD billion)	41.7	39.6	36.8	5	13	41.7	36.8
Due to customers (USD billion)	67.6	68.8	56.0	(2)	21	67.6	56.0
Recruitment loans to financial advisors	2,985	3,017	3,057	(1)	(2)	2,985	3,057
Other loans to financial advisors	402	431	434	(7)	(7)	402	434
Personnel (full-time equivalents)	16,348	16,356	16,243	0	1	16,348	16,243
Financial advisors (full-time equivalents)	7,119	7,113	7,099	0	0	7,119	7,099

1  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes and restatements due to the retrospective adoption of new accounting standards.    2  Refer to the “Capital management” section of our Annual Report 2013 for more information on the equity attribution framework.    3  Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB). Refer to the “Capital management” section of this report for more information.    4  Based on phase-in Basel III risk-weighted assets.    5  The leverage ratio denominator is also referred to as “total adjusted exposure” and is calculated in accordance with Swiss SRB leverage ratio requirements. Data represent the average of the total adjusted exposure at the end of the three months preceding the end of the reporting period. Refer to the “Capital management” section of this report for more information.    6   Presented in line with historical reporting practice in the US market.

Results: 2Q14 vs 1Q14

Operating income

Total operating income increased to USD 1,898 million from USD 1,865 million, as continued growth in managed account fees and higher net interest income were partly offset by lower transaction-based income as well as credit loss expenses compared with credit loss recoveries in the prior quarter.

Net interest income increased by USD 11 million to USD 261 million due to continued growth in banking and lending balances. The average mortgage portfolio balance increased 5% and the average securities-backed lending portfolio balance increased 4% from the prior quarter.

Recurring net fee income increased by USD 44 million to USD 1,163 million, mainly due to a 7% increase in managed account fees which were calculated on increased invested asset levels at the end of the prior quarter.

Transaction-based income decreased by USD 8 million to USD 464 million, mainly due to lower trading income in US municipal securities.

Other income increased by USD 6 million to USD 12 million as the second quarter included a USD 4 million insurance reimbursement.

Net credit loss expenses were USD 2 million compared with net credit loss recoveries of USD 19 million in the prior quarter. The prior quarter included the full release of a loan loss allowance for a single client as well as releases of loan loss allowances on securities-backed lending facilities collateralized by Puerto Rico municipal securities and related funds.

è

Refer to the discussion of banking products in Wealth Management Americas in the “Risk management and control” section of this report for more information on our exposure to Puerto Rico municipal securities and related funds

Operating expenses

Total operating expenses increased by USD 66 million to USD 1,660 million. The second quarter included USD 8 million of restructuring charges compared with USD 12 million in the prior quarter. Adjusted for these charges, operating expenses increased by USD 70 million to USD 1,652 million.

On an adjusted basis, personnel expenses increased by USD 46 million to USD 1,303 million, mainly due to higher financial advisor compensation corresponding with higher compensable revenues. Expenses for compensation commitments related to recruited financial advisors increased by USD 4 million to USD 184 million. Recruitment loans to financial advisors decreased by USD 32 million to USD 2,985 million.

Adjusted for restructuring charges, general and administrative expenses increased by USD 22 million to USD 298 million, mainly due to higher Corporate Center shared service costs and higher legal fees.

31

Wealth Management Americas

Business division reporting – in Swiss francs1

	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.6.14	31.3.14	30.6.13	1Q14	2Q13	30.6.14	30.6.13
Net interest income	232	223	222	4	5	454	424
Recurring net fee income	1,032	996	972	4	6	2,028	1,855
Transaction-based income	412	421	478	(2)	(14)	832	972
Other income	10	5	9	100	11	15	10
Income	1,686	1,644	1,680	3	0	3,330	3,260
Credit loss (expense)/recovery	(2)	17	0			15	0
Total operating income	1,684	1,661	1,680	1	0	3,345	3,260
Personnel expenses	1,159	1,126	1,177	3	(2)	2,285	2,297
Financial advisor compensation[2]	659	630	652	5	1	1,289	1,268
Compensation commitments with recruited financial advisors[3]	163	160	161	2	1	323	321
Salaries and other personnel costs	337	336	364	0	(7)	673	709
General and administrative expenses	269	250	225	8	20	518	444
Services (to)/from other business divisions	2	2	3	0	(33)	4	8
Depreciation and impairment of property and equipment	32	30	31	7	3	61	59
Amortization and impairment of intangible assets	12	12	13	0	(8)	23	25
Total operating expenses[4]	1,473	1,419	1,449	4	2	2,892	2,833
Business division operating profit/(loss) before tax	211	242	232	(13)	(9)	453	427

Key performance indicators[5]
Pre-tax profit growth (%)	(12.8)	5.2	19.0			6.1	45.7
Cost/income ratio (%)	87.4	86.3	86.3			86.8	86.9
Net new money growth (%)	(1.0)	0.9	1.3			(0.1)	2.9
Gross margin on invested assets (bps)	76	76	80	0	(5)	76	79

1  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes and restatements due to the retrospective adoption of new accounting standards.    2  Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated based on financial advisor productivity, firm tenure, assets and other variables.    3  Compensation commitments with recruited financial advisors represents charges related to compensation commitments granted to financial advisors at the time of recruitment which are subject to vesting requirements.    4  Refer to “Note 16 Changes in organization” in the “Financial information” section of this report for information on restructuring charges.    5  Refer to the “Measurement of performance” section of our Annual Report 2013 for the definitions of our key performance indicators.

Cost/income ratio

The cost/income ratio was 87.4% compared with 86.3% in the prior quarter. Adjusted for restructuring charges, the cost/income ratio was 86.9% compared with 85.7%, mainly due to higher general and administrative expenses, and remained within our current target range of 80% to 90%.

Net new money

The annualized net new money growth rate for the second quarter was negative 1.0% compared with positive 0.9% in the prior quarter and was below the target range of 2% to 4%. Net new money outflows were USD 2.5 billion compared with net inflows of USD 2.1 billion in the prior quarter. The second quarter reflected net new money outflows from financial advisors employed with UBS for more than one year, compared with net inflows in the prior quarter, mainly due to client withdrawals of approximately USD 2.5 billion in the second quarter associated with seasonal income tax payments. Including interest and dividend income, net new money was USD 3.2 billion compared with USD 7.6 billion in the prior quarter.

Invested assets

Invested assets increased by USD 30 billion to a record USD 1,017 billion, reflecting positive market performance of USD 33 billion, partly offset by net new money outflows of USD 2.5 billion. Managed account assets increased by USD 16 billion to USD 336 billion and comprised 33% of total invested assets as of 30 June 2014 compared with 32% as of 31 March 2014.

Gross margin on invested assets

The gross margin on invested assets was unchanged at 76 basis points and was at the lower end of our target range of 75 to 85 basis points. The gross margin from recurring income increased 1 basis point and the gross margin from non-recurring income declined 1 basis point.

Personnel: 2Q14 vs 1Q14

As of 30 June 2014, Wealth Management Americas employed 16,348 personnel, a decrease of 8 compared with 31 March 2014. Financial advisor headcount increased by 6 to 7,119 and non-financial advisor headcount decreased by 14 to 9,229.

32

UBS business divisions and Corporate Center

Business division reporting – in Swiss francs1 (continued)

	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.6.14	31.3.14	30.6.13	1Q14	2Q13	30.6.14	30.6.13

Additional information
Recurring income	1,264	1,218	1,193	4	6	2,482	2,278
Recurring income as a % of income (%)	75.0	74.1	71.0			74.5	69.9
Average attributed equity (CHF billion)[2]	2.6	2.7	2.9	(4)	(10)	2.7	2.9
Return on attributed equity (%)	32.5	35.9	32.0			34.2	29.4
Risk-weighted assets (fully applied, CHF billion)[3]	24.8	24.4	20.7	2	20	24.8	20.7
Risk-weighted assets (phase-in, CHF billion)[3]	25.0	24.6	21.0	2	19	25.0	21.0
Return on risk-weighted assets, gross (%)[4]	27.2	26.8	31.3			27.0	29.5
Leverage ratio denominator (phase-in, CHF billion)[5]	56.5	56.0		1		56.5
Goodwill and intangible assets (CHF billion)	3.4	3.4	3.6	0	(6)	3.4	3.6
Net new money (CHF billion)	(2.2)	1.9	2.7			(0.3)	11.2
Net new money including interest and dividend income (CHF billion)[6]	2.8	6.8	7.9			9.6	21.0
Invested assets (CHF billion)	902	872	843	3	7	902	843
Client assets (CHF billion)	951	921	885	3	7	951	885
Loans, gross (CHF billion)	37.0	35.0	34.8	6	6	37.0	34.8
Due to customers (CHF billion)	59.9	60.8	52.9	(1)	13	59.9	52.9
Recruitment loans to financial advisors	2,647	2,667	2,889	(1)	(8)	2,647	2,889
Other loans to financial advisors	356	381	411	(7)	(13)	356	411
Personnel (full-time equivalents)	16,348	16,356	16,243	0	1	16,348	16,243
Financial advisors (full-time equivalents)	7,119	7,113	7,099	0	0	7,119	7,099

1  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes and restatements due to the retrospective adoption of new accounting standards.    2  Refer to the “Capital management” section of our Annual Report 2013 for more information on the equity attribution framework.    3  Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB). Refer to the “Capital management” section of this report for more information.    4  Based on phase-in Basel III risk-weighted assets.    5  The leverage ratio denominator is also referred to as “total adjusted exposure” and is calculated in accordance with Swiss SRB leverage ratio requirements. Data represent the average of the total adjusted exposure at the end of the three months preceding the end of the reporting period. Refer to the “Capital management” section of this report for more information.    6  Presented in line with historical reporting practice in the US market.

Results: 6M14 vs 6M13

Profit before tax increased by USD 55 million to USD 510 million in the first half of 2014 from USD 455 million in the same period a year earlier, mainly due to higher operating income partly offset by an increase in expenses. Adjusted for restructuring charges, profit before tax increased by USD 54 million to USD 530 million.

Total operating income increased by USD 288 million to USD 3,764 million, primarily due to a USD 305 million increase in recurring net fee income, mainly as a result of an increase in managed account fees related to higher invested asset levels, as well as higher net interest income. Transaction-based income decreased by USD 101 million to USD 936 million, mainly due to lower commissions on equities products.

Operating expenses increased by USD 234 million to USD 3,254 million. The first half of 2014 included USD 20 million of restructuring charges compared with USD 21 million in the prior year. Adjusted for these charges, operating expenses increased by USD 235 million to USD 3,234 million. Personnel expenses increased by USD 117 million to USD 2,560 million, mainly due to an increase of USD 98 million in financial advisor compensation corresponding with higher compensable revenues. Expenses for compensation commitments related to recruited financial advisors increased by USD 22 million to USD 364 million. Salaries and other personnel costs decreased by USD 3 million to USD 746 million.

Adjusted for restructuring charges, general and administrative expenses increased by USD 116 million to USD 574 million, mainly due to an increase of USD 75 million in charges for provisions for litigation, regulatory and similar matters and higher Corporate Center shared service costs.

33

Retail & Corporate

Retail & Corporate

Profit before tax was CHF 354 million in the second quarter of 2014 compared with CHF 386 million in the first quarter. Adjusted for restructuring charges, profit before tax decreased by CHF 34 million to CHF 367 million, mainly due to a CHF 37 million increase in charges for provisions for litigation, regulatory and similar matters, partly offset by slightly higher operating income. The annualized net new business volume growth rate for our retail business was 2.5% compared with 4.3% in the prior quarter.

Business division reporting1

	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.6.14	31.3.14	30.6.13	1Q14	2Q13	30.6.14	30.6.13
Net interest income	541	523	542	3	0	1,063	1,072
Recurring net fee income	138	144	126	(4)	10	283	256
Transaction-based income	247	234	272	6	(9)	481	516
Other income	20	19	11	5	82	39	26
Income	945	921	951	3	(1)	1,866	1,870
Credit loss (expense)/recovery	(8)	12	(3)		167	4	(3)
Total operating income	938	932	948	1	(1)	1,870	1,867
Personnel expenses	342	353	368	(3)	(7)	695	746
General and administrative expenses	234	192	204	22	15	426	401
Services (to)/from other business divisions	(27)	(31)	(36)	(13)	(25)	(58)	(73)
Depreciation and impairment of property and equipment	34	33	36	3	(6)	68	70
Amortization and impairment of intangible assets	0	0	0			0	0
Total operating expenses[2]	584	547	571	7	2	1,130	1,143
Business division operating profit/(loss) before tax	354	386	377	(8)	(6)	740	724

Key performance indicators[3]
Pre-tax profit growth (%)	(8.3)	16.3	8.6			2.2	(32.3)
Cost/income ratio (%)	61.8	59.4	60.0			60.6	61.1
Net interest margin (bps)	158	153	157	3	1	155	156
Net new business volume growth for retail business (%)	2.5	4.3	1.7			3.4	3.3

Additional information
Average attributed equity (CHF billion)[4]	4.1	4.2	4.3	(2)	(5)	4.2	4.4
Return on attributed equity (%)	34.5	36.8	35.1			35.7	33.3
Risk-weighted assets (fully applied, CHF billion)[5]	31.5	32.2	30.4	(2)	4	31.5	30.4
Risk-weighted assets (phase-in, CHF billion)[5]	33.0	33.6	32.1	(2)	3	33.0	32.1
Return on risk-weighted assets, gross (%)[6]	11.4	11.3	11.6			11.3	11.4
Leverage ratio denominator (phase-in, CHF billion)[7]	164.8	164.2		0		164.8
Goodwill and intangible assets (CHF billion)	0.0	0.0	0.0			0.0	0.0
Business volume for retail business (CHF billion)	142	142	141	0	1	142	141
Net new business volume for retail business (CHF billion)	0.9	1.5	0.6	(40)	50	2.4	2.3
Client assets (CHF billion)	415	408	388	2	7	415	388
Due to customers (CHF billion)	131.6	133.0	128.5	(1)	2	131.6	128.5
Loans, gross (CHF billion)	137.3	137.3	137.9	0	0	137.3	137.9
Secured loan portfolio as a % of total loan portfolio, gross (%)	93.0	92.9	92.4			93.0	92.4
Impaired loan portfolio as a % of total loan portfolio, gross (%)	0.6	0.7	0.7			0.6	0.7
Personnel (full-time equivalents)	9,164	9,240	9,532	(1)	(4)	9,164	9,532
1  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes and restatements due to the retrospective adoption of new accounting standards.    2  Refer to “Note 16 Changes in organization” in the “Financial information” section of this report for information on restructuring charges.    3  Refer to the “Measurement of performance” section of our Annual Report 2013 for the definitions of our key performance indicators.    4  Refer to the “Capital management” section of our Annual Report 2013 for more information on the equity attribution framework.    5  Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB). Refer to the “Capital management” section of this report for more information.    6  Based on phase-in Basel III risk-weighted assets.    7  The leverage ratio denominator is also referred to as “total adjusted exposure” and is calculated in accordance with Swiss SRB leverage ratio requirements. Data represent the average of the total adjusted exposure at the end of the three months preceding the end of the reporting period. Refer to the “Capital management” section of this report for more information.

34

UBS business divisions and Corporate Center

Results: 2Q14 vs 1Q14

Operating income

Total operating income increased by CHF 6 million to CHF 938 million, mainly due to higher net interest income and transaction-based income, partly offset by credit loss expenses compared with credit loss recoveries in the prior quarter.

Net interest income increased by CHF 18 million to CHF 541 million, reflecting higher allocated revenues from Group Treasury and higher net interest income from both lending and deposit products. The deposit margin increased following selective pricing adjustments, partly offset by the adverse effect of the ongoing low interest rate environment on our replication portfolios. The loan margin improved slightly. Average client deposit and loan volumes were broadly unchanged.

Recurring net fee income decreased by CHF 6 million to CHF 138 million, mainly reflecting lower income from non-asset-based products.

Transaction-based income increased by CHF 13 million to CHF 247 million, mainly due to higher income from credit card transactions and higher allocated revenues from Group Treasury.

Other income increased slightly to CHF 20 million.

Net credit loss expenses were CHF 8 million compared with net credit loss recoveries of CHF 12 million in the prior quarter. The second quarter included losses of CHF 8 million related to net specific credit loss allowances compared with a recovery of CHF 2 million in the prior quarter. Moreover, the first quarter included a release of CHF 10 million in collective loan loss allowances. The balance of collective loan loss allowances was unchanged at CHF 5 million as of 30 June 2014.

Operating expenses

Total operating expenses increased by CHF 37 million to CHF 584 million. Adjusted for restructuring charges of CHF 13 million compared with CHF 15 million in the prior quarter, operating expenses increased by CHF 39 million to CHF 571 million.

Personnel expenses decreased by CHF 11 million to CHF 342 million. Adjusted for restructuring charges of CHF 6 million in the second quarter compared with CHF 10 million in the first quarter, personnel expenses decreased by CHF 7 million to CHF 336 million, mainly due to lower expenses for untaken vacation accruals.

General and administrative expenses increased to CHF 234 million compared with CHF 192 million in the prior quarter, mainly as a result of CHF 37 million higher charges for provisions for litigation, regulatory and similar matters as well as increased professional fees, partly offset by lower marketing expenses, which included a one-time reversal of an accrual. Net charges for services to other business divisions decreased by CHF 4 million to CHF 27 million, mainly reflecting lower charges to Wealth Management.

Cost/income ratio

The cost/income ratio increased to 61.8% from 59.4%. Adjusted for restructuring charges, the cost/income ratio increased to 60.4% from 57.8%, reflecting higher expenses only partly offset by higher income, and was above our target range of 50% to 60%.

Net interest margin

The net interest margin increased 5 basis points to 158 basis points, reflecting higher net interest income on a slightly higher average loan volume, and remained within the target range of 140 to 180 basis points.

Net new business volume growth for retail business

The annualized net new business volume growth rate for our retail business was 2.5% compared with 4.3% in the prior quarter, and was within the target range of 1% to 4%.

In the retail business, both net new client assets and, to a lesser extent, net new loans were positive. The slight increase in loans reflected our strategy to grow our business in high-quality loans moderately and selectively.

Personnel: 2Q14 vs 1Q14

Retail & Corporate employed 9,164 personnel as of 30 June 2014, a decrease of 76 compared with 9,240 as of 31 March 2014, including decreases related to our ongoing cost reduction programs.

Results: 6M14 vs 6M13

Profit before tax increased by CHF 16 million to CHF 740 million. Adjusted for restructuring charges of CHF 27 million in the first half of 2014 and CHF 28 million in the first half of 2013, profit before tax increased by CHF 15 million to CHF 767 million, mainly reflecting lower operating expenses as well as slightly higher operating income.

Total operating income increased by CHF 3 million to CHF 1,870 million. Net interest income decreased by CHF 9 million to CHF 1,063 million, reflecting a decline in the deposit margin despite selective pricing adjustments as the ongoing low interest rate environment continued to have an adverse effect on our replication portfolios. This decrease was partly offset by higher income resulting from an increase in average client deposit volumes. The loan margin improved in the first half of 2014 while the average loan volume was broadly stable. Moreover, interest income allocated from Group Treasury increased. Recurring net fee income increased by CHF 27 million to CHF 283 million, due to a reclassification of CHF 28 million of certain fees related to retail bank accounts from transaction-based income in the first half of 2014. Transaction-based income decreased by CHF 35 million to CHF 481 million, mainly reflecting the aforementioned income reclassification and lower allocated revenues from Group Treasury. Other income increased by CHF 13 million to CHF 39 million, mainly due to higher income related to our participation in the SIX Group.

Net credit loss recoveries were CHF 4 million compared with net credit loss expenses of CHF 3 million in the first half of 2013. The first half of 2014 included net specific credit loss allowances of CHF 6 million compared with CHF 58 million in the prior year,

35

Retail & Corporate

which primarily related to corporate clients. In addition, the first half of 2014 included a release of CHF 10 million in collective loan loss allowances compared with a release of CHF 55 million in the same period a year earlier.

Operating expenses decreased by CHF 13 million to CHF 1,130 million. Adjusted for restructuring charges of CHF 27 million in the first half of 2014 and CHF 28 million in the first half of 2013, operating expenses decreased by CHF 12 million to CHF 1,103 million, reflecting the effects of our ongoing cost reduction programs and a one-time reversal of an accrual, partly offset by CHF 49 million higher charges for provisions for litigation, regulatory and similar matters. Changes to allocations of Corporate Center shared service costs in the first half of 2014 had the effect of decreasing personnel, general and administrative expenses and, to a lesser extent, depreciation and impairment of property and equipment by a total of approximately CHF 20 million, which was offset by decreased net charges to other business divisions.

Personnel expenses decreased by CHF 51 million to CHF 695 million. Adjusted for restructuring charges of CHF 15 million compared with CHF 9 million in the first half of 2013, personnel expenses decreased by CHF 57 million to CHF 680 million, partly reflecting outsourcing initiatives, which led to reduced personnel and higher general and administrative expenses. Moreover, personnel expenses decreased due to lower variable compensation expenses as well as the aforementioned changes to allocations of Corporate Center shared service costs in the first half of 2014.

General and administrative expenses increased by CHF 25 million to CHF 426 million, mainly due to the abovementioned higher charges for provisions for litigation, regulatory and similar matters as well as the abovementioned outsourcing initiatives. This was partly offset by lower marketing expenses, which included a one-time reversal of an accrual, and lower real estate expenses as well as the aforementioned changes to allocations of Corporate Center shared service costs.

Net charges for services to other business divisions decreased by CHF 15 million to CHF 58 million, mainly as a result of the aforementioned changes to allocations of Corporate Center shared service costs.

36

UBS business divisions and Corporate Center

Global Asset Management

Profit before tax was CHF 105 million in the second quarter of 2014 compared with CHF 122 million in the first quarter. Adjusted for restructuring charges, profit before tax was CHF 107 million compared with CHF 126 million, mainly due to charges for provisions for litigation, regulatory and similar matters of CHF 33 million relating to a single matter, partly offset by higher operating income. Excluding money market flows, net new money inflows were CHF 11.6 billion compared with CHF 13.0 billion in the prior quarter.

Business division reporting1

	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.6.14	31.3.14	30.6.13	1Q14	2Q13	30.6.14	30.6.13
Net management fees[2]	427	404	449	6	(5)	831	912
Performance fees	38	47	41	(19)	(7)	85	94
Total operating income	465	451	489	3	(5)	916	1,006
Personnel expenses	209	208	239	0	(13)	417	450
General and administrative expenses	141	114	101	24	40	255	208
Services (to)/from other business divisions	(4)	(5)	(3)	(20)	33	(8)	(7)
Depreciation and impairment of property and equipment	10	10	13	0	(23)	20	23
Amortization and impairment of intangible assets	2	2	2	0	0	4	4
Total operating expenses[3]	359	329	352	9	2	688	679
Business division operating profit/(loss) before tax	105	122	138	(14)	(24)	228	328

Key performance indicators[4]
Pre-tax profit growth (%)	(13.9)	(6.2)	(27.4)			(30.5)	11.2
Cost/income ratio (%)	77.2	72.9	72.0			75.1	67.5
Net new money growth excluding money market flows (%)	8.7	10.0	(1.0)			9.5	1.5
Gross margin on invested assets (bps)	31	31	33	0	(6)	31	34

Information by business line
Operating Income
Traditional investments	270	261	295	3	(8)	531	614
O’Connor and A&Q	61	66	63	(8)	(3)	127	136
Global real estate	80	73	77	10	4	153	151
Infrastructure and private equity	11	9	10	22	10	20	19
Fund services	43	42	45	2	(4)	85	87
Total operating income	465	451	489	3	(5)	916	1,006

Gross margin on invested assets (bps)
Traditional investments	20	20	23	0	(13)	20	24
O’Connor and A&Q	80	93	87	(14)	(8)	86	95
Global real estate	79	71	73	11	8	75	73
Infrastructure and private equity	52	45	50	16	4	48	48
Total gross margin	31	31	33	0	(6)	31	34

1  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes and restatements due to the retrospective adoption of new accounting standards.    2  Net management fees include transaction fees, fund administration revenues (including net interest and trading income from lending activities and foreign exchange hedging as part of the fund services offering), gains or losses from seed money and co-investments, funding costs and other items that are not performance fees.    3  Refer to “Note 16 Changes in organization” in the “Financial information” section of this report for information on restructuring charges.    4  Refer to the “Measurement of performance” section of our Annual Report 2013 for the definitions of our key performance indicators. In the second quarter of 2014, the definition of the net new money growth key performance indicator was amended. Refer to the “Regulatory and legal developments and financial reporting changes” section of this report for more information.

37

Global Asset Management

Business division reporting1 (continued)

	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.6.14	31.3.14	30.6.13	1Q14	2Q13	30.6.14	30.6.13

Information by business line (continued)

Net new money (CHF billion)
Traditional investments	6.1	7.4	(2.0)			13.5	(5.1)
O’Connor and A&Q	1.4	1.8	(0.5)			3.2	(0.7)
Global real estate	0.6	0.4	0.8			1.0	1.1
Infrastructure and private equity	0.0	(0.1)	(0.3)			(0.1)	(0.3)
Total net new money	8.0	9.6	(2.0)			17.6	(5.1)
Net new money excluding money market flows	11.6	13.0	(1.3)			24.6	3.8
of which: from third parties	8.7	9.0	1.6			17.7	5.8
of which: from UBS’s wealth management businesses	2.9	4.0	(3.0)			6.9	(2.1)
Money market flows	(3.6)	(3.4)	(0.6)			(7.0)	(8.8)
of which: from third parties	(0.4)	(0.7)	1.1			(1.1)	(3.3)
of which: from UBS’s wealth management businesses	(3.2)	(2.7)	(1.7)			(5.8)	(5.5)

Invested assets (CHF billion)
Traditional investments	540	517	507	4	7	540	507
O’Connor and A&Q	31	30	29	3	7	31	29
Global real estate	41	40	43	3	(5)	41	43
Infrastructure and private equity	9	8	8	13	13	9	8
Total invested assets	621	596	586	4	6	621	586
of which: excluding money market funds	563	534	512	5	10	563	512
of which: money market funds	58	62	75	(6)	(23)	58	75

Assets under administration by fund services
Assets under administration (CHF billion)[2]	470	452	422	4	11	470	422
Net new assets under administration (CHF billion)[3]	8.2	16.8	(4.8)			25.0	(1.2)
Gross margin on assets under administration (bps)	4	4	4	0	0	4	4

Additional information
Average attributed equity (CHF billion)[4]	1.7	1.7	1.8	0	(6)	1.7	1.9
Return on attributed equity (%)	24.7	28.7	30.7			26.8	35.5
Risk-weighted assets (fully applied, CHF billion)[5]	3.5	3.5	3.6	0	(3)	3.5	3.6
Risk-weighted assets (phase-in, CHF billion)[5]	3.6	3.6	3.7	0	(3)	3.6	3.7
Return on risk-weighted assets, gross (%)[6]	51.7	48.8	50.2			50.2	51.6
Leverage ratio denominator (phase-in, CHF billion)[7]	14.2	13.7		4		14.2
Goodwill and intangible assets (CHF billion)	1.4	1.4	1.5	0	(7)	1.4	1.5
Personnel (full-time equivalents)	3,752	3,730	3,760	1	0	3,752	3,760

1  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes and restatements due to the retrospective adoption of new accounting standards.    2  This includes UBS and third-party fund assets, for which the fund services unit provides professional services, including fund set-up, accounting and reporting for traditional investment funds and alternative funds.    3  Inflows of assets under administration from new and existing funds less outflows from existing funds or fund exits.    4  Refer to the “Capital management” section of our Annual Report 2013 for more information on the equity attribution framework.    5  Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB). Refer to the “Capital management” section of this report for more information.    6  Based on phase-in Basel III risk-weighted assets.    7  The leverage ratio denominator is also referred to as “total adjusted exposure” and is calculated in accordance with Swiss SRB leverage ratio requirements. Data represent the average of the total adjusted exposure at the end of the three months preceding the end of the reporting period. Refer to the “Capital management” section of this report for more information.

Results: 2Q14 vs 1Q14

Operating income

Total operating income was CHF 465 million compared with CHF 451 million in the prior quarter. Net management fees were CHF 23 million higher, mainly in traditional investments and global real estate. Performance fees were CHF 9 million lower, mainly in traditional investments as well as O’Connor and A&Q.

Operating expenses

Total operating expenses were CHF 359 million compared with CHF 329 million in the prior quarter. Adjusted for restructuring charges of CHF 2 million in the second quarter compared with CHF 4 million in the prior quarter, operating expenses were CHF 32 million higher, mainly due to charges for provisions for litigation, regulatory and similar matters of CHF 33 million relating to a single matter.

38

UBS business divisions and Corporate Center

Personnel expenses were CHF 209 million compared with CHF 208 million. Adjusted for restructuring charges of CHF 1 million in the second quarter and CHF 3 million in the first quarter, personnel expenses were CHF 3 million higher.

General and administrative expenses were CHF 141 million compared with CHF 114 million. Adjusted for restructuring charges of CHF 2 million in the second quarter and CHF 1 million in the first quarter, general and administrative expenses were CHF 26 million higher. This increase was due to the aforementioned charges for provisions for litigation, regulatory and similar matters as well as higher professional fees. The first quarter included a CHF 14 million provision for a possible settlement related to a fund liquidation.

Cost/income ratio

The cost/income ratio was 77.2% compared with 72.9% in the prior quarter. Adjusted for restructuring charges, the cost/income ratio was 76.8% compared with 72.1%, above the target range of 60% to 70%, largely due to the aforementioned provisions.

Net new money

The annualized net new money growth rate, excluding money market flows, was 8.7% compared with 10.0% in the prior quarter and above the target range of 3% to 5%.

è	Refer to the “Regulatory and legal developments and financial reporting changes” section of this report for more information on updates to the presentation of our key performance indicators

Excluding money market flows, net new money inflows were CHF 11.6 billion compared with CHF 13.0 billion in the prior quarter. By channel, net inflows from third parties were CHF 8.7 billion compared with CHF 9.0 billion, mainly into equities and fixed income, and primarily from clients serviced from Switzerland and Asia Pacific. Net inflows from clients of UBS’s wealth management businesses were CHF 2.9 billion compared with CHF 4.0 billion in the prior quarter, mainly into alternatives and fixed income, and primarily from clients serviced from Asia Pacific.

Money market net outflows were CHF 3.6 billion compared with CHF 3.4 billion in the prior quarter. By channel, net outflows from third parties were CHF 0.4 billion compared with CHF 0.7 billion and were mainly from clients serviced from the Americas. Net outflows from clients of UBS’s wealth management businesses were CHF 3.2 billion compared with CHF 2.7 billion. These net outflows included the impact of an ongoing initiative by Wealth Management Americas to increase deposit account balances in UBS banking entities that led to CHF 0.7 billion in outflows from money market funds managed by Global Asset Management during the quarter. The corresponding increase in deposit account balances in Wealth Management Americas does not constitute net new money.

Invested assets

Invested assets were CHF 621 billion as of 30 June 2014 compared with CHF 596 billion as of 31 March 2014. This increase was due to positive market performance of CHF 14 billion, total net new money inflows of CHF 8 billion and positive currency translation effects of CHF 4 billion.

As of 30 June 2014, CHF 190 billion, or 31%, of invested assets were in indexed strategies and CHF 58 billion, or 9%, were money market assets. On a regional basis, 33% of invested assets related to clients serviced from Switzerland, 23% from Europe, Middle East and Africa, 22% from the Americas, and 22% from Asia Pacific.

Gross margin on invested assets

The total gross margin was 31 basis points, in line with the prior quarter but slightly below the target range of 32 to 38 basis points.

Results by business line: 2Q14 vs 1Q14

Traditional investments

Operating income was CHF 270 million compared with CHF 261 million, mainly due to higher net management fees, partly offset by lower performance fees, mainly in equities.

The gross margin was 20 basis points, in line with the prior quarter.

Excluding money market flows, net new money inflows from third parties were CHF 8.1 billion and net inflows from clients of UBS’s wealth management businesses were CHF 1.6 billion, resulting in total net inflows of CHF 9.7 billion compared with CHF 10.8 billion. Equities net inflows were CHF 4.5 billion compared with CHF 8.2 billion and were mainly into indexed strategies. Fixed income net inflows were CHF 4.8 billion compared with CHF 1.1 billion. Multi-asset net inflows were CHF 0.4 billion compared with CHF 1.5 billion.

Invested assets were CHF 540 billion as of 30 June 2014 compared with CHF 517 billion as of 31 March 2014. By mandate type, CHF 220 billion of invested assets related to equities, CHF 147 billion related to fixed income, CHF 58 billion related to money markets and CHF 114 billion related to multi-asset mandates, including CHF 5 billion of alternative investments not managed by the O’Connor and A&Q, global real estate or infrastructure and private equity investment areas.

O’Connor and A&Q

Operating income was CHF 61 million compared with CHF 66 million in the prior quarter due to lower performance fees in both A&Q multi-manager and O’Connor single-manager funds. As of 30 June 2014, over 80% of O’Connor and A&Q performance fee-eligible assets were above their high water marks compared with 85% as of 31 March 2014.

The gross margin was 80 basis points compared with 93 basis points in the prior quarter due to lower performance fees.

Net new money inflows were CHF 1.4 billion compared with CHF 1.8 billion.

Invested assets were CHF 31 billion as of 30 June 2014 compared with CHF 30 billion as of 31 March 2014.

39

Global Asset Management

Global real estate

Operating income was CHF 80 million compared with CHF 73 million in the prior quarter, largely due to higher transaction fees. The gross margin was 79 basis points compared with 71 basis points. Net new money inflows were CHF 0.6 billion compared with CHF 0.4 billion. Invested assets were CHF 41 billion as of 30 June 2014 compared with CHF 40 billion as of 31 March 2014.

Infrastructure and private equity

Operating income was CHF 11 million compared with CHF 9 million in the prior quarter, mainly due to higher performance fees, partly offset by slightly lower net management fees. The gross margin was 52 basis points compared with 45 basis points. Net new money was zero compared with net new money outflows of CHF 0.1 billion in the prior quarter. Invested assets were CHF 9 billion as of 30 June 2014 compared with CHF 8 billion as of 31 March 2014.

Fund services

Operating income was CHF 43 million compared with CHF 42 million in the prior quarter. The gross margin on assets under administration was 4 basis points, in line with the prior quarter. Net new assets under administration inflows were CHF 8.2 billion compared with CHF 16.8 billion in the prior quarter. Total assets under administration were CHF 470 billion as of 30 June 2014 compared with CHF 452 billion as of 31 March 2014.

Personnel: 2Q14 vs 1Q14

Global Asset Management employed 3,752 personnel as of 30 June 2014 compared with 3,730 as of 31 March 2014. The increase of 22 personnel was across the traditional and alternative businesses.

Results: 6M14 vs 6M13

Profit before tax was CHF 228 million in the first half of 2014 compared with CHF 328 million in the first half of 2013. Adjusted for a CHF 34 million gain on the sale of our Canadian domestic business in the first half of 2013, restructuring charges of CHF 6 million in the first half of 2014 and CHF 17 million in the same period of 2013, profit before tax was CHF 234 million compared with CHF 311 million.

Total operating income was CHF 90 million lower in the first half of 2014 at CHF 916 million, or CHF 56 million lower after adjusting for the aforementioned gain on sale in the first half of 2013. Net management fees were lower, primarily in traditional investments due to changes in the asset mix. Performance fees were also lower, mainly in traditional investments, partly offset by a small increase in O’Connor and A&Q.

Total operating expenses were CHF 688 million compared with CHF 679 million in the first half of 2013. Adjusted for the aforementioned restructuring charges, operating expenses were CHF 20 million higher in the first half of 2014 due to the aforementioned charges for provisions for litigation, regulatory and similar matters of CHF 33 million and a CHF 14 million provision for a possible settlement related to a fund liquidation, partly offset by lower personnel expenses.

Investment performance

Key equity strategies had a mixed second quarter overall, as we had a number of strategies either outperforming or only modestly underperforming benchmarks. US large cap equity had another strong quarter, further building on a strong 2013. Pan-European equity also had a good quarter and improved its longer-term record. Pan-European concentrated alpha retained its good long-term record but underperformed for the quarter due to sector and style positioning in a period of high rotation in the market. Swiss equity was only modestly below benchmark over all periods.

Fixed income strategies had a mixed quarter, with some outperforming benchmarks, notably global, emerging market and US bonds. Credit-oriented strategies continued to benefit from tightening credit spreads over the quarter while the contribution from duration positioning was more mixed with yields falling across markets.

In global investment solutions, key multi-asset strategies outperformed benchmarks for the quarter with the exception of Swiss balanced, which was slightly below benchmark. Asset allocation and security selection contributed positively, while currency strategy detracted. Income and absolute return strategies outperformed for the quarter, as did global convertibles.

In O’Connor and A&Q, core single-manager and multi-manager funds were mainly positive for the quarter.

Global real estate’s direct strategies delivered mostly positive results for the quarter, with notably strong absolute returns from UK and Japanese funds. The US real estate and farmland strategies and multi-manager strategies also produced positive absolute returns in the quarter. Swiss real estate securities strategies were slightly positive relative to benchmark.

The direct infrastructure fund performed in line with its current yield objectives but longer-term total returns remained slightly below target. Infrastructure funds of funds continued to perform in line with their objectives in the quarter, while private equity funds of funds exceeded their objectives.

Investment performance versus peers, as represented by a broad range of UBS wholesale funds, was strong overall, with very strong multi-asset and real estate and alternative fund rankings, but some weakness in equity fund rankings. Across all asset classes, and on an asset-weighted basis, 70% of fund assets ranked in the top two quartiles over one year, 79% over three years and 85% over five years.

40

UBS business divisions and Corporate Center

Investment performance – key composites versus benchmarks

The table below shows investment performance for approximately 41% of Global Asset Management’s CHF 286 billion actively managed invested assets in traditional investments as of 30 June 2014. This figure excludes CHF 190 billion in indexed investments,

CHF 58 billion in actively managed money market funds and CHF 86 billion in actively managed alternatives (including O’Connor and A&Q, global real estate and infrastructure and private equity).

Annualized
	3 months	1 year	3 years	5 years
Equities
Global Equity Composite vs. MSCI World Equity (Free) Index	–	+	+	+
US Large Cap Equity Composite vs. Russell 1000 Index	+	+	+	–
Pan European Equity Composite vs. MSCI Europe Index (net)	+	–	–	–
Pan European Concentrated Alpha Equity Composite vs. MSCI Europe Index (net)	–	–	+	+
Swiss Equity Composite vs. SPI (Total Return) Index	–	–	–	–
Asian Equity Composite vs. MSCI All Country Asia ex Japan Index	–	–	–	–
Australian Equity Composite vs. S&P/ASX 300 Accumulation Index	+	+	+	+
Emerging Equity Composite vs. Emerging Markets Equity Index	+	–	–	–
US Large Cap Select Growth Equity Composite vs. Russell 1000 Growth Index	–	+	+	+
Fixed income
Global Bond Composite vs. J.P. Morgan GBI Global Traded Index	+	+	+	+
US Bond Composite vs. Barclays U.S. Aggregate Index	+	+	+	+
EUR Aggregate Bonds Composite vs. Barclays Euro Aggregate 500mio+ Index	+	+	–	+
CHF Bonds Ausland Composite vs. Swiss Bond Foreign AAA-BBB (Total Return) Index	–	–	–	+
Australian Bond Composite vs. Bloomberg AusBond Index	–	+	+	+
Emerging Bond Composite vs. Emerging Markets Debt Index[1]	+	–	–	+
Global investment solutions
Global Securities Composite vs. Global Securities Markets Index[1]	+	–	–	+
Swiss BVG Balanced Composite vs. BVG Pictet Index 93	–	+	–	–
UK Multi-Asset Composite vs. UK Multi-Asset Benchmark[1]	–	+	+	+
Dynamic Alpha Composite vs. US T-Bills 30 Day[2]	+	+	+	+
Global Convertible Bonds Composite (hedged in EUR) vs. UBS Global Convertible Index – Global Vanilla Hedged EUR	+	+	+	+

1  Customized benchmark.    2  Benchmark was changed on 1 May 2013 to US T-Bills 30 Day. Periods prior to May 2013 calculated vs. Consumer Price Index.

(+) above benchmark; (–) under benchmark; (=) equal to benchmark. All are before the deduction of investment management fees. Global composites are stated in US dollar terms, except for Global Bond Composite which is stated in Swiss franc terms; all others are in appropriate local currencies (unless otherwise stated). A composite is an aggregation of one or more portfolios in a single group that is representative of a particular strategy, style, or objective. The composite is the asset-weighted average of the performance results of all the portfolios it holds.

Investment performance – collective funds compared with peers

The table shows investment performance versus peers of UBS Swiss, Luxembourg, German and Irish-domiciled wholesale funds available to clients of UBS’s wealth management businesses and also distributed through other wholesale intermediaries. The UBS fund universe includes all actively managed funds totaling

CHF 103 billion as of 30 June 2014. The peer universe includes all funds registered in countries included in the MSCI Europe Developed Markets Universe. Money market funds and indexed funds are excluded.

Percentage of fund assets ranking in first or second quartile	1 year	3 years	5 years
Equities	40	55	63
Fixed income	65	77	85
Multi-asset	86	90	89
Real estate and alternative	100	96	100
Total	70	79	85

Source: ThomsonReuters LIM 2.7 (Lipper Investment Management) data extracted 7 July 2014 and analyzed by UBS Global Asset Management. Data shown is the asset-weighted percentage of funds achieving first or second quartile (i.e., above median) ranking in their peer group on a net of fees basis over each time period. Funds are included in the analysis for every time period for which they have a performance record.

41

Investment Bank

Investment Bank

Profit before tax was CHF 579 million in the second quarter of 2014 compared with CHF 425 million in the first quarter. Adjusted for restructuring charges in both quarters and for a gain of CHF 43 million from the partial sale of a financial investment available-for-sale in the second quarter, profit before tax was CHF 563 million compared with CHF 549 million. This increase was mainly due to higher Corporate Client Solutions revenues, partly offset by lower revenues in Investor Client Services. Fully applied risk-weighted assets increased to CHF 68 billion as of 30 June 2014 from CHF 62 billion as of 31 March 2014.

Business division reporting1

	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.6.14	31.3.14	30.6.13	1Q14	2Q13	30.6.14	30.6.13
Corporate Client Solutions	986	770	771	28	28	1,756	1,769
Advisory	165	153	163	8	1	318	277
Equity Capital Markets	349	196	232	78	50	545	735
Debt Capital Markets	371	303	246	22	51	674	495
Financing Solutions	119	128	163	(7)	(27)	247	367
Risk Management	(17)	(10)	(33)	70	(48)	(28)	(106)
Investor Client Services	1,303	1,420	1,475	(8)	(12)	2,723	3,262
Equities	910	1,037	1,113	(12)	(18)	1,947	2,281
Foreign Exchange, Rates and Credit	394	382	362	3	9	776	981
Income	2,289	2,190	2,246	5	2	4,479	5,030
Credit loss (expense)/recovery	(6)	0	4			(6)	3
Total operating income	2,284	2,190	2,250	4	2	4,474	5,033
Personnel expenses	1,142	1,191	980	(4)	17	2,333	2,246
General and administrative expenses	504	499	445	1	13	1,002	902
Services (to)/from other business divisions	(6)	2	(16)		(63)	(4)	6
Depreciation and impairment of property and equipment	62	70	63	(11)	(2)	132	122
Amortization and impairment of intangible assets	3	3	3	0	0	6	6
Total operating expenses[2]	1,704	1,765	1,475	(3)	16	3,469	3,281
Business division operating profit/(loss) before tax	579	425	775	36	(25)	1,004	1,752

1  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes and restatements due to the retrospective adoption of new accounting standards.    2  Refer to “Note 16 Changes in organization” in the “Financial information” section of this report for information on restructuring charges.

42

UBS business divisions and Corporate Center

Business division reporting1 (continued)

	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.6.14	31.3.14	30.6.13	1Q14	2Q13	30.6.14	30.6.13
Key performance indicators[2]
Pre-tax profit growth (%)	36.2	43.1	(20.7)			(42.7)	319.1
Cost/income ratio (%)	74.4	80.6	65.7			77.5	65.2
Return on attributed equity (%)	31.3	21.5	36.9			26.2	43.0
Return on assets, gross (%)	3.8	3.6	3.4			3.7	3.8
Average VaR (1-day, 95% confidence, 5 years of historical data)	11	13	14	(15)	(21)	12	14

Additional information
Total assets (CHF billion)[3]	244.8	242.1	271.6	1	(10)	244.8	271.6
Average attributed equity (CHF billion)[4]	7.4	7.9	8.4	(6)	(12)	7.7	8.2
Risk-weighted assets (fully applied, CHF billion)[5]	68.0	62.2	67.3	9	1	68.0	67.3
Risk-weighted assets (phase-in, CHF billion)[5]	68.3	62.5	67.7	9	1	68.3	67.7
Return on risk-weighted assets, gross (%)[6]	14.0	14.0	13.1			14.0	14.8
Leverage ratio denominator (phase-in, CHF billion)[7]	278.2	271.7		2		278.2
Goodwill and intangible assets (CHF billion)	0.1	0.1	0.1	0	0	0.1	0.1
Compensation ratio (%)	49.9	54.4	43.6			52.1	44.7
Impaired loan portfolio as a % of total loan portfolio, gross (%)[8]	0.3	0.2	0.5			0.3	0.5
Personnel (full-time equivalents)	11,763	11,860	12,138	(1)	(3)	11,763	12,138

1  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes and restatements due to the retrospective adoption of new accounting standards.     2  Refer to the “Measurement of performance” section of our Annual Report 2013 for the definitions of our key performance indicators.    3  Based on third-party view, i.e., without intercompany balances.    4  Refer to the “Capital management” section of our Annual Report 2013 for more information on the equity attribution framework.    5  Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB). Refer to the “Capital management” section of this report for more information.    6  Based on phase-in Basel III risk-weighted assets.    7  The leverage ratio denominator is also referred to as “total adjusted exposure” and is calculated in accordance with Swiss SRB leverage ratio requirements. Data represent the average of the total adjusted exposure at the end of the three months preceding the end of the reporting period. Refer to the “Capital management” section of this report for more information.    8  Refer to the “Risk management and control” section of this report for more information on impairment ratios.

Results: 2Q14 vs 1Q14

Operating income

Total operating income increased 4% to CHF 2,284 million from CHF 2,190 million in the prior quarter as a result of higher revenues in Corporate Client Solutions, partly offset by lower revenues in Investor Client Services. Adjusted for a gain of CHF 43 million from the partial sale of our investment, held as a financial investment available-for-sale, in the financial information services company Markit following its initial public offering, operating income increased 2% to CHF 2,241 million from CHF 2,190 million. Corporate Client Solutions revenues increased mainly due to higher revenues in equity capital markets and debt capital markets. Within Investor Client Services, adjusted revenues in both equities and foreign exchange, rates and credit decreased, mainly as a result of lower client activity levels. In US dollar terms, adjusted operating income increased 3%. The second quarter included net credit loss expenses of CHF 6 million compared with zero in the prior quarter.

Operating expenses

Total operating expenses decreased 3% to CHF 1,704 million compared with CHF 1,765 million. Adjusted for restructuring charges of CHF 27 million in the second quarter compared with CHF 124 million in the prior quarter, operating expenses increased

2% to CHF 1,677 million from CHF 1,641 million, mainly due to higher personnel expenses and general and administrative expenses. In US dollar terms, adjusted operating expenses also increased 2%.

Personnel expenses decreased to CHF 1,142 million from CHF 1,191 million. The second quarter included restructuring charges of CHF 6 million compared with CHF 82 million in the prior quarter. On an adjusted basis, personnel expenses increased to CHF 1,136 million from CHF 1,109 million, mainly due to an increase in variable compensation expenses, partly offset by the effects of our ongoing cost reduction programs.

General and administrative expenses increased slightly to CHF 504 million from CHF 499 million. The second quarter included restructuring charges of CHF 21 million compared with CHF 36 million in the prior quarter. On an adjusted basis, general and administrative expenses increased to CHF 483 million from CHF 463 million, mainly due to CHF 10 million higher charges for provisions for litigation, regulatory and similar matters as well as higher professional fees and travel and entertainment costs.

Cost/income ratio

The cost/income ratio improved to 74.4% from 80.6%. On an adjusted basis, the cost/income ratio improved to 74.7% from 74.9% and was within our current target range of 65% to 85%.

43

Investment Bank

Risk-weighted assets

Fully applied risk-weighted assets (RWA) increased to CHF 68 billion as of 30 June 2014 from CHF 62 billion as of 31 March 2014, and were within our limit of CHF 70 billion RWA. This increase was mainly due to temporarily higher credit risk RWA arising from aged trade settlements and from an increase in originated commercial real estate loans in advance of securitization, as well as higher market risk RWA related to stressed value-at-risk.

è	Refer to the “Capital management” section of this report for more information

Funded assets

Funded assets increased to CHF 182 billion as of 30 June 2014 from CHF 176 billion as of 31 March 2014 and were within our limit of CHF 200 billion. This increase mainly reflected higher trading portfolio assets, primarily in equities within Investor Client Services, driven by client activity as well as temporary increases related to aged trade settlements.

è	Refer to the “Balance sheet” section of this report for more information

Return on attributed equity

Annualized return on attributed equity (RoAE) for the first six months of 2014 was 26.2%, and 29.1% on an adjusted basis, consistent with our annual target of over 15%. Annualized RoAE for the second quarter was 31.3%, and 30.4% on an adjusted basis.

è	Refer to the discussion of “Equity attribution and return on attributed equity” in the “Capital management” section of this report for more information

Operating income by business unit: 2Q14 vs 1Q14

Corporate Client Solutions

Corporate Client Solutions revenues increased 28% to CHF 986 million from CHF 770 million, with improved performance in equity capital markets, debt capital markets and advisory, partly offset by lower revenues in financing solutions. In US dollar terms, revenues also increased 28%.

Advisory revenues increased 8% to CHF 165 million from CHF 153 million, primarily due to increased participation in merger and acquisition transactions during the second quarter.

Equity capital markets revenues increased 78% to CHF 349 million from CHF 196 million. Revenues improved across all regions,

as the market fee pool rose 41% and participation in initial public offerings and rights offerings increased.

Debt capital markets revenues increased 22% to CHF 371 million from CHF 303 million, due to higher revenues from leveraged finance, partly offset by lower investment grade revenues. Leveraged finance revenues in the second quarter included a gain on an investment in an associate which was reclassified to a financial investment available-for-sale following its initial public offering. Excluding this, leveraged finance revenues were slightly higher in the second quarter as market activity improved.

Financing solutions revenues decreased 7% to CHF 119 million compared with CHF 128 million, mainly due to lower revenues in structured financing.

Risk management revenues declined to negative CHF 17 million from negative CHF 10 million, mainly due to the negative effect of tightening credit spreads during the quarter.

Investor Client Services

Investor Client Services revenues decreased 8% to CHF 1,303 million from CHF 1,420 million, due to lower revenues in equities, partly offset by higher revenues in foreign exchange, rates and credit. Excluding a gain of CHF 43 million from the aforementioned partial sale of a financial investment available-for-sale, adjusted revenues decreased 11% to CHF 1,260 million from CHF 1,420 million. In US dollar terms, adjusted revenues decreased 11%.

Equities

Equities revenues decreased to CHF 910 million from CHF 1,037 million. Adjusted for gains related to the aforementioned partial sale of a financial investment available-for-sale, revenues decreased to CHF 906 million from CHF 1,037 million, due to lower revenues in cash and derivatives, partly offset by higher revenues in financing services.

Cash revenues decreased to CHF 327 million compared with CHF 387 million, due to a decline in commission income as a result of lower client activity levels and weaker trading revenues.

Derivatives revenues decreased to CHF 238 million from CHF 319 million. All regions reported lower revenues, due to declines in client activity and lower volatility levels.

Financing services revenues increased to CHF 350 million from CHF 335 million, primarily due to higher revenues in equity finance.

Other equities revenues were negative CHF 5 million compared with negative CHF 3 million in the prior quarter.

44

UBS business divisions and Corporate Center

Foreign exchange, rates and credit

Foreign exchange, rates and credit revenues increased to CHF 394 million from CHF 382 million. Adjusted for gains related to the aforementioned partial sale of a financial investment available-for-sale, revenues decreased to CHF 355 million from CHF 382 million, due to lower revenues in our foreign exchange business.

Foreign exchange revenues declined, mainly due to lower revenues from the emerging market short-term interest rate, foreign exchange spot and e-trading businesses, reflecting lower client activity levels compared with the prior quarter.

In rates and credit, adjusted revenues were broadly in line with the prior quarter. The second quarter included negative debit valuation adjustments of CHF 6 million, in line with the prior quarter.

Personnel: 2Q14 vs 1Q14

The Investment Bank employed 11,763 personnel as of 30 June 2014, a decrease of 97 compared with 11,860 as of 31 March 2014, mainly due to decreased front office personnel as well as a decrease in personnel allocated from Corporate Center shared services units.

Results: 6M14 vs 6M13

Profit before tax was CHF 1,004 million compared with CHF 1,752 million, mainly as a result of CHF 539 million lower revenues in Investor Client Services and CHF 188 million higher operating expenses. On an adjusted basis, excluding restructuring charges of CHF 151 million and a gain related to the aforementioned partial sale of a financial investment available-for-sale in the first half of 2014, compared with restructuring charges of CHF 37 million and gains from the sale of our remaining proprietary trading business in the first half of 2013, profit before tax was CHF 1,112 million compared with CHF 1,734 million.

Revenues in Corporate Client Solutions decreased 1% to CHF 1,756 million from CHF 1,769 million, mainly as a result of lower equity capital markets and financing solutions revenues, partly offset by higher debt capital markets, advisory and risk management revenues. The first half of 2013 included revenues from a large private transaction in equity capital markets. In US dollar terms, revenues increased 5%.

Investor Client Services revenues declined 17% to CHF 2,723 million from CHF 3,262 million. On an adjusted basis, revenues decreased 16%. In US dollar terms, adjusted revenues declined 12%. Equities revenues decreased 15% to CHF 1,947 million from CHF 2,281 million, mainly due to lower revenues in derivatives and other equities. This decrease was partly offset by higher revenues in financing services. On an adjusted basis, equities revenues decreased 13%. Cash revenues declined by CHF 31 million, mainly due to lower commission income as client activity levels fell, partly offset by improved trading revenues. Derivatives revenues declined by CHF 265 million, across all regions, mainly as a result of a reduction in client activity levels, lower volatility levels and trading revenues. Financing services revenues increased by CHF 71 million due to higher equity finance revenues. Other equities revenues decreased significantly as the first half of 2013 included gains from the sale of our remaining proprietary trading business and revenues on equity investments prior to their transfer to Corporate Center – Non-core and Legacy Portfolio. Foreign exchange, rates and credit revenues decreased 21% to CHF 776 million from CHF 981 million, with lower revenues across most products as client activity levels decreased significantly, reflecting the ongoing macroeconomic uncertainty. On an adjusted basis, revenues decreased 25%.

Total operating expenses increased 6% to CHF 3,469 million compared with CHF 3,281 million. Adjusted operating expenses increased 2% to CHF 3,318 million compared with CHF 3,244 million, mainly due to higher general and administrative expenses. In US dollar terms, adjusted operating expenses increased 8%. Personnel expenses increased 4% to CHF 2,333 million from CHF 2,246 million. On an adjusted basis, personnel expenses decreased to CHF 2,246 million from CHF 2,258 million. General and administrative expenses increased to CHF 1,002 million from CHF 902 million. On an adjusted basis, general and administrative expenses increased to CHF 945 million from CHF 857 million, mainly due to higher professional fees partly offset by the effects of our ongoing cost reduction programs.

45

Corporate Center

Corporate Center

Corporate Center reporting – Total1

	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.6.14	31.3.14	30.6.13	1Q14	2Q13	30.6.14	30.6.13
Income excluding own credit	(215)	(8)	(65)		231	(222)	181
Own credit[2]	72	88	138	(18)	(48)	160	(43)
Credit loss (expense)/recovery[3]	(2)	0	(5)		(60)	(2)	(6)
Total operating income	(145)	80	69			(64)	132
Personnel expenses	166	243	225	(32)	(26)	408	512
General and administrative expenses	47	213	862	(78)	(95)	260	1,537
Services (to)/from other business divisions	21	15	31	40	(32)	36	27
Depreciation and impairment of property and equipment	7	9	8	(22)	(13)	16	39
Amortization and impairment of intangible assets	2	2	1	0	100	3	1
Total operating expenses[4]	242	481	1,127	(50)	(79)	723	2,116
Operating profit/(loss) before tax	(387)	(401)	(1,058)	(3)	(63)	(788)	(1,984)

Additional information
Average attributed equity (CHF billion)[5]	20.5	21.3	23.7	(4)	(14)	20.9	24.3
Total assets (CHF billion)[6]	414.9	423.6	542.1	(2)	(23)	414.9	542.1
Risk-weighted assets (fully applied, CHF billion)[7]	76.7	83.1	97.8	(8)	(22)	76.7	97.8
Risk-weighted assets (phase-in, CHF billion)[7]	77.5	83.8	98.4	(8)	(21)	77.5	98.4
Leverage ratio denominator (phase-in, CHF billion)[8]	344.0	363.1		(5)		344.0
Personnel before allocations (full-time equivalents)	23,649	23,984	24,568	(1)	(4)	23,649	24,568
Allocations to business divisions (full-time equivalents)	(21,269)	(21,487)	(21,844)	(1)	(3)	(21,269)	(21,844)
Personnel after allocations (full-time equivalents)	2,379	2,497	2,724	(5)	(13)	2,379	2,724

1  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes and restatements due to the retrospective adoption of new accounting standards.    2  Represents own credit changes on financial liabilities designated at fair value through profit or loss. The cumulative own credit loss for such debt held on 30 June 2014 amounts to CHF 0.4 billion. This loss has increased the fair value of financial liabilities designated at fair value recognized on our balance sheet. Refer to “Note 10 Fair value measurement” in the “Financial information” section of this report for more information.    3  Includes credit loss (expense)/recovery on reclassified and acquired securities.    4  Refer to “Note 16 Changes in organization” in the “Financial information” section of this report for information on restructuring charges.    5  Refer to the “Capital management” section of our Annual Report 2013 for more information on the equity attribution framework.    6  Based on third-party view, i.e., without intercompany balances.    7  Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB). Refer to the “Capital management” section of this report for more information.    8  The leverage ratio denominator is also referred to as “total adjusted exposure” and is calculated in accordance with Swiss SRB leverage ratio requirements. Data represent the average of the total adjusted exposure at the end of the three months preceding the end of the reporting period. Refer to the “Capital management” section of this report for more information.

46

UBS business divisions and Corporate Center

Corporate Center – Core Functions

Corporate Center – Core Functions recorded a profit before tax of CHF 25 million in the second quarter of 2014 compared with a loss of CHF 176 million in the prior quarter. The second quarter included an own credit gain of CHF 72 million, partly offset by treasury income remaining in Corporate Center – Core Functions of negative CHF 55 million. Total operating expenses remaining in Corporate Center – Core Functions after service allocations were negative CHF 2 million and included a release of CHF 141 million of provisions for litigation, regulatory and similar matters.

Corporate Center reporting – Core Functions1

	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.6.14	31.3.14	30.6.13	1Q14	2Q13	30.6.14	30.6.13
Treasury income remaining in Corporate Center – Core Functions	(55)	(46)	(124)	20	(56)	(101)	(341)
Own credit[2]	72	88	138	(18)	(48)	160	(43)
Other	6	9	(19)	(33)		15	(61)
Total operating income	23	51	(5)	(55)		74	(445)
Personnel expenses	78	139	72	(44)	8	217	218
General and administrative expenses	(82)	85	52			3	146
Services (to)/from other business divisions	1	0	1		0	1	1
Depreciation and impairment of property and equipment	0	2	2	(100)	(100)	2	1
Amortization and impairment of intangible assets	1	1	0	0		2	0
Total operating expenses[3]	(2)	227	126			225	365
Operating profit/(loss) before tax	25	(176)	(131)			(151)	(811)

Additional information
Average attributed equity (CHF billion)[4]	15.4	15.3	11.7	1	32	15.4	11.3
Total assets (CHF billion)[5]	231.0	233.4	241.8	(1)	(4)	231.0	241.8
Risk-weighted assets (fully applied, CHF billion)[6]	24.8	23.0	20.2	8	23	24.8	20.2
Risk-weighted assets (phase-in, CHF billion)[6]	25.6	23.8	20.8	8	23	25.6	20.8
Leverage ratio denominator (phase-in, CHF billion)[7]	223.2	228.8		(2)		223.2
Personnel before allocations (full-time equivalents)	23,489	23,790	24,305	(1)	(3)	23,489	24,305
Allocations to business divisions and CC – Non-core and Legacy Portfolio (full-time equivalents)	(22,608)	(22,838)	(23,299)	(1)	(3)	(22,608)	(23,299)
Personnel after allocations (full-time equivalents)	881	951	1,006	(7)	(12)	881	1,006

Corporate Center – Core Functions – expenses before service allocations to business divisions and CC – Non-core and Legacy Portfolio
Personnel expenses	928	1,020	1,053	(9)	(12)	1,948	2,164
General and administrative expenses	848	979	890	(13)	(5)	1,827	2,024
Depreciation and impairment of property and equipment	185	180	180	3	3	365	377
Amortization and impairment of intangible assets	1	1	1	0	0	2	2
Total operating expenses before service allocations to business divisions and CC – Non-core and Legacy Portfolio[3]	1,962	2,180	2,125	(10)	(8)	4,142	4,567
Net allocations to business divisions	(1,965)	(1,953)	(1,999)	1	(2)	(3,918)	(4,201)
of which: Wealth Management	(523)	(487)	(504)	7	4	(1,010)	(1,027)
of which: Wealth Management Americas	(271)	(260)	(278)	4	(3)	(531)	(562)
of which: Retail & Corporate	(293)	(289)	(319)	1	(8)	(582)	(650)
of which: Global Asset Management	(116)	(117)	(129)	(1)	(10)	(233)	(263)
of which: Investment Bank	(647)	(661)	(592)	(2)	9	(1,309)	(1,185)
of which: Non-core and Legacy Portfolio	(115)	(137)	(177)	(16)	(35)	(253)	(514)
Total operating expenses[3]	(2)	227	126			225	365

1  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes and restatements due to the retrospective adoption of new accounting standards.    2  Represents own credit changes on financial liabilities designated at fair value through profit or loss. The cumulative own credit loss for such debt held on 30 June 2014 amounts to CHF 0.4 billion. This loss has increased the fair value of financial liabilities designated at fair value recognized on our balance sheet. Refer to “Note 10 Fair value measurement” in the “Financial information” section of this report for more information.    3  Refer to “Note 16 Changes in organization” in the “Financial information” section of this report for information on restructuring charges.    4  Refer to the “Capital management” section of our Annual Report 2013 for more information on the equity attribution framework.    5  Based on third-party view, i.e., without intercompany balances.    6  Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB). Refer to the “Capital management” section of this report for more information.    7  The leverage ratio denominator is also referred to as “total adjusted exposure” and is calculated in accordance with Swiss SRB leverage ratio requirements. Data represent the average of the total adjusted exposure at the end of the three months preceding the end of the reporting period. Refer to the “Capital management” section of this report for more information.

47

Corporate Center

Results

Operating income

Total operating income was CHF 23 million in the second quarter, which included an own credit gain on financial liabilities designated at fair value of CHF 72 million, partly offset by treasury income remaining in Corporate Center – Core Functions of negative CHF 55 million. Total operating income in the prior quarter was CHF 51 million.

è	Refer to “Note 10 Fair value measurement” in the “Financial information” section of this report for more information on own credit

Treasury income remaining in Corporate Center – Core Functions, after allocations to the business divisions, was negative CHF 55 million. The second quarter included central funding costs of CHF 182 million which were retained in Group Treasury. These were partly offset by gains of CHF 56 million on cross-currency basis swaps which are held as economic hedges, CHF 28 million of interest income related to preferred securities and a gain of CHF 13 million related to our macro cash flow hedges. Furthermore, treasury income included revenues from the investment of equity and from our repurchase agreement unit.

Compared with the prior quarter, treasury income remaining in Corporate Center – Core Functions decreased to negative CHF 55 million from negative CHF 46 million. This decrease was mainly due to net losses of CHF 2 million, compared with net gains of CHF 36 million, related to fair value movements on derivative instruments which are used to economically hedge our financial investments available-for-sale portfolio and gains on sales of these financial investments, as well as CHF 36 million lower gains related to our macro cash flow hedges. These decreases were partly offset by gains of CHF 56 million on the abovementioned cross-currency basis swaps which are held as economic hedges compared with a loss of CHF 1 million in the prior quarter.

è	Refer to the “Liquidity and funding management” section of this report for more information on funding costs

The second quarter included an own credit gain on financial liabilities designated at fair value of CHF 72 million, primarily as life-to-date own credit losses partially reversed due to time decay, partly offset by the impact of a marginal tightening of our funding spreads over the quarter. The prior quarter included an own credit gain on financial liabilities of CHF 88 million.

Operating income excluding own credit and treasury income was CHF 6 million in the second quarter and included a credit of

CHF 25 million related to the partial release of a provision for litigation, regulatory and similar matters, which was recorded as other income, almost entirely offset by CHF 24 million in net funding costs related to the goodwill and intangible assets that arose from the PaineWebber acquisition. Compared with the prior quarter, income related to other items decreased to CHF 6 million from CHF 9 million, mainly due to CHF 22 million lower gains on sales of real estate, partly offset by a CHF 19 million higher credit related to the partial release of a provision for litigation, regulatory and similar matters.

Operating expenses before service allocations

On a gross basis before service allocations to the business divisions and Corporate Center – Non-core and Legacy Portfolio, total operating expenses decreased by CHF 218 million to CHF 1,962 million in the second quarter. Restructuring charges were CHF 67 million compared with CHF 93 million in the prior quarter, mainly reflecting lower personnel-related restructuring charges. Excluding restructuring charges, adjusted operating expenses before service allocations decreased by CHF 192 million to CHF 1,895 million.

Personnel expenses decreased by CHF 92 million to CHF 928 million. On an adjusted basis, excluding net restructuring charges of CHF 24 million in the second quarter and CHF 60 million in the first quarter, personnel expenses decreased by CHF 56 million, mainly due to the effect of further headcount reductions related to our ongoing cost reduction programs, higher capitalization of internally generated software and lower expenses for untaken vacation accruals.

General and administrative expenses decreased by CHF 131 million to CHF 848 million. On an adjusted basis, excluding net restructuring charges of CHF 43 million in the second quarter and CHF 32 million in the first quarter, general and administrative expenses decreased by CHF 142 million to CHF 805 million. This reduction was mainly due to a release of CHF 141 million of provisions for litigation, regulatory and similar matters in the second quarter, as well as higher capitalization of internally developed software. This was partly offset by increased costs for business outsourcing activities and higher professional fees.

Depreciation and impairment of property and equipment increased to CHF 185 million from CHF 180 million, mainly reflecting higher amortization of capitalized software.

The business divisions and Non-core and Legacy Portfolio were charged CHF 1,965 million for shared services, an increase of CHF 12 million.

48

UBS business divisions and Corporate Center

Operating expenses after service allocations

Total operating expenses remaining in Corporate Center – Core Functions, after allocations to the business divisions and Non-core and Legacy Portfolio, decreased to negative CHF 2 million from positive CHF 227 million, mainly due to a release of CHF 141 million of provisions for litigation, regulatory and similar matters, as well as a decrease of CHF 84 million resulting from the difference between actual costs incurred for internal services and the associated guaranteed cost allocations to the business divisions and Non-core and Legacy Portfolio.

Operating expenses remaining in Corporate Center – Core Functions related mainly to Group governance functions and other corporate activities.

Risk-weighted assets

Fully applied Basel III risk-weighted assets (RWA) were CHF 25 billion as of 30 June 2014 compared with CHF 23 billion as of 31 March 2014.

è	Refer to the “Capital management” section of this report for more information on RWA

Personnel

As of 30 June 2014, Corporate Center – Core Functions employed 23,489 personnel compared with 23,790 at the end of the prior quarter. The decrease of 301 personnel was mainly related to outsourcing activities and our ongoing cost reduction programs. As of 30 June 2014, 22,608 personnel were allocated to the business divisions as well as Non-core and Legacy Portfolio, based on services consumed. Personnel remaining in Corporate Center – Core Functions after allocations decreased to 881 from 951 and related to Group governance functions and other corporate activities.

Results: 6M14 vs 6M13

Corporate Center – Core Functions recorded a loss before tax of CHF 151 million in the first half of 2014 compared with a loss before tax of CHF 811 million in the first half of 2013.

Total operating income was CHF 74 million compared with negative CHF 445 million.

Treasury income remaining in Corporate Center – Core Functions, after allocations to the business divisions, was negative CHF 101 million compared with negative CHF 341 million. This improvement was mainly due to a gain of CHF 62 million related to our macro cash flow hedges compared with a loss of CHF 90 million in the first half of 2013. In addition, the first half of 2014 included gains of CHF 54 million on the aforementioned cross-currency basis swaps compared with a loss of CHF 85 million in the first half of 2013. Furthermore, the first half of 2013 included a net loss of CHF 119 million related to the buyback of debt in a public tender offer. These improvements were partly offset by increased central funding costs of CHF 348 million compared with CHF 226 million in the first half of 2013. In addition, the first half of 2013 included foreign currency translation gains of CHF 61 million and realized gains of CHF 51 million on sales of financial investments held in the available-for-sale portfolio which was transferred from Wealth Management Americas to Group Treasury in 2013.

The first half of 2014 included an own credit gain on financial liabilities designated at fair value of CHF 160 million compared with a loss of CHF 43 million in the same period a year earlier. Operating income excluding own credit and treasury income increased to positive CHF 15 million from negative CHF 61 million, mainly as the first half of 2014 included a credit related to the partial release of a provision for litigation, regulatory and similar matters which was recorded as other income compared with a provision increase in the first half of 2013.

On a gross basis before service allocations to the business divisions and Non-core and Legacy Portfolio, total operating expenses decreased by CHF 425 million to CHF 4,142 million. Restructuring charges were CHF 160 million compared with CHF 358 million, mainly reflecting reduced real estate-related restructuring charges, partly offset by higher personnel-related restructuring charges. Excluding restructuring charges, adjusted operating expenses before service allocations were CHF 3,982 million compared with CHF 4,209 million. This decrease of CHF 227 million was mainly due to a release of CHF 141 million of provisions for litigation, regulatory and similar matters compared with charges of CHF 26 million in the first half of 2013. Furthermore, the decrease resulted from the effect of further headcount reductions related to our ongoing cost reduction programs and lower expenses for variable compensation. These decreases were partly offset by increased costs for business outsourcing activities and higher professional fees.

49

Corporate Center

Corporate Center – Non-core and Legacy Portfolio

Corporate Center – Non-core and Legacy Portfolio recorded a loss before tax of CHF 412 million in the second quarter of 2014 compared with a loss of CHF 225 million in the prior quarter. Total operating income declined by CHF 196 million, mainly due to a loss of CHF 97 million in Non-core resulting from the exit of the majority of the correlation trading portfolio. Total operating expenses decreased slightly. The second quarter included a net release of CHF 27 million of provisions for litigation, regulatory and similar matters compared with charges of CHF 54 million in the prior quarter. The second quarter also included an impairment charge of CHF 78 million related to certain disputed receivables. Fully applied risk-weighted assets decreased by CHF 8 billion to CHF 52 billion.

Corporate Center reporting – Non-core and Legacy Portfolio1

	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.6.14	31.3.14	30.6.13	1Q14	2Q13	30.6.14	30.6.13
Non-core	(151)	17	(57)		165	(134)	174
Legacy Portfolio	(15)	13	135			(2)	409
of which: SNB StabFund option	0	(1)	122	(100)	(100)	0	366
Income	(166)	30	78			(136)	584
Credit loss (expense)/recovery[2]	(2)	0	(5)		(60)	(2)	(6)
Total operating income	(167)	29	73			(138)	577
Personnel expenses	88	104	154	(15)	(43)	192	295
General and administrative expenses	130	128	810	2	(84)	257	1,390
Services (to)/from other business divisions	20	15	30	33	(33)	35	26
Depreciation and impairment of property and equipment	7	7	6	0	17	13	38
Amortization and impairment of intangible assets	0	0	1		(100)	1	1
Total operating expenses[3]	245	254	1,001	(4)	(76)	499	1,750
Operating profit/(loss) before tax	(412)	(225)	(927)	83	(56)	(637)	(1,173)

Additional information
Average attributed equity (CHF billion)[4]	5.1	6.0	12.0	(15)	(58)	5.6	13.0
Total assets (CHF billion)[5]	183.9	190.2	300.3	(3)	(39)	183.9	300.3
Risk-weighted assets (fully applied, CHF billion)[6]	51.9	60.1	77.6	(14)	(33)	51.9	77.6
Risk-weighted assets (phase-in, CHF billion)[6]	51.9	60.1	77.6	(14)	(33)	51.9	77.6
Leverage ratio denominator (phase-in, CHF billion)[7]	120.8	134.3		(10)		120.8
Personnel (full-time equivalents)	1,498	1,546	1,718	(3)	(13)	1,498	1,718
1  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes and restatements due to the retrospective adoption of new accounting standards.    2  Includes credit loss (expense)/recovery on reclassified and acquired securities.    3  Refer to “Note 16 Changes in organization” in the “Financial information” section of this report for information on restructuring charges.    4  Refer to the “Capital management” section of our Annual Report 2013 for more information on the equity attribution framework.    5  Based on third-party view, i.e., without intercompany balances.    6  Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB). Refer to the “Capital management” section of this report for more information.    7  The leverage ratio denominator is also referred to as “total adjusted exposure” and is calculated in accordance with Swiss SRB leverage ratio requirements. Data represent the average of the total adjusted exposure at the end of the three months preceding the end of the reporting period. Refer to the “Capital management” section of this report for more information.

50

UBS business divisions and Corporate Center

Operating income by business unit

Non-core

Income was negative CHF 151 million compared with positive CHF 17 million in the prior quarter, mainly due to a loss of CHF 97 million in structured credit resulting from the exit of the majority of the correlation trading portfolio. In addition, income in rates decreased by CHF 45 million, mainly due to novation and unwind activity and, to a lesser extent, market movements. Debit valuation adjustments were negative CHF 44 million compared with negative CHF 19 million in the prior quarter.

Legacy Portfolio

Income was negative CHF 15 million compared with positive CHF 13 million in the prior quarter, mainly due to lower gains on reference-linked notes and on real estate portfolios due to market movements.

Credit loss expense/recovery

In the second quarter of 2014, net credit loss expenses were CHF 2 million compared with zero in the prior quarter.

Operating expenses

Total operating expenses decreased to CHF 245 million from CHF 254 million.

Personnel expenses decreased by CHF 16 million to CHF 88 million, mainly due to the effect of further headcount reductions and decreased variable compensation expenses.

General and administrative expenses increased by CHF 2 million to CHF 130 million, mainly due to an impairment charge of CHF 78 million related to certain disputed receivables in the second quarter and higher professional fees. This was largely offset by a net release of CHF 27 million of provisions for litigation, regulatory and similar matters compared with charges of CHF 54 million in the prior quarter. Charges for services from other business divisions increased by CHF 5 million to CHF 20 million.

Risk-weighted assets

Fully applied risk-weighted assets (RWA) for Non-core and Legacy Portfolio decreased by CHF 8 billion to CHF 52 billion.

Non-core RWA decreased by CHF 5 billion to CHF 24 billion as a result of the aforementioned exit of the majority of the correlation trading portfolio and continued reduction of over-the-counter derivative exposures by means of negotiated bilateral settlements with specific counterparties, third-party novations or trade compressions.

Legacy Portfolio RWA decreased by CHF 3 billion to CHF 28 billion, mainly due to the exit of certain positions across the collateralized loan obligations, reference-linked notes and real estate securities portfolios.

è

Refer to the discussions of “Corporate Center – Non-core and Legacy Portfolio” and “Capital management” in the “Risk and treasury management” section of this report for more information on risk-weighted assets

Balance sheet assets

Balance sheet assets decreased to CHF 184 billion as of 30 June 2014 from CHF 190 billion as of 31 March 2014. Positive replacement values fell by CHF 7 billion, largely due to a reduction in Non-core rates, mainly as a result of unwinds and novations.

Leverage ratio denominator

The leverage ratio denominator decreased to CHF 121 billion as of 30 June 2014 from CHF 134 billion as of 31 March 2014, mainly due to a reduction in average balance sheet assets.

Personnel

As of 30 June 2014, a total of 1,498 personnel were employed within Non-core and Legacy Portfolio compared with 1,546 as of 31 March 2014. Front office personnel decreased to 160 from 195 and personnel allocated from Corporate Center shared services units decreased to 1,339 from 1,351.

Results: 6M14 vs 6M13

Non-core and Legacy Portfolio recorded a loss before tax of CHF 637 million in the first half of 2014 compared with a loss of CHF 1,173 million in the first half of 2013.

Total operating income was negative CHF 138 million compared with positive CHF 577 million.

Non-core income was negative CHF 134 million compared with positive CHF 174 million. This decrease related mainly to a loss of CHF 97 million in the first half of 2014 in structured credit resulting from the exit of the majority of the correlation trading portfolio. Furthermore, the prior-year period benefited from favorable market conditions at the beginning of the year ahead of any material unwind activity resulting from the implementation of our strategy.

Legacy Portfolio income decreased to negative CHF 2 million from positive CHF 409 million, mainly as the first half of 2013 included a gain of CHF 359 million from the revaluation of our option to acquire the SNB StabFund’s equity.

Total operating expenses decreased by CHF 1,251 million to CHF 499 million, largely due to CHF 938 million lower charges for provisions for litigation, regulatory and similar matters as well as CHF 200 million lower restructuring charges.

51

52

Risk and treasury management Management report

Risk and treasury management

55	Risk and treasury management key developments	78	Capital management
		79	Swiss SRB Basel III capital framework
		79	Regulatory framework
56	Risk management and control	79	Capital requirements
56	Overview of risks arising from our business activities	81	Swiss SRB Basel III capital information
57	Credit risk – internal risk view	81	Capital ratios
57	Banking products	81	Post-stress CET1 capital ratio
57	Traded products	82	Eligible capital
61	Market risk	82	Common equity tier 1 and tier 1 capital
61	Interest rate risk in the banking book	82	Tier 2 capital
66	Country risk	84	Additional capital information
66	Exposures to selected eurozone countries	85	Differences between Swiss SRB and BIS Basel III capital
68	Operational risk	85	Risk-weighted assets
69	Corporate Center – Non-core and Legacy Portfolio	85	Credit risk
69	Non-core	86	Non-counterparty-related risk
69	Legacy Portfolio	86	Market risk
		86	Operational risk
72	Balance sheet	86	Sensitivity to currency movements
72	Assets	90	Swiss SRB leverage ratio
73	Liabilities	90	Swiss SRB leverage ratio requirements
74	Equity	91	Developments during the second quarter of 2014
74	Intra-quarter balances	95	Equity attribution and return on attributed equity

75	Liquidity and funding management	97	UBS shares
75	Strategy and objectives
75	Liquidity
76	Funding

54

Risk and treasury management

Risk and treasury management

key developments

Risk management and control

Overall, the credit risk profile of the Group was broadly unchanged over the quarter, although we continued to see increases in credit risk exposures arising from growth in lending in our wealth management businesses. Net credit loss expenses remained low. Market risks remained at a low level and risks in Corporate Center – Non-core and Legacy Portfolio continued to be managed down, including the execution of a series of risk transfers to substantially exit the Non-core correlation trading portfolio market risk.

Balance sheet

As of 30 June 2014, our balance sheet assets stood at CHF 983 billion, broadly unchanged from 31 March 2014, as continued reductions in positive replacement values, in both Corporate Center – Non-core and Legacy Portfolio and the Investment Bank, and lower cash balances in Corporate Center – Core Functions were offset by increases in trading portfolio assets in the Investment Bank, an increase in due from banks in Corporate Center – Core Functions and increased lending in our wealth management businesses. Funded assets, which represent total assets excluding positive replacement values and collateral delivered against over-the-counter derivatives, increased by CHF 7 billion to CHF 749 billion. Excluding currency effects, funded assets increased by approximately CHF 4 billion.

Liquidity and funding management

Our liquidity position remained strong during the quarter. We further strengthened our funding profile through the issuance of USD 2.5 billion of low-trigger, loss-absorbing, Basel III-compliant subordinated notes and a EUR 1.0 billion 7-year covered bond.

Capital management

Our fully applied common equity tier 1 (CET1) capital ratio improved 0.3 percentage points to 13.5% as of 30 June 2014. Fully applied CET1 capital increased by CHF 0.7 billion to CHF 30.6 billion, mainly due to the second quarter net profit. On a phase-in basis, our CET1 capital ratio also increased 0.3 percentage points to 18.2%, mainly due to a CHF 0.7 billion increase in phase-in CET1 capital to CHF 41.9 billion. Risk-weighted assets decreased slightly by CHF 0.1 billion to CHF 226.7 billion on a fully applied basis and were stable at CHF 229.9 billion on a phase-in basis. Our Swiss SRB leverage ratio improved 0.4 percentage points to 4.2% on a fully applied basis and 0.3 percentage points to 5.3% on a phase-in basis. These improvements were both almost entirely due to the issuance of USD 2.5 billion of low-trigger, loss-absorbing, Basel III-compliant subordinated notes.

55

Risk management and control

Risk management and control

Risk profile of the Group

Overview of risks arising from our business activities

The table below presents the key drivers of tangible attributed equity by business division and Corporate Center, which are risk-weighted assets (RWA), Swiss SRB leverage ratio denominator (LRD) and risk-based capital (RBC), as well as the average tangible attributed equity, total assets and adjusted operating profit before tax. Along with the description of key risks by business division and Corporate Center presented in our Annual Report 2013, this table provides an overview of how the activities in our business divisions and Corporate Center are reflected in our risk measures, along with their respective performance.

The table is followed by sections providing an update for the second quarter of 2014 on developments in credit risk (comprising banking products and traded products), market risk (including interest rate risk in the banking book), country risk and operational risk.

The “Capital management” section of this report provides an update on the development of RWA, LRD and attributed equity during the quarter. RBC was broadly stable at CHF 32 billion for the Group as of 30 June 2014.

è	Refer to the “Capital management” section of this report and our Annual Report 2013 for more information on RWA, LRD and our equity attribution framework
è	Refer to “Statistical measures” in the “Risk management and control” section of our Annual Report 2013 for more information on RBC

Risk measures and performance

	Wealth Management		Wealth Management Americas		Retail & Corporate		Global Asset Management		Investment Bank		CC – Core Functions		CC – Non-core and Legacy Portfolio
CHF billion, as of or for the quarter ended	30.6.14	31.3.14	30.6.14	31.3.14	30.6.14	31.3.14	30.6.14	31.3.14	30.6.14	31.3.14	30.6.14	31.3.14	30.6.14	31.3.14
Risk-weighted assets (phase-in)[1]	22.6	21.8	25.0	24.6	33.0	33.6	3.6	3.6	68.3	62.5	25.6	23.8	51.9	60.1
of which: credit risk	12.2	12.0	8.3	8.1	31.5	32.1	2.4	2.4	37.4	33.6	6.9	5.8	21.8	25.9
of which: market risk	0.0	0.0	1.0	1.0	0.0	0.0	0.0	0.0	9.2	7.8	(3.9)[2]	(4.0)[2]	6.9	10.7
of which: operational risk	10.2	9.5	15.7	15.4	1.4	1.4	1.1	1.1	21.5	20.9	9.6	9.4	23.1	23.5
Leverage ratio denominator (phase-in)[3]	129.0	125.4	56.5	56.0	164.8	164.2	14.2	13.7	278.2	271.7	223.2	228.8	120.8	134.3
Risk-based capital[4]	1.8	1.8	1.4	1.3	3.6	3.7	0.7	0.8	6.8	7.2	12.9	12.8	4.4	4.9
Average tangible attributed equity	2.6	2.7	2.0	2.1	4.1	4.2	0.4	0.5	7.2	7.7	11.9	11.7	5.1	6.0
Total assets	118.7	115.4	47.4	45.4	142.7	142.7	14.2	13.3	244.8	242.1	231.0	233.4	183.9	190.2
Operating profit/(loss) before tax (adjusted)[5]	0.4	0.7	0.2	0.3	0.4	0.4	0.1	0.1	0.6	0.5	0.0	(0.3)	(0.4)	(0.2)

1   Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB). Refer to the “Capital management” section of this report for more information.    2  Negative market risk numbers are due to the diversification effect allocated to CC – Core Functions.    3  The leverage ratio denominator is also referred to as “total adjusted exposure” and is calculated in accordance with Swiss SRB leverage ratio requirements. Data represent the average of the total adjusted exposure at the end of the three months preceding the end of the reporting period. Refer to the “Capital management” section of this report for more information.    4  Refer to “Statistical measures” in the “Risk management and control” section of our Annual Report 2013 for more information on risk-based capital.    5  Adjusted results are non-GAAP financial measures as defined by SEC Regulations. Refer to the table “Adjusted results” in the “Group performance” section of this report for more information.

56

Risk and treasury management

Credit risk – internal risk view

Except where stated otherwise, the exposures detailed in this section are based on our internal management view of credit risk which differs in certain respects from the measurement requirements of IFRS.

Banking products

Gross banking products exposures increased slightly by CHF 2 billion to CHF 469 billion over the quarter, of which CHF 299 billion related to loans. The majority of these loan exposures were within our Retail & Corporate and wealth management businesses and were secured by residential and commercial properties or by securities.

è	Refer to the “Risk, treasury and capital management” section of our Annual Report 2013 for more information on credit risk, impairment and default

In Wealth Management Americas, impairments related to securities-backed loan facilities collateralized by Puerto Rico municipal securities and related funds increased to USD 24 million from USD 23 million. Our total net lending exposure collateralized by Puerto Rico municipal securities and closed-end funds as of 30 June 2014 was USD 660 million, reduced from USD 814 million at the end of the prior quarter, primarily due to share buybacks by some of the closed-end funds. The associated collateral had a market value of USD 2.0 billion as of 30 June 2014. Secondary trading inventory in closed-end funds and Puerto Rico debt securities was USD 30 million as of 30 June 2014.

è	Refer to the “Risk, treasury and capital management” section of our Annual Report 2013 for more information on our exposures to Puerto Rico municipal securities and associated closed-end funds

The overall size and composition of our Swiss mortgage portfolio in Retail & Corporate and Wealth Management, and the distribution of exposures across loan-to-value (LTV) buckets, remained consistent with the position as of 31 March 2014. Average LTV for newly originated loans was 59% compared with the average LTV for the portfolio as a whole of 54%, unchanged compared with the prior quarter. In the Swiss residential mortgage loan book, over 99.8% of the aggregate amount of loans would continue to be covered by the real estate collateral even if the value assigned to that collateral were to decrease by 20%, and 98.7% would remain covered if collateral values decreased by 30%, both of which were largely unchanged as of 30 June 2014 compared with the prior quarter.

Our Swiss corporate lending portfolio consists of loans to multinational and domestic counterparties. Although this portfolio is well-diversified across industries, these Swiss counterparties are, in general, highly reliant on the domestic economy and the economies to which they export, predominantly the European Union (EU). We continue to closely monitor developments in these economies.

Net banking products exposure in the Investment Bank increased by CHF 1.9 billion over the quarter, mainly in connection with real estate loans which are expected to be securitized.

Traded products

Credit exposure arising from traded products, after reflecting the effects of master netting agreements but before deduction of specific credit valuation adjustments and credit hedges, was stable at CHF 44 billion. CHF 21 billion of this exposure arises from over-the-counter (OTC) derivatives, primarily within Corporate Center – Non-core and Legacy Portfolio and the Investment Bank, for which the exposure was stable at CHF 16 billion. As counter-party risk for traded products exposure is managed at a counter-party level, no split between exposures in the Investment Bank and those in Non-core and Legacy Portfolio is provided. A further CHF 15 billion of traded products credit risk relates to securities financing transactions, primarily within the Investment Bank and Corporate Center – Core Functions, largely unchanged compared with the prior quarter.

57

Risk management and control

Allowances and provisions for credit losses1

	IFRS exposure, gross[2]		Impaired exposure			Estimated liquidation proceeds of collateral		Allowances and provisions for credit losses[3]		Impairment ratio (%)
CHF million, except where indicated	30.6.14	31.3.14	30.6.14	31.3.14		30.6.14	31.3.14	30.6.14	31.3.14	30.6.14	31.3.14

Group
Balances with central banks	76,490	86,420
Due from banks	27,826	19,771	11	13				12	14	0.0	0.1
Loans	301,252	295,462	1,091	1,134		234	265	612	623	0.4	0.4
Guarantees	17,684	18,217	78	70		2	3	61	58	0.4	0.4
Loan commitments	52,064	56,856	11	5			0			0.0	0.0
Total	475,315	476,726	1,191	1,221	[4]	236	268	685	695	0.3	0.3

Wealth Management
Balances with central banks	393	293
Due from banks	1,382	1,270
Loans	105,334	102,174	72	74		4	5	65	69	0.1	0.1
Guarantees	2,011	2,200
Loan commitments	2,143	1,939
Total	111,264	107,875	72	74		4	5	65	69	0.1	0.1

Wealth Management Americas
Balances with central banks	0	0
Due from banks	1,686	1,579
Loans	36,953	34,996	27	32		2	11	26	22	0.1	0.1
Guarantees	618	465
Loan commitments	225	734
Total	39,482	37,773	27	32		2	11	26	22	0.1	0.1

Retail & Corporate
Balances with central banks	1	0
Due from banks	2,834	3,026	11	13				12	14	0.4	0.4
Loans	137,341	137,290	873	914		181	203	487	503	0.6	0.7
Guarantees	8,905	9,225	31	25		2	3	14	13	0.4	0.3
Loan commitments	7,195	7,012	7	1			0			0.1	0.0
Total	156,276	156,555	923	952		184	206	513	531	0.6	0.6

Global Asset Management
Balances with central banks	0	0
Due from banks	462	449
Loans	171	48
Guarantees	0	0
Loan commitments	49	49
Total	681	545	0	0		0	0	0	0	0.0	0.0

1  Excludes CHF 3 million allowances for securities financing (31 March 2014: CHF 3 million).    2  The measurement requirements of IFRS differ in certain respects from our internal management view of credit risk.    3  Includes CHF 7 million (31 March 2014: CHF 10 million) in collective loan loss allowances for credit losses.    4  In the second quarter of 2014, we corrected the total Group impaired exposure for 31 March 2014 from CHF 1,121 million to CHF 1,221 million. Other figures in this table were not affected by this correction.

58

Risk and treasury management

Allowances and provisions for credit losses (continued)1

	IFRS exposure, gross[2]		Impaired exposure		Estimated liquidation proceeds of collateral		Allowances and provisions for credit losses[3]		Impairment ratio (%)
CHF million, except where indicated	30.6.14	31.3.14	30.6.14	31.3.14	30.6.14	31.3.14	30.6.14	31.3.14	30.6.14	31.3.14

Investment Bank
Balances with central banks	151	334
Due from banks	8,532	7,901						0
Loans	11,184	11,468	36	19			15	9	0.3	0.2
Guarantees	5,740	5,821	46	45			46	45	0.8	0.8
Loan commitments	36,956	39,243	2	2					0.0	0.0
Total	62,563	64,767	85	66	0	0	61	54	0.1	0.1

Corporate Center – Core Functions
Balances with central banks	75,944	85,793
Due from banks	12,565	5,094
Loans	2,880	1,549					0	0
Guarantees	10	12
Loan commitments	0	21
Total	91,399	92,468	0	0	0	0	0	0	0.0	0.0

Group, excluding CC – Non-core and Legacy Portfolio
Balances with central banks	76,490	86,420
Due from banks	27,462	19,319	11	13			12	14	0.0	0.1
Loans	293,863	287,525	1,009	1,039	187	219	592	604	0.3	0.4
Guarantees	17,283	17,723	78	70	2	3	61	58	0.4	0.4
Loan commitments	46,568	48,997	9	3		0			0.0	0.0
Total	461,666	459,984	1,107	1,124	190	222	665	676	0.2	0.2

CC – Non-core
Balances with central banks	0	0
Due from banks	92	111						0
Loans	754	905	22	36			12	11	2.9	3.9
Guarantees	293	375	0	0					0.0	0.0
Loan commitments	5,457	7,818	2	1					0.0	0.0
Total	6,597	9,208	24	37	0	0	12	11	0.4	0.4

CC – Legacy Portfolio
Balances with central banks	0	0
Due from banks	272	342
Loans	6,634	7,031	61	60	47	46	8	8	0.9	0.9
Guarantees	107	120
Loan commitments	38	41
Total	7,052	7,534	61	60	47	46	8	8	0.9	0.8

1  Excludes CHF 3 million allowances for securities financing (31 March 2014: CHF 3 million).    2  The measurement requirements of IFRS differ in certain respects from our internal management view of credit risk.    3  Includes CHF 7 million (31 March 2014: CHF 10 million) in collective loan loss allowances for credit losses.

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Composition of Wealth Management loan portfolio, gross

	30.6.14		31.3.14
	CHF million	%	CHF million	%
Secured by residential property	34,562	32.8	34,010	33.3
Secured by commercial/industrial property	2,166	2.1	2,178	2.1
Secured by cash	12,804	12.2	12,165	11.9
Secured by securities	45,895	43.6	44,044	43.1
Secured by guarantees and other collateral	9,434	9.0	9,239	9.0
Unsecured loans	473	0.4	538	0.5
Total loans, gross	105,334	100.0	102,174	100.0
Total loans, net of allowances and credit hedges	105,269		102,105
Composition of Wealth Management Americas loan portfolio, gross
	30.6.14		31.3.14
	CHF million	%	CHF million	%
Secured by residential property	6,152	16.6	5,862	16.8
Secured by commercial/industrial property
Secured by cash	779	2.1	762	2.2
Secured by securities	28,323	76.6	26,769	76.5
Secured by guarantees and other collateral	1,498	4.1	1,389	4.0
Unsecured loans[1]	201	0.5	213	0.6
Total loans, gross	36,953	100.0	34,996	100.0
Total loans, net of allowances and credit hedges	36,927		34,973
[1] Includes credit card exposure. Composition of Retail & Corporate loan portfolio, gross
	30.6.14		31.3.14
	CHF million	%	CHF million	%
Secured by residential property	99,930	72.8	99,615	72.6
Secured by commercial/industrial property	20,139	14.7	20,409	14.9
Secured by cash	243	0.2	256	0.2
Secured by securities	796	0.6	861	0.6
Secured by guarantees and other collateral	6,592	4.8	6,383	4.6
Unsecured loans	9,641	7.0	9,766	7.1
Total loans, gross	137,341	100.0	137,290	100.0
Total loans, net of allowances and credit hedges	136,854		136,787
Investment Bank: banking products[1]
CHF million			30.6.14	31.3.14
Total exposure, before deduction of allowances, provisions and hedges			52,300	51,904
Less: allowances, provisions			(42)	(35)
Less: credit protection bought (credit default swaps, notional)[2]			(8,632)	(10,135)
Net exposure after allowances, provisions and hedges			43,626	41,734

1  Risk view, excludes balances with central banks, internal risk adjustments and the vast majority of due from banks exposures.    2 The effect of portfolio hedges, such as index credit default swaps (CDS), and loss protection from the subordinated tranches of structured credit protection have not been reflected in this table.

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Investment Bank: distribution of net banking products exposure, across internal UBS ratings and loss given default (LGD) buckets

CHF million, except where indicated			30.6.14						31.3.14
				LGD buckets				Weighted average LGD (%)	Exposure	Weighted average LGD (%)
Internal UBS rating	Moody’s Investors Service mapping	Standard & Poor’s mapping	Exposure	0–25%	26–50%	51–75%	76–100%
Investment grade	Aaa to Baa3	AAA to BBB–	24,928	7,588	10,604	2,432	4,304	46	23,932	45
Sub-investment grade			18,698	10,120	7,005	929	643	25	17,802	28
of which: 6–9	Ba1 to B1	BB+ to B+	11,163	6,346	4,211	382	223	23	11,986	28
of which: 10–12	B2 to Caa	B to CCC	7,437	3,701	2,783	547	406	29	5,660	28
of which: 13 and defaulted	Ca and lower	CC and lower	97	73	11	0	13	22	156	19
Net banking products exposure, after application of credit hedges			43,626	17,708	17,610	3,361	4,947	37	41,734	38

Investment Bank and CC – Non-core and Legacy Portfolio: OTC derivatives exposure1

CHF million	30.6.14	31.3.14
Total exposure, before deduction of credit valuation allowances, provisions and hedges	15,641	15,943
Less: credit valuation adjustments and provisions	(570)	(685)
Less: credit protection bought (credit default swaps, notional)	(816)	(791)
Net exposure after credit valuation adjustments, provisions and hedges	14,255	14,467

1  Net replacement value includes the impact of netting agreements (including cash collateral) in accordance with Swiss federal banking law.

Market risk

The tables on the next page show minimum, maximum, average and period-end value-at-risk (VaR) by business division and Corporate Center and general market risk type. Market risk, measured as 1-day, 95% confidence level management VaR, decreased by CHF 1 million to CHF 11 million as of 30 June 2014, remaining at low levels by historical standards. There were no material changes to our VaR model in the second quarter of 2014 and there were no group backtesting exceptions in the second quarter or in the 12 months preceding the end of the quarter.

Also shown on the next pages are the statistics for regulatory VaR, stressed VaR and incremental risk charge (IRC) for the Group and by business division and Corporate Center, and the Group’s comprehensive risk measure (CRM) used to calculate market risk Basel III RWA.

The higher maximum stressed VaR during the quarter was driven by a significant foreign exchange trade which was substantially de-risked within a short time period. The effect of the activity on stressed VaR was more pronounced than the effects on regulatory VaR and management VaR due to the longer historical data period used for stressed VaR, which includes the significant period of stress during the financial crisis. Stressed VaR for the Corporate Center – Non-core and Legacy Portfolio increased as a result of the execution of a series of risk transfers to substantially exit the correlation trading portfolio market risk, which had provided some natural hedge benefits, and due to position expiries and market movements.

The Group’s CRM decreased significantly by CHF 267 million to CHF 35 million as of 30 June 2014 as a result of the abovementioned risk transfers. Following these risk transfers, certain remaining correlation trading portfolio positions were migrated from CRM to the IRC calculation, in line with the regulatory capital treatment of such positions. This resulted in an increase in diversification benefits and consequential reduction in the IRC for the quarter.

The resulting RWA for each model, and for risks-not-in-VaR, are shown in the table “Basel III RWA by risk type, exposure and reporting segment” in the “Capital management” section of this report.

è

Refer to the “Risk, treasury and capital management” section of our Annual Report 2013 for more information on market risk measures and the derivation of market risk Basel III RWA from the results of the models

Interest rate risk in the banking book

The interest rate sensitivity to a +1-basis-point parallel shift in yield curves was CHF 1.0 million as of 30 June 2014, unchanged compared with 31 March 2014. The decrease in sensitivity to a 100 and 200-basis-point parallel drop in yield curves during the second

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quarter was mainly in US dollar and was primarily caused by the flattening of the US dollar yield curve, which reduced positive gains from negative yield curve shifts for the financial investment available-for-sale portfolio and mortgage whole-loan portfolio in Wealth Management Americas, and caused a slight lengthening of the effective duration of client deposits. Due to the low level of interest rates, downward moves by 100/200 basis points are floored to ensure that the resulting interest rates are not negative. This effect results in nonlinear behavior of the sensitivity, in particular in US dollar when combined with prepayment risk on US mortgages and related products.

è	Refer to “Interest rate risk in the banking book” in the “Risk, treasury and capital management” section of our Annual Report 2013 for more information

Management value-at-risk (1-day, 95% confidence, 5 years of historical data) by business division and

Corporate Center and general market risk type1

	For the quarter ended 30.6.14
CHF million					Equity	Interest rates	Credit spreads	Foreign exchange	Commodities
	Min.				6	7	8	2	2
		Max.			13	10	11	7	3
			Average		8	8	9	4	2
				30.6.14	7	8	8	3	2
Total management VaR, Group	10	17	13	11	Average (per business division and risk type)
Wealth Management	0	0	0	0	0	0	0	0	0
Wealth Management Americas	1	1	1	1	0	1	2	0	0
Retail & Corporate	0	0	0	0	0	0	0	0	0
Global Asset Management	0	0	0	0	0	0	0	0	0
Investment Bank	8	16	11	9	8	6	5	3	2
Corporate Center – Core Functions	3	5	4	4	0	3	0	1	0
Diversification effect2, [3]			(4)	(4)	0	(4)	(2)	0	0
Group, excluding CC – Non-core and Legacy Portfolio	9	17	12	10	8	7	6	4	2
CC – Non-core and Legacy Portfolio	7	10	9	7	2	6	7	1	0
	For the quarter ended 31.3.14
CHF million					Equity	Interest rates	Credit spreads	Foreign exchange	Commodities
	Min.				6	7	9	2	1
		Max.			17	10	12	5	3
			Average		9	8	10	3	2
				31.3.14	7	7	11	5	3
Total management VaR, Group	10	19	13	12	Average (per business division and risk type)
Wealth Management	0	0	0	0	0	0	0	0	0
Wealth Management Americas	1	2	1	1	0	1	2	0	0
Retail & Corporate	0	0	0	0	0	0	0	0	0
Global Asset Management	0	0	0	0	0	0	0	0	0
Investment Bank	9	24	13	9	9	8	5	3	2
Corporate Center – Core Functions	3	5	3	3	0	3	0	1	0
Diversification effect2, [3]			(4)	(3)	0	(5)	(1)	(1)	0
Group, excluding CC – Non-core and Legacy Portfolio	9	23	13	9	9	8	7	3	2
CC – Non-core and Legacy Portfolio	9	11	10	10	2	5	9	1	0

1  Statistics at individual levels may not be summed to deduce the corresponding aggregate figures. The minima and maxima for each level may occur on different days, and likewise the VaR for each business line or risk type, being driven by the extreme loss tail of the corresponding distribution of simulated profits and losses for that business line or risk type, may be driven by different days in the historical time-series, rendering invalid the simple summation of figures to arrive at the aggregate total.    2 Difference between the sum of the standalone VaRs for the business divisions and the “Corporate Center – Core Functions” shown and the VaR for the “Group, excluding CC – Non-core and Legacy Portfolio” as a whole.    3 As the minimum and maximum occur on different days for different business divisions, it is not meaningful to calculate a portfolio diversification effect.

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Regulatory value-at-risk (10-day, 99% confidence, 5 years of historical data) by business division and

Corporate Center and general market risk type1

	For the quarter ended 30.6.14
CHF million					Equity	Interest rates	Credit spreads	Foreign exchange	Commodities
	Min.				25	19	37	9	9
		Max.			50	42	55	45	14
			Average		33	27	43	25	11
				30.6.14	32	22	42	20	12
Total regulatory VaR, Group	37	73	48	43	Average (per business division and risk type)
Wealth Management	0	0	0	0	0	0	0	0	0
Wealth Management Americas	4	7	5	4	0	5	8	0	0
Retail & Corporate	0	0	0	0	0	0	0	0	0
Global Asset Management	0	0	0	0	0	0	0	0	0
Investment Bank	32	74	42	39	33	24	30	22	11
Corporate Center – Core Functions	9	16	12	15	0	12	2	4	0
Diversification effect2, [3]			(15)	(17)	0	(16)	(7)	(3)	0
Group, excluding CC – Non-core and Legacy Portfolio	33	77	44	41	33	24	33	23	11
CC – Non-core and Legacy Portfolio	19	40	30	23	4	17	30	8	0
	For the quarter ended 31.3.14
CHF million					Equity	Interest rates	Credit spreads	Foreign exchange	Commodities
	Min.				25	18	43	4	5
		Max.			45	48	53	43	15
			Average		31	30	47	19	10
				31.3.14	29	23	48	16	13
Total regulatory VaR, Group	35	58	44	39	Average (per business division and risk type)
Wealth Management	0	0	0	0	0	0	0	0	0
Wealth Management Americas	3	11	5	4	0	5	8	0	0
Retail & Corporate	0	0	0	0	0	0	0	0	0
Global Asset Management	0	0	0	0	0	0	0	0	0
Investment Bank	32	60	40	32	31	29	33	14	10
Corporate Center – Core Functions	6	24	11	10	0	11	3	4	0
Diversification effect2, [3]			(15)	(13)	0	(17)	(5)	(3)	0
Group, excluding CC – Non-core and Legacy Portfolio	33	60	41	34	31	28	39	15	10
CC – Non-core and Legacy Portfolio	32	48	38	36	3	15	48	13	0

1  Statistics at individual levels may not be summed to deduce the corresponding aggregate figures. The minima and maxima for each level may occur on different days, and likewise the VaR for each business line or risk type, being driven by the extreme loss tail of the corresponding distribution of simulated profits and losses for that business line or risk type, may be driven by different days in the historical time-series, rendering invalid the simple summation of figures to arrive at the aggregate total.    2 Difference between the sum of the standalone VaRs for the business divisions and the “Corporate Center – Core Functions” shown and the VaR for the “Group, excluding CC – Non-core and Legacy Portfolio” as a whole.    3 As the minimum and maximum occur on different days for different business divisions, it is not meaningful to calculate a portfolio diversification effect.

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Stressed value-at-risk (10-day, 99% confidence, historical data from 1 January 2007 to present) by business division and Corporate Center and general market risk type1

	For the quarter ended 30.6.14
CHF million					Equity	Interest rates	Credit spreads	Foreign exchange	Commodities
	Min.				54	47	79	12	17
		Max.			131	156	137	281	39
			Average		71	92	107	70	28
				30.6.14	73	96	126	60	22
Total stressed VaR, Group	69	240	95	85	Average (per business division and risk type)
Wealth Management	0	0	0	0	0	0	0	0	0
Wealth Management Americas	12	21	15	13	0	7	26	0	0
Retail & Corporate	0	0	0	0	0	0	0	0	0
Global Asset Management	0	0	0	0	0	0	0	0	0
Investment Bank	55	252	86	82	69	56	85	64	28
Corporate Center – Core Functions	31	53	41	44	0	39	6	6	0
Diversification effect2, [3]			(54)	(52)	0	(39)	(16)	(4)	0
Group, excluding CC – Non-core and Legacy Portfolio	55	248	88	87	69	63	101	66	28
CC – Non-core and Legacy Portfolio	60	115	71	89	18	64	59	15	0
	For the quarter ended 31.3.14
CHF million					Equity	Interest rates	Credit spreads	Foreign exchange	Commodities
	Min.				46	34	74	9	9
		Max.			133	126	117	88	37
			Average		56	79	92	47	23
				31.3.14	53	100	89	21	36
Total stressed VaR, Group	63	112	71	72	Average (per business division and risk type)
Wealth Management	0	0	0	0	0	0	0	0	0
Wealth Management Americas	11	22	15	16	0	7	25	0	0
Retail & Corporate	0	0	0	0	0	0	0	0	0
Global Asset Management	0	0	0	0	0	0	0	0	0
Investment Bank	50	142	66	54	55	58	94	37	23
Corporate Center – Core Functions	29	52	40	36	0	36	8	7	0
Diversification effect2, [3]			(58)	(51)	0	(48)	(12)	(5)	0
Group, excluding CC – Non-core and Legacy Portfolio	51	121	63	55	55	53	115	39	23
CC – Non-core and Legacy Portfolio	60	83	66	61	9	63	73	26	0
1  Statistics at individual levels may not be summed to deduce the corresponding aggregate figures. The minima and maxima for each level may occur on different days, and likewise the VaR for each business line or risk type, being driven by the extreme loss tail of the corresponding distribution of simulated profits and losses for that business line or risk type, may be driven by different days in the historical time-series, rendering invalid the simple summation of figures to arrive at the aggregate total.    2 Difference between the sum of the standalone VaRs for the business divisions and the “Corporate Center – Core Functions” shown and the VaR for the “Group, excluding CC – Non-core and Legacy Portfolio” as a whole.    3 As the minimum and maximum occur on different days for different business divisions, it is not meaningful to calculate a portfolio diversification effect.

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Incremental risk charge by business division and Corporate Center

	For the quarter ended 30.6.14				For the quarter ended 31.3.14
CHF million	Min.	Max.	Average	30.6.14	Min.	Max.	Average	31.3.14
Wealth Management
Wealth Management Americas	14	27	19	17	13	23	19	20
Retail & Corporate
Global Asset Management
Investment Bank	145	242	178	217	145	207	178	200
Corporate Center – Core Functions	102	131	119	131	107	136	122	107
Diversification effect1, [2]			(82)	(97)			(88)	(73)
Group, excluding CC – Non-core and Legacy Portfolio	200	298	234	268	199	260	231	253
CC – Non-core and Legacy Portfolio	34	66	49	50	31	73	41	33
Diversification effect2, [3]			(135)	(153)			(106)	(105)
Total incremental risk charge, Group	93	186	148	165	105	195	165	182

1  Difference between the sum of the standalone IRC for the business divisions and the “Corporate Center – Core Functions” shown and the IRC for the “Group, excluding CC – Non-core and Legacy Portfolio” as a whole.    2 As the minimum and maximum occur on different days for different business divisions, it is not meaningful to calculate a portfolio diversification effect.    3 Difference between the sum of the two standalone IRC for “Group, excluding CC – Non-core and Legacy Portfolio” and the “CC – Non-core and Legacy Portfolio” and the IRC for the Group as a whole.

Group: comprehensive risk measure

	For the quarter ended 30.6.14				For the quarter ended 31.3.14
CHF million	Min.	Max.	Average	30.6.14	Min.	Max.	Average	31.3.14
Total comprehensive risk measure, Group	35	303	144	35	302	335	315	302

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Interest rate sensitivity – banking book 1

	30.6.14
CHF million	–200 bps	–100 bps	+1 bp	+100 bps	+200 bps
CHF	(34.5)	(12.6)	0.1	9.6	18.0
EUR	98.7	75.2	(0.7)	(64.3)	(122.3)
GBP	19.4	6.6	0.0	2.9	7.4
USD	229.4	102.2	1.4	135.9	276.3
Other	(3.1)	(11.1)	0.1	11.9	24.6
Total impact on interest rate-sensitive banking book positions	309.9	160.3	1.0	96.1	204.0
of which: Wealth Management Americas	250.9	128.7	0.9	87.9	180.9
of which: Investment Bank	19.9	12.0	(0.1)	(16.4)	(34.5)
of which: Corporate Center – Core Functions	35.3	15.2	0.4	39.9	88.8
of which: CC – Non-core and Legacy Portfolio	7.4	6.7	(0.2)	(15.2)	(30.9)

	31.3.14
CHF million	–200 bps	–100 bps	+1 bp	+100 bps	+200 bps
CHF	(34.1)	(6.6)	0.3	28.3	57.1
EUR	83.7	62.9	(0.5)	(45.5)	(86.2)
GBP	4.3	(4.5)	0.1	6.5	14.5
USD	374.9	170.9	1.1	110.0	245.8
Other	(4.4)	(8.9)	0.0	0.5	1.8
Total impact on interest rate-sensitive banking book positions	424.3	213.8	1.0	99.7	233.0
of which: Wealth Management Americas	402.9	201.7	0.8	76.1	173.6
of which: Investment Bank	11.2	5.7	0.0	(6.8)	(12.5)
of which: Corporate Center – Core Functions	5.3	0.6	0.4	44.4	100.4
of which: CC – Non-core and Legacy Portfolio	4.1	5.4	(0.1)	(11.4)	(23.2)

1  Does not include interest rate sensitivities for credit valuation adjustments on monoline credit protection, US and non-US reference-linked notes. Also not included are the interest rate sensitivities of our inventory of student loan auction rate securities, as from an economic perspective these exposures are not materially affected by parallel shifts in US dollar interest rates, holding other factors constant.

Country risk

We continue to monitor the situation in Ukraine and the possibilities for broader economic contagion, including the potential effects of economic sanctions against Russian persons and entities.

Exposures to selected eurozone countries

Our exposure to peripheral European countries remains limited, but we nevertheless remain watchful regarding the potential broader implications of adverse developments in the eurozone.

è	Refer to “Country risk” in the “Risk, treasury and capital management” section of our Annual Report 2013 for information on our country risk framework and related exposure measures

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Risk and treasury management

Exposures to selected eurozone countries

CHF million	Total		Banking products (loans, guarantees, loan commitments)			Traded products (counterparty risk from derivatives and securities financing) after master net- ting agreements and net of collateral		Trading inventory (securities and potential benefits/ remaining exposure from derivatives)
30.6.14		Net of hedges[1]	Exposure before hedges	Net of hedges[1]	of which: unfunded	Exposure before hedges	Net of hedges	Net long per issuer
France	10,349	9,595	2,539	1,907	547	1,478	1,357	6,332
Sovereign, agencies and central bank	6,040	5,919	63	63		285	163	5,692
Local governments	18	18	7	7		6	6	5
Banks	1,384	1,384	1,038	1,038		286	286	60
Other[2]	2,907	2,275	1,431	799		902	902	575
Netherlands	5,486	4,766	1,479	840	414	706	625	3,301
Sovereign, agencies and central bank	2,727	2,727	1	1		64	64	2,662
Local governments	0	0				0	0	0
Banks	611	611	64	64		390	390	157
Other[2]	2,148	1,428	1,415	775		252	171	481
Italy	2,436	1,784	1,640	992	739	656	652	140
Sovereign, agencies and central bank	133	133	39	39		93	93
Local governments	101	101				99	99	2
Banks	441	441	387	387		25	25	29
Other[2]	1,761	1,109	1,214	566		438	434	109
Spain	2,422	1,982	1,067	667	142	347	306	1,008
Sovereign, agencies and central bank	26	26	20	20				6
Local governments	10	10				4	4	7
Banks	561	561	251	251		250	250	60
Other[2]	1,825	1,384	796	397		94	53	935
Austria	1,696	1,478	70	70	15	329	112	1,296
Sovereign, agencies and central bank	1,312	1,094	18	18		218	0	1,076
Local governments	1	1						1
Banks	352	352	31	31		107	107	214
Other[2]	31	31	21	21		4	4	6
Ireland[3]	753	753	132	132	20	272	272	349
Sovereign, agencies and central bank	4	4				4	4
Local governments
Banks	191	191	89	89		12	12	90
Other[2]	558	558	42	42		256	256	259
Belgium	502	501	115	115	9	72	71	315
Sovereign, agencies and central bank	287	286	4	4		39	39	243
Local governments
Banks	121	121	68	68		24	24	29
Other[2]	93	93	42	42		8	8	43
Portugal	414	292	125	3	1	3	3	286
Sovereign, agencies and central bank	30	30						30
Local governments
Banks	193	193	3	3		3	3	187
Other[2]	191	70	122	0		1	1	69
Greece	54	54	7	7	5	0	0	47
Sovereign, agencies and central bank	18	18						18
Local governments
Banks	6	6	5	5		0	0	1
Other[2]	31	31	2	2		0	0	29
Other[4]	184	184	141	141	9	16	16	27

1  Not deducted from the “Net of hedges” exposures are total allowances and provisions for credit losses of CHF 39 million (of which: Malta CHF 13 million, France CHF 11 million and Austria CHF 9 million).    2  Includes corporates, insurance companies and funds.    3  The majority of the Ireland exposure relates to funds and foreign bank subsidiaries.    4   Represents aggregate exposures to Andorra, Cyprus, Estonia, Latvia, Malta, Monaco, Montenegro, San Marino, Slovakia and Slovenia.

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Risk management and control

Exposure from single-name credit default swaps referencing Greece, Italy, Ireland, Portugal or Spain (GIIPS)

									Net position
	Protection bought						Protection sold		(after application of counterparty master netting agreements)
CHF million			of which: counterparty domiciled in GIIPS country		of which: counterparty domicile is the same as the reference entity domicile
30.6.14	Notional	RV	Notional	RV	Notional	RV	Notional	RV	Buy notional	Sell notional	PRV	NRV
Greece	377	(15)	6	0	0	0	(380)	4	85	(88)	3	(13)
Italy	30,535	(294)	363	(2)	144	(1)	(28,695)	125	6,164	(4,324)	102	(271)
Ireland	3,498	(65)	25	1	0	0	(3,202)	80	1,090	(793)	52	(36)
Portugal	3,969	(50)	148	1	0	0	(3,773)	9	1,247	(1,050)	19	(59)
Spain	12,250	(298)	306	36	115	38	(11,683)	273	3,921	(3,354)	121	(146)
Total	50,629	(722)	848	36	260	38	(47,732)	492	12,507	(9,609)	297	(526)

Operational risk

Integration of the Compliance function with the Operational Risk Control unit progressed during the second quarter and was extended to include a range of major programs focusing on the mitigation of conduct risk. This work will further enhance Risk Control’s ability to control the Group’s primary and consequential risks in a fully integrated way. In acknowledgment of the importance of public trust and consumer and investor protection, we continue to enhance our Conduct Risk Framework, in part leveraging the Operational Risk Framework to promote a culture and set of behaviors that avoid unfairly impacting clients or counterparties.

Over the past months, we have reviewed regional, divisional and central functions across Compliance and Operational Risk Control and defined a single target operating model, whereby primary execution elements are organized on a regional basis that is intended to ensure clear and unambiguous ownership for control and oversight and a clear regulatory point of contact. This structure is underpinned by central functions that provide centers of expertise that are expected to define minimum standards for critical activities.

In a further substantial step to enhance the effectiveness of Compliance and Operational Risk Control, we have initiated a comprehensive review of roles and responsibilities to ensure focus on our core mandate and to ensure a clear delineation between the roles of the first and second lines of defense.

This new structural and organizational set-up, measures to enhance our monitoring and surveillance capability and planned implementation of new data analysis technology, are expected to allow us to more proactively identify, analyze and mitigate risk.

The parameters for our advanced measurement approach model, used for the calculation of the operational risk regulatory capital for the second quarter of 2014, were unchanged.

è

Refer to “Swiss SRB Basel III capital information” in the “Capital management” section of this report for more information on the development of operational risk RWA during the quarter and on the incremental RWA resulting from the supplemental operational risk capital analysis mutually agreed to by UBS and FINMA

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Risk and treasury management

Corporate Center – Non-core and Legacy Portfolio

During the second quarter, Non-core and Legacy Portfolio balance sheet assets declined by CHF 6 billion to CHF 184 billion, mainly reflecting CHF 6 billion lower positive replacement values (PRV) in Non-core.

Risk-weighted assets (RWA) for Non-core and Legacy Portfolio declined by CHF 8 billion to CHF 52 billion, and the Swiss systemically relevant banks (SRB) leverage ratio denominator decreased by CHF 14 billion to CHF 121 billion.

Non-core

Non-core balance sheet assets decreased by CHF 5 billion to CHF 161 billion during the second quarter, mainly due to CHF 6 billion lower PRV from our over-the-counter (OTC) rates and credit derivative exposures that make up the majority of our remaining Non-core portfolios. The main PRV reduction occurred in our rates portfolio due to negotiated bilateral settlements with specific counterparties (unwinds), third-party novations, including transfers to central clearing houses (trade migrations), and agreements to net down trades with other dealer counterparties (trade compressions), partly offset by fair value changes due to interest rate movements. Rates reduction activity continues to be prioritized by comparing exit costs to RWA and capital consumption along with trade complexity in order to maximize shareholder value. Within credit, we executed a series of risk transfers to exit the majority of the correlation trading portfolio, which involved entering into a large number of back-to-back trades to transfer market risk and gave rise to a temporary intra-quarter increase in PRV of approximately CHF 9 billion. Subsequently, we de-recognized a significant portion of these trades from our balance sheet through novations to third parties, thereby transferring credit risk and reducing PRV so they remained in line with the first quarter. These novations are an ongoing process, which will continue to transfer credit risk and further reduce PRV on these trades through the remainder of 2014.

Funded assets decreased by CHF 1 billion to CHF 3 billion. Remaining funded assets largely consist of corporate loans and of bonds held to hedge OTC derivative positions. Funded assets and PRV classified as Level 3 in the fair value hierarchy totaled CHF 3 billion, or 2%, of total Non-core balance sheet assets as of 30 June 2014.

Non-core RWA totaled CHF 24 billion as of 30 June 2014, a decrease of CHF 5 billion compared with 31 March 2014. The

Swiss SRB leverage ratio denominator decreased by CHF 13 billion to CHF 99 billion compared with 31 March 2014.

è	Refer to “Corporate Center – Non-core and Legacy Portfolio” in the “Risk management and control” section of our Annual Report 2013 for more information on Corporate Center – Non-core

Legacy Portfolio

Legacy Portfolio balance sheet assets decreased by CHF 1 billion to CHF 23 billion during the second quarter. There were no individually significant trade reductions but rather a number of smaller position reductions across the collateralized loan obligations (CLO) and reference-linked notes (RLN) portfolios. Funded assets and PRV classified as Level 3 in the fair value hierarchy totaled CHF 3 billion, or 14%, of total Legacy Portfolio balance sheet assets as of 30 June 2014.

Legacy Portfolio RWA totaled CHF 28 billion as of 30 June 2014, a decrease of CHF 3 billion compared with 31 March 2014. The Swiss SRB leverage ratio denominator decreased by CHF 1 billion to CHF 22 billion compared with 31 March 2014.

è	Refer to “Corporate Center – Non-core and Legacy Portfolio” in the “Risk management and control” section of our Annual Report 2013 for more information on Corporate Center – Legacy Portfolio

An overview of the composition of Non-core and Legacy Portfolio is presented on the following pages, including position and RWA information for the second quarter of 2014 and the prior quarter. The groupings of positions by category and the order in which these are listed are not necessarily representative of the magnitude of the risks associated with them, nor do the metrics shown in the tables necessarily represent the risk measures used to manage and control these positions. For example, OTC derivatives trading is largely conducted on a collateralized basis and under bilateral International Swaps and Derivatives Association (ISDA) or ISDA-equivalent master netting agreements, which allow for the close-out and netting of PRV with negative replacement values in the event of default. The funded assets and PRV measures presented are intended to provide additional transparency regarding progress in the execution of our strategy to exit these positions. All positions are affected by market factors outside the control of UBS, for example, by interest rate movements.

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Corporate Center – Non-core and Legacy Portfolio

Composition of Non-core

CHF billion

Exposure category		Description	Changes in 2Q14	RWA [1]		Funded assets[2]		PRV [3]
				30.6.14	31.3.14	30.6.14	31.3.14	30.6.14	31.3.14
Rates	Linear OTC	Primarily vanilla interest rate, inflation, basis, and cross-currency swaps for all major currencies and some emerging markets. Over 95% of gross PRV is collateralized. Approximately 40% of the current gross PRV is due to mature by 2019.	Reduction in RWA due to a decrease in PRV, mainly as a result of trade unwinds, trade compressions, transfers to central clearing houses, partly offset by currency and interest rate movements. Decrease in funded assets due to ongoing reduction of cash positions.	7.8	9.2	0.8	1.0	87.5	93.0
	Non-linear OTC	Vanilla and structured options. Over 95% of gross PRV is collateralized. Non-linear exposures are typically longer dated than linear exposures.	PRV remained in line with prior quarter as reductions from trade unwinds and transfers to central clearing houses were offset by interest rate movements. Decrease in funded assets due to ongoing reduction of cash positions including sale of a structured bond position.	1.8	2.0	0.5	1.1	36.6	36.6
Credit	Structured credit	Tranches of structured credit products, liquid index tranches, credit-linked notes, index and single-name credit default swaps, structured entities and bond-repackaged notes with granular risk characteristics and average remaining maturity of less than 4 years. This portfolio is managed under a correlation trading strategy.	Decrease in RWA resulting from risk transfers to exit the majority of the correlation trading portfolio. Market risk was transferred through back-to-back trades and was followed by novations to de-recognize the trades and transfer the credit risk. The novations will continue through to the end of the year. PRV closed in line with prior quarter with an increase of CHF 9 billion resulting from these back-to-back trades offset by reductions from subsequent novations and, to a lesser extent, market movements.	2.9	5.6	0.4	0.4	12.1	12.1
	Loans	Corporate lending, syndicated loans and asset-based lending.	Decrease in RWA mainly driven by a reduction in undrawn loan commitments.	0.5	0.9	1.0	1.1	0.0	0.0
	Other	Primarily corporate bonds used for hedging OTC derivatives, residual distressed and equity positions.	Decrease in funded assets and RWA due to the consolidation of certain distressed positions in Legacy Portfolio for risk management purposes and ongoing reduction of cash positions.	0.3	0.6	0.1	0.5	0.0	0.1
Other		Exposures to equities, CVA and related hedging activity.	Decrease in PRV due to ongoing CVA hedging activity.	1.3	1.2	0.6	0.4	2.2	2.8
Operational risk		Operational risk RWA allocated to Non-core.	Decrease in RWA mainly due to a lower capital requirement based on the advanced measurement approach (AMA) model output.	8.8	9.2	–	–	–	–
Total				23.5	28.7	3.4	4.6	138.4	144.6

1  Fully applied and phase-in Basel III RWA.    2  Funded assets are defined as total IFRS balance sheet assets less positive replacement values (PRV) and collateral delivered against over-the-counter (OTC) derivatives (CHF 19.4 billion as of 30.6.14 and CHF 17.3 billion as of 31.3.14).    3  Positive replacement values (gross exposure excluding the impact of any counterparty netting).

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Risk and treasury management

Composition of Legacy Portfolio

CHF billion

Exposure category	Description	Changes in 2Q14	RWA [1]		Funded assets [2]		PRV [3]
			30.6.14	31.3.14	30.6.14	31.3.14	30.6.14	31.3.14
Collateralized debt obligations (CDO)	Includes ABS, RMBS, CDO, CMBS and CLO bonds as well as single-name credit default swap (CDS) trades referencing these asset classes.	Reduction in funded assets and RWA due to the sale of certain CLO bond positions.	3.7	4.6	2.0	2.4	0.3	0.4
Reference-linked notes (RLN)	RLN consist of a series of transactions, mainly issued in note form, whereby UBS purchased credit protection on a reference portfolio of fixed income assets, along with related cash bonds held for hedging purposes.	Reduction in funded assets and RWA following the sale of cash bonds used as hedges following the redemption of certain RLN.	2.4	3.1	1.5	1.7	0.5	0.5
Monolines	Primarily CDS protection purchased from monoline insurers to hedge specific positions. The majority of this exposure is hedged via single-name credit default swaps.	Total fair value of CDS protection reduced slightly, as markets tightened for CMBS assets, to below CHF 0.3 billion (of which CHF 0.1 billion from monolines rated BBB and above) after cumulative CVA of CHF 0.1 billion.	2.0	2.0	–	–	0.3	0.3
Real estate assets	Primarily CDS on ABS, ABX and CMBX[4] derivatives positions and CMBS cash bonds.	Reduction in RWA driven by unwinding of derivative positions which are subject to high ratings-related risk weights.	1.1	2.2	0.3	0.4	0.4	0.5
Auction rate securities (ARS) and auction preferred stock (APS)	Portfolio of student loan and municipal ARS as well as APS. 100% of student loan ARS exposures were rated BB– and higher as of 30.6.14, with over 87% of the collateral backed by Federal Family Education Loan Program guaranteed collateral. All APS were rated A and higher as of 30.6.14.	No significant change in ARS and APS funded assets with student loan ARS exposure stable at CHF 0.9 billion.	1.4	1.5	3.7	3.7	–	–
Muni swaps and options	Swaps and options with US state and local governments.	Increase in PRV and RWA due to interest rate movements.	1.0	0.9	–	–	3.4	3.3
Loan to BlackRock fund[5]	Loan to structured entity managed by BlackRock Financial Management Inc.	Outstanding loan balance (including amounts held in escrow) decreased reflecting repayment of principal.	0.2	0.3	2.1	2.2	–	–
Other	Includes a number of smaller positions.	Increase in funded assets driven by consolidation of certain distressed positions from Non-core for risk management purposes. Decrease in RWA primarily due to a reduction in securitization exposures, partly offset by the effect of the abovementioned consolidation. Decrease in PRV from market movements on long-dated credit derivative hedges.	2.3	2.5	3.6	3.5	3.3	3.7
Operational risk	Operational risk RWA allocated to Legacy Portfolio.	Slight increase in RWA primarily due to a higher capital requirement based on the AMA model output.	14.3	14.2	–	–	–	–
Total			28.4	31.3	13.1	14.0	8.2	8.7

1 Fully applied and phase-in Basel III RWA.    2  Funded assets are defined as total IFRS balance sheet assets less positive replacement values (PRV) and collateral delivered against over-the-counter (OTC) derivatives (CHF 1.3 billion as of 30.6.14 and CHF 1.0 billion as of 31.3.14).    3  Positive replacement values (gross exposure excluding the impact of any counterparty netting).    4  Index of CMBS.    5  On 25 July 2014, this loan was fully repaid and associated RWA and funded assets were reduced to zero.

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Balance sheet

Balance sheet

As of 30 June 2014, our balance sheet assets stood at CHF 983 billion, broadly unchanged from 31 March 2014, as continued reductions in positive replacement values, in both Corporate Center – Non-core and Legacy Portfolio and the Investment Bank, and lower cash balances in Corporate Center – Core Functions were offset by increases in trading portfolio assets in the Investment Bank, an increase in due from banks in Corporate Center – Core Functions and increased lending in our wealth management businesses. Funded assets, which represent total assets excluding positive replacement values and collateral delivered against over-the-counter derivatives, increased by CHF 7 billion to CHF 749 billion. Excluding currency effects, funded assets increased by approximately CHF 4 billion.

Assets

Product category view

Positive replacement values (PRV) decreased by CHF 11 billion, mainly reflecting a continued reduction in Non-core and Legacy Portfolio which primarily resulted from a reduction in over-the-counter (OTC) rates derivative exposures due to negotiated bilateral settlements with specific counterparties, third-party novations, including transfers to central clearing houses, and agreements to net down trades with other dealer counterparties, partly offset by fair value changes due to interest rate movements. In addition, PRV were lower in the Investment Bank mainly as foreign exchange contracts matured. Cash and balances with central banks decreased by CHF 10 billion, mainly reflecting a re-balancing of our multi-currency portfolio of unencumbered, high-quality, liquid assets managed centrally by Group Treasury, a majority of which are short-term, from balances with central banks into interbank lending. Collateral trading assets, which consist of reverse repurchase agreements and cash collateral on securities borrowed, declined by CHF 3 billion, primarily reflecting a reduction in Group Treasury in Corporate Center – Core Functions. In addition, financial investments available-for-sale decreased by CHF 1 billion. These decreases were partly offset by an increase in lending assets of CHF 13 billion, primarily resulting from the abovementioned re-balancing of our multi-currency portfolio managed centrally by Group Treasury, combined with increased Lombard and residential mortgage lending in our wealth management businesses. Trading portfolio assets increased by CHF 7 billion, primarily in the Investment Bank, driven by client activity as well as temporary increases related to aged trade settlements. Other assets increased by CHF 5 billion, primarily reflecting an increase in prime brokerage receivables and cash collateral receivables on derivative instruments.

è	Refer to the “Balance sheet” and Notes 10 through 13 in the “Financial information” section of this report for more information

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Risk and treasury management

Total assets and funded assets

	30.6.14					31.3.14
CHF billion	Investment Bank	CC – Core Functions	CC – Non- core and Legacy Portfolio	Other business divisions	UBS	Investment Bank	CC – Core Functions	CC – Non- core and Legacy Portfolio	Other business divisions	UBS
Total IFRS assets	245	231	184	323	983	242	233	190	317	983
Less: positive replacement values	(55)	0	(147)	(3)	(205)	(59)	0	(153)	(3)	(215)
Less: collateral delivered against OTC derivatives[1]	(8)	0	(21)	0	(29)	(7)	0	(18)	0	(26)
Funded assets	182	231	17	320	749	176	233	19	314	742

1 Mainly consists of cash collateral receivables on derivative instruments and reverse repurchase agreements.

Divisional view

Non-core and Legacy Portfolio total assets decreased by CHF 6 billion to CHF 184 billion, primarily as a result of the reduction in PRV, and funded assets decreased by CHF 2 billion to CHF 17 billion, mainly due to reductions in both trading portfolio and lending assets. There were no individually significant trade reductions but rather a number of smaller position reductions across the collateralized loan obligations (CLO) and reference-linked notes (RLN) portfolios. Corporate Center – Core Functions assets decreased by CHF 2 billion to CHF 231 billion, primarily within Group Treasury, mainly reflecting the abovementioned reduction in collateral trading assets. The overall size of our multi-currency portfolio of unencumbered, high-quality, liquid assets managed centrally by Group Treasury was broadly unchanged. Investment Bank total assets increased by CHF 3 billion to CHF 245 billion, and funded assets increased by CHF 6 billion to CHF 182 billion, mainly due to the abovementioned increases in trading portfolio assets, primarily in Equities within Investor Client Services. Wealth

Management and Wealth Management Americas total assets increased by CHF 3 billion and CHF 2 billion to CHF 119 billion and CHF 47 billion, respectively, primarily reflecting higher Lombard and residential mortgage lending. Global Asset Management and Retail & Corporate total assets were broadly unchanged at CHF 14 billion and CHF 143 billion, respectively.

Liabilities

Total liabilities were broadly unchanged at CHF 931 billion. Negative replacement values decreased by CHF 7 billion, largely in line with the abovementioned reduction in PRV. This was partly offset by a CHF 3 billion increase in other liabilities, mainly due to an increase in prime brokerage payables, partially offset by a reduction in cash collateral payables on derivative instruments. In addition, short-term borrowings, which include short-term debt issued and interbank borrowing, increased by CHF 2 billion, primarily reflecting increased net issuances of certificates of deposit. Long-term debt

73

Balance sheet

outstanding, which consists of financial liabilities designated at fair value and long-term debt issued increased by CHF 1 billion, primarily due to the issuance of USD 2.5 billion of low-trigger, loss-absorbing, Basel III-compliant subordinated notes and a EUR 1.0 billion covered bond, partly offset by redemptions and maturities. Customer deposits and collateral trading liabilities were broadly unchanged.

è	Refer to the “Liquidity and funding management” section of this report for more information
è	Refer to the “Balance sheet” and Notes 10 through 14 in the “Financial information” section of this report for more information

Equity

Equity attributable to UBS shareholders increased by CHF 509 million to CHF 49,532 million.

Total comprehensive income attributable to UBS shareholders was CHF 1,183 million, reflecting the net profit attributable to UBS shareholders of CHF 792 million and other comprehensive income (OCI) attributable to UBS shareholders of CHF 390 million

(net of tax). Second quarter OCI included positive OCI related to cash flow hedges and financial investments available-for-sale of CHF 262 million and CHF 16 million, respectively, as well as foreign currency translation gains of CHF 87 million and net gains on defined benefit plans of CHF 26 million.

Share premium decreased by CHF 703 million, mainly reflecting the payment of CHF 938 million to UBS shareholders out of the capital contribution reserve, partly offset by an increase of CHF 231 million related to employee share plans.

è

Refer to the “Statement of changes in equity” in the “Financial information” section, and to “Total comprehensive income attributable to UBS shareholders: 2Q14 vs 1Q14” in the “Group performance” section of this report for more information

Intra-quarter balances

Balance sheet positions disclosed in this section represent quarter-end positions. Intra-quarter balance sheet positions fluctuate in the ordinary course of business and may differ from quarter-end positions.

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Risk and treasury management

Liquidity and funding management

Our liquidity position remained strong during the quarter. We further strengthened our funding profile through the issuance of USD 2.5 billion of low-trigger, loss-absorbing, Basel III-compliant subordinated notes and a EUR 1.0 billion 7-year covered bond.

Strategy and objectives

We manage our liquidity and funding risk with the overall objective of optimizing the value of our business franchise across a broad range of market conditions and in consideration of current and future regulatory constraints. In line with the implementation of our strategy, as our balance sheet assets are reduced, we generate capacity within our liquidity and funding positions. We employ a number of measures to monitor our liquidity and funding positions under normal and stressed conditions. In particular, we use stress scenarios to apply behavioral adjustments to our balance sheet and calibrate the results from these internal stress models with external measures, primarily the evolving regulatory requirements for the liquidity coverage ratio (LCR) and the net stable funding ratio (NSFR).

Liquidity

Our funding diversification and global scope help protect our liquidity position in the event of a crisis. Our contingent funding sources include a large, multi-currency portfolio of unencumbered, high-quality, liquid assets, a majority of which are short term, managed centrally by Group Treasury, as well as available and unutilized liquidity facilities at several major central banks, and contingent reductions of liquid trading portfolio assets. We regularly assess and test all material, known and expected cash flows, as well as the level and availability of high-grade collateral that could be used to raise additional funding if required.

The LCR provides banks with a measurement that helps them to ensure that they hold enough highly liquid assets to survive short-term (30-day) severe general market and firm-specific stress. The NSFR assigns a required stable funding factor to assets (representing the illiquid part of the assets) and assigns all liabilities an available stable funding factor (representing the stability of a liability) in order to ensure that banks are not overly reliant on short-term funding and have sufficient long-term funding for illiquid assets. The Bank for International Settlements (BIS) future minimum regulatory requirement is 100% for both the LCR (as of 2019) and NSFR (as of 2018).

In June 2014, the Swiss Federal Council adopted the revised Liquidity Ordinance and in July 2014 FINMA issued the final version of its revised circular “Liquidity risks – banks.” The revised ordinance and the circular represent the implementation of the Basel III LCR in Switzerland and include some differences compared with the BIS guidance. As a Swiss SRB, we will have to comply with an LCR of 100% as of 1 January 2015.

è	Refer to the “Regulatory and legal developments and financial reporting changes” section of this report for more information

In the interim, our LCR and NSFR ratios are calculated on a pro-forma basis, using current supervisory guidance from FINMA. Our pro-forma ratio calculations will continue to evolve to incorporate any changes in the regulatory requirements as they become more defined and implementable. Furthermore, calculations will be refined as new models and the associated systems are enhanced.

As of 30 June 2014, UBS was in compliance with the existing FINMA liquidity requirements. Our estimated pro-forma NSFR was 105%, down from 107% as of 31 March 2014, due to an increase in required stable funding. Our estimated pro-forma regulatory LCR stood at 117%, an increase from 110% as of 31 March 2014, reflecting decreased projected net cash outflows, as well as an increase in the liquidity asset buffer to CHF 151 billion from CHF 146 billion. For our management LCR we consider, in addition to the liquidity asset buffer, further high-quality and unencumbered contingent funding sources of CHF 54 billion as of 30 June 2014, which primarily consisted of local liquidity reserves and unutilized funding capacity, resulting in a management LCR of 158% as of 30 June 2014. In aggregate, the sources of available liquidity considered for the management LCR represented 27% of our funded balance sheet assets as of 30 June 2014.

è	Refer to the “Regulatory and legal developments” section of our Annual Report 2013 for more information on recent Basel III guidance
è	Refer to the “Treasury management” section of our Annual Report 2013 for more information on the liquidity asset buffer

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Liquidity and funding management

Funding

The percentage contribution of repurchase agreements and securities lending remained at 4.7% (as shown in the “Funding by product and currency” table on the next page). Our overall customer deposits remained at 59% of our total funding sources. Our ratio of customer deposits to outstanding loan balances was 129% compared with 132% as of 31 March 2014.

Our outstanding long-term debt, including structured debt reported as financial liabilities at fair value, increased by CHF 1 billion to CHF 125 billion as of 30 June 2014, remaining at 19% of our funding sources. Excluding structured debt, long-term debt – which comprises both senior and subordinated debt and is presented within Debt issued on the balance sheet – grew by CHF 1 billion to CHF 56 billion as of 30 June 2014. Senior debt comprises both publicly and privately placed notes and bonds, as well as covered bonds and Swiss Pfandbriefe.

During the second quarter of 2014, we continued to raise medium- and long-term funds through medium-term note programs and private placements and through Swiss Pfandbriefe issuances. In April, we issued a EUR 1.0 billion 7-year 1.375% fixed rate covered bond. In addition, in May, we contributed to our targeted loss-absorbing capital through the issuance of USD 2.5 billion of low-trigger, loss-absorbing, Basel III-compliant subordinated notes. These 10-year notes will pay a non-deferrable coupon at a rate of 5.125%. We also had three maturities during the quarter: two public senior unsecured bonds, a EUR 1.0 billion 5-year 5.625% fixed rate note and a EUR 0.5 billion 2-year floating rate note, and a CHF 0.4 billion 10-year subordinated issue. In addition, CHF 0.3 billion of Swiss Pfandbriefe matured during the second quarter. Our short-term interbank deposits (presented as Due to banks on the balance sheet), together with our outstanding short-term debt, represented 5.8% of total funding sources compared with 5.5% as of 31 March 2014.

Pro-forma liquidity coverage ratio (LCR)

CHF billion, except where indicated	30.6.14	31.3.14
Cash outflows	230	239
Cash inflows	100	107
Net cash outflows	129	133
Liquidity asset buffer	151	146
Regulatory LCR (%)	117	110
Additional contingent funding sources[1]	54	56
Management LCR (%)	158	152

1 Additional contingent funding sources including dedicated local liquidity reserves and additional unutilized borrowing capacity.

Pro-forma net stable funding ratio (NSFR)

CHF billion, except where indicated	30.6.14	31.3.14
Available stable funding	358	358
Required stable funding	342	336
NSFR (%)	105	107

Pro-forma liquidity asset buffer

	30.6.14			31.3.14
CHF billion	Level 1	Level 2	Total	Level 1	Level 2	Total
Cash and balances with central banks	76	0	76	86	0	86
Due from banks[1]	9	0	9	2	0	2
Financial investments available-for-sale	22	15	37	23	14	37
of which: government bills/bonds	22	0	22	23	0	23
of which: corporate bonds and municipal bonds, including bonds issued by financial institutions	0	15	15	0	14	14
Reverse repurchase agreements	0	3	3	0	1	1
Central bank pledges[2]	16	10	26	12	10	21
Total	123	28	151	122	24	146

1  Term receivable from central bank.    2  Mainly reflects assets received as collateral under reverse repurchase and securities borrowing arrangements, which are not recognized on the balance sheet, and which have subsequently been pledged to central banks.

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Risk and treasury management

Funding by product and currency

		All currencies		All currencies[1]		CHF[1]		EUR[1]		USD[1]		Others[1]
In CHF billion	30.6.14	31.3.14	30.6.14	31.3.14	30.6.14	31.3.14	30.6.14	31.3.14	30.6.14	31.3.14	30.6.14	31.3.14
Securities lending	12.3	13.4	1.9	2.0	0.4	0.4	0.3	0.4	0.9	1.0	0.3	0.2
Repurchase agreements	18.7	17.7	2.8	2.7	0.0	0.0	1.0	0.5	1.3	1.6	0.5	0.6
Due to banks	13.3	14.1	2.0	2.1	0.4	0.5	0.4	0.2	0.7	0.6	0.6	0.8
Short-term debt issued[2]	25.4	22.4	3.8	3.4	0.1	0.2	0.2	0.2	3.1	2.6	0.4	0.4
Retail savings/deposits	145.5	144.4	21.9	21.9	14.0	13.8	0.9	0.9	7.0	7.1	0.0	0.0
Demand deposits	175.1	176.3	26.4	26.7	8.6	9.0	5.4	5.4	8.8	8.7	3.6	3.6
Fiduciary deposits	19.5	20.3	2.9	3.1	0.0	0.0	0.5	0.6	2.0	2.1	0.4	0.4
Time deposits	48.3	47.8	7.3	7.2	0.8	0.7	0.3	0.3	4.0	3.9	2.2	2.3
Long-term debt issued[3]	124.5	123.1	18.8	18.7	2.8	2.9	5.9	6.1	8.1	7.7	2.0	2.0
Cash collateral payables on derivative instruments	43.7	46.7	6.6	7.1	0.2	0.3	2.8	3.4	2.9	2.6	0.7	0.7
Prime brokerage payables	37.5	34.0	5.6	5.1	0.1	0.1	0.7	0.6	4.0	3.5	0.9	0.9
Total	663.9	660.2	100.0	100.0	27.3	27.9	18.3	18.5	42.8	41.5	11.6	12.0

1  As a percent of total funding sources.    2  Short-term debt issued is comprised of certificates of deposit, commercial paper, acceptances and promissory notes, and other money market paper.    3  Long-term debt issued also includes debt with a remaining time to maturity of less than one year.

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Capital management

Our fully applied common equity tier 1 (CET1) capital ratio1 improved 0.3 percentage points to 13.5% as of 30 June 2014. Fully applied CET1 capital increased by CHF 0.7 billion to CHF 30.6 billion, mainly due to the second quarter net profit. On a phase-in basis, our CET1 capital ratio also increased 0.3 percentage points to 18.2%, mainly due to a CHF 0.7 billion increase in phase-in CET1 capital to CHF 41.9 billion. Risk-weighted assets decreased slightly by CHF 0.1 billion to CHF 226.7 billion on a fully applied basis and were stable at CHF 229.9 billion on a phase-in basis. Our Swiss SRB leverage ratio improved 0.4 percentage points to 4.2% on a fully applied basis and 0.3 percentage points to 5.3% on a phase-in basis. These improvements were both almost entirely due to the issuance of USD 2.5 billion of low-trigger, loss-absorbing, Basel III-compliant tier 2 subordinated notes.

1 Unless otherwise indicated, all information in this section is based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB).

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Risk and treasury management

Swiss SRB Basel III capital framework

As UBS is considered a systemically relevant bank (SRB) under Swiss banking law, we are required to comply on both a Group and UBS AG (Parent Bank) basis with regulations based on the Basel III framework as applicable for Swiss SRB. All our capital disclosures therefore focus on Swiss SRB Basel III capital information. Differences between the Swiss SRB and BIS Basel III capital regulations are outlined in the subsection “Differences between Swiss SRB and BIS Basel III capital.”

Regulatory framework

The Basel III framework came into effect in Switzerland on 1 January 2013 and includes prudential filters for the calculation of capital. These prudential filters consist mainly of capital deductions for deferred tax assets recognized for tax loss carry-forwards and effects related to defined benefit plans. As these filters are being phased in between 2014 and 2018, their effects are gradually factored into our calculations of capital, risk-weighted assets (RWA) and capital ratios on a phase-in basis and are entirely reflected in our capital, RWA and capital ratios on a fully applied basis.

Effective January 2014, we have deducted from our phase-in CET1 capital 20% of deferred tax assets recognized for tax loss carry-forwards as well as 20% of the effects related to defined benefit plans. These consist of: (i) the cumulative difference between IAS 19 (revised) accounting applied under IFRS and fully applied Basel III CET1 calculations versus a pro-forma IAS 19 treatment applied for Basel III CET1 phase-in calculations and (ii) the Swiss defined benefit plan under IAS 19 (revised). In addition, the difference between fully applied and phase-in RWA, related to the adoption of IAS 19 (revised), has been reduced by 20%.

Furthermore, based on current Swiss Financial Market Supervisory Authority (FINMA) regulation, capital instruments which were treated as hybrid tier 1 capital and as tier 2 capital under the Basel 2.5 framework are being phased out under Basel III between 2013 and 2019. On a phase-in basis, our capital and capital ratios include the applicable portion of these capital instruments not yet phased out. Our capital and capital ratios on a fully applied basis do not include these capital instruments.

Capital requirements

In Switzerland, all banks must comply with the Basel III capital framework, as required by the Swiss Capital Adequacy Ordinance and regulations issued by FINMA. UBS, Credit Suisse and Zürcher Kantonalbank are required to comply with specific Swiss SRB rules.

As of 30 June 2014, our total capital requirement was 11.5% of our RWA compared with 11.4% as of 31 March 2014. The requirement as of 30 June 2014 consisted of: (i) base capital of 4.0%

of RWA, (ii) buffer capital of 4.6% of RWA, reflecting a negligible effect of the increase in the countercyclical buffer capital requirement, and (iii) progressive buffer capital of 2.8% of RWA. We satisfied these base and buffer (including the countercyclical buffer) capital requirements through our CET1 capital. High- and low-trigger loss-absorbing capital exceeded the progressive buffer capital requirement.

National regulators can put in place a countercyclical buffer requirement of up to 2.5% of RWA for credit exposures in their jurisdiction. In February 2013, the Swiss Federal Council decided to activate a countercyclical buffer requirement of 1% of RWA for mortgage loans on residential property in Switzerland, effective 30 September 2013. In January 2014, this requirement was increased to 2%, effective 30 June 2014. This increase had only a negligible effect on our CET1 buffer capital requirement.

Our requirement for the progressive buffer is dynamic and depends on our leverage ratio denominator (LRD) and our market share in the loans and deposits business in Switzerland. The progressive buffer requirement for 2019 currently stands at 5.4%, down from the previously disclosed 6.0%, reflecting the reduction in our LRD from 2012 to 2013 as well as updated market share information for 2013 provided by FINMA in July 2014. We expect the requirement on a fully applied basis to reduce further to 4.5%, due to our planned further reduction of the LRD related to the implementation of our strategy and future expected changes in the market share calculation. This would result in a total capital ratio requirement of 17.5% in 2019. Furthermore, banks governed under the Swiss SRB framework are eligible for an additional capital rebate on the progressive buffer, if they take actions that facilitate recovery and resolvability beyond the minimum requirements to ensure the integrity of systemically important functions in the case of impending insolvency. We have announced a series of measures intended to improve our resolvability, including the proposed establishment of a group holding company, establishment of a new banking subsidiary in Switzerland, a revised business and operating model for UBS Limited and the implementation of an intermediate holding company in the US. We anticipate that these measures will allow UBS to qualify for a further reduction in the progressive buffer capital requirement.

è	Refer to “Supplemental information for UBS AG (Parent Bank) and UBS Limited” in the “Financial information” section of this report for more information on capital requirements for UBS AG (Parent Bank)
è	Refer to the “Our strategy” section of our Annual Report 2013 and the “Regulatory and legal developments and financial reporting changes” section of this report for more information on our targets
è	Refer to the “Regulatory and legal developments and financial reporting changes” section of this report for more information on our establishment of a group holding company

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Swiss SRB Basel III available capital versus capital requirements

				Phase-in
	Requirements			Actual information
	Capital ratio (%)		Capital	Capital ratio (%)			Capital						Capital type
CHF million, except where indicated	30.6.14		30.6.14	30.6.14	31.3.14	31.12.13	30.6.14		31.3.14		31.12.13
Base capital	4.0		9,196	4.0	4.0	3.5	9,196		9,195		8,000		CET1
Buffer capital	4.6		10,673	14.2	13.9	15.0	32,661	[1]	31,992	[1]	34,180	[1]	CET1
of which: effect of countercyclical buffer	0.1		327
Progressive buffer	2.8		6,506	4.5	3.5	2.5	10,396	[2]	8,078	[2]	5,665	[2]	LAC
Phase-out capital				1.2	1.3	1.3	2,734		2,957		2,971		Tier 2
Total	11.5	[3]	26,376	23.9	22.7	22.2	54,987		52,222		50,815

1  Swiss SRB Basel III CET1 capital exceeding the base capital requirement is allocated to the buffer capital.    2  During the transition period until end of 2017, high-trigger loss-absorbing capital (LAC) can be included in the progressive buffer.    3  Prior to the implementation of the Basel III framework, FINMA also defined a total capital ratio target for UBS Group of 14.4% which is effective until the Swiss SRB Basel III transitional capital requirement exceeds a total capital ratio of 14.4%.

Swiss SRB Basel III capital information

	Phase-in						Fully applied
CHF million, except where indicated	30.6.14		31.3.14		31.12.13		30.6.14	31.3.14	31.12.13
Tier 1 capital	41,858	[1]	41,187	[1]	42,179	[1]	30,590	29,937	28,908
of which: common equity tier 1 capital	41,858		41,187		42,179		30,590	29,937	28,908
Tier 2 capital	13,130		11,035		8,636		10,396	8,078	5,665
of which: high-trigger loss-absorbing capital	943		951		955		943	951	955
of which: low-trigger loss-absorbing capital	9,453		7,127		4,710		9,453	7,127	4,710
of which: phase-out capital	2,734		2,957		2,971
Total capital	54,987		52,222		50,815		40,987	38,015	34,573
Common equity tier 1 capital ratio (%)	18.2		17.9		18.5		13.5	13.2	12.8
Tier 1 capital ratio (%)	18.2		17.9		18.5		13.5	13.2	12.8
Total capital ratio (%)	23.9		22.7		22.2		18.1	16.8	15.4
Risk-weighted assets	229,908		229,879		228,557		226,736	226,805	225,153

1  Includes additional tier 1 capital in the form of hybrid instruments, which was entirely offset by the required deductions for goodwill.

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Swiss SRB Basel III capital information

Capital information disclosures in this section focus on UBS Group. Capital information for UBS AG (Parent Bank) is included in the “Supplemental information for UBS AG (Parent Bank) and UBS Limited” in the “Financial information” section of this report.

Capital ratios

As of 30 June 2014, our fully applied CET1 capital ratio was 13.5%, an increase of 0.3 percentage points compared with 31 March 2014. On a phase-in basis, our CET1 capital ratio also increased 0.3 percentage points during the quarter to 18.2%.

The increase in both our fully applied and phase-in CET1 capital ratio was mainly attributable to a CHF 0.7 billion increase in both our fully applied and phase-in CET1 capital.

During the second quarter, our fully applied and phase-in total capital ratios increased 1.3 percentage points to 18.1% and 1.2 percentage points to 23.9%, respectively. This was primarily due to the issuance of USD 2.5 billion of low-trigger, loss-absorbing, Basel III-compliant subordinated notes in May 2014, which qualify as tier 2 capital and progressive buffer capital in compliance with Swiss SRB Basel III rules.

è	Refer to the “Our strategy” section of our Annual Report 2013 and the “Regulatory and legal developments and financial reporting changes” section of this report for more information on our targets

Post-stress CET1 capital ratio

In addition to our fully applied CET1 capital ratio target of 13.0%, our commitment to progressive capital returns to shareholders with a payout ratio of at least 50% is also based on our objective of achieving and maintaining a post-stress CET1 capital ratio of at least 10% on a fully applied basis. At the end of the second quarter, our post-stress CET1 capital ratio exceeded this 10% objective.

To calculate our post-stress CET1 capital ratio, we forecast capital one year ahead based on, among other things, internal projections of earnings, expenses and distributions to shareholders. We also forecast one-year developments in RWA. We adjust these forecasts based on assumptions as to how they may change as a result of a severe stress event. We then further deduct from capital the stress loss estimated using our combined stress test

(CST) framework to arrive at the post-stress CET1 capital ratio. Changes to our results, business plans and forecasts, in the assumptions used to reflect the effect of a stress event on our business forecasts or in the results of our CST, could have a material effect on our stress scenario results and on our calculated fully applied post-stress CET1 capital ratio.

Our CST framework relies on various risk exposure measurement methodologies which are predominantly proprietary, on our selection and definition of potential stress scenarios, and on our assumptions regarding estimates of changes in a wide range of macroeconomic variables and certain idiosyncratic events for each of those scenarios. We periodically review these methodologies and assumptions are subject to periodic review and change on a regular basis. Our risk exposure measurement methodologies may change in response to developing market practice and enhancements to our own risk control environment; input parameters for models may change due to changes in positions, market parameters and other factors. Our stress scenarios, the events comprising a scenario and the assumed shocks and market and economic consequences applied in each scenario are subject to periodic review and change. A change in the CST scenario used to calculate the fully applied post-stress CET1 capital ratio, or in the assumptions used in a particular scenario may cause the post-stress CET1 capital ratio to fluctuate materially from period to period.

Our business plans and forecasts are subject to inherent uncertainty, our choice of stress test scenarios and the market and macroeconomic assumptions used in each scenario are based on judgment and assumptions about possible future events, our risk exposure methodologies are subject to inherent limitations, rely on numerous assumptions and rely on data which may have inherent limitations. In particular, certain data is not available on a monthly basis and we may therefore rely on prior month/quarter data as an estimate. All of these factors may result in our post-stress CET1 capital ratio, as calculated using our methodology for any period, being materially higher or lower than the actual effect of a stress scenario.

è	Refer to the “Risk management and control” section of our Annual Report 2013 for more information on our combined stress test framework

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Capital management

Eligible capital

Common equity tier 1 and tier 1 capital

Our CET1 capital mainly comprises share capital, share premium (which primarily consists of additional paid-in capital related to shares issued) and retained earnings. A detailed reconciliation of IFRS equity to CET1 capital is provided in the table “Reconciliation IFRS equity to Swiss SRB Basel III capital” on the following page.

As of 30 June 2014, our phase-in tier 1 capital was equal to our phase-in CET1 capital, as additional tier 1 capital in the form of hybrid capital instruments was entirely offset by required deductions for goodwill. These hybrid tier 1 capital instruments are not eligible as capital under Basel III and are therefore not included in our fully applied tier 1 capital.

During the second quarter of 2014, our fully applied and phase-in CET1 capital both increased by CHF 0.7 billion, to CHF 30.6 billion and CHF 41.9 billion, respectively, mainly due to the second quarter net profit.

The analysis of our second quarter 2014 CET1 capital movement is shown in the table “Swiss SRB Basel III capital movement.”

Tier 2 capital

During the second quarter of 2014, our fully applied tier 2 capital increased by CHF 2.3 billion to CHF 10.4 billion. On a phase-in basis, our tier 2 capital increased by CHF 2.1 billion to CHF 13.1 billion. These increases were both mainly due to the issuance of USD 2.5 billion of low-trigger, loss-absorbing, Basel III-compliant tier 2 subordinated notes, which qualify as tier 2 capital and progressive buffer capital in compliance with Swiss SRB Basel III rules.

As of 30 June 2014, low-trigger loss-absorbing capital accounted for CHF 9.5 billion of tier 2 capital and consisted of one euro-denominated and four US dollar-denominated subordinated notes with a write-down threshold set at a 5% phase-in CET1 capital ratio, after giving effect to the write-down of any high-trigger loss-absorbing capital. Furthermore, our tier 2 capital included high-trigger loss-absorbing capital of CHF 0.9 billion, in the form of awards under our deferred contingent capital plan (DCCP), with a write-down threshold set at a 7% phase-in CET1 capital ratio, or 10% with respect to awards granted to members of the Group Executive Board for the performance year 2013. In addition, our loss-absorbing capital instruments would be written down if FINMA determines that a write-down is necessary to ensure UBS’s viability, or if UBS receives a commitment of governmental support that FINMA determines to be necessary to ensure UBS’s viability.

The remainder of tier 2 capital on a phase-in basis of CHF 2.7 billion consisted of outstanding tier 2 instruments which will be phased out by 2019, based on current FINMA regulation.

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Swiss SRB Basel III capital movement

CHF billion	Phase-in	Fully applied
Common equity tier 1 capital as of 31.3.14	41.2	29.9
Movements during the second quarter of 2014:
Net profit attributable to UBS shareholders	0.8	0.8
Own credit related to financial liabilities designated at fair value and replacement values, net of tax	0.0	0.0
Compensation and own shares-related capital components (including share premium)	0.0	0.0
Defined benefit plans	0.1	(0.1)
Deferred tax assets recognized for tax loss carry-forwards	0.0	0.2
Foreign currency translation effects	0.0	0.0
Other	(0.2)	(0.2)
Total movement	0.7	0.7
Common equity tier 1 capital as of 30.6.14	41.9	30.6
Tier 2 capital as of 31.3.14	11.0	8.1
Movements during the second quarter of 2014:
Increase in low-trigger loss-absorbing capital	2.3	2.3
Other	(0.2)
Total movement	2.1	2.3
Tier 2 capital as of 30.6.14	13.1	10.4
Total capital as of 30.6.14	55.0	41.0
Total capital as of 31.3.14	52.2	38.0

Reconciliation IFRS equity to Swiss SRB Basel III capital

	Phase-in			Fully applied
CHF million	30.6.14	31.3.14	31.12.13	30.6.14	31.3.14	31.12.13
Equity attributable to UBS shareholders	49,532	49,023	48,002	49,532	49,023	48,002
Equity attributable to preferred note holders and non-controlling interests	1,918	1,913	1,935	1,918	1,913	1,935
Total IFRS equity	51,450	50,937	49,936	51,450	50,937	49,936
Equity attributable to preferred note holders and non-controlling interests	(1,918)	(1,913)	(1,935)	(1,918)	(1,913)	(1,935)
Defined benefit plans (before phase-in, as applicable)[1]	2,694	2,611	2,540	(1,672)	(1,500)	(952)
Defined benefit plans, 20% phase-in	(873)	(821)
Deferred tax assets recognized for tax loss carry-forwards (before phase-in, as applicable)[2]				(5,860)	(6,088)	(6,665)
Deferred tax assets recognized for tax loss carry-forwards, 20% phase-in	(1,173)	(1,217)
Goodwill, net of tax, less hybrid capital[3]	(3,037)	(2,998)	(3,044)	(6,124)	(6,088)	(6,157)
Intangible assets, net of tax	(400)	(414)	(435)	(400)	(414)	(435)
Own credit related to financial liabilities designated at fair value and replacement values, net of tax	221	240	304	221	240	304
Unrealized (gains)/losses from cash flow hedges, net of tax	(1,935)	(1,673)	(1,463)	(1,935)	(1,673)	(1,463)
Compensation and own shares-related capital components (not recognized in net profit)	(1,038)	(751)	(1,430)	(1,038)	(751)	(1,430)
Unrealized gains related to financial investments available-for-sale, net of tax	(293)	(304)	(325)	(293)	(304)	(325)
Prudential valuation adjustments	(105)	(98)	(107)	(105)	(98)	(107)
Consolidation scope	(68)	(64)	(55)	(68)	(64)	(55)
Other[4]	(1,668)	(2,347)	(1,806)	(1,668)	(2,347)	(1,806)
Common equity tier 1 capital	41,858	41,187	42,179	30,590	29,937	28,908
Hybrid capital subject to phase-out	3,087	3,089	3,113
Goodwill, net of tax, offset against hybrid capital	(3,087)	(3,089)	(3,113)
Additional tier 1 capital	0	0	0
Tier 1 capital	41,858	41,187	42,179	30,590	29,937	28,908
Tier 2 capital	13,130	11,035	8,636	10,396	8,078	5,665
Total capital	54,987	52,222	50,815	40,987	38,015	34,573
1  Phase-in number net of tax, fully applied number pre-tax.    2  Includes the reversal of deferred tax assets recognized for tax loss carry-forwards (CHF 690 million) related to the cumulative IAS 19R retained earnings implementation effect. It also includes the reversal of CHF 346 million deferred tax liabilities related to the net defined benefit plans and post-employment assets of CHF 1.7 billion for the Swiss plan as of 30 June 2014 which do not count as Basel III capital.    3  Includes goodwill relating to significant investments in financial institutions of CHF 334 million.    4  Includes an accrual for distribution of capital contribution reserves, the net charge for the compensation-related increase in high-trigger loss-absorbing capital and other items.

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Additional capital information

In order to improve the consistency and comparability of regulatory capital instruments disclosures across market participants, BIS and FINMA Basel III Pillar 3 rules require banks to disclose the main features of eligible capital instruments and their terms and conditions. This information is available in the “Bondholder information” section of our Investor Relations website.

è	Refer to “Bondholder information” at www.ubs.com/investors for more information on the capital instruments of UBS Group and UBS AG (Parent Bank)

In order to fulfill BIS and FINMA Basel III Pillar 3 composition of capital disclosure requirements, a full reconciliation of regulatory capital elements to the published IFRS balance sheet will be disclosed in our Basel III Pillar 3 First Half 2014 Report, which will be published by the end of August 2014 on our Investor Relations website.

è	Refer to the “Pillar 3, SEC filings & other disclosures” section under www.ubs.com/investors

The scope of consolidation for the purpose of calculating Group regulatory capital is generally the same as the scope under IFRS and includes subsidiaries directly or indirectly controlled by UBS AG that are active in the banking and finance sector. However, subsidiaries consolidated under IFRS that are active in sectors other than banking and finance are excluded from the regulatory scope of consolidation. More information on the IFRS scope of consolidation as well as the list of significant subsidiaries included in this scope as of 31 December 2013 are available in the “Financial information” section of our Annual Report 2013. Details as of 30 June 2014 on entities which are treated differently under the regulatory and the IFRS scope of consolidation will be disclosed in our Basel III Pillar 3 First Half 2014 Report.

è

Refer to “Note 1 Summary of significant accounting policies,” and “Note 30 Interests in subsidiaries and other entities” in the “Financial information” section of our Annual Report 2013 for more information

We have estimated the loss in capital that we could incur as a result of the risks associated with the matters described in “Note 14 Provisions and contingent liabilities” to our consolidated financial statements. We have utilized for this purpose the advanced measurement approach (AMA) methodology that we use when determining the capital requirements associated with operational risks, based on a 99.9% confidence level over a 12-month horizon. The methodology takes into consideration UBS and industry experience for the AMA operational risk categories to which those matters correspond, as well as the external environment affecting risks of these types, in isolation from other areas. On this standalone basis, we estimate the loss in capital that we could incur over a 12-month period as a result of our risks associated with these operational risk categories at CHF 3.1 billion as of 30 June 2014. Because this estimate is based upon historical data for the relevant risk categories, it does not constitute a subjective assessment of UBS’s actual exposures in those matters and does not take into account any provisions recognized for those matters. For this reason, and because some of those matters are not expected to be resolved within the next 12 months, any possible losses that we may incur with respect to those matters may be materially more or materially less than this estimated amount.

è	Refer to “Note 14 Provisions and contingent liabilities” in the “Financial information” section of this report for more information

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Differences between Swiss SRB and BIS Basel III capital

Our Swiss SRB Basel III and BIS Basel III capital have the same basis of calculation, on both a fully applied and phase-in basis, except for two specific items. Firstly, the amount of our high-trigger loss-absorbing capital, in the form of awards under our deferred contingent capital plan (DCCP), is higher by

CHF 278 million as reported under Swiss SRB as of 30 June 2014 as a result of differing regulatory treatment than under BIS Basel III. Secondly, a portion of unrealized gains on financial investments available-for-sale, totaling CHF 59 million as of 30 June 2014, is recognized as tier 2 capital under BIS Basel III, but not under Swiss SRB regulations.

Differences between Swiss SRB and BIS Basel III capital information

As of 30.6.14	Phase-in			Fully applied
CHF million, except where indicated	Swiss SRB	BIS	Differences Swiss SRB versus BIS	Swiss SRB	BIS	Differences Swiss SRB versus BIS
Tier 1 capital	41,858	41,858	0	30,590	30,590	0
of which: common equity tier 1 capital	41,858	41,858	0	30,590	30,590	0
Tier 2 capital	13,130	12,911	219	10,396	10,177	219
of which: high-trigger loss-absorbing capital	943	665	278	943	665	278
of which: low-trigger loss-absorbing capital	9,453	9,453	0	9,453	9,453	0
of which: phase-out capital and other tier 2 capital	2,734	2,792	(59)		59	(59)
Total capital	54,987	54,768	219	40,987	40,768	219
Common equity tier 1 capital ratio (%)	18.2	18.2	0.0	13.5	13.5	0.0
Tier 1 capital ratio (%)	18.2	18.2	0.0	13.5	13.5	0.0
Total capital ratio (%)	23.9	23.8	0.1	18.1	18.0	0.1
Risk-weighted assets	229,908	229,908	0	226,736	226,736	0

Risk-weighted assets

Our risk-weighted assets (RWA) under BIS Basel III are the same as under Swiss SRB Basel III. RWA on a fully applied basis are the same as on a phase-in basis, except for differences related to the adoption of IAS 19 (revised) Employee Benefits, which are phased in between 2014 and 2018. On a fully applied basis, net defined benefit-related assets/liabilities are determined in accordance with IAS 19 (revised), and any net defined benefit asset that is recognized is deducted from CET1 capital rather than being risk-weighted. On a phase-in basis, defined benefit-related assets/liabilities are determined in accordance with the previous IAS 19 requirements (“corridor method”), and any defined benefit-related asset that is recognized is risk-weighted at 100%.

Detailed information on RWA as of 30 June 2014 and 31 March 2014 as well as any variances are presented in the tables “Basel III risk-weighted assets by risk type, exposure and reporting segment” on the following pages. Phase-in RWA were stable at CHF 229.9 billion in the second quarter of 2014. Market risk RWA decreased by CHF 2.3 billion, which was entirely offset by a CHF 1.4 billion increase in operational risk RWA, a CHF 0.5 billion increase in credit risk RWA and a CHF 0.4 billion increase in non-counterparty-related risk RWA. On a fully applied basis, RWA decreased slightly by CHF 0.1 billion to CHF 226.7 billion.

è	Refer to the discussions of “Corporate Center – Non-core and Legacy Portfolio” in the “Risk and treasury management” section of this report for more information on risk-weighted assets

Credit risk

Phase-in credit risk RWA increased by CHF 0.5 billion to CHF 120.5 billion as of 30 June 2014 compared with CHF 120.0 billion as of 31 March 2014. Credit risk RWA increased by CHF 3.8 billion in the Investment Bank and by CHF 1.1 billion in Corporate Center – Core Functions, which was partly offset by reductions of CHF 4.1 billion in Corporate Center – Non-core and Legacy Portfolio and CHF 0.6 billion in Retail & Corporate.

The increase of CHF 3.8 billion in the Investment Bank was mainly due to a CHF 2.7 billion increase related to exposures to Corporates which was primarily driven by temporarily higher RWA arising from aged trade settlements and from an increase in originated commercial real estate loans in advance of securitization. A methodology change relating to the add-on agreed with FINMA for the probability of default calibration level on managed funds contributed to an increase of CHF 0.5 billion.

The increase of CHF 1.1 billion in Corporate Center – Core Functions was mainly due to a CHF 0.7 billion increase related to exposures to Banks, primarily due to book size increases in nostro accounts.

The decrease of CHF 4.1 billion in Corporate Center – Non-core and Legacy Portfolio was mainly due to the sale of securitization exposures in the banking book and lower RWA for credit valuation adjustments (CVA), resulting in a CHF 3.7 billion reduction in the exposure segment Other.

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Capital management

Non-counterparty-related risk

Phase-in non-counterparty-related risk RWA increased slightly by CHF 0.4 billion to CHF 13.4 billion, mainly as a result of an increase in deferred tax assets arising from temporary differences.

Market risk

Phase-in market risk RWA decreased by CHF 2.3 billion to CHF 13.2 billion, mainly due to the exit of the majority of the correlation trading portfolio in Corporate Center – Non-core which reduced the comprehensive risk measure-related RWA by CHF 2.4 billion. RWA related to securitizations/re-securitizations in the trading book decreased by CHF 1.1 billion due to exposure reductions in our Legacy Portfolio. These decreases were partly offset by a CHF 0.9 billion increase in stressed value-at-risk, mainly in the Investment Bank.

è	Refer to the “Risk management and control” section of this report for more information on market risk developments
è	Refer to the “Risk management and control” section of our Annual Report 2013 for more information on the comprehensive risk measure

Operational risk

Phase-in operational risk RWA increased by CHF 1.4 billion to CHF 82.8 billion as of 30 June 2014. Incremental operational risk RWA based on the supplemental operational risk capital analysis mutually agreed to by UBS and FINMA increased by CHF 1.3 billion to CHF 25.8 billion as of 30 June 2014.

è

Refer to the “Regulatory and legal developments” section of our Annual Report 2013 for more information on the incremental RWA resulting from the supplemental operational risk capital analysis mutually agreed to by UBS and FINMA

Sensitivity to currency movements

The majority of our capital and a significant portion of our RWA are denominated in Swiss francs, but we also hold RWA and some eligible capital in other currencies, primarily US dollars, euros and British pounds. A significant depreciation of the Swiss franc against these currencies can adversely affect our key ratios, and Group Treasury is mandated with the task of minimizing such effects.

If the Swiss franc depreciates against other currencies, consolidated RWA increase relative to our capital, and vice versa. The Group Asset and Liability Management Committee, a committee of the UBS Group Executive Board, can adjust the currency mix in capital, within limits set by the Board of Directors, to balance the effect of foreign exchange movements on the fully applied CET1 capital and capital ratio. Limits are in place for the sensitivity of both CET1 capital and capital ratio to a ±10% change in the value of the Swiss franc against other currencies. As of 30 June 2014, we estimate that a 10% depreciation of the Swiss franc against other currencies would increase CET1 capital by CHF 1,064 million (31 March 2014: CHF 990 million) and would decrease the CET1 capital ratio by 15 basis points (31 March 2014: 19 basis points). Conversely, we estimate that a 10% appreciation of the Swiss franc against other currencies would decrease CET1 capital by CHF 962 million (31 March 2014: CHF 896 million) and would increase the CET1 capital ratio by 14 basis points (31 March 2014: 18 basis points).

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Risk and treasury management

Basel III risk-weighted assets by risk type, exposure and reporting segment

	30.6.14
CHF billion	Wealth Management	Wealth Management Americas	Retail & Corporate	Global Asset Management	Investment Bank	CC – Core Functions	CC – Non-core and Legacy Portfolio	Total RWA	Total capital requirement[1]
Credit risk	12.2	8.3	31.5	2.4	37.4	6.9	21.8	120.5	13.8
Advanced IRB approach	8.2	2.6	29.0	1.3	32.2	4.3	15.8	93.5	10.7
Sovereigns[2]	0.0	0.0	0.1	0.0	1.1	0.3	0.2	1.7	0.2
Banks[2]	0.2	0.0	1.4	0.0	6.1	1.6	1.8	11.1	1.3
Corporates[2]	0.4	0.2	14.4	0.0	17.6	1.9	3.4	37.8	4.3
Retail	7.1	2.3	12.2	0.0	0.1	0.0	0.0	21.7	2.5
Other[3]	0.6	0.1	0.9	1.3	7.3	0.5	10.5	21.3	2.4
Standardized approach	3.9	5.7	2.5	1.1	5.3	2.5	6.0	27.0	3.1
Sovereigns	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.2	0.0
Banks	0.2	0.8	0.1	0.1	0.0	0.7	0.2	2.1	0.2
Corporates	1.5	3.1	1.7	1.0	2.9	3.4	2.1	15.7	1.8
Central counterparties[2]	0.0	0.0	0.0	0.0	1.2	0.7	0.1	1.9	0.2
Retail	1.9	1.7	0.1	0.0	0.0	0.0	0.0	3.6	0.4
Other[3]	0.2	0.1	0.7	0.0	1.1	(2.2)	3.5	3.5	0.4
Non-counterparty-related risk	0.2	0.0	0.1	0.0	0.1	13.0	0.0	13.4	1.5
Market risk	0.0	1.0	0.0	0.0	9.2	(3.9)[4]	6.9	13.2	1.5
Value-at-risk (VaR)	0.0	0.2	0.0	0.0	1.6	(0.8)	0.9	1.8	0.2
Stressed value-at-risk (SVaR)	0.0	0.6	0.0	0.0	3.3	(2.1)	1.9	3.6	0.4
Add-on for risks-not-in-VaR	0.0	0.0	0.0	0.0	1.3	0.1	0.8	2.2	0.3
Incremental risk charge (IRC)	0.0	0.2	0.0	0.0	2.7	(1.1)	0.3	2.1	0.2
Comprehensive risk measure (CRM)	0.0	0.0	0.0	0.0	0.0	0.0	1.6	1.6	0.2
Securitization/re-securitization in the trading book	0.0	0.0	0.0	0.0	0.3	0.0	1.6	1.9	0.2
Operational risk	10.2	15.7	1.4	1.1	21.5	9.6	23.1	82.8	9.5
of which: incremental RWA[5]	3.2	4.9	0.4	0.4	6.7	3.0	7.2	25.8	3.0
Total RWA, phase-in	22.6	25.0	33.0	3.6	68.3	25.6	51.9	229.9	26.4
Phase-out items	0.5	0.1	1.4	0.1	0.3	0.8	0.0	3.2
Total RWA, fully applied	22.1	24.8	31.5	3.5	68.0	24.8	51.9	226.7

1  Calculated based on our Swiss SRB Basel III total capital requirement of 11.5% of RWA.    2  Includes stressed expected positive exposures.    3  Includes securitization/re-securitization exposures in the banking book, equity exposures in the banking book according to the simple risk weight method, credit valuation adjustments, settlement risk and business transfers.    4  Corporate Center – Core Functions market risk RWA were negative as this included the effect of portfolio diversification across businesses.    5   Incremental RWA reflect the effect of the supplemental operational risk capital analysis mutually agreed to by UBS and FINMA.

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Capital management

Basel III risk-weighted assets by risk type, exposure and reporting segment (continued)

	31.3.14
CHF billion	Wealth Management	Wealth Management Americas	Retail & Corporate	Global Asset Management	Investment Bank	CC – Core Functions	CC – Non-core and Legacy Portfolio	Total RWA	Total capital requirement[1]
Credit risk	12.0	8.1	32.1	2.4	33.6	5.8	25.9	120.0	13.7
Advanced IRB approach	8.3	2.4	29.7	1.4	28.5	4.4	20.4	95.0	10.8
Sovereigns[2]	0.0	0.0	0.1	0.0	1.0	0.5	0.2	1.7	0.2
Banks[2]	0.2	0.0	1.4	0.0	5.8	1.1	2.2	10.8	1.2
Corporates[2]	0.6	0.0	14.9	0.0	15.8	2.3	3.7	37.3	4.3
Retail	7.0	2.2	12.4	0.0	0.1	0.0	0.0	21.7	2.5
Other[3]	0.6	0.1	0.9	1.4	5.8	0.5	14.2	23.6	2.7
Standardized approach	3.8	5.7	2.5	1.0	5.2	1.3	5.5	25.0	2.9
Sovereigns	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.2	0.0
Banks	0.2	0.7	0.1	0.1	0.2	0.4	0.3	1.9	0.2
Corporates	1.5	3.2	1.7	0.9	2.0	2.8	1.6	13.8	1.6
Central counterparties[2]	0.0	0.0	0.0	0.0	1.2	0.7	0.1	1.9	0.2
Retail	1.8	1.6	0.1	0.0	0.0	0.0	0.0	3.5	0.4
Other[3]	0.2	0.1	0.6	0.0	1.7	(2.5)	3.5	3.7	0.4
Non-counterparty-related risk	0.2	0.0	0.1	0.0	0.1	12.6	0.0	13.0	1.5
Market risk	0.0	1.0	0.0	0.0	7.8	(4.0)[4]	10.7	15.5	1.8
Value-at-risk (VaR)	0.0	0.2	0.0	0.0	1.5	(1.3)	1.3	1.6	0.2
Stressed value-at-risk (SVaR)	0.0	0.6	0.0	0.0	2.5	(2.1)	1.7	2.7	0.3
Add-on for risks-not-in-VaR	0.0	0.0	0.0	0.0	1.0	0.1	0.8	1.9	0.2
Incremental risk charge (IRC)	0.0	0.2	0.0	0.0	2.5	(0.7)	0.2	2.3	0.3
Comprehensive risk measure (CRM)	0.0	0.0	0.0	0.0	0.0	0.0	3.9	4.0	0.5
Securitization/re-securitization in the trading book	0.0	0.0	0.0	0.0	0.3	0.0	2.8	3.0	0.3
Operational risk	9.5	15.4	1.4	1.1	20.9	9.4	23.5	81.4	9.3
of which: incremental RWA[5]	2.9	4.6	0.4	0.3	6.3	2.8	7.1	24.5	2.8
Total RWA, phase-in	21.8	24.6	33.6	3.6	62.5	23.8	60.1	229.9	26.2
Phase-out items	0.4	0.1	1.4	0.1	0.3	0.8	0.0	3.1
Total RWA, fully applied	21.4	24.4	32.2	3.5	62.2	23.0	60.1	226.8

1  Calculated based on our Swiss SRB Basel III total capital requirement of 11.4% of RWA.    2  Includes stressed expected positive exposures.    3  Includes securitization/re-securitization exposures in the banking book, equity exposures in the banking book according to the simple risk weight method, credit valuation adjustments, settlement risk and business transfers.    4   Corporate Center – Core Functions market risk RWA were negative as this included the effect of portfolio diversification across businesses.    5  Incremental RWA reflect the effect of the supplemental operational risk capital analysis mutually agreed to by UBS and FINMA.

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Risk and treasury management

Basel III risk-weighted assets by risk type, exposure and reporting segment (continued)

	30.6.14 vs. 31.3.14
CHF billion	Wealth Management	Wealth Management Americas	Retail & Corporate	Global Asset Management	Investment Bank	CC – Core Functions	CC – Non-core and Legacy Portfolio	Total RWA
Credit risk	0.2	0.2	(0.6)	0.0	3.8	1.1	(4.1)	0.5
Advanced IRB approach	(0.1)	0.2	(0.7)	(0.1)	3.7	(0.1)	(4.6)	(1.5)
Sovereigns	0.0	0.0	0.0	0.0	0.1	(0.2)	0.0	0.0
Banks	0.0	0.0	0.0	0.0	0.3	0.5	(0.4)	0.3
Corporates	(0.2)	0.2	(0.5)	0.0	1.8	(0.4)	(0.3)	0.5
Retail	0.1	0.1	(0.2)	0.0	0.0	0.0	0.0	0.0
Other	0.0	0.0	0.0	(0.1)	1.5	0.0	(3.7)	(2.3)
Standardized approach	0.1	0.0	0.0	0.1	0.1	1.2	0.5	2.0
Sovereigns	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Banks	0.0	0.1	0.0	0.0	(0.2)	0.3	(0.1)	0.2
Corporates	0.0	(0.1)	0.0	0.1	0.9	0.6	0.5	1.9
Central counterparties	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Retail	0.1	0.1	0.0	0.0	0.0	0.0	0.0	0.1
Other	0.0	0.0	0.1	0.0	(0.6)	0.3	0.0	(0.2)
Non-counterparty-related risk	0.0	0.0	0.0	0.0	0.0	0.4	0.0	0.4
Market risk	0.0	0.0	0.0	0.0	1.4	0.1	(3.8)	(2.3)
Value-at-risk (VaR)	0.0	0.0	0.0	0.0	0.1	0.5	(0.4)	0.2
Stressed value-at-risk (SVaR)	0.0	0.0	0.0	0.0	0.8	0.0	0.2	0.9
Add-on for risks-not-in-VaR	0.0	0.0	0.0	0.0	0.3	0.0	0.0	0.3
Incremental risk charge (IRC)	0.0	0.0	0.0	0.0	0.2	(0.4)	0.1	(0.2)
Comprehensive risk measure (CRM)	0.0	0.0	0.0	0.0	0.0	0.0	(2.3)	(2.4)
Securitization/re-securitization in the trading book	0.0	0.0	0.0	0.0	0.0	0.0	(1.2)	(1.1)
Operational risk	0.7	0.3	0.0	0.0	0.6	0.2	(0.4)	1.4
of which: incremental RWA	0.3	0.3	0.0	0.1	0.4	0.2	0.1	1.3
Total RWA, phase-in	0.8	0.4	(0.6)	0.0	5.8	1.8	(8.2)	0.0
Phase-out items	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.1
Total RWA, fully applied	0.7	0.4	(0.7)	0.0	5.8	1.8	(8.2)	(0.1)

89

Capital management

Swiss SRB leverage ratio

Swiss SRB leverage ratio requirements

The Swiss SRB leverage ratio is calculated by dividing the sum of period-end CET1 capital and loss-absorbing capital by the three-month average total adjusted exposure (“leverage ratio denominator”) which consists of IFRS on-balance sheet assets and off-balance sheet items, based on the regulatory scope of consolidation and adjusted for netting of securities financing transactions and derivatives and other items.

The table “Swiss SRB leverage ratio requirements” shows our total leverage ratio requirement, as well as the requirements by capital components and our actual leverage ratio information. As of 30 June 2014, our CET1 capital covered the leverage ratio requirements for the base and buffer capital components, while our high- and low-trigger loss-absorbing capital satisfied our leverage ratio requirement for the progressive buffer component.

The Swiss SRB leverage ratio requirement is equal to 24% of the total capital ratio requirement (excluding the countercyclical buffer requirement). As of 30 June 2014, the effective total leverage ratio requirement was 2.7%, resulting from multiplying the total capital ratio requirement (excluding the countercyclical buffer requirement) of 11.3% by 24%.

In June 2014, FINMA opened a consultation on its new draft circular “Leverage ratio – banks,” covering the calculation rules for the leverage ratio in Switzerland. For Swiss SRB, the new circular revises the way the leverage ratio denominator (LRD) is calculated in order to align it with Bank for International Settlements (BIS) rules issued in January 2014. This change will become effective as of 1 January 2015, with a one-year transition period under which the current Swiss SRB definition may still be used. Our current expectation is that, post-optimization, the resulting increase in the LRD will not be significant. The new FINMA circular does not define the minimum requirements for the leverage ratio.

è	Refer to the “Regulatory and legal developments and financial reporting changes” section of this report for more information related to FINMA circulars and our new LRD target by 2016

90

Risk and treasury management

Swiss SRB leverage ratio requirements

			Phase-in
	Requirements		Actual information
	Swiss SRB leverage ratio (%)[1]	Swiss SRB leverage ratio capital	Swiss SRB leverage ratio (%)			Available Swiss SRB Basel III capital						Capital type
CHF million, except where indicated	30.6.14	30.6.14	30.6.14	31.3.14	31.12.13	30.6.14		31.3.14		31.12.13
Base capital	1.0	9,471	1.0	1.0	0.8	9,471		9,542		8,634		CET1
Buffer capital	1.1	10,655	3.3	3.2	3.3	32,387	[2]	31,645	[2]	33,545	[2]	CET1
Progressive buffer	0.7	6,701	1.1	0.8	0.6	10,396	[3]	8,078	[3]	5,665	[3]	LAC
Total	2.7	26,827	5.3	5.0	4.7	52,254		49,265		47,844

1  Requirements for base capital (24% of 4%), buffer capital (24% of 4.5%) and progressive buffer capital (24% of 2.8%).    2  Swiss SRB Basel III CET1 exceeding the base capital requirements is allocated to the buffer capital.    3  During the transition period until end of 2017, high-trigger loss-absorbing capital can be included in the progressive buffer.

Developments during the second quarter of 2014

As of 30 June 2014, our fully applied total Swiss SRB leverage ratio was 4.2%, an increase of 0.4 percentage points compared with 31 March 2014. On a phase-in basis, our total Swiss SRB leverage ratio was 5.3%, an increase of 0.3 percentage points compared with 31 March 2014. Both these improvements were almost entirely due to the aforementioned increase in low-trigger, loss-absorbing capital.

The leverage ratio denominator (LRD) decreased by CHF 7.4 billion to CHF 986.6 billion on a phase-in basis. Average on-balance sheet assets declined by CHF 10.9 billion, primarily following reductions in positive replacement values and, to a lesser extent, in financial investments available-for-sale and collateral trading assets, partly offset by increases in lending assets and trading portfolio assets. Off-balance sheet items, consisting of loan commitments, underwriting commitments and guarantees, decreased by CHF 3.6 billion to CHF 91 billion. As a result of the reduction in on-balance sheet replacement values, both netting of derivative exposures and the current exposure method add-on declined, resulting in a CHF 6.5 billion net increase in LRD. The decrease in our LRD was mainly attributable to exposure reductions of CHF 13.5 billion in Corporate Center – Non-core and Legacy Portfolio and CHF 5.6 billion in Corporate Center – Core Functions, partly offset by exposure increases of CHF 11.7 billion, mainly in the Investment Bank and Wealth Management.

è	Refer to the “Risk management and control” section of this report for more information on exposures held in Corporate Center – Non-core and Legacy Portfolio
è	Refer to the “Balance sheet” section of this report for more information on balance sheet movements

91

Capital management

Swiss SRB leverage ratio

CHF million, except where indicated	Average 2Q14	Average 1Q14	Average 4Q13
Total on-balance sheet assets[1]	977,185	988,093	1,017,335
Netting of securities financing transactions	(5,672)	(5,482)	(1,537)
Netting of derivative exposures	(162,181)	(177,317)	(196,992)
Current exposure method (CEM) add-on for derivative exposures	79,428	88,082	105,352
Off-balance sheet items	91,042	94,611	96,256
of which: commitments and guarantees – unconditionally cancellable (10%)	18,497	19,645	21,538
of which: commitments and guarantees – other than unconditionally cancellable (100%)	72,545	74,967	74,719
Assets of entities consolidated under IFRS but not in regulatory scope of consolidation	18,510	17,735	17,878
Items deducted from tier 1, phase-in (at period-end)	(11,735)	(11,751)	(10,428)
Total adjusted exposure (“leverage ratio denominator”), phase-in2	986,577	993,970	1,027,864
Additional items deducted from tier 1, fully applied (at period-end)	(6,025)	(6,071)	(7,617)
Total adjusted exposure (“leverage ratio denominator”), fully applied[2]	980,552	987,899	1,020,247

	As of
	30.6.14	31.3.14	31.12.13
Common equity tier 1 capital (phase-in)	41,858	41,187	42,179
Loss-absorbing capital	10,396	8,078	5,665
Common equity tier 1 capital including loss-absorbing capital	52,254	49,265	47,844
Swiss SRB leverage ratio phase-in (%)	5.3	5.0	4.7

	As of
	30.6.14	31.3.14	31.12.13
Common equity tier 1 capital (fully applied)	30,590	29,937	28,908
Loss-absorbing capital	10,396	8,078	5,665
Common equity tier 1 capital including loss-absorbing capital	40,987	38,015	34,573
Swiss SRB leverage ratio fully applied (%)	4.2	3.8	3.4

1  Represent assets recognized on the balance sheet in accordance with IFRS measurement principles, but based on the regulatory scope of consolidation. Refer to the “Supplemental disclosures required under Basel III Pillar 3 regulations” section of our Annual Report 2013 for more information on the regulatory scope of consolidation.    2  In accordance with current Swiss SRB leverage ratio requirements, the leverage ratio denominator excludes forward starting repos, securities lending indemnifications and CEM add-ons for exchange-traded derivatives (ETD), both proprietary and agency transactions, and for OTC derivatives with a qualifying central counterparty.

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Risk and treasury management

Swiss SRB leverage ratio denominator by reporting segment

	Average 2Q14
CHF billion	Wealth Management	Wealth Management Americas	Retail & Corporate	Global Asset Management	Investment Bank	CC – Core Functions	CC – Non-core and Legacy Portfolio	Total LRD
Total on-balance sheet assets[1]	111.7	46.4	142.9	3.4	245.3	238.2	189.3	977.2
Netting of securities financing transactions	0.0	0.0	0.0	0.0	(1.9)	(3.7)	0.0	(5.7)
Netting of derivative exposures	(0.1)	0.0	(0.2)	0.0	(40.7)	(0.0)	(121.3)	(162.2)
Current exposure method (CEM) add-on for derivative exposures	1.1	0.0	1.1	0.0	31.5	0.0	45.6	79.4
Off-balance sheet items	9.9	9.8	21.0	0.0	43.1	0.0	7.2	91.0
of which: commitments and guarantees – unconditionally cancellable (10%)	5.7	8.7	3.9	0.0	0.2	0.0	0.0	18.5
of which: commitments and guarantees – other than unconditionally cancellable (100%)	4.3	1.2	17.1	0.0	42.9	0.0	7.1	72.5
Assets of entities consolidated under IFRS but not in regulatory scope of consolidation	6.3	0.2	0.0	10.7	0.9	0.3	0.0	18.5
Items deducted from tier 1, phase-in (at period-end)						(11.7)		(11.7)
Total adjusted exposure (“leverage ratio denominator”), phase-in2	129.0	56.5	164.8	14.2	278.2	223.2	120.8	986.6
Additional items deducted from tier 1, fully applied (at period-end)						(6.0)		(6.0)
Total adjusted exposure (“leverage ratio denominator”), fully applied[2]	129.0	56.5	164.8	14.2	278.2	217.1	120.8	980.6

[1]  Represent assets recognized on the balance sheet in accordance with IFRS measurement principles, but based on the regulatory scope of consolidation. Refer to the “Supplemental disclosures required under Basel III Pillar 3 regulations” section of our Annual Report 2013 for more information on the regulatory scope of consolidation.    [2]  In accordance with current Swiss SRB leverage ratio requirements, the leverage ratio denominator excludes forward starting repos, securities lending indemnifications and CEM add-ons for exchange-traded derivatives (ETD), both proprietary and agency transactions, and for OTC derivatives with a qualifying central counterparty.

	Average 1Q14
CHF billion	Wealth Management	Wealth Management Americas	Retail & Corporate	Global Asset Management	Investment Bank	CC – Core Functions	CC – Non-core and Legacy Portfolio	Total LRD
Total on-balance sheet assets[1]	109.0	45.1	142.6	3.6	242.9	243.6	201.4	988.1
Netting of securities financing transactions	0.0	0.0	0.0	0.0	(2.1)	(3.4)	0.0	(5.5)
Netting of derivative exposures	(0.1)	0.0	(0.2)	0.0	(46.1)	0.0	(130.9)	(177.3)
Current exposure method (CEM) add-on for derivative exposures	1.1	0.0	1.0	0.0	31.3	0.0	54.6	88.1
Off-balance sheet items	9.2	10.7	20.7	0.0	44.7	0.0	9.2	94.6
of which: commitments and guarantees – unconditionally cancellable (10%)	5.3	10.0	4.0	0.0	0.3	0.0	0.0	19.6
of which: commitments and guarantees – other than unconditionally cancellable (100%)	3.8	0.7	16.7	0.0	44.4	0.0	9.2	75.0
Assets of entities consolidated under IFRS but not in regulatory scope of consolidation	6.2	0.2	0.1	10.1	0.9	0.3	0.0	17.7
Items deducted from Swiss SRB Basel III tier 1, phase-in (at period-end)						(11.8)		(11.8)
Total adjusted exposure (“leverage ratio denominator”), phase-in2	125.4	56.0	164.2	13.7	271.7	228.8	134.3	994.0
Additional items deducted from Swiss SRB Basel III tier 1, fully applied (at period-end)						(6.1)		(6.1)
Total adjusted exposure (“leverage ratio denominator”), fully applied[2]	125.4	56.0	164.2	13.7	271.7	222.7	134.3	987.9

1  Represent assets recognized on the balance sheet in accordance with IFRS measurement principles, but based on the regulatory scope of consolidation. Refer to the “Supplemental disclosures required under Basel III Pillar 3 regulations” section of our Annual Report 2013 for more information on the regulatory scope of consolidation.    2  In accordance with current Swiss SRB leverage ratio requirements, the leverage ratio denominator excludes forward starting repos, securities lending indemnifications and CEM add-ons for exchange-traded derivatives (ETD), both proprietary and agency transactions, and for OTC derivatives with a qualifying central counterparty.

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Capital management

Swiss SRB leverage ratio denominator by reporting segment (continued)

	Average 4Q13
CHF billion	Wealth Management	Wealth Management Americas	Retail & Corporate	Global Asset Management	Investment Bank	CC – Core Functions	CC – Non-core and Legacy Portfolio	Total LRD
Total on-balance sheet assets[1]	104.9	45.3	142.8	4.0	245.9	245.1	229.4	1,017.3
Netting of securities financing transactions	0.0	0.0	0.0	0.0	(1.1)	(0.4)	0.0	(1.5)
Netting of derivative exposures	(0.1)	0.0	(0.3)	0.0	(49.0)	0.0	(147.6)	(197.0)
Current exposure method (CEM) add-on for derivative exposures	1.2	0.0	1.1	0.0	34.4	0.0	68.6	105.4
Off-balance sheet items	9.6	11.7	21.1	0.0	44.2	0.0	9.6	96.3
of which: commitments and guarantees – unconditionally cancellable (10%)	5.9	11.0	4.2	0.0	0.4	0.0	0.0	21.5
of which: commitments and guarantees – other than unconditionally cancellable (100%)	3.7	0.6	16.9	0.0	43.9	0.0	9.6	74.7
Assets of entities consolidated under IFRS but not in regulatory scope of consolidation	6.6	0.2	0.0	10.0	0.9	0.2	0.0	17.9
Items deducted from Swiss SRB Basel III tier 1, phase-in (at period-end)						(10.4)		(10.4)
Total adjusted exposure (“leverage ratio denominator”), phase-in2	122.1	57.2	164.7	14.0	275.3	234.5	160.0	1,027.9
Additional items deducted from Swiss SRB Basel III tier 1, fully applied (at period-end)						(7.6)		(7.6)
Total adjusted exposure (“leverage ratio denominator”), fully applied[2]	122.1	57.2	164.7	14.0	275.3	226.9	160.0	1,020.2

1  Represent assets recognized on the balance sheet in accordance with IFRS measurement principles, but based on the regulatory scope of consolidation. Refer to the “Supplemental disclosures required under Basel III Pillar 3 regulations” section of our Annual Report 2013 for more information on the regulatory scope of consolidation.    2  In accordance with current Swiss SRB leverage ratio requirements, the leverage ratio denominator excludes forward starting repos, securities lending indemnifications and CEM add-ons for exchange-traded derivatives (ETD), both proprietary and agency transactions, and for OTC derivatives with a qualifying central counterparty.

94

Risk and treasury management

Equity attribution and return on attributed equity

The equity attribution framework reflects our objectives of maintaining a strong capital base and managing performance, by guiding each business towards activities that appropriately balance profit potential, risk and capital usage. This framework, which includes some forward-looking elements, enables us to integrate Group-wide capital management activities with those at a business division level and to calculate and assess return on attributed equity (RoAE) in each of our business divisions.

Tangible equity is attributed to our business divisions by applying a weighted-driver approach that combines phase-in Basel III capital requirements with internal models to determine the amount of capital required to cover each business division’s risk.

Risk-weighted assets (RWA) and leverage ratio denominator (LRD) usage are converted to their common equity tier 1 (CET1) equivalents based on capital ratios as targeted by industry peers. Risk-based capital (RBC) is converted to its CET1 equivalent based on a conversion factor that considers the amount of RBC exposure covered by loss-absorbing capital. In addition to tangible equity, we allocate equity to support goodwill and intangible assets as well as certain Basel III capital deduction items. The amount of equity attributed to all business divisions and Corporate Center corresponds to the amount we believe is required to maintain a strong capital base and to support our businesses adequately, and can differ from the Group’s actual equity during a given period.

è	Refer to the “Risk management and control” section of our Annual Report 2013 for more information on risk-based capital

Average total equity attributed to the business divisions and Corporate Center was CHF 39.7 billion in the second quarter of

2014, a decrease of CHF 1.5 billion compared with the prior quarter. This decrease was largely due to lower attributed equity in the Investment Bank and Corporate Center – Non-core and Legacy Portfolio. Attributed equity in the Investment Bank decreased by CHF 0.5 billion to CHF 7.4 billion reflecting projected decreases in all three tangible attributed equity drivers (RWA, LRD and RBC). Corporate Center – Non-core and Legacy Portfolio attributed equity decreased by CHF 0.9 billion to CHF 5.1 billion due to lower projected resource consumption, mainly related to RWA.

Average equity attributable to UBS shareholders increased to CHF 49.3 billion in the second quarter from CHF 48.5 billion in the first quarter. The difference between average equity attributable to UBS shareholders and average equity attributed to the business divisions and Corporate Center increased to CHF 9.6 billion in the second quarter from CHF 7.3 billion in the prior quarter. This difference mainly results from holding higher levels of equity than required under the Basel III phase-in rules.

Annualized RoAE is a pre-tax profitability measure that is an indicator of efficiency in the usage of the firm’s financial resources.

The return on equity (RoE) for the Group decreased to 6.4% in the second quarter of 2014 from 8.7% in the first quarter due to a decrease in net profit attributable to UBS shareholders in addition to a slight increase in average equity attributable to UBS shareholders. The RoE of the Group was lower than the average of the RoAE of the business divisions as a result of the negative RoAE of the Corporate Center and due to the fact that more equity was attributable to UBS shareholders than the total equity attributed to the business divisions and Corporate Center.

95

Capital management

Average attributed equity

	For the quarter ended			Year-to-date
CHF billion	30.6.14	31.3.14	30.6.13	30.6.14	30.6.13
Wealth Management	3.4	3.4	3.6	3.4	3.7
Wealth Management Americas	2.6	2.7	2.9	2.7	2.9
Retail & Corporate	4.1	4.2	4.3	4.2	4.4
Global Asset Management	1.7	1.7	1.8	1.7	1.9
Investment Bank	7.4	7.9	8.4	7.7	8.2
Corporate Center	20.5	21.3	23.7	20.9	24.3
of which: Core Functions	15.4	15.3	11.7	15.4	11.3
of which: Group items[1]	11.1	11.2	7.6	11.2	7.7
of which: Non-core and Legacy Portfolio	5.1	6.0	12.0	5.6	13.0
Average equity attributed to the business divisions and Corporate Center	39.7	41.2	44.7	40.5	45.2
Difference	9.6	7.3	2.5
Average equity attributable to UBS shareholders	49.3	48.5	47.2

1  Group items within the Corporate Center carries common equity not allocated to the business divisions, reflecting equity that we have targeted above a 10% common equity tier 1 ratio. In addition, this includes attributed equity for PaineWebber goodwill and intangible assets, for centrally held risk-based capital items and for certain Basel III capital deduction items.

Return on attributed equity and return on equity 1

	For the quarter ended			Year-to-date
In %	30.6.14	31.3.14	30.6.13	30.6.14	30.6.13
Wealth Management	41.8	72.8	61.9	57.3	66.9
Wealth Management Americas	32.5	35.9	32.0	34.2	29.4
Retail & Corporate	34.5	36.8	35.1	35.7	33.3
Global Asset Management	24.7	28.7	30.7	26.8	35.5
Investment Bank	31.3	21.5	36.9	26.2	43.0
Corporate Center – Core Functions	0.6	(4.6)	(4.5)	(2.0)	(14.4)
Corporate Center – Non-core and Legacy Portfolio	(32.3)	(15.0)	(30.9)	(23.0)	(18.1)
UBS Group	6.4	8.7	5.9	7.6	7.2

1  Return on attributed equity shown for the business divisions and Corporate Center and return on equity shown for UBS Group.

96

Risk and treasury management

UBS shares

Total UBS shares issued increased by 647,429 shares in the second quarter of 2014 due to the exercise of employee share options.

Treasury shares, which are primarily held to hedge employee share and option participation plans, decreased by 1,005,104 shares on a net basis.

UBS shares
	As of			Change from
	30.6.14	31.3.14	30.6.13	31.3.14	30.6.13

Shares outstanding
Shares issued	3,844,030,621	3,843,383,192	3,839,378,864	647,429	4,651,757
of which: related to employee option plans				647,429	4,651,757
Treasury shares	91,236,602	92,241,706	71,621,067	(1,005,104)	19,615,535
Shares outstanding	3,752,794,019	3,751,141,486	3,767,757,797	1,652,533	(14,963,778)

	As of or for the quarter ended			% change from
	30.6.14	31.3.14	30.6.13	31.3.14	30.6.13

Earnings per share (CHF)[1]
Basic	0.21	0.28	0.18	(25)	17
Diluted	0.21	0.27	0.18	(22)	17

Shareholders’ equity (CHF million)
Equity attributable to UBS shareholders	49,532	49,023	47,073	1	5
Less: goodwill and intangible assets	6,229	6,211	6,647	0	(6)
Tangible shareholders’ equity	43,303	42,812	40,426	1	7

Book value per share (CHF)
Total book value per share	13.20	13.07	12.49	1	6
Tangible book value per share	11.54	11.41	10.73	1	8

Market capitalization and share price
Share price (CHF)	16.27	18.26	16.08	(11)	1
Market capitalization (CHF million)[2]	62,542	70,180	61,737	(11)	1

1  Refer to “Note 9 Earnings per share (EPS) and shares outstanding” in the “Financial information” section of this report for more information.    2  Market capitalization is calculated based on the total UBS shares issued multiplied by the UBS share price at period end.

97

UBS shares

UBS shares are registered shares with a par value of CHF 0.10 per share. They are traded and settled as Global Registered Shares. Global Registered Shares provide direct and equal ownership for all shareholders, irrespective of the country and stock exchange on which they are traded. The shares are currently listed on the SIX Swiss Exchange and the New York Stock Exchange.

Ticker symbols

Trading exchange	Bloomberg	Reuters
SIX Swiss Exchange	UBSN VX	UBSN.VX
New York Stock Exchange	UBS UN	UBS.N

Security identification codes
ISIN		CH0024899483
Valoren		2 489 948
Cusip		CINS H89231 33 8

98

Financial information Unaudited

	Interim consolidated financial statements (unaudited)

101	Income statement
102	Statement of comprehensive income
104	Balance sheet
106	Statement of changes in equity
108	Statement of cash flows

	Notes to the interim consolidated financial statements

111	1	Basis of accounting
112	2	Segment reporting
114	3	Net interest and trading income
115	4	Net fee and commission income
115	5	Other income
115	6	Personnel expenses
116	7	General and administrative expenses
116	8	Income taxes
117	9	Earnings per share (EPS) and shares outstanding
118	10	Fair value measurement
139	11	Derivative instruments
140	12	Offsetting financial assets and financial liabilities
143	13	Other assets and liabilities
144	14	Provisions and contingent liabilities
153	15	Financial instruments not recognized on the balance sheet
153	16	Changes in organization
154	17	Currency translation rates

	Supplemental information (unaudited) for UBS AG (Parent Bank) and UBS Limited

	UBS AG (Parent Bank)

156	Income statement
157	Balance sheet
158	Basis of accounting
158	Parent bank capital requirements under Swiss SRB regulations
159	Reconciliation of Swiss federal banking law equity to Swiss SRB Basel III capital
159	Swiss SRB Basel III available capital versus capital requirements
159	Swiss SRB Basel III capital information
160	Swiss SRB leverage ratio requirements
160	Swiss SRB leverage ratio

	UBS Limited

161	Income statement
161	Statement of comprehensive income
162	Balance sheet
163	Basis of accounting
163	Basel III capital information

Financial information

Interim consolidated financial statements

(unaudited)

Income statement

		For the quarter ended			% change from		Year-to-date
CHF million, except per share data	Note	30.6.14	31.3.14	30.6.13	1Q14	2Q13	30.6.14	30.6.13
Interest income	3	3,337	3,191	3,541	5	(6)	6,528	7,025
Interest expense	3	(2,095)	(1,620)	(2,333)	29	(10)	(3,714)	(4,336)
Net interest income	3	1,242	1,572	1,208	(21)	3	2,814	2,689
Credit loss (expense)/recovery		(14)	28	(3)		367	14	(18)
Net interest income after credit loss expense		1,229	1,600	1,205	(23)	2	2,829	2,671
Net fee and commission income	4	4,296	4,112	4,236	4	1	8,408	8,360
Net trading income	3	1,347	1,357	1,760	(1)	(23)	2,704	3,982
Other income	5	276	189	188	46	47	465	152
Total operating income		7,147	7,258	7,389	(2)	(3)	14,405	15,164
Personnel expenses	6	3,842	3,967	3,855	(3)	0	7,809	7,955
General and administrative expenses	7	1,871	1,679	2,299	11	(19)	3,550	4,298
Depreciation and impairment of property and equipment		197	199	196	(1)	1	396	404
Amortization and impairment of intangible assets		19	20	20	(5)	(5)	39	40
Total operating expenses		5,929	5,865	6,369	1	(7)	11,794	12,697
Operating profit/(loss) before tax		1,218	1,393	1,020	(13)	19	2,611	2,467
Tax expense/(benefit)	8	314	339	125	(7)	151	652	583
Net profit/(loss)		904	1,054	895	(14)	1	1,958	1,884
Net profit/(loss) attributable to preferred noteholders		111	0	204		(46)	111	204
Net profit/(loss) attributable to non-controlling interests		1	0	1		0	2	2
Net profit/(loss) attributable to UBS shareholders		792	1,054	690	(25)	15	1,846	1,678

Earnings per share (CHF)
Basic	9	0.21	0.28	0.18	(25)	17	0.49	0.45
Diluted	9	0.21	0.27	0.18	(22)	17	0.48	0.44

101

Interim consolidated financial statements (unaudited)

Statement of comprehensive income

	For the quarter ended			Year-to-date
CHF million	30.6.14	31.3.14	30.6.13	30.6.14	30.6.13

Comprehensive income attributable to UBS shareholders
Net profit/(loss)	792	1,054	690	1,846	1,678

Other comprehensive income
Other comprehensive income that may be reclassified to the income statement
Foreign currency translation
Foreign currency translation movements, before tax	88	(176)	(167)	(88)	391
Foreign exchange amounts reclassified to the income statement from equity	(1)	0	(35)	(1)	(61)
Income tax relating to foreign currency translation movements	(1)	2	0	1	(3)
Subtotal foreign currency translation, net of tax	87	(174)	(201)	(87)	327
Financial investments available-for-sale
Net unrealized gains/(losses) on financial investments available-for-sale, before tax	101	88	(102)	189	(82)
Impairment charges reclassified to the income statement from equity	6	0	9	6	27
Realized gains reclassified to the income statement from equity	(86)	(43)	(69)	(129)	(133)
Realized losses reclassified to the income statement from equity	3	3	1	7	14
Income tax relating to net unrealized gains/(losses) on financial investments available-for-sale	(8)	(18)	32	(25)	48
Subtotal financial investments available-for-sale, net of tax	16	31	(129)	47	(126)
Cash flow hedges
Effective portion of changes in fair value of derivative instruments designated as cash flow hedges, before tax	639	538	(756)	1,177	(777)
Net (gains)/losses reclassified to the income statement from equity	(304)	(268)	(345)	(572)	(665)
Income tax relating to cash flow hedges	(73)	(60)	228	(132)	299
Subtotal cash flow hedges, net of tax	262	210	(873)	472	(1,143)
Total other comprehensive income that may be reclassified to the income statement, net of tax	364	67	(1,204)	432	(942)

Other comprehensive income that will not be reclassified to the income statement
Defined benefit plans
Gains/(losses) on defined benefit plans, before tax	48	454	596	502	971
Income tax relating to defined benefit plans	(22)	(110)	(76)	(132)	(198)
Subtotal defined benefit plans, net of tax	26	344	520	370	773
Total other comprehensive income that will not be reclassified to the income statement, net of tax	26	344	520	370	773

Total other comprehensive income	390	411	(684)	801	(170)
Total comprehensive income attributable to UBS shareholders	1,183	1,465	6	2,648	1,509

102

Financial information

Statement of comprehensive income (continued)

	For the quarter ended			Year-to-date
CHF million	30.6.14	31.3.14	30.6.13	30.6.14	30.6.13

Comprehensive income attributable to preferred noteholders
Net profit/(loss)	111	0	204	111	204
Other comprehensive income
Other comprehensive income that will not be reclassified to the income statement
Foreign currency translation movements, before tax	1	(16)	369	(15)	425
Income tax relating to foreign currency translation movements	0	0	0	0	0
Subtotal foreign currency translation, net of tax	1	(16)	369	(15)	425
Total other comprehensive income that will not be reclassified to the income statement, net of tax	1	(16)	369	(15)	425
Total comprehensive income attributable to preferred noteholders	112	(16)	572	96	629

Comprehensive income attributable to non-controlling interests
Net profit/(loss)	1	0	1	2	2
Other comprehensive income
Other comprehensive income that will not be reclassified to the income statement
Foreign currency translation movements, before tax	2	(1)	(2)	1	(2)
Income tax relating to foreign currency translation movements	0	0	0	0	0
Subtotal foreign currency translation, net of tax	2	(1)	(2)	1	(2)
Total other comprehensive income that will not be reclassified to the income statement, net of tax	2	(1)	(2)	1	(2)
Total comprehensive income attributable to non-controlling interests	3	(1)	(1)	3	1

Total comprehensive income
Net profit/(loss)	904	1,054	895	1,958	1,884
Other comprehensive income	393	394	(317)	788	254
of which: other comprehensive income that may be reclassified to the income statement	364	67	(1,204)	432	(942)
of which: other comprehensive income that will not be reclassified to the income statement	29	327	887	356	1,196
Total comprehensive income	1,298	1,448	578	2,746	2,138

103

Interim consolidated financial statements (unaudited)

Balance sheet

					% change from
CHF million	Note	30.6.14	31.3.14	31.12.13	31.3.14	31.12.13

Assets
Cash and balances with central banks		77,615	87,548	80,879	(11)	(4)
Due from banks		27,721	19,711	17,170	41	61
Cash collateral on securities borrowed	12	30,695	30,096	27,496	2	12
Reverse repurchase agreements	12	76,571	80,605	91,563	(5)	(16)
Trading portfolio assets	10	132,490	125,668	122,848	5	8
of which: assets pledged as collateral which may be sold or repledged by counterparties		49,359	46,889	42,449	5	16
Positive replacement values	10, 11, 12	204,698	215,307	254,084	(5)	(19)
Cash collateral receivables on derivative instruments	12	27,411	25,757	28,271	6	(3)
Financial assets designated at fair value	10, 12	5,495	5,862	7,364	(6)	(25)
Loans		300,571	294,805	286,959	2	5
Financial investments available-for-sale	10	52,189	53,184	59,525	(2)	(12)
Investments in associates		848	846	842	0	1
Property and equipment		6,338	6,094	6,006	4	6
Goodwill and intangible assets		6,229	6,211	6,293	0	(1)
Deferred tax assets		8,083	8,370	8,845	(3)	(9)
Other assets	13	25,650	22,468	20,228	14	27
Total assets		982,605	982,530	1,018,374	0	(4)

104

Financial information

Balance sheet (continued)

					% change from
CHF million	Note	30.6.14	31.3.14	31.12.13	31.3.14	31.12.13

Liabilities
Due to banks		13,260	14,077	12,862	(6)	3
Cash collateral on securities lent	12	12,298	13,351	9,491	(8)	30
Repurchase agreements	12	18,718	17,728	13,811	6	36
Trading portfolio liabilities	10	29,904	29,459	26,609	2	12
Negative replacement values	10, 11, 12	203,368	210,056	248,079	(3)	(18)
Cash collateral payables on derivative instruments	12	43,746	46,679	49,526	(6)	(12)
Financial liabilities designated at fair value	10, 12	68,877	68,748	69,901	0	(1)
Due to customers		388,500	388,839	390,825	0	(1)
Debt issued		80,984	76,779	81,586	5	(1)
Provisions	14	3,334	3,200	2,971	4	12
Other liabilities	13	68,166	62,677	62,777	9	9
Total liabilities		931,155	931,593	968,438	0	(4)

Equity
Share capital		384	384	384	0	0
Share premium		33,216	33,919	33,952	(2)	(2)
Treasury shares		(1,448)	(1,464)	(1,031)	(1)	40
Equity classified as obligation to purchase own shares		(11)	(23)	(46)	(52)	(76)
Retained earnings		26,322	25,529	24,475	3	8
Cumulative net income recognized directly in equity, net of tax		(8,932)	(9,322)	(9,733)	(4)	(8)
Equity attributable to UBS shareholders		49,532	49,023	48,002	1	3
Equity attributable to preferred noteholders		1,879	1,877	1,893	0	(1)
Equity attributable to non-controlling interests		39	36	41	8	(5)
Total equity		51,450	50,937	49,936	1	3
Total liabilities and equity		982,605	982,530	1,018,374	0	(4)

105

Interim consolidated financial statements (unaudited)

Statement of changes in equity

CHF million	Share capital	Share premium	Treasury shares	Equity classified as obligation to purchase own shares	Retained earnings	Cumulative net income recognized directly in equity, net of tax
Balance as of 1 January 2013	384	33,898	(1,071)	(37)	21,297	(8,522)
Issuance of share capital	0
Acquisition of treasury shares			(723)
Disposition of treasury shares			824
Treasury share gains/(losses) and net premium/(discount) on own equity derivative activity		182
Premium on shares issued and warrants exercised		24
Employee share and share option plans		(98)
Tax (expense)/benefit recognized in share premium		1
Dividends		(564)[1]
Equity classified as obligation to purchase own shares – movements				(21)
Preferred notes
New consolidations and other increases/(decreases)
Deconsolidations and other decreases		(11)
Total comprehensive income for the period recognized in equity					1,678	(170)
Balance as of 30 June 2013	384	33,433	(970)	(57)	22,975	(8,692)
Balance as of 1 January 2014	384	33,952	(1,031)	(46)	24,475	(9,733)
Issuance of share capital	0
Acquisition of treasury shares			(840)
Disposition of treasury shares			423
Treasury share gains/(losses) and net premium/(discount) on own equity derivative activity		25
Premium on shares issued and warrants exercised		(2)
Employee share and share option plans		179
Tax (expense)/benefit recognized in share premium		1
Dividends		(938)[1]
Equity classified as obligation to purchase own shares – movements				35
Preferred notes
New consolidations and other increases/(decreases)
Deconsolidations and other decreases
Total comprehensive income for the period recognized in equity					1,846	801
Balance as of 30 June 2014	384	33,216	(1,448)	(11)	26,322	(8,932)

1 Reflects the payment of CHF 0.25 (2013: CHF 0.15) per share of CHF 0.10 par value out of capital contribution reserve of UBS AG (Parent Bank).

106

Financial information

of which: Foreign currency translation	of which: Financial investments available- for-sale	of which: Cash flow hedges	of which: Defined benefit plans	of which: Property revaluation surplus	Total equity attributable to UBS shareholders	Preferred noteholders	Non- controlling interests	Total equity
(6,954)	249	2,983	(4,806)	6	45,949	3,109	42	49,100
					0			0
					(723)			(723)
					824			824
					182			182
					24			24
					(98)			(98)
					1			1
					(564)	(204)	(6)	(773)
					(21)			(21)
					0	(1,572)		(1,572)
					0			0
					(11)			(11)
327	(126)	(1,143)	773		1,509	629	1	2,138
(6,627)	123	1,840	(4,034)	6	47,073	1,963	37	49,073
(7,425)	95	1,463	(3,867)	0	48,002	1,893	41	49,936
					0			0
					(840)			(840)
					423			423
					25			25
					(2)			(2)
					179			179
					1			1
					(938)	(111)	(4)	(1,053)
					35			35
					0	0		0
					0		0	0
					0			0
(87)	47	472	370		2,648	96	3	2,746
(7,512)	142	1,935	(3,498)	0	49,532	1,879	39	51,450

107

Interim consolidated financial statements (unaudited)

Statement of cash flows

	Year-to-date
CHF million	30.6.14	30.6.13

Cash flow from/(used in) operating activities
Net profit/(loss)	1,958	1,884
Adjustments to reconcile net profit to cash flow from/(used in) operating activities
Non-cash items included in net profit and other adjustments:
Depreciation and impairment of property and equipment	396	404
Amortization and impairment of intangible assets	39	40
Credit loss expense/(recovery)	(14)	18
Share of net profits of associates	(54)	(24)
Deferred tax expense/(benefit)	466	342
Net loss/(gain) from investing activities	(133)	(228)
Net loss/(gain) from financing activities	(78)	3,435
Other net adjustments	366	(1,369)
Net (increase)/decrease in operating assets and liabilities:
Due from/to banks	1,049	(3,720)
Cash collateral on securities borrowed and reverse repurchase agreements	13,298	28,792
Cash collateral on securities lent and repurchase agreements	7,343	(16,089)
Trading portfolio, replacement values and financial assets designated at fair value	1,926	34,582
Cash collateral on derivative instruments	(5,656)	(10,521)
Loans/due to customers	(15,841)	(7,077)
Other assets, provisions and other liabilities	975	1,600
Income taxes paid, net of refunds	(249)	(213)
Net cash flow from/(used in) operating activities	5,791	31,857

Cash flow from/(used in) investing activities
Purchase of subsidiaries, associates and intangible assets	0	(49)
Disposal of subsidiaries, associates and intangible assets[1]	52	117
Purchase of property and equipment	(787)	(590)
Disposal of property and equipment	102	93
Net (investment in)/divestment of financial investments available-for-sale[2]	5,942	2,323
Net cash flow from/(used in) investing activities	5,308	1,894

Cash flow from/(used in) financing activities
Net short-term debt issued/(repaid)	(2,157)	5,942
Net movements in treasury shares and own equity derivative activity	(722)	(360)
Dividends paid	(938)	(564)
Issuance of long-term debt, including financial liabilities designated at fair value	18,056	14,355
Repayment of long-term debt, including financial liabilities designated at fair value	(19,711)	(39,396)
Dividends paid and repayment of preferred notes	(81)	(1,384)
Net changes of non-controlling interests	(4)	(6)
Net cash flow from/(used in) financing activities	(5,559)	(21,412)

1  Includes dividends received from associates.    2  Includes gross cash inflows from sales and maturities (CHF 69,092 million for the six months ended 30 June 2014, CHF 82,725 million for the six months ended 30 June 2013) and gross cash outflows from purchases (CHF 63,150 million for the six months ended 30 June 2014, CHF 80,402 million for the six months ended 30 June 2013).

108

Financial information

Statement of cash flows (continued)

	Year-to-date
CHF million	30.6.14	30.6.13

Effects of exchange rate differences on cash and cash equivalents	(202)	1,712

Net increase/(decrease) in cash and cash equivalents	5,339	14,051
Cash and cash equivalents at the beginning of the period	108,632	99,108
Cash and cash equivalents at the end of the period	113,972	113,159
Cash and cash equivalents comprise:
Cash and balances with central banks	77,615	80,544
Due from banks[1]	34,661	29,774
Money market paper[2]	1,695	2,841
Total[3]	113,972	113,159

Additional information
Net cash flow from/(used in) operating activities include:
Cash received as interest	5,427	6,051
Cash paid as interest	2,985	4,122
Cash received as dividends on equity investments, investment funds and associates[4]	1,144	904

1  Includes positions recognized on the balance sheet under Due from banks and Cash collateral receivables on derivative instruments with bank counterparties.    2  Money market paper is included on the balance sheet under Trading portfolio assets and Financial investments available-for-sale.    3   CHF 7,215 million and CHF 8,982 million of cash and cash equivalents were restricted as of 30 June 2014 and 30 June 2013, respectively. Refer to “Note 25 Restricted and transferred financial assets” in the Annual Report 2013 for more information.    4   Includes dividends received from associates reported within cash flow from/(used) investing activities.

109

110

Financial information

Notes to the interim consolidated financial statements

Note 1 Basis of accounting

The consolidated financial statements (the “Financial Statements”) of UBS AG and its subsidiaries (“UBS” or the “Group”) are prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), and are stated in Swiss francs (CHF), the currency of Switzerland where UBS AG is incorporated. These interim Financial Statements are presented in accordance with IAS 34, Interim Financial Reporting.

In preparing these interim Financial Statements, the same accounting policies and methods of computation have been applied as in the annual Financial Statements for the period ended 31 December 2013, except for the changes described in “Note 1 Basis of accounting” in the “Financial information” section of the first quarter 2014 report, in particular the adoption of Offsetting Financial Assets and Financial Liabilities (Amendments to IAS 32, Financial Instruments: Presentation) on 1 January 2014, which resulted in a restatement of prior year balance sheet comparatives. These interim Financial Statements are unaudited and should be read in conjunction with the audited Financial Statements included in the Annual Report 2013. In the opinion of management, all necessary adjustments have been made for a fair presentation of the Group’s financial position, results of operations and cash flows.

In preparing these interim Financial Statements, management is required to make estimates and assumptions that affect reported income, expenses, assets, liabilities and the disclosure of contingent assets and liabilities. Assessing available information and the application of judgment are necessary elements in making such estimates. Actual results in the future could differ from such estimates, and such differences may be material to the Financial Statements. Estimates and their underlying assumptions are reviewed on an ongoing basis. Revisions to estimates resulting from these reviews are recognized in the period in which they occur. For more information on areas of estimation uncertainty considered to require critical judgment, refer to item 2 of “Note 1a) Significant accounting policies” in the Annual Report 2013.

Recent accounting developments

IFRS 9, Financial instruments

In July 2014, the IASB published a final version of IFRS 9, Financial Instruments. IFRS 9 now fully reflects the classification and measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39, Financial Instruments: Recognition and Measurement. The final standard incorporates significant modifications to the previous version (as issued in 2010), including new classification and measurement requirements for financial assets, notably the introduction of a new fair value through other comprehensive income (OCI) classification, the addition of a single forward-looking expected credit loss impairment model, replacing the incurred loss model of IAS 39, and the incorporation of a reformed approach to hedge accounting (separately issued in 2013). The final standard includes the previously issued guidance under which any gain or loss arising on a financial liability designated at fair value through profit or loss that is attributable to changes in the credit risk of that liability (own credit) is to be presented in OCI and not recognized in profit or loss. There is no subsequent recycling of realized gains or losses on own credit from OCI to profit or loss. The mandatory effective date of the new standard will be 1 January 2018, with earlier adoption permitted. UBS is currently assessing the impact of the new requirements on the Financial Statements. Refer to “Note 1c) International Financial Reporting Standards and Interpretations to be adopted in 2014 and later and other adjustments” in the Annual Report 2013 for more information.

IFRS 15, Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers, which establishes principles for revenue recognition that apply to all contracts with customers. The standard requires an entity to recognize revenue as goods or services are transferred to the customer in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. It also establishes a cohesive set of disclosure requirements regarding information about the nature, amount, timing and uncertainty of revenue and cash flows from contracts with customers. The standard is effective for UBS reporting periods beginning on 1 January 2017, with early adoption permitted. Entities can choose to apply the standard retrospectively or use a modified approach in the year of adoption. UBS is currently assessing the impact of the new standard on the Group’s Financial Statements.

Amendments to IFRS 11 Joint Arrangements, IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets

In May 2014, the IASB issued amendments to IFRS 11, Joint Arrangements, IAS 16, Property, Plant and Equipment and IAS 38, Intangible Assets. The amendments will have no material impact on the Group’s Financial Statements. UBS’s joint arrangements are immaterial both individually and in aggregate (refer to “Note 30 Interests in subsidiaries and other entities” in the Annual Report 2013), and UBS does not use revenue-based depreciation methodologies which the amendments to IAS 16 and IAS 38 will prohibit.

Other

Fair value measurements – funding valuation adjustments

During the second half of 2014, UBS expects to complete its analysis of how the costs and benefits of funding associated with uncollateralized

111

Notes to the interim consolidated financial statements

Note 1 Basis of accounting (continued)

derivative receivables and payables can be incorporated into the Group’s valuation techniques. Currently, there are diverse views within the industry as to how such inputs should be quantified and applied. Upon completion of the analysis, UBS expects to incorporate funding valuation adjustments into the fair value measurement of the aforementioned items, prospectively, as a change in accounting estimate. Refer to “Note 1c) International Financial Reporting Standards and Interpretations to be adopted in 2014 and later and other adjustments” in the Annual Report 2013 for more information.

Note 2 Segment reporting

UBS’s internal accounting policies, which include management accounting policies and service level agreements, determine the revenues and expenses directly attributable to each reportable segment. Internal charges and transfer pricing adjustments are reflected in operating results of the reportable segments. Transactions between the reportable segments are carried out at internally agreed rates or at arm’s length and are also reflected in the operating results of the reportable segments.

Revenue-sharing agreements are used to allocate external client revenues to reportable segments where several reportable segments are involved in the value-creation chain. Commissions are credited to the reportable segments based on the corresponding client relationship. Net interest income is generally allocated to the reportable segments based on their balance sheet positions. Assets and liabilities of the reportable segments are funded through and invested with Group Treasury within Corporate Center – Core Functions, and the net interest margin is reflected in the results of each reportable segment. Interest income earned from managing UBS’s consolidated equity is allocated to the reportable segments based on average attributed equity. Total inter-segment revenues for the Group are immaterial as the majority of the revenues are allocated across the segments by means of revenue-sharing agreements.

Effective from 2014 onwards, each year, as part of the annual business planning cycle, Corporate Center – Core Functions agrees with the business divisions and Corporate Center – Non-core and Legacy Portfolio cost allocations for services at fixed amounts or at variable amounts based on formulas, depending on capital and service consumption levels as well as the nature of the services performed. Because actual costs incurred may differ from those expected, however, Corporate Center – Core Functions may recognize significant under- or over-allocations depending on various factors. Each year these cost allocations will be reset, taking account of the prior years’ experience and plans for the forthcoming period. Until December 2013, the operating expenses of Corporate Center – Core Functions were allocated to the reportable segments based on internally determined allocation bases. These allocations were adjusted on a periodic basis and differences may have arisen between actual costs incurred and amounts recharged.

Segment balance sheet assets are based on a third-party view, i.e., the amounts do not include intercompany balances. This view is in line with internal reporting to management. Certain assets managed centrally by Corporate Center – Core Functions (including property and equipment and certain financial assets) are allocated to the segments on a basis different to which the corresponding costs and/or revenues are allocated. Specifically, certain assets are reported in Corporate Center – Core Functions, whereas the corresponding costs and/or revenues are entirely or partially allocated to the segments based on various internally determined allocations. Similarly, certain assets are reported in the business divisions, whereas the corresponding costs and/or revenues are entirely or partially allocated to Corporate Center – Core Functions.

112

Financial information

Note 2 Segment reporting (continued)

	Wealth Management	Wealth Management Americas	Retail & Corporate	Global Asset Management	Investment Bank	Corporate Center		UBS
CHF million						Core Functions	Non-core and Legacy Portfolio

For the six months ended 30 June 2014
Net interest income	1,013	454	1,063	(8)	404	(172)	59	2,814
Non-interest income	2,849	2,876	803	924	4,075	246	(195)	11,577
Income[1]	3,862	3,330	1,866	916	4,479	74	(136)	14,391
Credit loss (expense)/recovery	3	15	4	0	(6)	0	(2)	14
Total operating income	3,865	3,345	1,870	916	4,474	74	(138)	14,405
Personnel expenses	1,671	2,285	695	417	2,333	217	192	7,809
General and administrative expenses	1,088	518	426	255	1,002	3	257	3,550
Services (to)/from other business divisions	30	4	(58)	(8)	(4)	1	35	0
Depreciation and impairment of property and equipment	99	61	68	20	132	2	13	396
Amortization and impairment of intangible assets	3	23	0	4	6	2	1	39
Total operating expenses[2]	2,891	2,892	1,130	688	3,469	225	499	11,794
Operating profit/(loss) before tax	974	453	740	228	1,004	(151)	(637)	2,611
Tax expense/(benefit)								652
Net profit/(loss)								1,958

As of 30 June 2014
Total assets	118,704	47,383	142,660	14,199	244,807	230,995	183,856	982,605

For the six months ended 30 June 2013[3]
Net interest income	1,031	424	1,072	(13)	258	(124)[4]	41[4]	2,689
Non-interest income	2,847	2,836	798	1,019	4,772	(322)[4]	543[4]	12,493
Income[1]	3,877	3,260	1,870	1,006	5,030	(445)	584	15,182
Credit loss (expense)/recovery	(11)	0	(3)	0	3	0	(6)	(18)
Total operating income	3,866	3,260	1,867	1,006	5,033	(445)	577	15,164
Personnel expenses	1,704	2,297	746	450	2,246	218	295	7,955
General and administrative expenses	807	444	401	208	902	146	1,390	4,298
Services (to)/from other business divisions	40	8	(73)	(7)	6	1	26	0
Depreciation and impairment of property and equipment	91	59	70	23	122	1	38	404
Amortization and impairment of intangible assets	3	25	0	4	6	0	1	40
Total operating expenses[2]	2,646	2,833	1,143	679	3,281	365	1,750	12,697
Operating profit/(loss) before tax	1,221	427	724	328	1,752	(811)	(1,173)	2,467
Tax expense/(benefit)								583
Net profit/(loss)								1,884

As of 31 December 2013
Total assets	109,758	45,491	141,369	14,223	244,990	247,407	215,135	1,018,374
1 Refer to “Note 10 Fair value measurement” for more information on own credit in Corporate Center – Core Functions.    2 Refer to “Note 16 Changes in organization” for information on restructuring charges.    3 Figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes.    4 In the second quarter of 2014, net interest income and non-interest income figures for the six months ended 30 June 2013 were corrected. Net interest income in Corporate Center – Core Functions was decreased by CHF 186 million with a corresponding increase in non-interest income. In addition, net interest income in Corporate Center – Non-core and Legacy Portfolio was increased by CHF 186 million with a corresponding decrease in non-interest income.

113

Notes to the interim consolidated financial statements

Note 3 Net interest and trading income

	For the quarter ended			% change from		Year-to-date
CHF million	30.6.14	31.3.14	30.6.13	1Q14	2Q13	30.6.14	30.6.13

Net interest and trading income
Net interest income	1,242	1,572	1,208	(21)	3	2,814	2,689
Net trading income	1,347	1,357	1,760	(1)	(23)	2,704	3,982
Total net interest and trading income	2,589	2,929	2,968	(12)	(13)	5,518	6,671
Wealth Management	671	671	744	0	(10)	1,342	1,470
Wealth Management Americas	326	324	327	1	0	649	633
Retail & Corporate	626	602	636	4	(2)	1,228	1,245
Global Asset Management	(5)	(1)	5	400		(6)	10
Investment Bank	1,155	1,257	1,281	(8)	(10)	2,412	3,114
of which: Corporate Client Solutions	281	254	231	11	22	535	728
of which: Investor Client Services	874	1,003	1,050	(13)	(17)	1,877	2,386
Corporate Center	(184)	76	(24)		667	(108)	199
of which: Core Functions	11	65	(61)	(83)		76	(337)
of which: own credit on financial liabilities designated at fair value[1]	72	88	138	(18)	(48)	160	(43)
of which: Non-core and Legacy Portfolio	(195)	12	37			(184)	535
Total net interest and trading income	2,589	2,929	2,968	(12)	(13)	5,518	6,671

Net interest income
Interest income
Interest earned on loans and advances	2,109	2,052	2,191	3	(4)	4,161	4,488
Interest earned on securities borrowed and reverse repurchase agreements	215	164	262	31	(18)	379	500
Interest and dividend income from trading portfolio	886	852	923	4	(4)	1,738	1,719
Interest income on financial assets designated at fair value	50	56	93	(11)	(46)	106	187
Interest and dividend income from financial investments available-for-sale	77	67	71	15	8	144	130
Total	3,337	3,191	3,541	5	(6)	6,528	7,025
Interest expense
Interest on amounts due to banks and customers	170	199	238	(15)	(29)	368	501
Interest on securities lent and repurchase agreements	277	178	301	56	(8)	455	519
Interest expense from trading portfolio[2]	838	436	806	92	4	1,275	1,297
Interest on financial liabilities designated at fair value	231	247	313	(6)	(26)	477	648
Interest on debt issued	579	560	674	3	(14)	1,139	1,371
Total	2,095	1,620	2,333	29	(10)	3,714	4,336
Net interest income	1,242	1,572	1,208	(21)	3	2,814	2,689

Net trading income
Investment Bank Corporate Client Solutions	163	139	105	17	55	302	477
Investment Bank Investor Client Services	991	714	1,174	39	(16)	1,705	2,379
Other business divisions and Corporate Center	193	504	481	(62)	(60)	696	1,127
Net trading income	1,347	1,357	1,760	(1)	(23)	2,704	3,982
of which: net gains/(losses) from financial liabilities designated at fair value[1], [3]	(1,839)	(465)	1,994	295		(2,303)	850

1  Refer to “Note 10 Fair value measurement” for more information on own credit.    2  Includes expense related to dividend payment obligations on trading liabilities.  3  Excludes fair value changes of hedges related to financial liabilities designated at fair value and foreign currency effects arising from translating foreign currency transactions into the respective functional currency, both of which are reported within net trading income.

114

Financial information

Note 4 Net fee and commission income

	For the quarter ended			% change from		Year-to-date
CHF million	30.6.14	31.3.14	30.6.13	1Q14	2Q13	30.6.14	30.6.13
Underwriting fees	493	320	363	54	36	813	758
of which: equity underwriting fees	331	185	227	79	46	515	431
of which: debt underwriting fees	163	135	137	21	19	298	327
M&A and corporate finance fees	166	155	166	7	0	321	285
Brokerage fees	945	1,010	1,131	(6)	(16)	1,955	2,226
Investment fund fees	905	933	988	(3)	(8)	1,837	2,019
Portfolio management and advisory fees	1,780	1,719	1,677	4	6	3,499	3,233
Other	446	423	440	5	1	869	860
Total fee and commission income	4,735	4,560	4,766	4	(1)	9,294	9,381
Brokerage fees paid	186	200	256	(7)	(27)	385	492
Other	253	248	274	2	(8)	501	530
Total fee and commission expense	439	448	530	(2)	(17)	887	1,022
Net fee and commission income	4,296	4,112	4,236	4	1	8,408	8,360
of which: net brokerage fees	759	811	876	(6)	(13)	1,569	1,733

Note 5 Other income

	For the quarter ended			% change from		Year-to-date
CHF million	30.6.14	31.3.14	30.6.13	1Q14	2Q13	30.6.14	30.6.13
Associates and subsidiaries
Net gains/(losses) from disposals of subsidiaries[1]	26	6	21	333	24	32	103
Net gains/(losses) from disposals of investments in associates	69	0	0			69	0
Share of net profits of associates	19	35	12	(46)	58	54	24
Total	114	42	34	171	235	155	127
Financial investments available-for-sale
Net gains/(losses) from disposals	83	40	68	108	22	123	119
Impairment charges	(6)	0	(9)		(33)	(6)	(27)
Total	77	39	59	97	31	117	92
Net income from properties (excluding net gains/losses from disposals)[2]	7	7	10	0	(30)	15	19
Net gains/(losses) from investment properties at fair value[3]	1	1	0	0		1	1
Net gains/(losses) from disposals of properties held for sale	1	23	19	(96)	(95)	24	19
Net gains/(losses) from disposals of loans and receivables	23	9	32	156	(28)	32	36
Other[4]	53	67	35	(21)	51	121	(142)
Total other income	276	189	188	46	47	465	152

[1]  Includes foreign exchange gains/losses reclassified from other comprehensive income related to disposed or dormant subsidiaries.    [2]  Includes net rent received from third parties and net operating expenses.    [3]  Includes unrealized and realized gains/losses from investment properties at fair value and foreclosed assets.    [4]  The first quarter of 2013 included a loss of CHF 119 million related to the buyback of debt in a public tender offer.

Note 6 Personnel expenses

	For the quarter ended			% change from		Year-to-date
CHF million	30.6.14	31.3.14	30.6.13	1Q14	2Q13	30.6.14	30.6.13
Salaries and variable compensation	2,467	2,520	2,415	(2)	2	4,986	5,104
Contractors	56	54	42	4	33	110	85
Social security	170	259	215	(34)	(21)	429	432
Pension and other post-employment benefit plans	177	193	218	(8)	(19)	370	434
Wealth Management Americas: Financial advisor compensation[1]	822	790	813	4	1	1,612	1,588
Other personnel expenses	150	152	153	(1)	(2)	302	312
Total personnel expenses[2]	3,842	3,967	3,855	(3)	0	7,809	7,955

1  Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated based on financial advisor productivity, firm tenure, assets and other variables. It also includes charges related to compensation commitments with financial advisors entered into at the time of recruitment, which are subject to vesting requirements.    2   Includes restructuring charges. Refer to “Note 16 Changes in organization” for more information.

115

Notes to the interim consolidated financial statements

Note 7 General and administrative expenses

	For the quarter ended			% change from		Year-to-date
CHF million	30.6.14	31.3.14	30.6.13	1Q14	2Q13	30.6.14	30.6.13
Occupancy	244	251	255	(3)	(4)	494	516
Rent and maintenance of IT and other equipment	95	117	114	(19)	(17)	211	229
Communication and market data services	149	150	158	(1)	(6)	298	311
Administration	109	106	118	3	(8)	215	246
Marketing and public relations	108	94	108	15	0	202	220
Travel and entertainment	119	107	112	11	6	225	212
Professional fees	331	256	238	29	39	587	444
Outsourcing of IT and other services	370	357	325	4	14	727	628
Provisions for litigation, regulatory and similar matters[1], [2]	254	193	658	32	(61)	447	1,036
Other[3]	94	49	213	92	(56)	143	456
Total general and administrative expenses[4]	1,871	1,679	2,299	11	(19)	3,550	4,298

1  Reflects the net increase/release of provisions for litigation, regulatory and similar matters recognized in the income statement. In addition, the second quarter of 2014 included recoveries from third parties of CHF 5 million (first quarter 2014: CHF 1 million, second quarter 2013: CHF 2 million). A portion (CHF 25 million release) of the net increase/release recognized in the income statement for provisions for certain litigation, regulatory and similar matters for the second quarter of 2014 as presented in “Note 14a Provisions” was recorded as other income rather than as general and administrative expenses.    2  Refer to “Note 14 Provisions and contingent liabilities” for more information.    3  The second quarter of 2014 included an impairment charge of CHF 78 million related to certain disputed receivables. The second quarter of 2013 included a charge of CHF 106 million related to the Swiss-UK tax agreement and an impairment charge of CHF 87 million related to certain disputed receivables.    4  Includes restructuring charges. Refer to “Note 16 Changes in organization” for more information.

Note 8 Income taxes

The Group recognized a net income tax expense of CHF 314 million for the second quarter of 2014 compared with a net income tax expense of CHF 339 million in the prior quarter. The second quarter net income tax expense included a deferred tax expense of CHF 195 million in respect of the amortization of deferred tax assets previously recognized in relation to tax losses carried forward to reflect their offset against Swiss taxable profits for the quarter. In addition, it included net income tax expenses of CHF 119 million in respect of taxable profits primarily relating to branches and subsidiaries outside of Switzerland.

116

Financial information

Note 9 Earnings per share (EPS) and shares outstanding

	As of or for the quarter ended			% change from		As of or year-to-date
	30.6.14	31.3.14	30.6.13	1Q14	2Q13	30.6.14	30.6.13

Basic earnings (CHF million)
Net profit/(loss) attributable to UBS shareholders	792	1,054	690	(25)	15	1,846	1,678

Diluted earnings (CHF million)
Net profit/(loss) attributable to UBS shareholders	792	1,054	690	(25)	15	1,846	1,678
Less: (profit)/loss on UBS equity derivative contracts	(3)	0	0			(2)	0
Net profit/(loss) attributable to UBS shareholders for diluted EPS	789	1,054	690	(25)	14	1,844	1,678

Weighted average shares outstanding
Weighted average shares outstanding for basic EPS	3,752,038,863	3,766,005,832	3,761,280,365	0	0	3,759,022,348	3,758,035,187
Effect of dilutive potential shares resulting from notional shares, in-the-money options and warrants outstanding	82,622,660	85,654,571	74,928,363	(4)	10	84,207,566	79,387,434
Weighted average shares outstanding for diluted EPS	3,834,661,523	3,851,660,403	3,836,208,728	0	0	3,843,229,914	3,837,422,621

Earnings per share (CHF)
Basic	0.21	0.28	0.18	(25)	17	0.49	0.45
Diluted	0.21	0.27	0.18	(22)	17	0.48	0.44

Shares outstanding
Shares issued	3,844,030,621	3,843,383,192	3,839,378,864	0	0
Treasury shares	91,236,602	92,241,706	71,621,067	(1)	27
Shares outstanding	3,752,794,019	3,751,141,486	3,767,757,797	0	0
Exchangeable shares	0	0	416,708		(100)
Shares outstanding for EPS	3,752,794,019	3,751,141,486	3,768,174,505	0	0
The table below outlines the potential shares which could dilute basic earnings per share in the future, but were not dilutive for the periods presented.
				% change from
Number of shares	30.6.14	31.3.14	30.6.13	1Q14	2Q13	30.6.14	30.6.13

Potentially dilutive instruments
Employee share-based compensation awards	101,558,712	106,001,462	129,331,020	(4)	(21)	101,558,712	129,331,020
Other equity derivative contracts	10,953,906	13,408,690	15,263,515	(18)	(28)	10,796,338	14,986,238
SNB warrants[1]			100,000,000		(100)		100,000,000
Total	112,512,618	119,410,152	244,594,535	(6)	(54)	112,355,050	244,317,258

1 These warrants related to the SNB transaction. The SNB provided a loan to a fund owned and controlled by the SNB (the SNB StabFund), to which UBS transferred certain illiquid securities and other positions in 2008 and 2009. As part of this arrangement, UBS granted warrants on shares to the SNB, which would have been exercisable if the SNB incurred a loss on its loan to the SNB StabFund. In the fourth quarter of 2013, these warrants were terminated by the SNB following the full repayment of the loan in the third quarter of 2013.

117

Notes to the interim consolidated financial statements

Note 10 Fair value measurement

This note provides fair value measurement information for both financial and non-financial instruments and is structured as follows:

a)	Valuation principles
b)	Valuation governance
c)	Valuation techniques
d)	Valuation adjustments
e)	Fair value measurements and classification within the fair value hierarchy
f)	Transfers between Level 1 and Level 2 in the fair value hierarchy
g)	Movements of Level 3 instruments
h)	Valuation of assets and liabilities classified as Level 3
i)	Sensitivity of fair value measurements to changes in unobservable input assumptions
j)	Deferred day-1 profit or loss
k)	Financial instruments not measured at fair value

a) Valuation principles

Fair value is defined as the price that would be received for the sale of an asset or paid to transfer a liability in an orderly transaction between market participants in the principal market (or most advantageous market, in the absence of a principal market) as of the measurement date. In measuring fair value, the Group utilizes various valuation approaches and applies a hierarchy for prices and inputs that maximizes the use of observable market data, if available.

All financial and non-financial assets and liabilities measured or disclosed at fair value are categorized into one of three fair value hierarchy levels. In certain cases, the inputs used to measure fair value may fall within different levels of the fair value hierarchy. For disclosure purposes, the level in the hierarchy within which the instrument is classified in its entirety is based on the lowest level input that is significant to the position’s fair value measurement:

–	Level 1 – quoted prices (unadjusted) in active markets for identical assets and liabilities;
–	Level 2 – valuation techniques for which all significant inputs are, or are based on, observable market data or
–	Level 3 – valuation techniques for which significant inputs are not based on observable market data

If available, fair values are determined using quoted prices in active markets for identical assets or liabilities. An active market is one in which transactions for the asset or liability take place with sufficient frequency and volume to provide pricing data on an ongoing basis. Assets and liabilities that are quoted and traded in an active market are valued at the currently quoted price multiplied by the number of units of the instrument held.

Where the market for a financial instrument or non-financial asset or liability is not active, fair value is established using a valuation technique, including pricing models. Valuation techniques involve the use of estimates, the extent of which depends on the complexity of the instrument and the availability of market-based data. Valuation adjustments may be made to allow for additional factors including model, liquidity and credit risks, which are not explicitly captured within the valuation technique, but which would nevertheless be considered by market participants when forming a price. The limitations inherent in a particular valuation technique are considered in the determination of an asset or liability’s classification within the fair value hierarchy.

Many cash instruments and over-the-counter (OTC) derivative contracts have bid and offer prices that can be observed in the marketplace. Bid prices reflect the highest price that a party is willing to pay for an asset. Offer prices represent the lowest price that a party is willing to accept for an asset. In general, long positions are measured at a bid price and short positions at an offer price, reflecting the prices at which the instruments could be transferred under normal market conditions. Offsetting positions in the same financial instrument are marked at the mid-price within the bid-offer spread.

Generally, the unit of account for a financial instrument is the individual instrument, and UBS applies valuation adjustments at an individual instrument level, consistent with that unit of account. However, if certain conditions are met, UBS may estimate the fair value of a portfolio of financial assets and liabilities with substantially similar and offsetting risk exposures on the basis of the net open risks.

For transactions where the valuation technique used to measure fair value requires significant inputs that are not based on observable market data, the financial instrument is initially recognized at the transaction price. This initial recognition amount may differ from the fair value obtained using the valuation technique. Any such difference is deferred and not recognized in the income statement and referred to as deferred day-1 profit or loss. Refer to “Note 10j Deferred day-1 profit or loss” for more information.

b) Valuation governance

UBS’s fair value measurement and model governance framework includes numerous controls and other procedural safeguards that are intended to maximize the quality of fair value measurements reported in the financial statements. New products and valuation techniques must be reviewed and approved by key stakeholders from risk and finance control functions. Responsibility for the ongoing measurement of financial and non-financial instruments at fair value resides with the business divisions, but is validated by risk and finance control functions, which are independent of the business divisions. In carrying out their valuation responsibilities,

118

Financial information

Note 10 Fair value measurement (continued)

the businesses are required to consider the availability and quality of external market data and to provide justification and rationale for their fair value estimates.

Independent price verification is performed by the finance function to evaluate the business divisions’ pricing input assumptions and modeling approaches. By benchmarking the business divisions’ fair value estimates with observable market prices and other independent sources, the degree of valuation uncertainty embedded in these measurements is assessed and managed as required in the governance framework. Fair value measurement models are assessed for their ability to value specific products in the principal market of the product itself, as well as the principal market for the main valuation input parameters to the model.

An independent model review group evaluates UBS’s valuation models on a regular basis, or when established triggers occur, and approves them for valuation of specific products. As a result of the valuation controls employed, valuation adjustments may be made to the business divisions’ estimates of fair value to align with independent market data and the relevant accounting standard. Refer to “Note 10d Valuation adjustments” for more information.

c) Valuation techniques

Valuation techniques are used to value positions for which a market price is not available from market sources. This includes certain less liquid debt and equity instruments, certain exchange-traded derivatives and all derivatives transacted in the OTC market. UBS uses widely recognized valuation techniques for determining the fair value of financial and non-financial instruments that are not actively traded and quoted. The most frequently applied valuation techniques include discounted value of expected cash flows, relative value and option pricing methodologies.

Discounted value of expected cash flows is a valuation technique that measures fair value using estimated expected future cash flows from assets or liabilities and then discounts these cash flows using a discount rate or discount margin that reflects the credit and/or funding spreads required by the market for instruments with similar risk and liquidity profiles to produce a present value. When using such valuation techniques, expected future cash flows are estimated using an observed or implied market price for the future cash flows or by using industry standard cash flow projection models. The discount factors within the calculation are generated using industry standard yield curve modeling techniques and models.

Relative value models measure fair value based on the market prices of equivalent or comparable assets or liabilities, making adjustments for differences between the characteristics of the observed instrument and the instrument being valued.

Option pricing models incorporate assumptions regarding the behavior of future price movements of an underlying referenced asset or assets to generate a probability-weighted future expected payoff for the option. The resulting probability-weighted expected payoff is then discounted using discount factors generated from industry standard yield curve modeling techniques and models. The option pricing model may be implemented using a closed-form analytical formula or other mathematical techniques (e.g., binomial tree or Monte Carlo simulation).

Where available, valuation techniques use market-observable assumptions and inputs. If such data is not available, inputs may be derived by reference to similar assets in active markets, from recent prices for comparable transactions or from other observable market data. When measuring fair value, UBS selects the non-market-observable inputs to be used in its valuation techniques, based on a combination of historical experience, derivation of input levels based on similar products with observable price levels and knowledge of current market conditions and valuation approaches.

For more complex instruments and instruments not traded in an active market, fair values may be estimated using a combination of observed transaction prices, consensus pricing services and relevant quotes. Consideration is given to the nature of the quotes (e.g., indicative or firm) and the relationship of recently evidenced market activity to the prices provided by consensus pricing services. UBS also uses internally developed models, which are typically based on valuation methods and techniques recognized as standard within the industry.

Assumptions and inputs used in valuation techniques include benchmark interest rate curves, credit and funding spreads used in estimating discount rates, bond and equity prices, equity index prices, foreign exchange rates, levels of market volatility and correlation, (refer to “Note 10h Valuation of assets and liabilities classified as Level 3”). The discount curves used by the Group incorporate the funding and credit characteristics of the instruments to which they are applied.

d) Valuation adjustments

The output of a valuation technique is always an estimate or approximation of a fair value that cannot be measured with complete certainty. As a result, valuations are adjusted, where appropriate, to reflect close-out costs, credit exposure, model-driven valuation uncertainty, trading restrictions and other factors, when such factors would be considered by market participants in estimating fair value. Valuation adjustments are an important component of fair value for assets and liabilities that are measured using valuation techniques.

119

Notes to the interim consolidated financial statements

Note 10 Fair value measurement (continued)

Such adjustments are applied to reflect uncertainties within the fair value measurement process, to adjust for an identified model simplification or to incorporate an aspect of fair value that requires an overall portfolio assessment rather than an evaluation based on an individual instrument level characteristic.

    The major classes of valuation adjustments are discussed in further detail below.

Reflection of market bid-offer levels

Instruments that are measured as part of a portfolio of combined long and short positions are valued at mid-market levels to ensure consistent valuation of the long and short component risks. A valuation adjustment is then made to the overall net long or short exposure to move the fair value to bid or offer as appropriate, reflecting current levels of market liquidity. The bid-offer spreads used in the calculation of the valuation adjustment are obtained from market transactions and other relevant sources and are updated periodically.

Reflection of model uncertainty

Uncertainties associated with the use of model-based valuations are incorporated into the measurement of fair value through the use of model reserves. These reserves reflect the amounts that the Group estimates should be deducted from valuations produced directly by models to incorporate uncertainties in the relevant modeling assumptions, in the model and market inputs used, or in the calibration of the model output to adjust for known model deficiencies. In arriving at these estimates, the Group considers a range of market practices, including how it believes market participants would assess these uncertainties. Model reserves are reassessed periodically in light of data from market transactions, consensus pricing services and other relevant sources.

Day-1 reserves

Day-1 profit or loss reserves are reflected, where appropriate, as valuation adjustments. Refer to “Note 10j Deferred day-1 profit or loss” for more information.

Counterparty credit risk in the valuation of derivatives

In order to measure fair value, credit valuation adjustments (CVA) are necessary to reflect the credit risk of the counterparty inherent in OTC derivative instruments. This amount represents the estimated fair value of protection required to hedge the counterparty credit risk of such instruments. The CVA is determined for each counterparty considering all exposures to that counterparty and is dependent on the expected future value of exposures, default probabilities and recovery rates, applicable collateral or netting arrangements, break clauses and other contractual factors.

Own credit risk in the valuations of OTC derivative instruments

The Group estimates debit valuation adjustments (DVA) to incorporate own credit in the valuation of derivatives, effectively consistent with the CVA methodology. DVA represents the theoretical cost to counterparties of hedging, or the credit risk reserve that a counterparty could reasonably be expected to hold, against their credit risk exposure to UBS. DVA is determined for each counter-party considering all exposures with that counterparty and taking into account collateral netting agreements, expected future mark-to-market movements and UBS’s credit default spreads.

UBS’s own credit risk in the valuations of financial liabilities designated at fair value

In addition to considering the valuation of the derivative risk component, the valuation of fair value option liabilities also requires consideration of the funded component and specifically the own credit component of fair value. Own credit risk is reflected if this component would be considered for valuation purposes by market participants. Consequently, own credit risk is not reflected for those contracts that are fully collateralized and for other contracts for which it is established market practice not to include an own credit component. The own credit component is estimated using a funds transfer price (FTP) curve to derive a single, market-based level of discounting for uncollateralized funded instruments. UBS senior debt curve spreads are discounted in order to arrive at the FTP curve, with the discount primarily reflecting the differences between the spreads in the senior unsecured debt market for UBS debt and the levels at which UBS medium-term notes are currently issued. The FTP curve is generally a Level 2 pricing input. However, certain long-dated exposures that are beyond the tenors that are actively traded are classified as Level 3.

    The effects of own credit adjustments related to financial liabilities designated at fair value (predominantly issued structured products) as of 30 June 2014, 31 March 2014 and 30 June 2013, respectively, are summarized in the table below.

    Year-to-date amounts represent the change during the year, and life-to-date amounts reflect the cumulative change since initial recognition. The change in own credit for the period consists of changes in fair value that are attributable to the change in UBS’s credit spreads as well as the effect of changes in fair values attributable to factors other than credit spreads, such as redemptions, effects from time decay and changes in interest and other market rates.

Own credit on financial liabilities designated at fair value
	As of or for the quarter ended			Year-to-date
CHF million	30.6.14	31.3.14	30.6.13	30.6.14	30.6.13
Gain/(loss) for the period ended	72	88	138	160	(43)
Life-to-date gain/(loss)	(412)	(485)	(339)

120

Financial information

Note 10 Fair value measurement (continued)

e) Fair value measurements and classification within the fair value hierarchy

The classification in the fair value hierarchy of the Group’s financial and non-financial assets and liabilities measured at fair value is summarized in the table below. The narrative that follows describes the significant valuation inputs and assumptions for each class of assets and liabilities measured at fair value, the valuation techniques, where applicable, used in measuring their fair value, and the factors determining their classification within the fair value hierarchy.

Determination of fair values from quoted market prices or valuation techniques[1]
	30.6.14				31.3.14				31.12.13
CHF billion	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Assets measured at fair value on a recurring basis

Financial assets held for trading[2]	90.1	30.9	4.7	125.8	81.7	33.2	3.9	118.7	79.9	30.1	4.3	114.2
of which:
Government bills/bonds	10.1	4.8	0.0	15.0	7.7	5.5	0.0	13.2	7.9	5.1	0.0	13.1
Corporate bonds and municipal bonds, including bonds issued by financial institutions	1.0	13.5	1.5	16.0	0.9	13.2	1.5	15.5	1.1	13.3	1.7	16.0
Loans	0.0	3.1	2.0	5.1	0.0	4.5	0.8	5.4	0.0	2.0	1.0	3.0
Investment fund units	6.9	5.7	0.3	12.8	5.5	6.2	0.2	11.9	4.8	6.0	0.3	11.1
Asset-backed securities	0.0	2.2	0.7	2.9	0.0	2.4	1.0	3.4	0.0	2.3	1.0	3.3
Equity instruments	56.0	1.2	0.1	57.3	52.9	0.9	0.2	54.0	50.7	1.0	0.2	51.9
Financial assets for unit-linked investment contracts	16.2	0.5	0.1	16.8	14.8	0.5	0.1	15.4	15.4	0.4	0.1	15.8

Positive replacement values	0.6	198.8	5.4	204.7	0.8	208.8	5.6	215.3	0.7	247.9	5.5	254.1
of which:
Interest rate contracts	0.0	118.0	0.3	118.3	0.0	120.6	0.6	121.2	0.0	130.4	0.3	130.7
Credit derivative contracts	0.0	16.9	2.9	19.7	0.0	16.5	2.9	19.4	0.0	20.1	3.0	23.1
Foreign exchange contracts	0.2	43.8	0.8	44.7	0.3	52.1	0.8	53.2	0.5	74.6	0.9	76.0
Equity/index contracts	0.0	17.5	1.4	19.0	0.0	16.9	1.3	18.2	0.0	19.3	1.2	20.6
Commodities contracts	0.0	2.6	0.0	2.6	0.0	2.7	0.0	2.7	0.0	3.5	0.0	3.5

Financial assets designated at fair value	0.1	1.8	3.6	5.5	0.1	1.7	4.1	5.9	0.1	2.9	4.4	7.4
of which:
Loans (including structured loans)	0.0	1.1	0.9	2.0	0.0	1.2	1.2	2.4	0.0	1.4	1.1	2.5
Structured reverse repurchase and securities borrowing agreements	0.0	0.3	2.6	2.9	0.0	0.1	2.7	2.8	0.0	1.1	3.1	4.2
Other	0.1	0.4	0.1	0.7	0.1	0.4	0.1	0.7	0.1	0.5	0.2	0.7

Financial investments available-for-sale	28.9	22.6	0.7	52.2	32.5	19.9	0.8	53.2	39.7	19.0	0.8	59.5
of which:
Government bills/bonds	25.4	2.3	0.0	27.7	30.2	1.3	0.0	31.5	38.0	1.2	0.0	39.2
Corporate bonds and municipal bonds, including bonds issued by financial institutions	3.4	16.3	0.1	19.7	2.2	14.6	0.1	16.8	1.6	13.6	0.1	15.3
Investment fund units	0.0	0.1	0.3	0.4	0.0	0.0	0.2	0.3	0.0	0.0	0.2	0.3
Asset-backed securities	0.0	3.9	0.0	3.9	0.0	3.9	0.0	3.9	0.0	4.0	0.0	4.0
Equity instruments	0.1	0.1	0.4	0.6	0.1	0.1	0.4	0.6	0.1	0.1	0.4	0.6

Non-financial assets
Precious metals and other physical commodities	6.7	0.0	0.0	6.7	7.0	0.0	0.0	7.0	8.6	0.0	0.0	8.6

Assets measured at fair value on a non-recurring basis
Other assets[3]	0.0	0.1	0.1	0.1	0.0	0.1	0.1	0.1	0.0	0.1	0.1	0.1
Total assets measured at fair value	126.5	254.1	14.4	395.0	122.1	263.7	14.4	400.2	129.1	299.9	15.0	444.0

121

Notes to the interim consolidated financial statements

Note 10 Fair value measurement (continued)

Determination of fair values from quoted market prices or valuation techniques[1] (continued)
	30.6.14				31.3.14				31.12.13
CHF billion	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Liabilities measured at fair value on a recurring basis
Trading portfolio liabilities	23.9	5.9	0.1	29.9	24.5	4.9	0.1	29.5	22.5	3.9	0.2	26.6
of which:
Government bills/bonds	7.4	1.7	0.0	9.1	8.3	1.1	0.0	9.5	6.9	0.5	0.0	7.3
Corporate bonds and municipal bonds, including bonds issued by financial institutions	0.1	3.9	0.1	4.2	0.1	3.5	0.1	3.7	0.3	3.2	0.2	3.6
Investment fund units	0.4	0.1	0.0	0.5	0.4	0.1	0.0	0.4	0.4	0.1	0.0	0.5
Asset-backed securities	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Equity instruments	15.9	0.2	0.0	16.1	15.7	0.2	0.0	15.8	15.0	0.2	0.0	15.1

Negative replacement values[4]	0.6	197.2	5.6	203.4	0.9	203.9	5.3	210.1	0.8	242.9	4.4	248.1
of which:
Interest rate contracts	0.0	108.4	0.7	109.0	0.0	108.6	0.9	109.4	0.0	118.0	0.4	118.4
Credit derivative contracts	0.0	16.5	2.3	18.8	0.0	16.0	2.1	18.1	0.0	19.5	2.0	21.5
Foreign exchange contracts	0.2	49.3	0.4	49.9	0.3	56.9	0.4	57.6	0.5	79.3	0.5	80.3
Equity/index contracts	0.0	20.5	2.2	22.6	0.0	19.5	1.9	21.4	0.0	22.9	1.5	24.4
Commodities contracts	0.0	2.5	0.0	2.6	0.0	2.9	0.0	2.9	0.0	3.2	0.0	3.2

Financial liabilities designated at fair value	0.0	56.3	12.5	68.9	0.0	56.5	12.3	68.7	0.0	57.8	12.1	69.9
of which:
Non-structured fixed-rate bonds	0.0	2.1	1.6	3.6	0.0	2.2	1.5	3.7	0.0	2.4	1.2	3.7
Structured debt instruments issued	0.0	48.2	8.1	56.3	0.0	47.8	8.1	55.8	0.0	48.4	7.9	56.3
Structured over-the-counter debt instruments	0.0	5.5	2.0	7.5	0.0	6.1	1.8	7.9	0.0	6.5	1.8	8.3
Structured repurchase agreements	0.0	0.5	0.9	1.4	0.0	0.4	1.0	1.3	0.0	0.4	1.2	1.6
Loan commitments	0.0	0.0	0.0	0.0	0.0	0.1	0.0	0.1	0.0	0.0	0.0	0.0

Other liabilities – amounts due under unit-linked investment contracts	0.0	16.9	0.0	16.9	0.0	15.6	0.0	15.6	0.0	16.2	0.0	16.2
Total liabilities measured at fair value	24.5	276.4	18.3	319.1	25.3	280.9	17.7	323.9	23.3	320.7	16.8	360.7
1  Bifurcated embedded derivatives are presented on the same balance sheet lines as their host contracts and are excluded from this table. As of 30 June 2014, net bifurcated embedded derivative liabilities held at fair value, totaling CHF 0.1 billion (of which CHF 0.1 billion were net Level 2 assets and CHF 0.1 billion net Level 2 liabilities) were recognized on the balance sheet within Debt issued. As of 31 March 2014, net bifurcated embedded derivative liabilities held at fair value, totaling CHF 0.1 billion (of which CHF 0.2 billion were net Level 2 assets and CHF 0.3 billion net Level 2 liabilities) were recognized on the balance sheet within Debt issued. As of 31 December 2013, net bifurcated embedded derivative liabilities held at fair value, totaling CHF 0.2 billion (of which CHF 0.2 billion were net Level 2 assets and CHF 0.4 billion net Level 2 liabilities) were recognized on the balance sheet within Debt issued.    2  Financial assets held for trading do not include precious metals and commodities.    3  Other assets primarily consist of assets held for sale, which are measured at the lower of their net carrying amount or fair value less costs to sell.    4  Includes a life-to-date debit valuation adjustment gain on derivatives of CHF 179 million as of 30 June 2014 (31 March 2014: CHF 229 million, 31 December 2013: CHF 256 million).

Financial assets and liabilities held for trading, financial assets designated at fair value and financial investments available-for-sale

Government bills and bonds

Government bills and bonds include fixed-rate, floating-rate and inflation-linked bills and bonds issued by sovereign governments, as well as interest and principal strips based on these bonds. Such instruments are generally traded in active markets and prices can be obtained directly from these markets, resulting in classification as Level 1, while the majority of the remaining positions are classified as Level 2. Instruments that cannot be priced directly using active market data are valued using discounted cash flow valuation techniques that incorporate market data for similar government instruments converted into yield curves. These yield curves are used to project future index levels, and to discount expected future cash flows. The main inputs to valuation techniques for these instruments are bond prices and inputs to estimate the future index levels for floating or inflation index-linked instruments. Instruments classified as Level 3 are limited and are generally classified as such due to the requirement to extrapolate yield curve inputs outside the range of active market trading.

Corporate and municipal bonds

Corporate bonds include senior, junior and subordinated debt issued by corporate entities. Municipal bonds are issued by state and local governments. While most instruments are standard fixed or floating-rate securities, some may have more complex

122

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Note 10 Fair value measurement (continued)

coupon or embedded option features. Corporate and municipal bonds are generally valued using prices obtained directly from the market. In cases where no directly comparable price is available, instruments may be valued using yields derived from other securities by the same issuer or benchmarked against similar securities, adjusted for seniority, maturity and liquidity. Instruments that cannot be priced directly using active market data are valued using discounted cash flow valuation techniques incorporating the credit spread of the issuer, which may be derived from other issuances or CDS data for the issuer, estimated with reference to other equivalent issuer price observations or from credit modeling techniques. Corporate bonds are typically classified as Level 2 because, although market data is readily available, there is often insufficient third-party trading transaction data to justify an active market and corresponding Level 1 classification. Municipal bonds are generally classified as Level 1 or Level 2 depending on the depth of trading activity behind price sources. Level 3 instruments have no suitable price available for the security held or by reference to other securities issued by the same issuer. Therefore, these instruments are measured based on price levels for similar issuers adjusted for relative tenor and issuer quality.

    Convertible bonds are generally valued using prices obtained directly from market sources. In cases where no directly comparable price is available, issuances may be priced using a convertible bond model, which values the embedded equity option and debt components and discounts these amounts using a curve that incorporates the credit spread of the issuer. Although market data is readily available, convertible bonds are typically classified as Level 2 because there is insufficient third-party trading transaction data to justify a Level 1 classification.

Traded loans and loans designated at fair value

Traded loans and loans designated at fair value are valued directly using market prices that reflect recent transactions or quoted dealer prices where available. For illiquid loans where no market price data is available, alternative valuation techniques are used, which include relative value benchmarking using pricing derived from debt instruments in comparable entities or different products in the same entity. The corporate lending portfolio is valued using either directly observed market prices typically from consensus providers or by using a credit default swap valuation technique, which requires inputs for credit spreads, credit recovery rates and interest rates. The market for these instruments is not actively traded and even though price data is available it may not be directly observable, and therefore corporate loans typically do not meet Level 1 classification. Instruments with suitably deep and liquid price data available will be classified as Level 2, while any positions requiring the use of valuation techniques or for which the price sources have insufficient trading depth are classified as Level 3. Recently originated commercial real estate loans which are classified as Level 3 are measured using a securitization approach based on rating agency guidelines. Future profit and loss from the securitization is not recognized, but overall spread moves are captured in the loan valuation.

    Included within loans are various contingent lending transactions, for which valuations are dependent on actuarial mortality levels and actuarial life insurance policy lapse rates. Mortality and lapse rate assumptions are based on external actuarial estimations for large homogeneous pools, and contingencies are derived from a range relative to the actuarially expected amount. In addition, the pricing technique uses volatility of mortality as an input.

Investment fund units

Investment fund units are predominantly exchange traded, with readily available quoted prices in liquid markets. Where market prices are not available, fair value may be measured using net asset values (NAV), taking into account any restrictions imposed upon redemption. Listed units are classified as Level 1, provided there is sufficient trading to justify active market classification, while other positions are classified as Level 2. Positions where NAV is not available or which are not redeemable at the measurement date or in the near future are classified as Level 3.

Asset-backed securities

Residential mortgage-backed securities (RMBS), commercial mortgage-backed securities (CMBS), other asset-backed securities (ABS) and collateralized debt obligations (CDO)

RMBS, CMBS, ABS and CDO are instruments generally issued through the process of securitization of underlying interest bearing assets. The underlying collateral for RMBS is residential mortgages, for CMBS, commercial mortgages, for ABS, other assets such as credit card, car or student loans and leases and for CDO, other securitized positions of RMBS, CMBS or ABS. The market for these securities is not active, and therefore a variety of valuation techniques are used to measure fair value. For more liquid securities, trade data or quoted prices may be obtained periodically for the instrument held, and the valuation process will use this trade and price data, updated for movements in market levels between the time of trading and the time of valuation. Less liquid instruments are measured using discounted expected cash flows incorporating price data for instruments or indices with similar risk profiles. Expected cash flow estimation involves the modeling of the expected collateral cash flows using input assumptions derived from proprietary models, fundamental analysis and/or market research based on management’s quantitative and qualitative assessment of current and future economic conditions. The expected collateral cash flows thus estimated are then converted into the securities’ projected performance under such conditions based on the credit enhancement and subordination terms of the securitization. Expected cash flow schedules are discounted using a rate or discount margin that reflects the discount levels required by the market for instruments with similar risk and liquidity profiles. Inputs to discounted expected cash flow techniques include

123

Notes to the interim consolidated financial statements

Note 10 Fair value measurement (continued)

asset prepayment rates, discount margin or discount yields, asset default rates and asset loss on default severity, which may in turn be estimated using more fundamental loan and economic drivers such as, but not limited to, loan-to-value data, house price appreciation, foreclosure costs, rental income levels, void periods and employment rates. RMBS, CMBS and ABS are generally classified as Level 2. However, if significant inputs are unobservable, or if market or fundamental data is not available for instruments or collateral with a sufficiently similar risk profile to the positions held, they are classified as Level 3.

Equity instruments

The majority of equity securities are actively traded on public stock exchanges where quoted prices are readily and regularly available, resulting in their classification as Level 1. Units held in hedge funds are also classified as equity instruments. Fair value for these units is measured based on their published NAV, taking into account any restrictions imposed upon the redemption. These units are classified as Level 2, except for positions where published NAV is not available or which are not redeemable at the measurement date or in the near future, which are classified as Level 3.

    Unlisted equity holdings, including private equity positions, are initially marked at their transaction price and are periodically revalued to the extent reliable evidence of price movements becomes available or the position is deemed to be impaired.

Financial assets underlying unit-linked investments

Unit-linked investment contracts allow investors to invest in a pool of assets through issued investment units. The unit holders are exposed to all risks and rewards associated with the reference asset pool. Assets held under unit-linked investment contracts are presented as Trading portfolio assets. The majority of assets are listed on exchanges and are classified as Level 1 if actively traded, or Level 2 if trading is not active. However, instruments for which prices are not readily available are classified as Level 3.

Structured repurchase agreements and structured reverse repurchase agreements

Structured repurchase agreements and structured reverse repurchase agreements designated at fair value are measured using discounted expected cash flow techniques. The discount rate applied is based on funding curves that are specific to the collateral eligibility terms for the contract in question. Collateral terms for these positions are not standard and therefore funding spread levels used for valuation purposes cannot be observed in the market. As a result, these positions are mostly classified as Level 3.

Replacement values

Collateralized and uncollateralized instruments

The curves used for discounting expected cash flows in the valuation of collateralized derivatives reflect the funding terms associated with the relevant collateral arrangement for the instrument being valued. These collateral arrangements differ across counter-parties with respect to the eligible currency and interest terms of the collateral. The majority of collateralized derivatives are measured using a discount curve that is based on funding rates derived from overnight interest in the cheapest eligible currency for the respective counterparty collateral agreement.

    Uncollateralized derivatives are discounted using the LIBOR (or equivalent) curve for the currency of the instrument. As described in “Note 10d Valuation adjustments,” the fair value of uncollateralized derivatives is adjusted using CVA or DVA processes to reflect an estimation of the impact of counterparty credit and UBS own credit risk on the fair value of assets and liabilities.

Interest rate contracts

Interest rate swap contracts include interest rate swaps, basis swaps, cross-currency swaps, inflation swaps and interest rate forwards, often referred to as forward rate agreements (FRA). These products are valued by estimating future interest cash flows and discounting those cash flows using a rate that reflects the appropriate funding rate for the position being measured. The yield curves used to estimate future index levels and discount rates are generated using market standard yield curve models using interest rates associated with current market activity. The key inputs to the models are interest rate swap rates, FRA rates, short-term interest rate futures prices, basis swap spreads and inflation swap rates. In most cases, the standard market contracts that form the inputs for yield curve models are traded in active and observable markets, resulting in the majority of these financial instruments being classified as Level 2.

    Interest rate option contracts include caps and floors, swaptions, swaps with complex payoff profiles and other more complex interest rate options. These contracts are valued using various market standard option models, using inputs that include interest rate yield curves, inflation curves, volatilities and correlations. The volatility and correlation inputs within the models are implied from market data based on market observed prices for standard option instruments trading within the market. Option models used to value more exotic products have a number of model parameter inputs that require calibration to enable the exotic model to price standard option instruments to the price levels observed in the market. Although these inputs cannot be directly observed, they are generally treated as Level 2, as the calibration process enables the model output to be validated to active market levels. Models calibrated in this way are then used to revalue the portfolio of both standard options as well as more exotic products. In most cases, there are active and observable markets for the standard market instruments that form the inputs for yield curve models as well as the financial instruments from which volatility and correlation inputs are derived, resulting in the majority of these products being classified as Level 2. Within interest rate option contracts, exotic options for which appropriate

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volatility or correlation input levels cannot be implied from observable market data are classified as Level 3. These options are valued using volatility and correlation levels derived from non-market sources.

    Interest rate swap and option contracts are classified as Level 3 when the maturity of the contract exceeds the term for which standard market quotes are observable for a significant input parameter. Such positions are valued by extrapolation from the last observable point using standard assumptions or by reference to another observable comparable input parameter to represent a suitable proxy for that portion of the term.

    Balance guaranteed swaps (BGS) are interest rate or currency swaps that have a notional schedule based on a securitization vehicle, requiring the valuation to incorporate an adjustment for the unknown future variability of the notional schedule. Inputs to value BGS are those used to value the standard market risk on the swap and those used to estimate the notional schedule of the underlying securitization pool (i.e., prepayment, default and interest rates). BGS are classified as Level 3, as the correlation between unscheduled notional changes and the underlying market risk of the BGS does not have an active market and cannot be observed.

Credit derivative contracts

Credit derivative contracts based on a single credit name include credit default swaps (CDS) based on corporate and sovereign single names, CDS on loans and certain total return swaps (TRS). These contracts are valued by estimating future default probabilities using industry standard models based on market credit spreads, upfront pricing points and implied recovery rates. These default and recovery assumptions are used to generate future expected cash flows that are then discounted using market standard discounted cash flow models and a discount rate that reflects the appropriate funding rate for that portion of the portfolio. TRS and certain single-name CDS contracts for which a derivative-based credit spread is not directly available are valued using a credit spread derived from the price of the cash bond that is referenced in the credit derivative, adjusted for any funding differences between the cash and synthetic product. Loan CDS for which a credit spread cannot be observed directly may be valued, where possible, using the corporate debt curve for the entity, adjusted for differences between loan and debt default definitions and recovery rate assumptions. Inputs to the valuation models used to value single-name and loan CDS include single-name credit spreads and upfront pricing points, recovery rates and funding curves. In addition, corporate bond prices are used as inputs to the valuation model for TRS and certain single-name or loan CDS as described. Many single-name credit default swaps are classified as Level 2 because the credit spreads and recovery rates used to value these contracts are actively traded and observable market data is available. Where the underlying reference name is not actively traded, these contracts are classified as Level 3.

    Credit derivative contracts based on a portfolio of credit names include credit default swaps on a credit index, credit default swaps based on a bespoke portfolio or first to default swaps (FTD). The valuation of these contracts is similar to that described above for single-name CDS and includes an estimation of future default probabilities using industry standard models based on market credit spreads, upfront pricing points and implied recovery rates. These default and recovery assumptions are used to generate future expected cash flows that are then discounted using market standard discounted cash flow models based on an estimation of the funding rate for that portion of the portfolio. Tranche products and FTD are valued using industry standard models that, in addition to default and recovery assumptions as above, incorporate implied correlations to be applied to the credits within the portfolio in order to apportion the expected credit loss at a portfolio level across the different tranches or names within the overall structure. These correlation assumptions are derived from prices of actively traded index tranches or other FTD baskets. Inputs to the valuation models used for all portfolio credit default swaps include single-name or index credit spreads and upfront pricing points, recovery rates and funding curves. In addition, models used for tranche and FTD products have implied credit correlations as inputs. Credit derivative contracts based on a portfolio of credit names are classified as Level 2 when credit spreads and recovery rates are determined from actively traded observable market data, and when the correlation data used to value bespoke and index tranches is based on actively traded index tranche instruments. This correlation data undergoes a mapping process that takes into account both the relative tranche attachment/detachment points in the overall capital structure of the portfolio and portfolio composition. Where the mapping process requires extrapolation beyond the range of available and active market data, the position is classified as Level 3. This relates to a small number of index and all bespoke tranche contracts. FTD are classified as Level 3, as the correlations between specific names in the FTD portfolio are not actively traded. Also classified as Level 3 are several older credit index positions, referred to as “off the run” indices, due to the lack of any active market for the index credit spread.

    Credit derivative contracts on securitized products have an underlying reference asset that is a securitized product (RMBS, CMBS, ABS or CDO) and include credit default swaps and certain TRS. These credit default swaps (typically referred to as “pay-as-you-go” or “PAYG CDS”) and TRS are valued using a similar valuation technique to the underlying security (by reference to equivalent securities trading in the market, or through cash flow estimation and discounted cash flow techniques as described in the Asset-backed securities section above), with an adjustment made to reflect the funding differences between cash and synthetic form. Inputs to the PAYG CDS and TRS are those used to value the underlying security (prepayment rates, default rates, loss severity, discount margin/rate and other inputs) and those used to capture the funding basis differential between cash and synthetic

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Note 10 Fair value measurement (continued)

form. The classification of PAYG CDS and these TRS follow the characteristics of the underlying security and are therefore distributed across Level 2 and Level 3.

Foreign exchange (FX) contracts

Open spot FX contracts are valued using the FX spot rate observed in the market. Forward FX contracts are valued using the FX spot rate adjusted for forward pricing points observed from standard market-based sources. As the markets for both FX spot and FX forward pricing points are both actively traded and observable, FX contracts are generally classified as Level 2.

    OTC FX option contracts include standard call and put options, options with multiple exercise dates, path-dependent options, options with averaging features, options with discontinuous pay-off characteristics and options on a number of underlying FX rates. OTC FX option contracts are valued using market standard option valuation models. The models used for shorter-dated options (i.e., maturities of five years or less) tend to be different than those used for longer-dated options because the models needed for longer-dated OTC FX contracts require additional consideration of interest rate and FX rate interdependency. Inputs to the option valuation models include spot FX rates, FX forward points, FX volatilities, interest rate yield curves, interest rate volatilities and correlations. The inputs for volatility and correlation are implied through the calibration of observed prices for standard option contracts trading within the market.

    As inputs are derived mostly from standard market contracts traded in active and observable markets, a significant proportion of OTC FX option contracts are classified as Level 2. OTC FX option contracts classified as Level 3 include long-dated FX exotic option contracts for which there is no active market from which to derive volatility or correlation inputs. The inputs used to value these OTC FX option contracts are calculated using consensus pricing services without an underlying principal market, historical asset prices or by extrapolation.

    Cross-currency balance guaranteed swaps are classified as foreign exchange contracts. Details of the fair value classification can be found under the interest rate contracts section above.

Equity/index contracts

Equity/index contracts include equity forward contracts and equity option contracts. Equity forward contracts have a single stock or index underlying and are valued using market standard models. The key inputs to the models are stock prices, estimated dividend rates and equity funding rates (which are implied from prices of forward contracts observed in the market). Estimated cash flows are then discounted using market standard discounted cash flow models using a rate that reflects the appropriate funding rate for that portion of the portfolio. As inputs are derived mostly from standard market contracts traded in active and observable markets, a significant proportion of equity forward contracts are classified as Level 2. Positions classified as Level 3 have no market data available for the instrument maturity and are valued by some form of extrapolation of available data, use of historical dividend data, or use of data for a related equity.

    Equity option contracts include market standard single or basket stock or index call and put options as well as equity option contracts with more complex features including option contracts with multiple or continuous exercise dates, option contracts for which the payoff is based on the relative or average performance of components of a basket, option contracts with discontinuous payoff profiles, path-dependent options and option contracts with a payoff calculated directly upon equity features other than price (i.e., dividend rates, volatility or correlation). Equity option contracts are valued using market standard models that estimate the equity forward level as described above for equity forward contracts and incorporate inputs for stock volatility and for correlation between stocks within a basket. The probability-weighted expected option payoff generated is then discounted using market standard discounted cash flow models using a rate that reflects the appropriate funding rate for that portion of the portfolio. Positions for which inputs are derived from standard market contracts traded in active and observable markets are classified as Level 2. Level 3 positions are those for which volatility, forward or correlation inputs are not observable and are therefore valued using extrapolation of available data, historical dividend, correlation or volatility data, or the equivalent data for a related equity.

Commodity derivative contracts

Commodity derivative contracts include forward, swap and option contracts on individual commodities and on commodity indices. Commodity forward and swap contracts are measured using market standard models that use market forward levels on standard instruments. Commodity option contracts are measured using market standard option models that estimate the commodity forward level as described above for commodity forward and swap contracts, incorporating inputs for the volatility of the underlying index or commodity. The option model produces a probability-weighted expected option payoff that is then discounted using market standard discounted cash flow models using a rate that reflects the appropriate funding rate for that portion of the portfolio. For commodity options on baskets of commodities or bespoke commodity indices, the valuation technique also incorporates inputs for the correlation between different commodities or commodity indices. Individual commodity contracts are typically classified as Level 2 because active forward and volatility market data is available.

Financial liabilities designated at fair value

Structured and OTC debt instruments issued

Structured debt instruments issued are comprised of medium-term notes (MTN), which are held at fair value under the fair

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Note 10 Fair value measurement (continued)

value option. These MTN are tailored specifically to the holder’s risk or investment appetite with structured coupons or payoffs. The risk management and the valuation approaches for these MTN are closely aligned to the equivalent derivatives business and the underlying risk, and the valuation techniques used for this component are the same as the relevant valuation techniques described above. For example, equity-linked notes should be referenced to equity/index contracts in the replacement value section and credit-linked notes should be referenced to credit derivative contacts.

Other liabilities – amounts due under unit-linked contracts

Unit-linked investment contracts allow investors to invest in a pool of assets through issued investment units. The unit holders receive all rewards and bear all risks associated with the reference asset pool. The financial liability represents the amounts due to unit holders and is equal to the fair value of the reference asset pool. The fair values of investment contract liabilities are determined by reference to the fair value of the corresponding assets. The liabilities themselves are not actively traded, but are mainly referenced to instruments which are and are therefore classified as Level 2.

f) Transfers between Level 1 and Level 2 in the fair value hierarchy

The amounts disclosed reflect transfers between Level 1 and Level 2 for instruments which were held for the first half of 2014.

Assets totaling approximately CHF 0.9 billion, which were mainly comprised of financial investments available-for-sale and financial assets held for trading, were transferred from Level 2 to Level 1 during the first six months of 2014, generally due to increased levels of trading activity observed within the market.

Transfers of financial liabilities from Level 2 to Level 1 during the first six months of 2014 were not significant.

Assets totaling approximately CHF 0.5 billion, which were mainly comprised of financial assets held for trading, and liabilities totaling approximately CHF 0.2 billion were transferred from Level 1 to Level 2 during the first six months of 2014, generally due to diminished levels of trading activity observed within the market.

g) Movements of Level 3 instruments

Significant changes in Level 3 instruments

The table on the following pages presents additional information about Level 3 assets and liabilities measured at fair value on a recurring basis. Level 3 assets and liabilities may be hedged with instruments classified as Level 1 or Level 2 in the fair value hierarchy and, as a result, realized and unrealized gains and losses included in the table may not include the effect of related hedging activity. Further, the realized and unrealized gains and losses presented within the table are not limited solely to those arising from Level 3 inputs, as valuations are generally derived from both observable and unobservable parameters.

Assets and liabilities transferred into or out of Level 3 are presented as if those assets or liabilities had been transferred at the beginning of the year.

As of 30 June 2014, financial instruments measured with valuation techniques using significant non-market-observable inputs (Level 3) mainly comprised the following:

–	loans;
–	structured reverse repurchase and securities borrowing agreements;
–	credit derivative contracts;
–	structured debt instruments issued (equity- and credit-linked) and
–	structured over-the-counter debt instruments

Significant movements in Level 3 instruments during the first six months of 2014 were as follows.

Financial assets held for trading

Financial assets held for trading increased to CHF 4.7 billion from CHF 4.3 billion during the first half of 2014. Issuances of CHF 2.6 billion and purchases of CHF 0.5 billion, mainly comprised of loans, were mostly offset by sales of CHF 2.3 billion, primarily comprised of loans and asset-backed securities. Transfers into Level 3 during the period amounted to CHF 0.6 billion and were mainly comprised of certain corporate bonds and asset-backed securities due to decreased observability of the respective credit spread inputs. Transfers out of Level 3 amounted to CHF 0.5 billion and were primarily comprised of certain corporate bonds and mortgage-backed securities, reflecting increased observability of the respective credit spread inputs.

Financial assets designated at fair value

Financial assets designated at fair value decreased to CHF 3.6 billion from CHF 4.4 billion during the first six months of 2014, mainly reflecting settlements of CHF 0.5 billion, which were primarily comprised of structured reverse repurchase and securities borrowing agreements, and transfers out of Level 3 totaling CHF 0.3 billion, which were mainly comprised of structured loans.

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Note 10 Fair value measurement (continued)

Movements of Level 3 instruments
		Total gains/losses included in comprehensive income
CHF billion	Balance as of 31 December 2013	Net trading income	of which: related to Level 3 instruments held at the end of the reporting period	Net interest income and other income	of which: related to Level 3 instruments held at the end of the reporting period	Other comprehensive income

Financial assets held for trading[1]	4.3	(0.4)	(0.3)	0.0	0.0	0.0
of which:
Corporate bonds and municipal bonds, including bonds issued by financial institutions	1.7	0.0	0.0	0.0	0.0	0.0
Loans	1.0	(0.5)	(0.4)	0.0	0.0	0.0
Asset-backed securities	1.0	0.0	0.0	0.0	0.0	0.0
Other	0.6	(0.1)	0.0	0.0	0.0	0.0

Financial assets designated at fair value	4.4	(0.3)	(0.1)	0.0	0.0	0.0
of which:
Loans (including structured loans)	1.1	(0.1)	(0.1)	0.0	0.0	0.0
Structured reverse repurchase and securities borrowing agreements	3.1	(0.3)	0.0	0.0	0.0	0.0
Other	0.2	0.0	0.0	0.0	0.0	0.0

Financial investments available-for-sale	0.8	0.0	0.0	0.0	0.0	0.0

Positive replacement values	5.5	(0.2)	0.1	0.0	0.0	0.0
of which:
Credit derivative contracts	3.0	0.0	0.1	0.0	0.0	0.0
Foreign exchange contracts	0.9	(0.1)	0.0	0.0	0.0	0.0
Equity/index contracts	1.2	0.2	0.2	0.0	0.0	0.0
Other	0.3	(0.3)	(0.1)	0.0	0.0	0.0

Negative replacement values	4.4	0.1	0.4	0.0	0.0	0.0
of which:
Credit derivative contracts	2.0	(0.2)	0.0	0.0	0.0	0.0
Foreign exchange contracts	0.5	0.0	0.0	0.0	0.0	0.0
Equity/index contracts	1.5	0.3	0.3	0.0	0.0	0.0
Other	0.5	0.0	0.1	0.0	0.0	0.0

Financial liabilities designated at fair value	12.1	0.8	1.2	0.0	0.0	0.0
of which:
Non-structured fixed-rate bonds	1.2	0.1	0.1	0.0	0.0	0.0
Structured debt instruments issued	7.9	0.8	0.6	0.0	0.0	0.0
Structured over-the-counter debt instruments	1.8	(0.1)	(0.1)	0.0	0.0	0.0
Structured repurchase agreements	1.2	0.0	0.5	0.0	0.0	0.0

1  Includes assets pledged as collateral which may be sold or repledged by counterparties.    2  Total Level 3 assets as of 30 June 2014 were CHF 14.4 billion (31 March 2014: CHF 14.4 billion, 31 December 2013: CHF 15.0 billion). Total Level 3 liabilities as of 30 June 2014 were CHF 18.3 billion (31 March 2014: CHF 17.7 billion, 31 December 2013: CHF 16.8 billion).

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Financial information

Purchases	Sales	Issuances	Settlements	Transfers into Level 3	Transfers out of Level 3	Foreign currency translation	Balance as of 30 June 2014[2]

0.5	(2.3)	2.6	0.0	0.6	(0.5)	0.0	4.7

0.2	(0.4)	0.0	0.0	0.1	(0.2)	0.0	1.5
0.1	(1.2)	2.6	0.0	0.0	(0.1)	0.0	2.0
0.0	(0.5)	0.0	0.0	0.3	(0.2)	0.0	0.7
0.1	(0.3)	0.0	0.0	0.1	0.0	0.0	0.5

0.0	0.0	0.2	(0.5)	0.1	(0.3)	0.0	3.6

0.0	0.0	0.1	(0.1)	0.1	(0.3)	0.0	0.9
0.0	0.0	0.1	(0.4)	0.0	0.0	0.0	2.6
0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1

0.0	(0.1)	0.0	0.0	0.0	0.0	0.0	0.7

0.0	0.0	1.6	(2.0)	1.0	(0.5)	0.1	5.4

0.0	0.0	0.9	(1.6)	0.6	(0.2)	0.1	2.9
0.0	0.0	0.1	0.0	0.0	(0.2)	0.0	0.8
0.0	0.0	0.4	(0.3)	0.1	(0.1)	0.0	1.4
0.0	0.0	0.2	(0.1)	0.2	(0.1)	0.0	0.3

0.0	0.0	1.7	(1.6)	1.3	(0.3)	0.0	5.6

0.0	0.0	1.1	(1.2)	0.9	(0.2)	0.0	2.3
0.0	0.0	0.0	0.0	0.0	(0.1)	0.0	0.4
0.0	0.0	0.6	(0.3)	0.1	0.0	0.0	2.2
0.0	0.0	0.0	0.0	0.3	0.0	(0.1)	0.7

0.0	0.0	2.9	(3.3)	1.8	(2.0)	0.1	12.5

0.0	0.0	0.0	0.0	0.4	(0.2)	0.0	1.6
0.0	0.0	1.9	(2.0)	1.0	(1.7)	0.1	8.1
0.0	0.0	1.0	(1.0)	0.4	(0.1)	0.0	2.0
0.0	0.0	0.0	(0.3)	0.0	0.0	0.0	0.9

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Note 10 Fair value measurement (continued)

Financial investments available-for-sale

Financial investments available-for-sale decreased to CHF 0.7 billion from CHF 0.8 billion during the first half of 2014, reflecting sales totaling CHF 0.1 billion.

Positive replacement values

Positive replacement values decreased to CHF 5.4 billion from CHF 5.5 billion during the first half of 2014. Settlements and issuances amounted to CHF 2.0 billion and CHF 1.6 billion, respectively, and were primarily comprised of credit derivative contracts and equity/index contracts. Transfers into and out of Level 3 amounted to CHF 1.0 billion and CHF 0.5 billion, respectively, and were mainly comprised of credit derivative contracts and foreign exchange contracts resulting from both changes in the availability of the respective observable inputs for credit spreads, as well as changes in the correlation between the portfolios held and the representative market portfolio used to independently verify market data.

Negative replacement values

Negative replacement values increased to CHF 5.6 billion from CHF 4.4 billion during the first half of 2014. Issuances and settlements amounted to CHF 1.7 billion and CHF 1.6 billion, respectively, and were primarily comprised of credit derivative contracts and equity/index contracts. Transfers into and out of Level 3 amounted to CHF 1.3 billion and CHF 0.3 billion, respectively, and were mainly comprised of credit derivative contracts and interest rate contracts resulting from both changes in the availability of the respective observable inputs for credit spreads, as well as changes in the correlation between the portfolios held and the representative market portfolio used to independently verify market data.

Financial liabilities designated at fair value

Financial liabilities designated at fair value increased to CHF 12.5 billion from CHF 12.1 billion during the first half of 2014. Settlements of CHF 3.3 billion, mainly comprised of equity-linked structured debt instruments issued and structured over-the-counter debt instruments, were mostly offset by issuances of CHF 2.9 billion, also primarily comprised of equity-linked structured debt instruments issued and structured over-the-counter debt instruments, and net losses of CHF 0.8 billion included in comprehensive income. Transfers into and out of Level 3 amounted to CHF 1.8 billion and CHF 2.0 billion, respectively. Transfers into Level 3 were primarily comprised of equity- and credit-linked structured debt instruments issued and structured over-the-counter debt instruments as a reduction in observable equity volatility inputs and respective credit spreads affected the embedded options in these structures. Transfers out of Level 3 were mainly comprised of equity-, rates- and credit-linked structured debt instruments issued and resulted from changes in the availability of observable equity volatility inputs and changes in rates correlation used to determine the fair value of the embedded options in these structures.

h) Valuation of assets and liabilities classified as Level 3

The table on the following pages presents the Group’s assets and liabilities recognized at fair value and classified as Level 3, together with the valuation techniques used to measure fair value, the significant inputs used in the valuation technique that are considered unobservable and a range of values for those unobservable inputs.

The range of values represents the highest and lowest level input used in the valuation techniques. Therefore, the range does not reflect the level of uncertainty regarding a particular input, but rather the different underlying characteristics of the relevant assets and liabilities. The ranges will therefore vary from period to period and parameter to parameter based on characteristics of the instruments held at each balance sheet date. Further, the ranges of unobservable inputs may differ across other financial institutions due to the diversity of the products in each firm’s inventory.

Significant unobservable inputs in Level 3 positions

This section discusses the significant unobservable inputs identified in the table on the following pages and assesses the potential effect that a change in each unobservable input in isolation may have on a fair value measurement, including information to facilitate an understanding of factors that give rise to the input ranges shown. Relationships between observable and unobservable inputs have not been included in the summary below.

Bond price equivalent: Where market prices are not available for a bond, fair value is measured by comparison with observable pricing data from similar instruments. Factors considered when selecting comparable instruments include credit quality, maturity and industry of the issuer. Fair value may be measured either by a direct price comparison or by conversion of an instrument price into a yield (either as an outright yield or as a spread to LIBOR). Bond prices are expressed as points of the nominal, where 100 represents a fair value equal to the nominal value (i.e., par).

For corporate and municipal bonds, the range of 7–123 represents the range of prices from reference issuances used in determining fair value. Bonds priced at 0 are distressed to the point that no recovery is expected, while prices significantly in excess of 100 or “par” relate to inflation-linked or structured issuances that pay a coupon in excess of the market benchmark as of the measurement date. The weighted average price is approximately 96 points, with a majority of positions concentrated around this price.

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For asset-backed securities, the bond price range of 0–102 points represents the range of prices for reference securities used in determining fair value. An instrument priced at 0 is not expected to pay any principal or interest, while an instrument priced close to 100 points is expected to be repaid in full as well as pay a yield close to the market yield. More than 96% of the portfolio is priced at 80 points or higher, and the weighted average price for Level 3 assets within this portion of the Level 3 portfolio is 89 points.

For credit derivatives, the bond price range of 3–98 points disclosed within credit derivatives represents the range of prices used for reference instruments that are typically converted to an equivalent yield or credit spread as part of the valuation process. The range is comparable to that for corporate and asset-backed issuances described above.

Loan price equivalent: Where market prices are not available for a traded loan, fair value is measured by comparison with observable pricing data for similar instruments. Factors considered when selecting comparable instruments include industry segment, collateral quality, maturity and issuer-specific covenants. Fair value may be measured either by a direct price comparison or by conversion of an instrument price into a yield. The range of 0–100 points represents the range of prices derived from reference issuances of a similar credit quality used in measuring fair value for loans classified as Level 3. Loans priced at 0 are distressed to the point that no recovery is expected, while a current price of 100 represents a loan that is expected to be repaid in full, and also pays a yield marginally higher than market yield. The portfolio is distributed at both the very low end and the very high end of the disclosed range with a weighted average of approximately 93 points.

Credit spread: Valuation models for many credit derivatives require an input for the credit spread, which is a reflection of the credit quality of the associated referenced underlying. The credit spread of a particular security is quoted in relation to the yield on a benchmark security or reference rate, typically either US Treasury or LIBOR, and is generally expressed in terms of basis points. An increase/(decrease) in credit spread will increase/(decrease) the value of credit protection offered by CDS and other credit derivative products. The impact on the results of the Group of such changes depends on the nature and direction of the positions held. Credit spreads may be negative where the asset is more creditworthy than the benchmark against which the spread is calculated. A wider credit spread represents decreasing credit-worthiness. The ranges of 29–292 basis points in loans and 0–1,168 basis points in credit derivatives represents a diverse set of underlyings, with the lower end of the range representing credits of the highest quality (e.g., approximating the risk of LIBOR) and the upper end of the range representing greater levels of credit risk.

Constant prepayment rate: A prepayment rate represents the amount of unscheduled principal repayment for a pool of loans. The prepayment estimate is based on a number of factors, such as historical prepayment rates for previous loans that are similar pool loans and the future economic outlook, considering factors including, but not limited to, future interest rates. In general, a significant increase (decrease) in this unobservable input in isolation would result in a significantly higher (lower) fair value for bonds trading at a discount. For bonds trading at a premium the reverse would apply, with a decrease in fair value when the constant prepayment rate increases. However, in certain cases the effect of a change in prepayment speed upon instrument price is more complicated and is dependent upon both the precise terms of the securitization and the position of the instrument within the securitization capital structure.

For asset-backed securities, the range of 0–18% represents inputs across various classes of asset-backed securities. Securities with an input of 0% typically reflect no current prepayment behavior within their underlying collateral with no expectation of this changing in the immediate future, while the high range of 18% relates to securities that are currently experiencing high prepayments. Different classes of asset-backed securities typically show different ranges of prepayment characteristics depending on a combination of factors, including the borrowers’ ability to refinance, prevailing refinancing rates, and the quality or characteristics of the underlying loan collateral pools. The weighted average constant prepayment rate for the portfolio is 5%.

For credit derivatives, the range of 2–15% represents the input assumption for credit derivatives on asset-backed securities. The range is driven in a similar manner to that for asset-backed securities.

For FX contracts and interest rate contracts, the ranges of 0–13% and 0–3%, respectively, represent the prepayment assumptions on securitizations underlying the BGS portfolio. This portfolio is less diverse than other asset-backed securities portfolios and the range of prepayment speed is therefore narrower.

Constant default rate (CDR): The CDR represents the percentage of outstanding principal balances in the pool that are projected to default and liquidate and is the annualized rate of default for a group of mortgages or loans. The CDR estimate is based on a number of factors, such as collateral delinquency rates in the pool and the future economic outlook. In general, a significant increase (decrease) in this unobservable input in isolation would result in significantly lower (higher) cash flows for the deal (and thus lower (higher) valuations). However, different instruments within the capital structure can react differently to changes in the CDR rate. Generally, subordinated bonds will decrease in value as CDR increases, but for well-protected senior bonds an increase in CDR may cause an increase in price. In addition, the presence of a

131

Notes to the interim consolidated financial statements

Note 10 Fair value measurement (continued)

guarantor wrap on the collateral pool of a security may result in notes at the junior end of the capital structure experiencing a price increase with an increase in the default rate.

The ranges of 0–10% for asset-backed securities and 0–10% for credit derivatives represent the expected default percentage across the individual instruments’ underlying collateral pools. For asset-backed securities, the weighted average CDR is 7%.

Loss severity/recovery rate: The projected loss severity/recovery rate reflects the estimated loss that will be realized given expected defaults. Loss severity is generally applied to collateral within asset-backed securities while the recovery rate is the analogous pricing input for corporate or sovereign credits. Recovery is the reverse of loss severity, so a 100% recovery rate is the equivalent of a 0% loss severity. Increases in loss severity levels/decreases in recovery rates will result in lower expected cash flows into the structure upon the default of the instruments. In general, a significant decrease (increase) in the loss severity in isolation would result in significantly higher (lower) fair value for the respective asset-backed securities. The impact of a change in recovery rate on a credit derivative position will depend upon whether credit protection has been bought or sold.

Loss severity is ultimately driven by the value recoverable from collateral held after foreclosure occurs relative to the loan principal and possibly unpaid interest accrued at that point. The range of 0–91% for asset-backed securities represents the different quality and nature of collateral within the asset-backed securities portfolio. The weighted average loss severity is 82%. For credit derivatives, the loss severity range of 0–100% applies to derivatives on asset-backed securities and is broadly similar to the range for cash positions held. The recovery rate range of 0–95% represents a wide range of expected recovery levels on credit derivative contracts within the Level 3 portfolio.

Discount margin (DM) spread: The DM spread represents the discount rates used to present value cash flows of an asset to reflect the market return required for uncertainty in the estimated cash flows. DM spreads are a rate or rates applied on top of a floating index (e.g., LIBOR) to discount expected cash flows. Generally, a decrease (increase) in the unobservable input in isolation would result in a significantly higher (lower) fair value.

The different ranges represent the different discount rates across loans (1–15%), asset-backed securities (1–29%) and credit derivatives (0–26%). The high end of the range relates to securities that are priced very low within the market relative to the expected cash flow schedule and there is significant discounting relative to the expected cash flow schedule. This indicates that the market is pricing an increased risk of credit loss into the security that is greater than what is being captured by the expected cash flow generation process. The low ends of the ranges are typical of funding rates on better quality instruments. For asset-backed securities, the weighted average DM is 4%. For loans, the average effective DM is 1.59% compared with the disclosed range of 1–15%.

Equity dividend yields: The derivation of a forward price for an individual stock or index is important both for measuring fair value for forward or swap contracts and for measuring fair value using option pricing models. The relationship between the current stock price and the forward price is based on a combination of expected future dividend levels and payment timings, and, to a lesser extent, the relevant funding rates applicable to the stock in question. Dividend yields are generally expressed as an annualized percentage of share price with the lowest limit of 0% representing a stock that is not expected to pay any dividend. The dividend yield and timing represents the most significant parameter in determining fair value for instruments that are sensitive to an equity forward price. The range of 0–11% reflects the expected range of dividend rates for the portfolio.

Volatility: Volatility measures the variability of future prices for a particular instrument and is generally expressed as a percentage, where a higher number reflects a more volatile instrument for which future price movements are more likely to occur. The minimum level of volatility is 0% and there is no theoretical maximum. Volatility is a key input into option models, where it is used to derive a probability-based distribution of future prices for the underlying instrument. The effect of volatility on individual positions within the portfolio is driven primarily by whether the option contract is a long or short position. In most cases, the fair value of an option increases as a result of an increase in volatility and is reduced by a decrease in volatility. Generally, volatility used in the measurement of fair value is derived from active market option prices (referred to as “implied” volatility). A key feature of implied volatility is the volatility “smile” or “skew,” which represents the effect of pricing options of different option strikes at different implied volatility levels.

–

Volatility of interest rates – the range of 1–97% reflects the range of unobservable volatilities across different currencies and related underlying interest rate levels. Volatilities of low interest rates tend to be much higher than volatilities of high interest rates. In addition, different currencies may have significantly different implied volatilities.

–	Volatility of foreign exchange – the range of 2–15% reflects differences across various FX rates.
–	Volatility of equity stocks, equity and other indices – the range of 1–73% is reflective of the range of underlying stock volatilities.
–

Volatility of mortality – the range of 21–128% represents mortality volatility assumptions for different components of the mortality contingent loan portfolio. The range in volatility inputs is driven by different characteristics of contracts within the portfolio. An increase in volatility will cause an increase in loan value as the notional drawn will tend to increase.

132

Financial information

Note 10 Fair value measurement (continued)

Correlation: Correlation measures the inter-relationship between the movements of two variables. It is expressed as a percentage between (100)% and +100%, where +100% are perfectly correlated variables (meaning a movement of one variable is associated with a movement of the other variable in the same direction), and (100)% are inversely correlated variables (meaning a movement of one variable is associated with a movement of the other variable in the opposite direction). The effect of correlation on the measurement of fair value is dependent on the specific terms of the instruments being valued, due to the range of different payoff features within such instruments.

–	Rate-to-rate correlation – the correlation between interest rates of two separate currencies. The range of 84–94% results from the different pairs of currency involved.
–	Intra-curve correlation – the correlation between different tenor points of the same yield curve. Correlations are typically fairly high, as reflected by the range of 50–94%.
–

Credit index correlation of 10–90% reflects the implied correlation derived from different indices across different parts of the benchmark index capital structure. The input is particularly important for bespoke and Level 3 index tranches.

–	Credit pair correlation is particularly important for FTD credit structures. The range of 57–94% reflects the difference between credits with low correlation and similar highly correlated credits.
–

Rate-to-FX correlation – captures the correlation between interest rates and FX rates. The range for the portfolio is (57)–60%, which represents the relationship between interest rates and foreign exchange levels. The signage on such correlations is dependent on the quotation basis of the underlying FX rate (e.g., EUR/USD and USD/EUR correlations to the same interest rate will have opposite signs).

–

FX-to-FX correlation is particularly important for complex options that incorporate different FX rates in the projected payoff. The range of (83)–80% reflects the underlying characteristics across the main FX pairs to which the Group has exposures.

–

Equity-to-equity correlation is particularly important for complex options that incorporate, in some manner, different equities in the projected payoff. The closer the correlation is to 100%, the more related one equity is to another. For example, equities with a very high correlation could be from different parts of the same corporate structure. The range of 11–97% is reflective of this.

–

Equity-to-FX correlation is important for equity options based on a currency different to the currency of the underlying stock. The range of (64)–84% represents the range of the relationship between underlying stock and foreign exchange volatilities.

Funding spread: Structured financing transactions are valued using synthetic funding curves that best represent the assets that are pledged as collateral to the transactions. They are not representative of where the Group can fund itself on an unsecured basis, but provide an estimate of where the Group can source and deploy secured funding with counterparties for a given type of collateral. The funding spreads are expressed in terms of basis points over or under LIBOR and if funding spreads widen this increases the impact of discounting. The range of 10–163 basis points for both structured repurchase agreements and structured reverse repurchase agreements represents the range of asset funding curves, where wider spreads are due to a reduction in liquidity of underlying collateral for funding purposes.

A small proportion of structured debt instruments and non-structured fixed-rate bonds within financial liabilities designated at fair value had an exposure to funding spreads that is longer in duration than the actively traded market. Such positions are within the range of 10–163 basis points reported above.

Upfront price points: A component in the price quotation of credit derivative contracts, whereby the overall fair value price level is split between the credit spread (basis points running over the life of the contract as described above) and a component that is quoted and settled upfront on transacting a new contract. This latter component is referred to as upfront price points and represents the difference between the credit spread paid as protection premium on a current contract versus a small number of standard contracts defined by the market. Distressed credit names frequently trade and quote CDS protection only in upfront points rather than as a running credit spread. An increase/(decrease) in upfront points will increase/(decrease) the value of credit protection offered by CDS and other credit derivative products. The effect on the results of the Group of increases or decreases in upfront price points depends on the nature and direction of the positions held. Upfront pricing points may be negative where a contract is quoting for a narrower premium than the market standard, but are generally positive, reflecting an increase in credit premium required by the market as creditworthiness deteriorates. The range of 11–73% within the table above represents the variety of current market credit spread levels relative to the benchmarks used as a quotation basis. Upfront points of 73% represent a distressed credit.

133

Notes to the interim consolidated financial statements

Note 10 Fair value measurement (continued)

Valuation techniques and inputs used in the fair value measurement of Level 3 assets and liabilities
	Fair value						Range of inputs
	Assets		Liabilities				30.6.14		31.12.13
CHF billion	30.6.14	31.12.13	30.6.14	31.12.13	Valuation technique(s)	Significant unobservable input(s)[1]	low	high	low	high	unit[1]
Financial assets held for trading/Trading portfolio liabilities, Financial assets/liabilities designated at fair value and Financial investments available-for-sale
Corporate bonds and municipal bonds, including bonds issued by financial institutions	1.5	1.8	0.1	0.2	Relative value to market comparable	Bond price equivalent	7	123	0	127	points
Traded loans, loans designated at fair value and loan commitments	3.0	2.2	0.0	0.0	Relative value to market comparable	Loan price equivalent	0	100	0	102	points
					Discounted expected cash flows	Credit spread	29	292	65	125	basis points
					Market comparable and securitization model	Discount margin/spread	1	15	1	15	%
					Mortality dependent cash flow	Volatility of mortality	21	128	21	128	%
Investment fund units[2]	0.5	0.6	0.0	0.0	Relative value to market comparable	Net asset value
Asset-backed securities	0.7	1.0	0.0	0.0	Discounted cash flow projection	Constant prepayment rate	0	18	0	18	%
						Constant default rate	0	10	0	10	%
						Loss severity	0	91	0	100	%
						Discount margin/spread	1	29	1	39	%
					Relative value to market comparable	Bond price equivalent	0	102	0	102	points
Equity instruments[2]	0.5	0.6	0.0	0.0	Relative value to market comparable	Price
Structured (reverse) repurchase agreements	2.6	3.1	0.9	1.2	Discounted expected cash flows	Funding spread	10	163	10	163	basis points
Financial assets for unit-linked investment contracts[2]	0.1	0.1			Relative value to market comparable	Price
Structured debt instruments and non-structured fixed-rate bonds[3]			11.6	11.0

134

Financial information

Note 10 Fair value measurement (continued)

Valuation techniques and inputs used in the fair value measurement of Level 3 assets and liabilities (continued)
	Fair value						Range of inputs
	Assets		Liabilities				30.6.14		31.12.13
CHF billion	30.6.14	31.12.13	30.6.14	31.12.13	Valuation technique(s)	Significant unobservable input(s)[1]	low	high	low	high	unit[1]
Replacement values
Interest rate contracts	0.3	0.3	0.7	0.4	Option model	Volatility of interest rates	1	97	13	73	%
						Rate-to-rate correlation	84	94	84	94	%
						Intra-curve correlation	50	94	50	84	%
					Discounted expected cash flows	Constant prepayment rate	0	3	0	3	%
Credit derivative contracts	2.9	3.0	2.3	2.0	Discounted expected cash flow based on modeled defaults and recoveries	Credit spreads	0	1,168	2	1,407	basis points
						Upfront price points	11	73	(12)	68	%
						Recovery rates	0	95	0	95	%
						Credit index correlation	10	90	10	90	%
						Discount margin/spread	0	26	0	39	%
						Credit pair correlation	57	94	42	92	%
					Discounted cash flow projection on underlying bond	Constant prepayment rate	2	15	0	15	%
						Constant default rate	0	10	0	12	%
						Loss severity	0	100	0	100	%
						Discount margin/spread	0	18	0	38	%
						Bond price equivalent	3	98	0	100	points
Foreign exchange contracts	0.8	0.9	0.4	0.5	Option model	Volatility of foreign exchange	2	15	7	20	%
						Rate-to-FX correlation	(57)	60	(71)	60	%
						FX-to-FX correlation	(83)	80	(83)	80	%
					Discounted expected cash flows	Constant prepayment rate	0	13	0	13	%
Equity/index contracts	1.4	1.2	2.2	1.5	Option model	Equity dividend yields	0	11	0	10	%
						Volatility of equity stocks, equity and other indices	1	73	1	88	%
						Equity-to-FX correlation	(64)	84	(52)	77	%
						Equity-to-equity correlation	11	97	17	99	%
Non-financial assets[2,4]	0.1	0.1			Relative value to market comparable	Price
					Discounted cash flow projection	Projection of cost and income related to the particular property
						Discount rate
						Assessment of the particular property’s condition

1  The ranges of significant unobservable inputs are represented in points, percentages and basis points. Points are a percentage of par. For example, 100 points would be 100% of par.    2  The range of inputs is not disclosed due to the dispersion of possible values given the diverse nature of the investments.    3  Valuation techniques, significant unobservable inputs and the respective input ranges for structured debt instruments and non-structured fixed-rate bonds are the same as the equivalent derivative or structured financing instruments presented elsewhere in this table.    4  Non-financial assets include investment properties at fair value and other assets which primarily consist of assets held for sale.

135

Notes to the interim consolidated financial statements

Note 10 Fair value measurement (continued)

i) Sensitivity of fair value measurements to changes in unobservable input assumptions

The table below summarizes those financial assets and liabilities classified as Level 3 for which a change in one or more of the unobservable inputs to reflect reasonably possible alternative assumptions would change fair value significantly, and the estimated effect thereof. As of 30 June 2014, the total favorable and unfavorable effects of changing one or more of the unobservable inputs to reflect reasonably possible alternative assumptions for financial instruments classified as Level 3 were CHF 1.3 billion and CHF 1.1 billion, respectively (31 March 2014: CHF 1.3 billion and CHF 1.1 billion, respectively; 31 December 2013: CHF 1.4 billion and CHF 1.1 billion, respectively).

The table shown presents the favorable and unfavorable effects for each class of financial assets and liabilities for which the potential change in fair value is considered significant. The sensitivity data presented represents an estimation of valuation uncertainty based on reasonably possible alternative values for Level 3 inputs at the balance sheet date and does not represent the estimated effect of stress scenarios. Typically, these financial assets and liabilities are sensitive to a combination of inputs from Levels 1–3. Although well-defined interdependencies may exist between Levels 1–2 and Level 3 parameters (e.g., between interest rates, which are generally Level 1 or Level 2, and prepayments, which are generally Level 3), these have not been incorporated in the table. Further, direct inter-relationships between the Level 3 parameters discussed below are not a significant element of the valuation uncertainty.

Sensitivity data is estimated using a number of techniques including the estimation of price dispersion among different market participants, variation in modeling approaches and reasonably possible changes to assumptions used within the fair value measurement process. The sensitivity ranges are not always symmetrical around the fair values as the inputs used in valuations are not always precisely in the middle of the favorable and unfavorable range.

Sensitivity data is determined at a product or parameter level and then aggregated assuming no diversification benefit. The calculated sensitivity is applied to both the outright position and any related Level 3 hedges. The main interdependencies across different Level 3 products to a single unobservable input parameter have been included in the basis of netting exposures within the calculation. Aggregation without allowing for diversification involves the simple summation of individual results with the total sensitivity, therefore representing the impact of all unobservable inputs which, if moved to a reasonably possible favorable or unfavorable level at the same time, would result in a significant change in the valuation. Diversification would incorporate estimated correlations across different sensitivity results and, as such, would result in an overall sensitivity that would be less than the sum of the individual component sensitivities. The Group believes that, while there are diversification benefits within the portfolios representing these sensitivity numbers, they are not significant to this analysis.

Sensitivity of fair value measurements to changes in unobservable input assumptions
	30.6.14		31.3.14		31.12.13
CHF million	Favorable changes[1]	Unfavorable changes[1]	Favorable changes[1]	Unfavorable changes[1]	Favorable changes[1]		Unfavorable changes[1]
Government bills/bonds	9	(1)	9	(1)	17		(4)
Corporate bonds and municipal bonds, including bonds issued by financial institutions	39	(63)	27	(73)	35		(76)
Traded loans, loans designated at fair value and loan commitments	147	(71)	140	(55)	148		(70)
Asset-backed securities	15	(18)	33	(34)	54		(46)
Equity instruments	94	(61)	134	(89)	137		(84)
Interest rate derivative contracts, net	121	(92)	98	(65)	127		(91)
Credit derivative contracts, net	486	(509)	517	(475)	503	[2]	(471)	[2]
Foreign exchange derivative contracts, net	57	(52)	50	(47)	57		(56)
Equity/index derivative contracts, net	68	(65)	57	(55)	41		(43)
Structured debt instruments and non-structured fixed-rate bonds	180	(158)	163	(128)	184		(151)
Other	38	(35)	46	(38)	63		(54)
Total	1,255	(1,124)	1,275	(1,060)	1,366		(1,146)

1  Of the total favorable change, CHF 128 million as of 30 June 2014 (31 March 2014: CHF 144 million, 31 December 2013: CHF 154 million) related to financial investments available-for-sale. Of the total unfavorable change, CHF 119 million as of 30 June 2014 (31 March 2014: CHF 149 million, 31 December 2013: CHF 159 million) related to financial investments available-for-sale.    2  In the second quarter of 2014, comparative period figures for 31 December 2013 related to credit derivative contracts were corrected. As a result, favorable and unfavorable changes related to credit derivative contracts as of 31 December 2013 were increased by CHF 137 million and CHF 52 million, respectively.

136

Financial information

Note 10 Fair value measurement (continued)

j) Deferred day-1 profit or loss

As explained above, for new transactions resulting in a financial instrument classified as Level 3, the financial instrument is initially recognized at the transaction price. The transaction price may differ from the fair value obtained using a valuation technique, and any such difference is deferred and not recognized in the income statement and referred to as deferred day-1 profit or loss. The table below reflects the activity in deferred day-1 profit or loss for these financial instruments, including the aggregate difference yet to be recognized in the income statement at the beginning and end of the reporting period and a reconciliation of changes during the reporting period. Amounts deferred are released and gains or losses are recorded in Net trading income when pricing of equivalent products or the underlying parameters become observable or when the transaction is closed out.

Deferred day-1 profit or loss
	For the quarter ended
CHF million	30.6.14	31.3.14	30.6.13
Balance at the beginning of the period	514	486	483
Profit/(loss) deferred on new transactions	44	103	140
(Profit)/loss recognized in the income statement	(93)	(70)	(94)
Foreign currency translation	5	(5)	(16)
Balance at the end of the period	469	514	512

k) Financial instruments not measured at fair value

The following table reflects the estimated fair values for UBS’s financial instruments not measured at fair value.

Financial instruments not measured at fair value
	30.6.14		31.3.14		31.12.13
CHF billion	Carrying value	Fair value	Carrying value	Fair value	Carrying value	Fair value
Assets
Cash and balances with central banks	77.6	77.6	87.5	87.5	80.9	80.9
Due from banks	27.7	27.8	19.7	19.7	17.2	17.2
Cash collateral on securities borrowed	30.7	30.7	30.1	30.1	27.5	27.5
Reverse repurchase agreements	76.6	76.6	80.6	80.6	91.6	91.6
Cash collateral receivables on derivative instruments	27.4	27.4	25.8	25.8	28.3	28.3
Loans	300.6	301.9	294.8	297.4	287.0	289.3
Other assets	22.3	22.1	19.3	19.1	17.6	17.4
Liabilities
Due to banks	13.3	13.2	14.1	14.1	12.9	12.9
Cash collateral on securities lent	12.3	12.3	13.4	13.4	9.5	9.5
Repurchase agreements	18.7	18.7	17.7	17.7	13.8	13.8
Cash collateral payables on derivative instruments	43.7	43.7	46.7	46.7	49.5	49.5
Due to customers	388.5	388.5	388.8	388.8	390.8	390.8
Debt issued	80.9	84.1	76.7	79.6	81.4	84.0
Other liabilities	44.9	44.9	41.7	41.7	39.5	39.5
Guarantees/Loan commitments
Guarantees[1]	0.1	(0.1)	0.1	(0.1)	0.1	(0.1)
Loan commitments[2]	0.0	0.0	0.0	0.1	0.0	0.1

1  The carrying value of guarantees represented a liability of CHF 0.1 billion as of 30 June 2014 (31 March 2014: CHF 0.1 billion, 31 December 2013: CHF 0.1 billion). The estimated fair value of guarantees represented an asset of CHF 0.1 billion as of 30 June 2014 (31 March 2014: CHF 0.1 billion, 31 December 2013: CHF 0.1 billion).    2  The carrying value of loan commitments represented a liability of CHF 0.0 billion as of 30 June 2014 (31 March 2014: CHF 0.0 billion, 31 December 2013: CHF 0.0 billion). The estimated fair value of loan commitments represented a liability of CHF 0.0 billion as of 30 June 2014 (31 March 2014: CHF 0.1 billion, 31 December 2013: CHF 0.1 billion).

137

Notes to the interim consolidated financial statements

Note 10 Fair value measurement (continued)

The fair values included in the table on the previous page were calculated for disclosure purposes only. The fair value valuation techniques and assumptions described below relate only to the fair value of UBS’s financial instruments not measured at fair value. Other institutions may use different methods and assumptions for their fair value estimation, and therefore such fair value disclosures cannot necessarily be compared from one financial institution to another. UBS applies significant judgments and assumptions to arrive at these fair values, which are more holistic and less sophisticated than UBS’s established fair value and model governance policies and processes applied to financial instruments accounted for at fair value whose fair values impact UBS’s balance sheet and net profit. The following principles were applied when determining fair value estimates for financial instruments not measured at fair value:

–	For financial instruments with remaining maturities greater than three months, the fair value was determined from quoted market prices, if available.
–

Where quoted market prices were not available, the fair values were estimated by discounting contractual cash flows using current market interest rates or appropriate yield curves for instruments with similar credit risk and maturity. These estimates generally include adjustments for counterparty credit or UBS’s own credit.

–

For short-term financial instruments with remaining maturities of three months or less, the carrying amount, which is net of credit loss allowances, is generally considered a reasonable estimate of fair value. The following financial instruments not measured at fair value have remaining maturities of three months or less as of 30 June 2014: 100% of cash and balances with central banks, 96% of amounts due from banks, 100% of cash collateral on securities borrowed, 87% of reverse repurchase agreements, 100% of cash collateral receivables on derivatives, 56% of loans, 92% of amounts due to banks, 93% of cash collateral on securities lent, 96% of repurchase agreements, 100% of cash collateral payable on derivatives, 99% of amount due to customers and 16% of debt issued.

–

The fair value estimates for repurchase and reverse repurchase agreements with variable and fixed interest rates, for all maturities, include the valuation of the interest rate component of these instruments. Credit and debit valuation adjustments have not been included in the valuation due to the short-term nature of these instruments.

–

The estimated fair values of off-balance sheet financial instruments are based on market prices for similar facilities and guarantees. Where this information is not available, fair value is estimated using discounted cash flow analysis.

138

Financial information

Note 11 Derivative instruments1

			30.6.14
CHF billion	Positive replacement values	Notional values related to positive replacement values[2]	Negative replacement values	Notional values related to negative replacement values[2]	Other notional values[3]
Derivative instruments
Interest rate contracts	118	2,845	109	2,684	13,194
Credit derivative contracts	20	530	19	529	3
Foreign exchange contracts	45	2,786	50	2,783	10
Equity/index contracts	19	241	23	276	26
Commodity contracts, including precious metals contracts	3	39	3	39	9
Unsettled purchases of non-derivative financial assets[4]	0	34	0	20	0
Unsettled sales of non-derivative financial assets[4]	0	36	0	20	0
Total derivative instruments, based on IFRS netting[5]	205	6,511	203	6,352	13,242
Replacement value netting, based on capital adequacy rules	(157)		(157)
Cash collateral netting, based on capital adequacy rules	(23)		(15)
Total derivative instruments, based on capital adequacy netting[6]	25		32

			31.3.14
CHF billion	Positive replacement values	Notional values related to positive replacement values[2]	Negative replacement values	Notional values related to negative replacement values[2]	Other notional values[3]
Derivative instruments
Interest rate contracts	121	3,160	109	2,989	14,863
Credit derivative contracts	19	551	18	539	3
Foreign exchange contracts	53	2,942	58	2,869	8
Equity/index contracts	18	232	21	266	37
Commodity contracts, including precious metals contracts	3	40	3	38	9
Unsettled purchases of non-derivative financial assets[4]	0	37	0	22	0
Unsettled sales of non-derivative financial assets[4]	0	30	0	30	0
Total derivative instruments, based on IFRS netting[5]	215	6,993	210	6,752	14,920
Replacement value netting, based on capital adequacy rules	(164)		(164)
Cash collateral netting, based on capital adequacy rules	(26)		(14)
Total derivative instruments, based on capital adequacy netting[6]	26		32

			31.12.13
CHF billion	Positive replacement values	Notional values related to positive replacement values[2]	Negative replacement values	Notional values related to negative replacement values[2]	Other notional values[3]
Derivative instruments
Interest rate contracts	131	3,480	118	3,307	16,503
Credit derivative contracts	23	648	22	631	3
Foreign exchange contracts	76	3,084	80	2,988	7
Equity/index contracts	21	231	24	275	33
Commodity contracts, including precious metals contracts	3	43	3	35	11
Unsettled purchases of non-derivative financial assets[4]	0	20	0	9	0
Unsettled sales of non-derivative financial assets[4]	0	13	0	15	0
Total derivative instruments, based on IFRS netting[5]	254	7,519	248	7,259	16,557
Replacement value netting, based on capital adequacy rules	(193)		(193)
Cash collateral netting, based on capital adequacy rules	(28)		(14)
Total derivative instruments, based on capital adequacy netting[6]	33		41

1  Bifurcated embedded derivatives are presented on the same balance sheet line as the host contract and are excluded from the table. As of 30 June 2014, these derivatives amounted to a PRV of CHF 0.1 billion (related notional values of CHF 5.2 billion) and an NRV of CHF 0.1 billion (related notional values of CHF 10.8 billion). As of 31 March 2014, bifurcated embedded derivatives amounted to a PRV of CHF 0.2 billion (related notional values of CHF 7.1 billion) and an NRV of CHF 0.3 billion (related notional values of CHF 13.0 billion). As of 31 December 2013, bifurcated embedded derivatives amounted to a PRV of CHF 0.2 billion (related notional values of CHF 6.7 billion) and an NRV of CHF 0.4 billion (related notional values of CHF 12.8 billion).    2  In cases where replacement values are presented on a net basis on the balance sheet, the respective notional values of the netted replacement values are still presented on a gross basis.    3  Other notional values relate to derivatives which are cleared through either a central clearing counterparty or an exchange. The fair value of these derivatives is presented on the balance sheet net of the corresponding cash margin under Cash collateral receivables on derivative instruments and Cash collateral payables on derivatives instruments and were not material for all periods presented.    4  Changes in the fair value of purchased and sold non-derivative financial assets between trade date and settlement date are recognized as replacement values.    5  Includes agency transactions and OTC derivatives cleared for clients with a central counterparty with a combined PRV of CHF 6.3 billion as of 30 June 2014 (31 March 2014: CHF 6.1 billion; 31 December 2013: CHF 5.7 billion) and a combined NRV of CHF 6.6 billion as of 30 June 2014 (31 March 2014: CHF 6.4 billion; 31 December 2013: CHF 5.9 billion) for which notional values were not included in the table above due to their significantly different risk profile.    6  Includes the impact of netting agreements (including cash collateral) in accordance with Swiss Federal Banking Law.

139

Notes to the interim consolidated financial statements

Note 12 Offsetting financial assets and financial liabilities

UBS enters into netting agreements with counterparties to manage the credit risks associated primarily with repurchase and reverse repurchase transactions, securities borrowing and lending and over-the-counter and exchange-traded derivatives. These netting agreements and similar arrangements generally enable the counterparties to set-off liabilities against available assets received – in the ordinary course of business and/or in the event that the counterparty to the transaction is unable to fulfill its contractual obligations. The right of set-off is a legal right to settle or otherwise eliminate all or a portion of an amount due by applying an amount receivable from the same counterparty against it, thus reducing credit exposure.

The table on the following page provides a summary of financial assets subject to offsetting, enforceable master netting arrangements and similar agreements, as well as financial collateral received to mitigate credit exposures for these financial assets. The gross financial assets of the Group that are subject to offsetting, enforceable netting arrangements and similar agreements are reconciled to the net amounts presented within the associated balance sheet line, after giving effect to financial liabilities with the same counterparties that have been offset on the balance sheet and other financial assets not subject to an enforceable netting arrangement or similar agreement. Further, related amounts for financial liabilities and collateral received that are not offset on the balance sheet are shown to arrive at financial assets after consideration of netting potential.

The Group engages in a variety of counterparty credit mitigation strategies in addition to netting and collateral arrangements. Therefore, the net amounts presented in the tables on the next pages do not purport to represent the Group’s actual credit exposure.

140

Financial information

Note 12 Offsetting financial assets and financial liabilities (continued)

Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements
				30.6.14
	Assets subject to netting arrangements			Netting potential not recognized in the balance sheet[3]
CHF billion	Gross assets before balance sheet netting	Balance sheet netting with gross liabilities[2]	Assets recognized on the balance sheet, net	Financial liabilities	Collateral received	Assets after consideration of netting potential	Assets not subject to enforceable netting arrangements and other out-of-scope items	Total assets recognized on the balance sheet
Cash collateral on securities borrowed	29.3	0.0	29.3	(1.7)	(27.6)	0.0	1.4	30.7
Reverse repurchase agreements	103.6	(37.4)	66.2	(4.1)	(62.1)	0.0	10.4	76.6
Positive replacement values	199.3	(2.6)	196.7	(157.0)	(27.6)	12.2	8.0	204.7
Cash collateral receivables on derivative instruments[1]	173.7	(154.7)	19.0	(14.7)	(0.4)	3.9	8.4	27.4
Financial assets designated at fair value	3.5	0.0	3.5	0.0	(3.1)	0.4	2.0	5.5
Total assets	509.3	(194.7)	314.6	(177.4)	(120.8)	16.4	30.3	344.9

				31.3.14
	Assets subject to netting arrangements			Netting potential not recognized in the balance sheet[3]
CHF billion	Gross assets before balance sheet netting	Balance sheet netting with gross liabilities[2]	Assets recognized on the balance sheet, net	Financial liabilities	Collateral received	Assets after consideration of netting potential	Assets not subject to enforceable netting arrangements and other out-of-scope items	Total assets recognized on the balance sheet
Cash collateral on securities borrowed	28.9	0.0	28.9	(2.0)	(26.9)	0.0	1.2	30.1
Reverse repurchase agreements	98.0	(27.0)	71.0	(2.3)	(68.7)	0.0	9.6	80.6
Positive replacement values	208.9	(2.6)	206.2	(164.1)	(30.2)	11.9	9.1	215.3
Cash collateral receivables on derivative instruments[1]	182.5	(162.8)	19.7	(13.7)	(0.9)	5.1	6.1	25.8
Financial assets designated at fair value	3.5	0.0	3.5	0.0	(3.0)	0.5	2.4	5.9
Total assets	521.8	(192.4)	329.4	(182.1)	(129.7)	17.5	28.2	357.6

				31.12.13
	Assets subject to netting arrangements			Netting potential not recognized in the balance sheet[3]
CHF billion	Gross assets before balance sheet netting	Balance sheet netting with gross liabilities[2]	Assets recognized on the balance sheet, net	Financial liabilities	Collateral received	Assets after consideration of netting potential	Assets not subject to enforceable netting arrangements and other out-of-scope items	Total assets recognized on the balance sheet
Cash collateral on securities borrowed	26.5	0.0	26.5	(1.2)	(25.2)	0.2	1.0	27.5
Reverse repurchase agreements	111.5	(25.4)	86.1	(5.4)	(80.7)	0.0	5.5	91.6
Positive replacement values	244.5	(2.8)	241.8	(192.9)	(35.5)	13.4	12.3	254.1
Cash collateral receivables on derivative instruments[1]	220.0	(196.1)	23.8	(14.4)	(1.1)	8.2	4.5	28.3
Financial assets designated at fair value	3.9	0.0	3.9	0.0	(3.9)	0.1	3.4	7.4
Total assets	606.4	(224.3)	382.0	(213.9)	(146.4)	21.8	26.7	408.8
1  The net amount of Cash collateral receivables on derivative instruments recognized on the balance sheet includes certain OTC derivatives which are in substance net settled on a daily basis under IAS 32 and ETD derivatives which are economically settled on a daily basis. In addition, this balance includes OTC and ETD cash collateral balances which correspond with the cash portion of collateral pledged, reflected on the Negative replacement values line in the table presented on the following page.    2  The logic of the table results in amounts presented in the “Balance sheet netting with gross liabilities” column corresponding directly to the amounts presented in the “Balance sheet netting with gross assets” column in the liabilities table presented on the following page.    3  For the purpose of this disclosure, the amounts of financial instruments and cash collateral not set off in the balance sheet have been capped by the relevant netting agreement so as not to exceed the net amount of financial assets presented on the balance sheet, i.e., over-collateralization, where it exists, is not reflected in the table.

141

Notes to the interim consolidated financial statements

Note 12  Offsetting financial assets and financial liabilities (continued)

Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements
				30.6.14
	Liabilities subject to netting arrangements			Netting potential not recognized in the balance sheet[3]
CHF billion	Gross liabilities before balance sheet netting	Balance sheet netting with gross assets[2]	Liabilities recognized on the balance sheet, net	Financial assets	Collateral pledged	Liabilities after consideration of netting potential	Liabilities not subject to enforceable netting arrangements and other out-of-scope items	Total liabilities recognized on the balance sheet
Cash collateral on securities lent	11.2	0.0	11.2	(1.7)	(9.6)	0.0	1.1	12.3
Repurchase agreements	47.8	(37.4)	10.4	(4.1)	(6.3)	0.0	8.3	18.7
Negative replacement values	192.9	(2.6)	190.3	(157.0)	(18.5)	14.8	13.1	203.4
Cash collateral payables on derivative instruments[1]	188.2	(154.7)	33.5	(23.1)	(3.6)	6.8	10.2	43.7
Financial liabilities designated at fair value	5.7	0.0	5.7	0.0	(1.8)	3.8	63.2	68.9
Total liabilities	445.8	(194.7)	251.1	(185.8)	(39.9)	25.5	95.9	347.0

				31.3.14
	Liabilities subject to netting arrangements			Netting potential not recognized in the balance sheet[3]
CHF billion	Gross liabilities before balance sheet netting	Balance sheet netting with gross assets[2]	Liabilities recognized on the balance sheet, net	Financial assets	Collateral pledged	Liabilities after consideration of netting potential	Liabilities not subject to enforceable netting arrangements and other out-of-scope items	Total liabilities recognized on the balance sheet
Cash collateral on securities lent	12.4	0.0	12.4	(2.0)	(10.4)	0.0	1.0	13.4
Repurchase agreements	33.5	(27.0)	6.5	(2.3)	(4.2)	0.0	11.2	17.7
Negative replacement values	201.1	(2.6)	198.4	(164.1)	(18.0)	16.4	11.6	210.1
Cash collateral payables on derivative instruments[1]	199.9	(162.8)	37.2	(25.5)	(3.7)	7.9	9.5	46.7
Financial liabilities designated at fair value	5.7	0.0	5.7	0.0	(1.8)	4.0	63.0	68.7
Total liabilities	452.6	(192.4)	260.2	(193.9)	(38.0)	28.3	96.4	356.6

				31.12.13
	Liabilities subject to netting arrangements			Netting potential not recognized in the balance sheet[3]
CHF billion	Gross liabilities before balance sheet netting	Balance sheet netting with gross assets[2]	Liabilities recognized on the balance sheet, net	Financial assets	Collateral pledged	Liabilities after consideration of netting potential	Liabilities not subject to enforceable netting arrangements and other out-of-scope items	Total liabilities recognized on the balance sheet
Cash collateral on securities lent	8.5	0.0	8.5	(1.2)	(7.3)	0.0	1.0	9.5
Repurchase agreements	34.2	(25.4)	8.8	(5.4)	(3.4)	0.0	5.0	13.8
Negative replacement values	235.5	(2.8)	232.7	(192.9)	(20.9)	18.8	15.4	248.1
Cash collateral payables on derivative instruments[1]	236.8	(196.1)	40.7	(28.3)	(3.6)	8.8	8.8	49.5
Financial liabilities designated at fair value	6.6	0.0	6.6	0.0	(2.1)	4.6	63.3	69.9
Total liabilities	521.6	(224.3)	297.3	(227.8)	(37.2)	32.2	93.5	390.8

1  The net amount of Cash collateral payables on derivative instruments recognized on the balance sheet includes certain OTC derivatives which are in substance net settled on a daily basis under IAS 32 and ETD derivatives which are economically settled on a daily basis. In addition, this balance includes OTC and ETD cash collateral balances which correspond with the cash portion of collateral received reflected on the Positive replacement values line in the table presented on the previous page.    2  The logic of the table results in amounts presented in the “Balance sheet netting with gross assets” column corresponding directly to the amounts presented in the “Balance sheet netting with gross liabilities” column in the assets table presented on the previous page.    3  For the purpose of this disclosure, the amounts of financial instruments and cash collateral not set off on the balance sheet have been capped by the relevant netting arrangement so as not to exceed the net amount of financial liabilities presented in the balance sheet, i.e., over-collateralization, where it exists, is not reflected in the table.

142

Financial information

Note 13 Other assets and liabilities

CHF million	30.6.14	31.3.14	31.12.13

Other assets
Prime brokerage receivables[1]	13,546	12,125	11,175
Recruitment loans financial advisors	2,647	2,667	2,733
Other loans to financial advisors	356	381	358
Accrued interest income	445	477	433
Accrued income – other	1,187	947	931
Prepaid expenses	1,118	1,130	985
Net defined benefit pension and post-employment assets	1,672	1,500	952
Settlement and clearing accounts	1,911	828	466
VAT and other tax receivables	299	262	410
Properties and other non-current assets held for sale	104	105	119
Other	2,366	2,047	1,665
Total other assets	25,650	22,468	20,228

Other liabilities
Prime brokerage payables[1]	37,494	33,988	32,543
Amounts due under unit-linked investment contracts	16,940	15,631	16,155
Accrued expenses – compensation related	1,843	1,155	2,631
Accrued expenses – interest expense	1,003	1,255	1,199
Accrued expenses – other	2,912	2,459	2,465
Deferred compensation plans	2,097	1,969	1,919
Net defined benefit pension and post-employment liabilities	1,138	1,040	1,048
Third-party interest in consolidated investment funds	674	1,007	953
Settlement and clearing accounts	1,652	1,540	946
Current and deferred tax liabilities	603	664	667
VAT and other tax payables	426	487	570
Deferred income	266	282	264
Other	1,116	1,198	1,417
Total other liabilities	68,166	62,677	62,777

1  Prime brokerage services include clearance, settlement, custody, financing and portfolio reporting services for corporate clients trading across multiple asset classes. Prime brokerage receivables are mainly comprised of margin lending receivables. Prime brokerage payables are mainly comprised of client securities financing and deposits.

143

Notes to the interim consolidated financial statements

Note 14 Provisions and contingent liabilities

a) Provisions

CHF million	Operational risks[1]	Litigation, regulatory and similar matters[2]	Restructuring	Loan commitments and guarantees	Real estate	Employee benefits	Other	Total provisions
Balance as of 31 December 2013	45	1,622	658	61	157	222	205	2,971
Balance as of 31 March 2014	47	1,778	729	58	153	222	213	3,200
Increase in provisions recognized in the income statement	2	441	3	0	0	6	11	463
Release of provisions recognized in the income statement	(1)	(207)	(11)	0	(1)	(4)	0	(225)
Provisions used in conformity with designated purpose	(4)	(38)	(68)	0	(6)	(2)	(8)	(126)
Capitalized reinstatement costs	0	0	(2)	0	(1)	0	0	(3)
Disposal of subsidiaries	0	0	0	0	0	0	0	0
Reclassifications	0	0	0	1	0	0	0	1
Foreign currency translation/unwind of discount	(1)	6	10	1	3	4	1	23
Balance as of 30 June 2014	42	1,980	660[3]	61	148[4]	226[5]	217	3,334

1  Comprises provisions for losses resulting from security risks and transaction processing risks.    2  Comprises provisions for losses resulting from legal, liability and compliance risks.    3  Includes personnel-related restructuring provisions of CHF 134 million as of 30 June 2014 (31 March 2014: CHF 178 million; 31 December 2013: CHF 104 million) and provisions for onerous lease contracts of CHF 525 million as of 30 June 2014 (31 March 2014: CHF 550 million; 31 December 2013: CHF 554 million).    4  Includes reinstatement costs for leasehold improvements of CHF 92 million as of 30 June 2014 (31 March 2014: CHF 94 million; 31 December 2013: CHF 95 million), provisions for onerous lease contracts of CHF 56 million as of 30 June 2014 (31 March 2014: CHF 59 million; 31 December 2013: CHF 62 million).    5  Includes provisions for sabbatical and anniversary awards as well as provisions for severance which are not part of restructuring provisions.

Restructuring provisions primarily relate to onerous lease contracts and severance amounts. The utilization of onerous lease provisions is driven by the maturities of the underlying lease contracts, which cover a period of up to 11 years. Severance related provisions are utilized within a short time period, usually within six months, but potential changes in amount may be triggered when natural staff attrition reduces the number of people affected by a restructuring and therefore the estimated costs.

Information on provisions and contingent liabilities in respect of Litigation, regulatory and similar matters, as a class, is included in Note 14b. There are no material contingent liabilities associated with the other classes of provisions.

b) Litigation, regulatory and similar matters

The Group operates in a legal and regulatory environment that exposes it to significant litigation and similar risks arising from disputes and regulatory proceedings. As a result, UBS (which for purposes of this note may refer to UBS AG and/or one or more of its subsidiaries, as applicable) is involved in various disputes and legal proceedings, including litigation, arbitration, and regulatory and criminal investigations.

Such matters are subject to many uncertainties and the outcome is often difficult to predict, particularly in the earlier stages of a case. There are also situations where the Group may enter into a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, even for those matters for which the Group believes it should be exonerated. The uncertainties inherent in all such matters affect the amount and timing of any potential outflows for both matters with respect to which provisions have been established and other contingent liabilities. The Group makes provisions for such matters brought against it when, in the opinion of management after seeking legal advice, it is more likely than not that the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required, and the amount can be reliably estimated. If any of those conditions is not met, such matters result in contingent liabilities. If the amount of an obligation cannot be reliably estimated, a liability exists that is not recognized even if an outflow of resources is probable. Accordingly, no provision is established even if the potential outflow of resources with respect to select matters could be significant.

Specific litigation, regulatory and other matters are described below, including all such matters that management considers to be material and others that management believes to be of significance due to potential financial, reputational and other effects. The amount of damages claimed, the size of a transaction or other information is provided where available and appropriate in order to assist users in considering the magnitude of potential exposures.

In the case of certain matters below, we state that we have established a provision, and for the other matters we make no such statement. When we make this statement and we expect disclosure of the amount of a provision to prejudice seriously our position with other parties in the matter, because it would reveal what UBS believes to be the probable and reliably estimable outflow,

144

Financial information

Note 14 Provisions and contingent liabilities (continued)

we do not disclose that amount. In some cases we are subject to confidentiality obligations that preclude such disclosure. With respect to the matters for which we do not state whether we have established a provision, either (a) we have not established a provision, in which case the matter is treated as a contingent liability under the applicable accounting standard or (b) we have established a provision but expect disclosure of that fact to prejudice seriously our position with other parties in the matter because it would reveal the fact that UBS believes an outflow of resources to be probable and reliably estimable.

With respect to certain litigation, regulatory and similar matters as to which we have established provisions, we are able to estimate the expected timing of outflows. However, the aggregate amount of the expected outflows for those matters for which we are able to estimate expected timing is immaterial relative to our current and expected levels of liquidity over the relevant time periods.

The aggregate amount provisioned for litigation, regulatory and similar matters as a class is disclosed in Note 14a above. It is not practicable to provide an aggregate estimate of liability for our litigation, regulatory and similar matters as a class of contingent liabilities. Doing so would require us to provide speculative legal assessments as to claims and proceedings that involve unique fact patterns or novel legal theories, which have not yet been initiated or are at early stages of adjudication, or as to which alleged damages have not been quantified by the claimants. Although we therefore cannot provide a numerical estimate of the future losses that could arise from the class of litigation, regulatory and similar matters, we can confirm that we believe that the aggregate amount of possible future losses from this class that are more than remote substantially exceeds the level of current provisions.

The risk of loss associated with litigation, regulatory and similar matters is a component of operational risk for purposes of determining our capital requirements. Information concerning our capital requirements and the calculation of operational risk for this purpose is included in the “Capital management” section of this report.

Provisions for litigation, regulatory and similar matters by segment[1]
CHF million	Wealth Management	Wealth Management Americas	Retail & Corporate	Global Asset Management	Investment Bank	CC – Core Functions	CC – Non-core and Legacy Portfolio	UBS
Balance as of 31 December 2013	165	56	82	3	22	488	808	1,622
Balance as of 31 March 2014	239	92	90	3	19	483	853	1,778
Increase in provisions recognized in the income statement	295	54	48	33	11	0	0	441
Release of provisions recognized in the income statement	(4)	(10)	0	0	0	(167)	(27)	(207)
Provisions used in conformity with designated purpose	(20)	(5)	0	0	(5)	0	(7)	(38)
Reclassifications	0	0	0	0	0	0	0	0
Foreign currency translation/unwind of discount	0	0	0	0	0	3	3	6
Balance as of 30 June 2014	510	131	137	36	25	319	823	1,980

1  Provisions, if any, for the matters described in (a) item 4 of this Note 14b are recorded in Wealth Management, (b) item 7 of this Note 14b are recorded in Wealth Management Americas, (c) items 11 and 12 of this Note 14b are recorded in the Investment Bank, (d) items 3 and 10 of this Note 14b are recorded in Corporate Center – Core Functions and (e) items 2 and 6 of this Note 14b are recorded in Corporate Center – Non-core and Legacy Portfolio. Provisions, if any, for the matters described in items 1 and 9 of this Note 14b are allocated between Wealth Management and Retail & Corporate, provisions for the matter described in item 5 of this Note 14b are allocated between the Investment Bank and Corporate Center – Non-core and Legacy Portfolio, and provisions for the matter described in item 8 of this Note 14b are allocated between the Investment Bank and Corporate Center—Core Functions.

1. Inquiries regarding cross-border wealth management businesses

Following the disclosure and the settlement of the US cross-border matter, tax and regulatory authorities in a number of countries have made inquiries and served requests for information located in their respective jurisdictions relating to the cross-border wealth management services provided by UBS and other financial institutions. As a result of investigations in France, in May and June 2013, respectively, UBS (France) S.A. and UBS AG were put under formal examination (“mise en examen”) for complicity in having illicitly solicited clients on French territory, and were declared witness with legal assistance (“témoin assisté”) regarding the laundering of proceeds of tax fraud and of banking and financial solicitation by unauthorized persons. In July 2014, UBS AG was placed under formal examination with respect to the potential charges of laundering of proceeds of tax fraud, for which it had been previously declared witness with legal assistance, and the court ordered UBS to provide bail (“caution”) of EUR 1.1 billion. UBS has appealed the determination of the bail amount. Separately, in June 2013, the French banking supervisory authority’s disciplinary commission reprimanded UBS (France) S.A. for having had insufficiencies in its control and compliance framework around its cross-border activities and “know your customer” obligations. It imposed a penalty of EUR 10 million, and a provision in that amount is reflected on our balance sheet at 30 June 2014.

In Germany, two different authorities have been conducting investigations against UBS Deutschland AG and UBS AG, respectively, and against certain employees of these entities concerning

145

Notes to the interim consolidated financial statements

Note 14 Provisions and contingent liabilities (continued)

certain matters relating to our past cross-border business. UBS is cooperating with these authorities within the limits of financial privacy obligations under Swiss and other applicable laws. UBS reached a settlement in July 2014 with the authorities in Bochum, concluding those proceedings. The settlement includes a payment of approximately EUR 302 million, and a provision in that amount is reflected on our balance sheet at 30 June 2014. The proceedings by the authorities in Mannheim have not revealed sufficient evidence supporting the allegations being investigated.

In June 2014 the Belgian authorities searched the offices of UBS (Luxembourg) S.A. Belgium Branch.

Our balance sheet at 30 June 2014 reflected provisions with respect to matters described in this item 1 in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

2. Claims related to sales of residential mortgage-backed securities and mortgages

From 2002 through 2007, prior to the crisis in the US residential loan market, UBS was a substantial issuer and underwriter of US residential mortgage-backed securities (RMBS) and was a purchaser and seller of US residential mortgages. A subsidiary of UBS, UBS Real Estate Securities Inc. (UBS RESI), acquired pools of residential mortgage loans from originators and (through an affiliate) deposited them into securitization trusts. In this manner, from 2004 through 2007, UBS RESI sponsored approximately USD 80 billion in RMBS, based on the original principal balances of the securities issued.

UBS RESI also sold pools of loans acquired from originators to third-party purchasers. These whole loan sales during the period 2004 through 2007 totaled approximately USD 19 billion in original principal balance.

We were not a significant originator of US residential loans. A subsidiary of UBS originated approximately USD 1.5 billion in US residential mortgage loans during the period in which it was active from 2006 to 2008, and securitized less than half of these loans.

Securities lawsuits concerning disclosures in RMBS offering documents: UBS is named as a defendant relating to its role as underwriter and issuer of RMBS in a large number of lawsuits related to approximately USD 13 billion in original face amount of RMBS underwritten or issued by UBS. Some of the lawsuits are in their early stages and have not advanced beyond the motion to dismiss phase; others are in varying stages of discovery. Of the USD 13 billion in original face amount of RMBS that remains at issue in these cases, approximately USD 3 billion was issued in offerings in which a UBS subsidiary transferred underlying loans (the majority of which were purchased from third-party originators) into a securitization trust and made representations and warranties about those loans (UBS-sponsored RMBS). The remaining USD 10 billion of RMBS to which these cases relate was issued by third parties in securitizations in which UBS acted as underwriter (third-party RMBS).

In connection with certain of these lawsuits, UBS has indemnification rights against surviving third-party issuers or originators for losses or liabilities incurred by UBS, but UBS cannot predict the extent to which it will succeed in enforcing those rights. A class action in which UBS was named as a defendant was settled by a third-party issuer and received final approval by the district court in 2013. The settlement reduced the original face amount of third-party RMBS at issue in the cases pending against UBS by approximately USD 24 billion. The third-party issuer will fund the settlement at no cost to UBS. In January 2014, certain objectors to the settlement filed a notice of appeal from the district court’s approval of the settlement.

Loan repurchase demands related to sales of mortgages and RMBS: When UBS acted as an RMBS sponsor or mortgage seller, we generally made certain representations relating to the characteristics of the underlying loans. In the event of a material breach

Loan repurchase demands by year received – original principal balance of loans[1]
USD million	2006–2008	2009	2010	2011	2012	2013	2014, through 22 July	Total
Resolved demands
Actual or agreed loan repurchases/make whole payments by UBS	12	1						13
Demands rescinded by counterparty	110	104	19	303	237			773
Demands resolved in litigation	1	21						21
Demands expected to be resolved by third parties
Demands resolved or expected to be resolved through enforcement of indemnification rights against third-party originators		77	2	45	107	99	72	403
Demands in dispute
Demands in litigation			346	732	1,041			2,118
Demands in review by UBS				2	0	0		3
Demands rebutted by UBS but not yet rescinded by counterparty		1	2	1	18	519	259	801
Total	122	205	368	1,084	1,404	618	332	4,132

1  Loans submitted by multiple counterparties are counted only once.

146

Financial information

Note 14 Provisions and contingent liabilities (continued)

of these representations, we were in certain circumstances contractually obligated to repurchase the loans to which they related or to indemnify certain parties against losses. UBS has received demands to repurchase US residential mortgage loans as to which UBS made certain representations at the time the loans were transferred to the securitization trust. We have been notified by certain institutional purchasers of mortgage loans and RMBS of their contention that possible breaches of representations may entitle the purchasers to require that UBS repurchase the loans or to other relief. The table “Loan repurchase demands by year received – original principal balance of loans” summarizes repurchase demands received by UBS and UBS’s repurchase activity from 2006 through 22 July 2014. In the table, repurchase demands characterized as Demands resolved in litigation and Demands rescinded by counterparty are considered to be finally resolved. Repurchase demands in all other categories are not finally resolved.

Payments that UBS has made to date to resolve repurchase demands equate to approximately 62% of the original principal balance of the related loans. Most of the payments that UBS has made to date have related to so-called “Option ARM” loans; severity rates may vary for other types of loans with different characteristics. Losses upon repurchase would typically reflect the estimated value of the loans in question at the time of repurchase as well as, in some cases, partial repayment by the borrowers or advances by servicers prior to repurchase.

In most instances in which we would be required to repurchase loans due to misrepresentations, we would be able to assert demands against third-party loan originators who provided representations when selling the related loans to UBS. However, many of these third parties are insolvent or no longer exist. We estimate that, of the total original principal balance of loans sold or securitized by UBS from 2004 through 2007, less than 50% was purchased from surviving third-party originators. In connection with approximately 60% of the loans (by original principal balance) for which UBS has made payment or agreed to make payment in response to demands received in 2010, UBS has asserted indemnity or repurchase demands against originators. Since 2011, UBS has advised certain surviving originators of repurchase demands made against UBS for which UBS would be entitled to indemnity, and has asserted that such demands should be resolved directly by the originator and the party making the demand.

We cannot reliably estimate the level of future repurchase demands, and do not know whether our rebuttals of such demands will be a good predictor of future rates of rebuttal. We also cannot reliably estimate the timing of any such demands.

Lawsuits related to contractual representations and warranties concerning mortgages and RMBS: In 2012, certain RMBS trusts filed an action in the Southern District of New York (Trustee Suit) seeking to enforce UBS RESI’s obligation to repurchase loans in the collateral pools for three RMBS securitizations (Transactions) with an original principal balance of approximately USD 2 billion for which Assured Guaranty Municipal Corp. (Assured Guaranty), a financial guaranty insurance company, had previously demanded repurchase. Plaintiffs in the Trustee Suit have recently indicated that they intend to seek damages beyond the loan repurchase demands identified in the complaint, specifically for all loans purportedly in breach of representations and warranties in any of the three Transactions. With respect to the loans subject to the Trustee Suit that were originated by institutions still in existence, UBS intends to enforce its indemnity rights against those institutions. Related litigation brought by Assured Guaranty was resolved in 2013.

In 2012, the FHFA, on behalf of Freddie Mac, filed a notice and summons in New York Supreme Court initiating suit against UBS RESI for breach of contract and declaratory relief arising from alleged breaches of representations and warranties in connection with certain mortgage loans and UBS RESI’s alleged failure to repurchase such mortgage loans. The lawsuit seeks, among other relief, specific performance of UBS RESI’s alleged loan repurchase obligations for at least USD 94 million in original principal balance of loans for which Freddie Mac had previously demanded repurchase; no damages are specified. In 2013, the Court dismissed the complaint for lack of standing, on the basis that only the RMBS trustee could assert the claims in the complaint, and the complaint was unclear as to whether the trustee was the plaintiff and had proper authority to bring suit. The trustee subsequently filed an amended complaint, which UBS moved to dismiss. The motion remains pending.

In 2013, Residential Funding Company LLC (RFC) filed a complaint in New York Supreme Court against UBS RESI asserting claims for breach of contract and indemnification in connection with loans purchased from UBS RESI with an original principal balance

Provision for claims related to sales of residential mortgage-backed securities and mortgages
USD million
Balance as of 31 December 2013	807
Balance as of 31 March 2014	819
Increase in provision recognized in the income statement	0
Release of provision recognized in the income statement	0
Provision used in conformity with designated purpose	(2)
Balance as of 30 June 2014	817

147

Notes to the interim consolidated financial statements

Note 14 Provisions and contingent liabilities (continued)

of at least USD 460 million that were securitized by an RFC affiliate. This is the first case filed against UBS seeking damages allegedly arising from the securitization of whole loans purchased from UBS. Damages are unspecified.

We also have tolling agreements with certain institutional purchasers of RMBS concerning their potential claims related to substantial purchases of UBS-sponsored or third-party RMBS.

As reflected in the table “Provision for claims related to sales of residential mortgage-backed securities and mortgages”, our balance sheet at 30 June 2014 reflected a provision of USD 817 million with respect to matters described in this item 2. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of this matter cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

UBS has received requests from both the Special Inspector General for the Troubled Asset Relief Program (SIGTARP) (who is working in conjunction with the US Attorney’s Office for Connecticut and the US Department of Justice, Criminal Division, Fraud Section), the SEC and other governmental authorities for information relating to its practices in connection with purchases and sales of mortgage-backed securities. We are cooperating with the authorities in these matters, which are in an early stage. Numerous other banks reportedly have received similar requests.

3. Claims related to UBS disclosure

A putative consolidated class action has been filed in the United States District Court for the Southern District of New York against UBS, a number of current and former directors and senior officers and certain banks that underwrote UBS’s May 2008 Rights Offering (including UBS Securities LLC) alleging violation of the US securities laws in connection with UBS’s disclosures relating to UBS’s positions and losses in mortgage-related securities, UBS’s positions and losses in auction rate securities, and UBS’s US cross-border business. In 2011, the court dismissed all claims based on purchases or sales of UBS ordinary shares made outside the US, and, in 2012, the court dismissed with prejudice the remaining claims based on purchases or sales of UBS ordinary shares made in the US for failure to state a claim. In May 2014, the Second Circuit upheld the dismissal of the complaint. UBS, a number of senior officers and employees and various UBS committees have also been sued in a putative consolidated class action for breach of fiduciary duties brought on behalf of current and former participants in two UBS Employee Retirement Income Security Act (ERISA) retirement plans in which there were purchases of UBS stock. In 2011, the court dismissed the ERISA complaint. In 2012, the court denied plaintiffs’ motion for leave to file an amended complaint. On appeal, the Second Circuit upheld the dismissal of all counts relating to one of the retirement plans. With respect to the second retirement plan, the Court upheld the dismissal of some of the counts, and vacated and remanded for further proceedings with regard to the counts alleging that defendants had violated their fiduciary duty to prudently manage the plan’s investment options, as well as the claims derivative of that duty.

In 2012, a consolidated complaint was filed in a putative securities fraud class action pending in federal court in Manhattan against UBS AG and certain of its current and former officers relating to the unauthorized trading incident that occurred in the Investment Bank and was announced in September 2011. The lawsuit was filed on behalf of parties who purchased publicly traded UBS securities on any US exchange, or where title passed within the US, during the period 17 November 2009 through 15 September 2011. In 2013, the district court granted UBS’s motion to dismiss the complaint in its entirety. Plaintiffs have filed an appeal.

4. Madoff

In relation to the Bernard L. Madoff Investment Securities LLC (BMIS) investment fraud, UBS AG, UBS (Luxembourg) SA and certain other UBS subsidiaries have been subject to inquiries by a number of regulators, including the Swiss Financial Market Supervisory Authority (FINMA) and the Luxembourg Commission de Surveillance du Secteur Financier (CSSF). Those inquiries concerned two third-party funds established under Luxembourg law, substantially all assets of which were with BMIS, as well as certain funds established in offshore jurisdictions with either direct or indirect exposure to BMIS. These funds now face severe losses, and the Luxembourg funds are in liquidation. The last reported net asset value of the two Luxembourg funds before revelation of the Madoff scheme was approximately USD 1.7 billion in the aggregate, although that figure likely includes fictitious profit reported by BMIS. The documentation establishing both funds identifies UBS entities in various roles including custodian, administrator, manager, distributor and promoter, and indicates that UBS employees serve as board members. UBS (Luxembourg) SA and certain other UBS subsidiaries are responding to inquiries by Luxembourg investigating authorities, without however being named as parties in those investigations. In 2009 and 2010, the liquidators of the two Luxembourg funds filed claims on behalf of the funds against UBS entities, non-UBS entities and certain individuals including current and former UBS employees. The amounts claimed are approximately EUR 890 million and EUR 305 million, respectively. The liquidators have filed supplementary claims for amounts that the funds may possibly be held liable to pay the BMIS Trustee. These amounts claimed by the liquidator are approximately EUR 564 million and EUR 370 million, respectively. In addition, a large number of alleged beneficiaries have filed claims against UBS entities (and non-UBS entities) for purported losses relating to the Madoff scheme. The majority of these cases are pending in Luxembourg, where appeals have been filed by the claimants against the 2010 decisions of the court in which the claims in a number of test cases were held to be inadmissible. In the US, the BMIS Trustee filed claims in 2010 against UBS entities, among others, in relation to the two Luxembourg funds and one of the offshore funds. The total amount claimed against all defendants in these

148

Financial information

Note 14 Provisions and contingent liabilities (continued)

actions was not less than USD 2 billion. Following a motion by UBS, in 2011, the District Court dismissed all of the BMIS Trustee’s claims other than claims for recovery of fraudulent conveyances and preference payments that were allegedly transferred to UBS on the ground that the BMIS Trustee lacks standing to bring such claims. In 2013, the Second Circuit Court of Appeals affirmed the District Court’s decision and, in June 2014, the US Supreme Court denied the BMIS Trustee’s petition seeking review of the Court of Appeals ruling. In Germany, certain clients of UBS are exposed to Madoff-managed positions through third-party funds and funds administered by UBS entities in Germany. A small number of claims have been filed with respect to such funds.

5. Transactions with Italian public sector entities

A number of transactions that UBS Limited and UBS AG respectively entered into with public sector entity counterparties in Italy have been called into question or become the subject of legal proceedings and claims for damages and other awards. In Milan, in 2012, civil claims brought by the City of Milan against UBS Limited, UBS Italia SIM Spa and three other international banks in relation to a 2005 bond issue and associated derivatives transactions entered into with Milan between 2005 and 2007 were settled without admission of liability. In 2012, the criminal court in Milan issued a judgment convicting two current UBS employees and one former employee, together with employees from the three other banks, of fraud against a public entity in relation to the same bond issue and the execution, and subsequent restructuring, of the related derivative transactions. In the same proceedings, the Milan criminal court also found UBS Limited and three other banks liable for the administrative offense of failing to have in place a business organizational model capable of preventing the criminal offenses of which its employees were convicted. The sanctions imposed against UBS Limited, which are not effective until appeals are exhausted, were confiscation of the alleged level of profit flowing from the criminal findings (EUR 16.6 million), a fine in respect of the finding of the administrative offense (EUR 1 million) and payment of legal fees. UBS Limited and the individuals appealed that judgment, and in March 2014, the Milan Court of Appeal overturned all findings of liability against UBS Limited and the convictions of the UBS individuals and acquitted them. It issued a full judgment setting out the reasons for its rulings in June 2014. The appellate prosecutor did not pursue a further appeal and the acquittals are now final.

Derivative transactions with the Regions of Calabria, Tuscany, Lombardy, Lazio and Campania, and the City of Florence have also been called into question or become the subject of legal proceedings and claims for damages and other awards. In 2012, UBS AG and UBS Limited settled all civil disputes with the Regions of Tuscany, Lombardy and Lazio without any admission of liability. In 2013, a settlement of all civil and administrative disputes was reached with the City of Florence. In May 2014, UBS closed a civil settlement with Calabria.

6. Kommunale Wasserwerke Leipzig GmbH (KWL)

In 2006, KWL entered into a single-tranche collateralized debt obligation/credit default swap (STCDO/CDS) transaction with UBS, with latter legs being intermediated in 2006 and 2007 by Landesbank Baden-Württemberg (LBBW) and Depfa Bank plc (Depfa). KWL retained UBS Global Asset Management to act as portfolio manager under the STCDO/CDS. UBS and the intermediating banks terminated the STCDO/CDS following non-payment by KWL under the STCDOs. UBS claims payment of approximately USD 319.8 million, plus interest, from KWL, Depfa and LBBW, which remains unpaid.

In 2010, UBS (UBS AG, UBS Limited and UBS Global AM) issued proceedings in London against KWL, Depfa and LBBW seeking declarations and/or to enforce the terms of the STCDO/CDS contracts. Each of KWL, Depfa and LBBW filed counterclaims which UBS has been defending. KWL amended its pleading in June 2014 and LBBW and Depfa also amended their pleadings to allege fraudulent misrepresentation. UBS has denied these claims. Trial began in April 2014 and is scheduled to finish at the end of July 2014.

In separate proceedings brought by KWL against LBBW in Leipzig, Germany, the court ruled in LBBW’s favor in June 2013 and upheld the validity of the STCDO as between LBBW and KWL. KWL has appealed against that ruling and, in May 2014, the appeal court ruled that further evidence be taken on two issues, which is likely to take several months.

Our balance sheet at 30 June 2014 reflected provisions with respect to matters described in this item 6 in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

In 2011, the former managing director of KWL and two financial advisers were convicted in Leipzig, Germany, on criminal charges related to certain KWL transactions, including swap transactions with UBS and other banks. Following further criminal proceedings brought against them in Dresden, Germany, relating to the same transactions, they were each convicted of embezzlement in 2013 and given longer sentences. All three have lodged appeals.

Since 2011, the SEC has been conducting an investigation focused on, among other things, the suitability of the KWL transaction, and information provided by UBS to KWL. UBS has provided documents and testimony to the SEC and is continuing to cooperate with the SEC.

7. Puerto Rico

Declines in the market prices of Puerto Rico municipal bonds and of UBS Puerto Rico sole-managed and co-managed closed-end funds (the funds) since August 2013 have led to multiple regulatory inquiries, as well as customer complaints and arbitrations with aggregate claimed damages exceeding USD 600 million filed by clients in Puerto

149

Notes to the interim consolidated financial statements

Note 14 Provisions and contingent liabilities (continued)

Rico who own those securities. A shareholder derivative action also was filed in February 2014 against various UBS entities and current and certain former directors of the funds, alleging hundreds of millions in losses in the funds. In May 2014, a federal class action complaint was filed against various UBS entities, certain members of UBS Puerto Rico senior management, and the co-manager of certain of the funds seeking damages for investor losses in the funds during the period from May 2008 through May 2014.

An internal review also disclosed that certain clients, many of whom acted at the recommendation of one financial advisor, invested proceeds of non-purpose loans in closed-end fund securities in contravention of their loan agreements.

In 2011, a purported derivative action was filed on behalf of the Employee Retirement System of the Commonwealth of Puerto Rico (System) against over 40 defendants, including UBS Financial Services Inc. of Puerto Rico (UBS PR) and other consultants and underwriters, trustees of the System, and the President and Board of the Government Development Bank of Puerto Rico. The plaintiffs alleged that defendants violated their purported fiduciary duties and contractual obligations in connection with the issuance and underwriting of approximately USD 3 billion of bonds by the System in 2008 and sought damages of over USD 800 million. UBS is named in connection with its underwriting and consulting services. In 2013, the case was dismissed by the Puerto Rico Court of First Instance on the grounds that plaintiffs did not have standing to bring the claim. That dismissal was subsequently overturned by the Puerto Rico Court of Appeals. UBS’s petitions for appeal and reconsideration have been denied by the Supreme Court of Puerto Rico. Also, in 2013, an SEC Administrative Law Judge dismissed a case brought by the SEC against two UBS executives, finding no violations. The charges had stemmed from the SEC’s investigation of UBS’s sale of closed-end funds in 2008 and 2009, which UBS settled in 2012.

Our balance sheet at 30 June 2014 reflected provisions with respect to matters described in this item 7 in amounts that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provisions that we have recognized.

8. Foreign exchange, LIBOR, and benchmark rates

Foreign exchange-related regulatory matters: Following an initial media report in 2013 of widespread irregularities in the foreign exchange markets, UBS immediately commenced an internal review of its foreign exchange business, which includes our precious metals and related structured products businesses. Since then, various authorities reportedly have commenced investigations concerning possible manipulation of foreign exchange markets, including FINMA, the Swiss Competition Commission (WEKO), the US Department of Justice (DOJ), the US Commodity Futures Trading Commission (CFTC), the UK Financial Conduct Authority (FCA) (to which certain responsibilities of the UK Financial Services Authority (FSA) have passed), the UK Serious Fraud Office (SFO), and the Hong Kong Monetary Authority (HKMA). WEKO stated in March 2014 that it had reason to believe that certain banks may have colluded to manipulate foreign exchange rates. A number of authorities also reportedly are investigating potential manipulation of precious metals prices. UBS and other financial institutions have received requests from various authorities relating to their foreign exchange businesses, and UBS is cooperating with the authorities. UBS has taken and will take appropriate action with respect to certain personnel as a result of its ongoing review.

Foreign exchange-related civil litigation: Several putative class actions have been filed since November 2013 in US federal courts against UBS and other banks. These actions are on behalf of putative classes of persons who engaged in foreign currency transactions. They allege collusion by the defendants and assert claims under the antitrust laws and for unjust enrichment. The defendants (including UBS) have filed motions to dismiss.

LIBOR and other benchmark-related regulatory matters: Numerous government agencies, including the SEC, the CFTC, the DOJ, the FCA, the SFO, the Monetary Authority of Singapore (MAS), the HKMA, FINMA, the various state attorneys general in the US, and competition authorities in various jurisdictions have conducted or are continuing to conduct investigations regarding submissions with respect to British Bankers’ Association LIBOR (London Interbank Offered Rate) and other benchmark rates, including HIBOR (Hong Kong Interbank Offered Rate) and ISDAFIX. These investigations focus on whether there were improper attempts by UBS (among others), either acting on our own or together with others, to manipulate LIBOR and other benchmark rates at certain times.

In 2012, UBS reached settlements with the FSA, the CFTC and the Criminal Division of the DOJ in connection with their investigations of benchmark interest rates. At the same time FINMA issued an order concluding its formal proceedings with respect to UBS relating to benchmark interest rates. UBS has paid a total of approximately CHF 1.4 billion in fines and disgorgement – including GBP 160 million in fines to the FSA, USD 700 million in fines to the CFTC, USD 500 million in fines to the DOJ, and CHF 59 million in disgorgement to FINMA. UBS Securities Japan Co. Ltd. (UBSSJ) entered into a plea agreement with the DOJ under which it entered a plea to one count of wire fraud relating to the manipulation of certain benchmark interest rates, including Yen LIBOR. UBS entered into a non-prosecution agreement (NPA) with the DOJ, which (along with the plea agreement) covered conduct beyond the scope of the conditional leniency/immunity grants described below, required UBS to pay the USD 500 million fine to DOJ after the sentencing of UBSSJ, and provided that any criminal penalties imposed on UBSSJ at sentencing be deducted from the USD 500 million fine. The conduct described in the various settlements and the FINMA order includes certain UBS

150

Financial information

Note 14 Provisions and contingent liabilities (continued)

personnel: engaging in efforts to manipulate submissions for certain benchmark rates to benefit trading positions; colluding with employees at other banks and cash brokers to influence certain benchmark rates to benefit their trading positions; and giving inappropriate directions to UBS submitters that were in part motivated by a desire to avoid unfair and negative market and media perceptions during the financial crisis. The benchmark interest rates encompassed by one or more of these resolutions include Yen LIBOR, GBP LIBOR, CHF LIBOR, Euro LIBOR, USD LIBOR, EURIBOR (Euro Interbank Offered Rate) and Euroyen TIBOR (Tokyo Interbank Offered Rate). We have ongoing obligations to cooperate with authorities with which we have reached resolutions and to undertake certain remediation with respect to benchmark interest rate submissions. In addition, under the NPA, we have agreed, among other things, that for two years from 18 December 2012 UBS will not commit any US crime, and we will advise DOJ of any potentially criminal conduct by UBS or any of its employees relating to violations of US laws concerning fraud or securities and commodities markets. Any failure to comply with these obligations could result in termination of the NPA and potential criminal prosecution in relation to the matters covered by the NPA. The MAS, HKMA, the Australian Securities and Investments Commission (ASIC) and the Japan Financial Services Agency have all resolved investigations of UBS (and in some cases other banks). The orders or undertakings in connection with these investigations generally require UBS to take remedial actions to improve its processes and controls, impose monetary penalties or other measures. Investigations by the CFTC, ASIC and other governmental authorities remain ongoing notwithstanding these resolutions.

UBS has been granted conditional leniency or conditional immunity from authorities in certain jurisdictions, including the Antitrust Division of the DOJ, the Swiss Competition Commission (WEKO) and the European Commission, in connection with potential antitrust or competition law violations related to submissions for Yen LIBOR and Euroyen TIBOR. WEKO has also granted UBS conditional immunity in connection with potential competition law violations related to submissions for Swiss franc LIBOR and certain transactions related to Swiss franc LIBOR. The Canadian Competition Bureau (Bureau) had granted UBS conditional immunity in connection with potential competition law violations related to submissions for Yen LIBOR, but in January 2014, the Bureau discontinued its investigation into Yen LIBOR for lack of sufficient evidence to justify prosecution under applicable laws. As a result of these conditional grants, we will not be subject to prosecutions, fines or other sanctions for antitrust or competition law violations in the jurisdictions where we have conditional immunity or leniency in connection with the matters covered by the conditional grants, subject to our continuing cooperation. However, the conditional leniency and conditional immunity grants we have received do not bar government agencies from asserting other claims and imposing sanctions against us, as evidenced by the settlements and ongoing investigations referred to above. In addition, as a result of the conditional leniency agreement with the DOJ, we are eligible for a limit on liability to actual rather than treble damages were damages to be awarded in any civil antitrust action under US law based on conduct covered by the agreement and for relief from potential joint and several liability in connection with such civil antitrust action, subject to our satisfying the DOJ and the court presiding over the civil litigation of our cooperation. The conditional leniency and conditional immunity grants do not otherwise affect the ability of private parties to assert civil claims against us.

LIBOR and other benchmark-related civil litigation: A number of putative class actions and other actions are pending in, or expected to be transferred to, the federal courts in New York against UBS and numerous other banks on behalf of parties who transacted in certain interest rate benchmark-based derivatives linked directly or indirectly to US dollar LIBOR, Yen LIBOR, Euroyen TIBOR and EURIBOR. Also pending are actions asserting losses related to various products whose interest rate was linked to US dollar LIBOR, including adjustable rate mortgages, preferred and debt securities, bonds pledged as collateral, loans, depository accounts, investments and other interest bearing instruments. All of the complaints allege manipulation, through various means, of various benchmark interest rates, including LIBOR, Euroyen TIBOR or EURIBOR rates and seek unspecified compensatory and other damages, including treble and punitive damages, under varying legal theories that include violations of the US Commodity Exchange Act, the federal racketeering statute, federal and state antitrust and securities laws and other state laws. In 2013, a federal court in New York dismissed the federal antitrust and racketeering claims of certain US dollar LIBOR plaintiffs and a portion of their claims brought under the Commodity Exchange Act (CEA) and state common law. The court has granted certain plaintiffs permission to assert claims for unjust enrichment and breach of contract against UBS and other defendants, and limited the CEA claims to contracts purchased between April 15, 2009 and May 2010. Certain plaintiffs have also appealed the dismissal of their antitrust claims, but the appellate court denied these appeals as premature, without prejudice to bringing the appeals again after final disposition of the LIBOR actions. UBS and other defendants in other lawsuits including the one related to Euroyen TIBOR have filed motions to dismiss. In March 2014, the court in the Euroyen TIBOR lawsuit dismissed the plaintiff’s federal antitrust and state unfair enrichment claims, and dismissed a portion of the plaintiff’s CEA claims.

With respect to additional matters and jurisdictions not encompassed by the settlements and order referred to above, our balance sheet at 30 June 2014 reflected a provision in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

151

Notes to the interim consolidated financial statements

Note 14 Provisions and contingent liabilities (continued)

9. Swiss retrocessions

The Swiss Supreme Court ruled in 2012, in a test case against UBS, that distribution fees paid to a bank for distributing third party and intra-group investment funds and structured products must be disclosed and surrendered to clients who have entered into a discretionary mandate agreement with the bank, absent a valid waiver.

FINMA has issued a supervisory note to all Swiss banks in response to the Supreme Court decision. The note sets forth the measures Swiss banks are to adopt, which include informing all affected clients about the Supreme Court decision and directing them to an internal bank contact for further details. UBS has met the FINMA requirements and has notified all potentially affected clients.

It is expected that the Supreme Court decision will result in a significant number of client requests for UBS to disclose and potentially surrender retrocessions. Client requests are being assessed on a case-by-case basis. Considerations to be taken into account when assessing these cases include, among others, the existence of a discretionary mandate and whether or not the client documentation contained a valid waiver with respect to distribution fees.

Our balance sheet at 30 June 2014 reflected a provision with respect to matters described in this item 9 in an amount that UBS believes to be appropriate under the applicable accounting standard. The ultimate exposure will depend on client requests and the resolution thereof, factors that are difficult to predict and assess. Hence as in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

10. Banco UBS Pactual tax indemnity

Pursuant to the 2009 sale of Banco UBS Pactual S.A. (Pactual) by UBS to BTG Investments, LP (BTG), BTG has submitted contractual indemnification claims that UBS estimates amount to approximately BRL 2.5 billion, including interest and penalties, which is net of liabilities retained by BTG. The claims pertain principally to several tax assessments issued by the Brazilian tax authorities against Pactual relating to the period from December 2006 through March 2009, when UBS owned Pactual. These assessments are being or will be challenged in administrative proceedings. BTG has also provided notice to UBS of several additional Pactual-related inquiries by the Brazilian tax authorities that relate to the period of UBS’s ownership of Pactual, but involving substantially smaller amounts. In 2013, approximately BRL 128 million in tax claims relating to the period for which UBS has indemnification obligations were submitted for settlement through amnesty programs announced by the Brazilian government in 2013.

Our balance sheet at 30 June 2014 reflected a provision with respect to matters described in this item 10 in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of this matter cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

11. Matters relating to the CDS market

In 2013 the EC issued a Statement of Objections against thirteen credit default swap (CDS) dealers including UBS, as well as data service provider Markit and the International Swaps and Derivatives Association (ISDA). The Statement of Objections broadly alleges that the dealers infringed EU antitrust rules by colluding to prevent exchanges from entering the credit derivatives market between 2006 and 2009. We submitted our response to the Statement of Objections in January 2014 and presented our position in an oral hearing in May 2014. Since mid-2009, the Antitrust Division of the DOJ has also been investigating whether multiple dealers, including UBS, conspired with each other and with Markit to restrain competition in the markets for CDS trading, clearing and other services. In January and April 2014, putative class action plaintiffs filed consolidated amended complaints in the Southern District of New York against twelve dealers, including UBS, as well as Markit and ISDA, alleging violations of the US Sherman Antitrust Act and common law. Plaintiffs allege that the defendants unlawfully conspired to restrain competition in and/or monopolize the market for CDS trading in the US in order to protect the dealers’ profits from trading CDS in the over-the-counter market. Plaintiffs assert claims on behalf of all purchasers and sellers of CDS that transacted directly with any of the dealer defendants since 1 January 2008, and seek unspecified trebled compensatory damages and other relief.

12. Equities trading systems and practices

UBS is responding to inquiries concerning the operation of UBS’s alternative trading system (ATS) (also referred to as a dark pool) and its securities order routing and execution practices from various authorities, including the SEC, the New York Attorney General and FINRA, who reportedly are pursuing similar investigations industry-wide. These inquiries include an SEC investigation that began in early 2012 concerning features of UBS’s ATS, including certain order types and disclosure practices that were discontinued two years ago. UBS is cooperating in these matters. In addition, UBS is among dozens of defendants, including broker dealers, trading exchanges, high frequency trading firms, and dark pool sponsors, named in putative class actions pending in New York federal court, which have been filed on behalf of purchasers and sellers of equity securities. The lawsuits allege principally that the defendants’ equities order handling practices favored high-frequency trading firms at the expense of other market participants, in violation of the federal securities laws. The litigation is in the very early stages.

152

Financial information

Note 15 Financial instruments not recognized on the balance sheet

The table below shows the maximum irrevocable amount of guarantees, commitments and forward starting transactions.

	30.6.14			31.3.14			31.12.13
CHF million	Gross	Sub- participations	Net	Gross	Sub- participations	Net	Gross	Sub- participations	Net
Guarantees
Credit guarantees and similar instruments	6,994	(592)	6,402	7,518	(626)	6,892	7,731	(670)	7,061
Performance guarantees and similar instruments	3,334	(751)	2,583	3,378	(712)	2,666	3,423	(706)	2,717
Documentary credits	7,357	(1,552)	5,804	7,321	(1,590)	5,731	7,644	(1,599)	6,044
Total guarantees	17,684	(2,895)	14,789	18,217	(2,928)	15,289	18,798	(2,975)	15,823

Commitments
Loan commitments	52,064	(1,178)	50,886	56,856	(1,246)	55,610	54,913	(1,227)	53,686
Underwriting commitments	1,243	(256)	987	1,701	(316)	1,385	760	(225)	535
Total commitments	53,307	(1,434)	51,873	58,557	(1,562)	56,995	55,673	(1,452)	54,221

Forward starting transactions[1]
Reverse repurchase agreements	22,515			20,882			9,376
Securities borrowing agreements	150			251			46
Repurchase agreements	18,587			12,263			8,191

1  Cash to be paid in the future by either UBS or the counterparty.

Note 16 Changes in organization

Restructuring charges arise from programs that materially change either the scope of business undertaken by the Group or the manner in which such business is conducted. Restructuring charges are non-recurring, temporary costs that are necessary to effect such programs and include items such as severance and other personnel-related charges, duplicate headcount costs, impairment and accelerated depreciation of assets, contract termination costs, consulting fees, and related infrastructure and system costs. These costs are presented in the income statement according to the underlying nature of the expense. As the costs associated with restructuring programs are temporary in nature, and in order to provide a more thorough understanding of business performance, such costs are separately presented below.

Net restructuring charges by business division and Corporate Center
	For the quarter ended			Year-to-date
CHF million	30.6.14	31.3.14	30.6.13	30.6.14	30.6.13
Wealth Management	38	40	50	78	75
Wealth Management Americas	7	10	10	18	20
Retail & Corporate	13	15	13	27	28
Global Asset Management	2	4	14	6	17
Investment Bank	27	124	31	151	37
Corporate Center	2	11	23	13	208
of which: Core Functions	4	2	5	6	2
of which: Non-core and Legacy Portfolio	(2)	9	18	7	206
Total net restructuring charges	89	204	140	293	386
of which: personnel expenses	28	133	96	161	82
of which: general and administrative expenses	60	63	42	123	266
of which: depreciation and impairment of property and equipment	1	7	3	8	38
of which: amortization and impairment of intangible assets	0	1	0	1	0

153

Notes to the interim consolidated financial statements

Note 16 Changes in organization (continued)

Net restructuring charges by personnel expense category
	For the quarter ended			Year-to-date
CHF million	30.6.14	31.3.14	30.6.13	30.6.14	30.6.13
Salaries and variable compensation	37	131	91	168	74
Contractors	8	1	1	9	1
Social security	1	0	3	2	4
Pension and other post-employment benefit plans	(19)	(1)	(1)	(19)	0
Other personnel expenses	1	0	2	2	3
Total net restructuring charges: personnel expenses	28	133	96	161	82
Net restructuring charges by general and administrative expense category
	For the quarter ended			Year-to-date
CHF million	30.6.14	31.3.14	30.6.13	30.6.14	30.6.13
Occupancy	14	11	16	25	16
Rent and maintenance of IT and other equipment	2	1	1	3	1
Administration	0	1	1	1	1
Travel and entertainment	3	2	1	5	1
Professional fees	37	19	18	56	18
Outsourcing of IT and other services	20	12	3	32	3
Other[1]	(15)	17	2	3	226
Total net restructuring charges: general and administrative expenses	60	63	42	123	266

1  Mainly comprised of onerous real estate lease contracts.

Note 17 Currency translation rates

The following table shows the rates of the main currencies used to translate the financial information of our foreign operations into Swiss francs.

	Spot rate			Average rate[1]
	As of			For the quarter ended			Year-to-date
	30.6.14	31.3.14	30.6.13	30.6.14	31.3.14	30.6.13	30.6.14	30.6.13
1 USD	0.89	0.88	0.94	0.89	0.89	0.94	0.89	0.94
1 EUR	1.21	1.22	1.23	1.22	1.22	1.23	1.22	1.23
1 GBP	1.52	1.47	1.44	1.50	1.48	1.45	1.49	1.44
100 JPY	0.88	0.86	0.95	0.87	0.87	0.95	0.87	0.97

1  Monthly income statement items of foreign operations with a functional currency other than Swiss franc are translated with month-end rates into Swiss francs. Disclosed average rates for a quarter represent an average of three month-end rates, weighted according to the income and expense volumes of all foreign operations of the Group with the same functional currency for each month. Weighted average rates for individual business divisions may deviate from the weighted average rates for the Group.

154

Financial information

Supplemental information (unaudited) for

UBS AG (Parent Bank) and UBS Limited

155

Supplemental information (unaudited) for

UBS AG (Parent Bank) and UBS Limited

UBS AG (Parent Bank) financial information

Income statement UBS AG (Parent Bank)

	For the quarter ended			% change from		Year-to-date
CHF million	30.6.14	31.3.14	30.6.13	1Q14	2Q13	30.6.14	30.6.13
Net interest income	874	1,237	787	(29)	11	2,111	1,810
Net fee and commission income	1,569	1,678	1,640	(6)	(4)	3,247	3,287
Net trading income	1,054	1,210	1,117	(13)	(6)	2,264	3,233
Other income from ordinary activities	1,139	485	840	135	36	1,624	1,113
of which: dividend income from investments in subsidiaries and other participations	365	21	491		(26)	387	597
Operating income	4,636	4,610	4,385	1	6	9,246	9,443
Personnel expenses	2,218	2,142	1,999	4	11	4,360	4,576
General and administrative expenses	1,311	1,249	1,117	5	17	2,560	2,221
Operating expenses	3,529	3,391	3,116	4	13	6,920	6,797
Operating profit	1,107	1,219	1,270	(9)	(13)	2,326	2,647
Impairment of investments in subsidiaries and other participations	43	176	575	(76)	(93)	219	750
Depreciation of fixed assets	149	147	146	1	2	297	275
Allowances, provisions and losses	177	15	207		(14)	193	285
Profit before extraordinary items and taxes	738	880	342	(16)	116	1,618	1,337
Extraordinary income	350	184	(30)	90		534	444
of which: reversal of impairments and provisions of subsidiaries and other participations	237	122	(79)	94		359	394
Extraordinary expenses	(57)	0	(14)		307	(57)	(16)
Tax (expense)/benefit	(53)	(34)	(43)	56	23	(87)	(134)
Net profit for the period	977	1,031	255	(5)	283	2,008	1,631

156

Financial information

Balance sheet UBS AG (Parent Bank)

				% change from
CHF million	30.6.14	31.3.14	31.12.13	31.3.14	31.12.13

Assets
Liquid assets	68,633	77,786	69,808	(12)	(2)
Money market paper	15,513	18,172	22,159	(15)	(30)
Due from banks	123,731	112,731	127,689	10	(3)
Due from customers	179,259	163,274	153,326	10	17
Mortgage loans	154,093	153,638	152,479	0	1
Trading balances in securities and precious metals	95,990	100,120	94,841	(4)	1
Financial investments	30,326	30,633	34,985	(1)	(13)
Investments in subsidiaries and other participations	22,911	21,699	21,758	6	5
Fixed assets	5,482	5,278	5,193	4	6
Accrued income and prepaid expenses	2,173	1,909	2,025	14	7
Positive replacement values	25,322	24,223	29,085	5	(13)
Other assets	4,041	2,931	2,568	38	57
Total assets	727,473	712,394	715,917	2	2

Liabilities
Money market paper issued	21,448	17,714	22,885	21	(6)
Due to banks	94,378	84,752	79,207	11	19
Trading portfolio liabilities	21,678	23,684	22,165	(8)	(2)
Due to customers on savings and deposit accounts	109,559	107,983	106,040	1	3
Other amounts due to customers	270,126	269,578	271,339	0	0
Medium-term notes	705	761	779	(7)	(9)
Bonds issued and loans from central mortgage institutions	74,136	74,783	75,585	(1)	(2)
Financial liabilities designated at fair value	51,132	50,745	49,620	1	3
Accruals and deferred income	6,047	5,428	6,610	11	(9)
Negative replacement values	31,979	31,256	37,415	2	(15)
Other liabilities	7,006	6,487	6,029	8	16
Allowances and provisions	2,750	2,737	2,805	0	(2)
Total liabilities	690,945	675,909	680,480	2	2

Equity
Share capital	384	384	384	0	0
General statutory reserve	28,446	26,627	26,611	7	7
Reserve for own shares	1,446	1,451	1,020	0	42
Other reserves	4,244	4,239	4,669	0	(9)
Retained earnings available for appropriation		2,753		(100)
Net profit/(loss) for the year-to-date period	2,008	1,031	2,753	95	(27)
Equity attributable to shareholders	36,528	36,485	35,437	0	3
Total liabilities and equity	727,473	712,394	715,917	2	2

157

Supplemental information (unaudited) for

UBS AG (Parent Bank) and UBS Limited

Basis of accounting UBS AG (Parent Bank)

The Parent Bank financial statements are prepared in accordance with Swiss GAAP (FINMA Circular 2008/2 and the Banking Ordinance). The accounting policies are principally the same as the IFRS-based accounting policies for the Group, which are described more fully in “Note 1 Summary of significant accounting policies” to the consolidated financial statements in our Annual Report 2013. Key differences between the accounting policies for the Group and for the Parent Bank are described in “Note 38 Swiss GAAP requirements” to the consolidated financial statements in our Annual Report 2013. Further information on the accounting policies applied for the statutory accounts of our Parent Bank can be found in “Note 2 Accounting policies” to the Parent Bank financial statements in our Annual Report 2013.

In preparing the interim financial information for the Parent Bank, the same accounting policies and methods of computation have been applied as in the annual financial statements as of 31 December 2013. This interim financial information is unaudited and should be read in conjunction with the audited financial statements included in our Annual Report 2013.

Parent bank capital requirements under Swiss SRB regulations

Pursuant to Swiss SRB regulations, article 125 of the Swiss Capital Ordinance (CAO), under the section “Reliefs for financial groups and individual institutions,” stipulates that the Swiss Financial Market Supervisory Authority (FINMA) may grant, under certain conditions, capital reliefs on the level of individual institutions, to ensure that the fulfillment of the capital requirements at the UBS

AG (Parent Bank) level does not result in a de facto overcapitalization at Group level.

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Refer to “Parent bank capital requirements under Swiss SRB regulations” in the “Supplemental information (unaudited) for UBS AG (Parent Bank) and UBS Limited” section of our first quarter 2014 report for more information on revised UBS AG (Parent Bank) capital requirements as of 1 January 2014

158

Financial information

Reconciliation of Swiss federal banking law equity to Swiss SRB Basel III capital UBS AG (Parent Bank)

CHF billion	30.6.14	31.3.14	31.12.13
Equity – Swiss federal banking law	36.5	36.5	35.4
Deferred tax assets	3.7	3.8	4.9
Defined benefit plans	3.8	3.6	4.0
Investments in the finance sector	(7.4)	(5.8)	(8.2)
Own shares, commitments related to own shares and compensation items	(0.5)	(0.4)	(0.8)
Goodwill and intangible assets	(0.4)	(0.4)	(0.4)
Other adjustments[1]	(1.2)	(1.6)	(1.4)
Common equity tier 1 capital (phase-in)	34.6	35.7	33.5
Tier 2 capital	8.7	7.3	3.5
Total capital (phase-in)	43.3	43.1	37.1

1  Includes an accrual for distribution of capital contribution reserves and other items.

Swiss SRB Basel III available capital versus capital requirements UBS AG (Parent Bank)

			Phase-in
	Requirements		Actual information
	Capital ratio (%)	Capital	Capital ratio (%)		Capital
CHF million, except where indicated	30.6.14	30.6.14	30.6.14	31.3.14	30.6.14	31.3.14
Common equity tier 1 capital	10.1	30,261	11.6	11.8	34,584	35,720
of which: effect of countercyclical buffer	0.1	327
Common equity tier 1 capital/high-trigger loss-absorbing capital	11.4	34,152	11.9	12.2	35,527	36,671
Total capital	14.1	42,234	14.5	14.3	43,294	43,051

Swiss SRB Basel III capital information UBS AG (Parent Bank)

	Phase-in
CHF million, except where indicated	30.6.14	31.3.14	31.12.13
Tier 1 capital	34,584	35,720	33,515
of which: common equity tier 1 capital	34,584	35,720	33,515
Tier 2 capital	8,710	7,331	3,549
of which: high-trigger loss-absorbing capital	943	951	955
of which: low-trigger loss-absorbing capital	9,453	7,127	4,710
of which: net deductions	(1,686)	(747)	2,116
Total capital	43,294	43,051	37,063
Common equity tier 1 capital ratio (%)	11.6	11.8	14.2
Tier 1 capital ratio (%)	11.6	11.8	14.2
Total capital ratio (%)	14.5	14.3	15.7
Risk-weighted assets	299,333	301,542	236,570

159

Supplemental information (unaudited) for
UBS AG (Parent Bank) and UBS Limited

Swiss SRB leverage ratio requirements

			Phase-in
	Requirements		Actual information
	Swiss SRB leverage ratio (%)[1]	Swiss SRB leverage ratio capital	Actual Swiss SRB leverage ratio (%)			Available Swiss SRB Basel III capital
CHF million, except where indicated		30.6.14	30.6.14	31.3.14	31.12.13	30.6.14	31.3.14	31.12.13
Common equity tier 1 capital	2.4	21,810	3.8	3.9	4.1	34,584	35,720	33,515
Common equity tier 1 capital/high-trigger loss absorbing capital	2.7	26,645	3.9	4.0	4.2	35,527	36,671	34,470
Total capital	3.4	30,534	4.8	4.7	4.5	43,294	43,051	37,063
1  Requirements for Swiss SRB common equity tier 1 capital (24% of 10%), Swiss SRB common equity tier 1 capital/high-trigger loss absorbing capital (24% of 11.3%) and Total Capital (24% of 14%).

Swiss SRB leverage ratio UBS AG (Parent Bank)

CHF million, except where indicated	Average 2Q14	Average 1Q14		Average 4Q13
Total on-balance sheet assets[1]	921,513	932,051	[2]	822,493
Netting of securities financing transactions	(21,714)	(21,702)		(2,131)
Netting of derivative exposures	(166,388)	(181,429)		(174,513)
Current exposure method (CEM) add-on for derivative exposures	79,121	86,595		92,978
Off-balance sheet items	104,270	108,961		89,180
of which: commitments and guarantees – unconditionally cancellable (10%)	10,140	9,964		10,837
of which: commitments and guarantees – other than unconditionally cancellable (100%)	94,130	98,996		78,344
Items deducted from Swiss SRB Basel III tier 1, phase-in (at period-end)	(8,048)	(7,354)		(10,254)
Total adjusted exposure (“leverage ratio denominator”)[3]	908,754	917,121		817,754

	As of
	30.6.14	31.3.14		31.12.13
Common equity tier 1 capital (phase-in)	34,584	35,720		33,515
Tier 2 capital	8,710	7,331		3,549
Total capital	43,294	43,051		37,063
Swiss SRB leverage ratio phase-in (%)	4.8	4.7		4.5

1  Represent assets recognized on the UBS AG (Parent Bank) balance sheet in accordance with IFRS measurement principles.    2  The revocation of the previous FINMA capital relief related to certain intercompany exposures described in “Parent Bank capital requirements under Swiss SRB regulations” led to an increase of total on-balance sheet assets.    3  In accordance with current Swiss SRB leverage ratio requirements, the leverage ratio denominator excludes forward starting repos, securities lending indemnifications and CEM add-ons for exchange-traded derivatives (ETD), both proprietary and agency transactions, and for OTC derivatives with a qualifying central counterparty.

160

Financial information

UBS Limited financial information

Income statement UBS Limited

	For the quarter ended			% change from		Year-to-date
GBP million	30.6.14	31.3.14	30.6.13	1Q14	2Q13	30.6.14	30.6.13
Interest income	70	67	88	4	(20)	137	178
Interest expense	(69)	(67)	(89)	3	(22)	(136)	(182)
Net interest income	1	0	(2)			1	(3)
Net fee and commission income	135	(2)	(2)			133	(4)
Net trading income	(1)	3	0			2	4
Other income	13	49	61	(73)	(79)	62	113
Total operating income	147	50	57	194	158	197	109
Total operating expenses	(105)	(45)	(47)	133	123	(150)	(93)
Operating profit before tax	42	6	10	600	320	48	15
Tax expense/(benefit)	(7)	1	1			(6)	2
Net profit	49	4	8		513	53	13

Statement of comprehensive income UBS Limited

	For the quarter ended			Year-to-date
GBP million	30.6.14	31.3.14	30.6.13	30.6.14	30.6.13
Net profit	49	4	8	53	13

Other comprehensive income
Other comprehensive income that may be reclassified to the income statement
Financial investments available-for-sale
Net unrealized gains/(losses) on financial investments available-for-sale	(1)	1	(4)	0	(4)
Total other comprehensive income that may be reclassified to the income statement	(1)	1	(4)	0	(4)
Total comprehensive income	48	5	5	53	9

161

Supplemental information (unaudited) for
UBS AG (Parent Bank) and UBS Limited

Balance sheet UBS Limited

				% change from
GBP million	30.6.14	31.3.14	31.12.13	31.3.14	31.12.13

Assets
Due from banks	6,525	4,886	5,407	34	21
Cash collateral on securities borrowed and reverse repurchase agreements	10,375	11,942	21,331	(13)	(51)
Trading portfolio assets	6,624	839	1,021	689	549
Positive replacement values	31,539	34,525	38,208	(9)	(17)
Cash collateral receivables on derivative instruments	7,693	11,321	11,603	(32)	(34)
Loans	617	887	820	(30)	(25)
Other assets	6,187	4,398	4,476	41	38
Total assets	69,558	68,799	82,866	1	(16)

Liabilities
Due to banks	5,521	1,414	2,127	288	158
Cash collateral on securities lent and repurchase agreements	9,788	11,772	21,146	(17)	(54)
Trading portfolio liabilities	3,950	531	543	644	627
Negative replacement values	31,514	34,527	38,231	(9)	(18)
Cash collateral payables on derivative instruments	12,313	15,520	15,426	(21)	(20)
Due to customers	943	593	897	66	10
Other liabilities	1,453	1,006	1,066	44	36
Total liabilities	65,482	65,364	79,435	0	(18)

Equity
Share capital	842	227	227	271	271
Share premium	3,123	3,123	3,123	0	0
Retained earnings	113	85	81	33	39
Cumulative net income recognized directly in equity, net of tax	0	1	0
Total equity	4,077	3,435	3,431	19	19
Total liabilities and equity	69,558	68,799	82,866	1	(16)

162

Financial information

Basis of accounting UBS Limited

The financial statements of UBS Limited are prepared in accordance with International Financial Reporting Standards (IFRS), as endorsed by the European Union (EU), and are stated in British pounds (GBP), the functional currency of the entity. The ultimate parent of UBS Limited is UBS AG (Switzerland). This interim financial information does not comply with IAS 34, Interim Financial Reporting, as it includes only the Income statement, the Statement of comprehensive income and the Balance sheet of UBS Limited.

In preparing this interim financial information, the same accounting policies and methods of computation have been applied as in the audited financial statements included in the Report and Financial Statements of UBS Limited for the year ended 31 December 2013, except for the changes described in the “Basis of accounting UBS Limited” in the “Financial information” section of UBS’s first quarter 2014 report. Copies of the Report and Financial Statements of UBS Limited can be obtained from UBS AG, Investor Relations. This interim financial information is unaudited and should be read in conjunction with the audited financial statements of UBS Limited.

In May 2014, in response to regulatory developments and consultations with the UK and Swiss regulators, UBS Limited, our UK bank subsidiary, implemented a modified business operating model under which UBS Limited bears and retains a greater degree of risk and reward in its business activities. This principally involves: (i) UBS Limited retaining and managing credit risk as well as some market and other risks, (ii) UBS Limited taking a more independent role in managing its funding and liquidity requirements and (iii) an increase in UBS Limited’s total regulatory capital to GBP 4.9 billion from GBP 3.4 billion.

Basel III capital information UBS Limited1

GBP million, except where indicated	30.6.14	31.3.14
Tier 1 capital	3,941	3,409
of which: common equity tier 1 capital	3,326	3,409
Tier 2 capital	983
Total capital	4,924	3,409
Common equity tier 1 capital ratio (%)	24.4	55.4
Tier 1 capital ratio (%)	28.9	55.4
Total capital ratio (%)	36.1	55.4
Risk-weighted assets	13,626	6,157

1  Basel III-based requirements for UBS Limited came into effect on 1 January 2014.

163

Appendix

Abbreviations frequently used in our financial reports

A
ABS	asset-backed securities
AGM	annual general meeting of shareholders
AMA	advanced measurement approach
AoA	articles of association
APAC	Asia Pacific
ARS	auction rate securities

B
BCBS	Basel Committee on Banking Supervision
BIS	Bank for International Settlements
bps	basis points

C
CC	Corporate Center
CCF	credit conversion factors
CCP	central counterparty
CDO	collateralized debt obligations
CDR	constant default rate
CDS	credit default swaps
CET1	common equity tier 1
CHF	Swiss franc
CLN	credit-linked notes
CLO	collateralized loan obligations
CMBS	commercial mortgage-backed securities
CVA	credit valuation adjustments

D
DBO	defined benefit obligation
DCCP	deferred contingent capital plan
DVA	debit valuation adjustments

E
EAD	exposure at default
ECB	European Central Bank
EEA	European Economic Area
EMEA	Europe, Middle East and Africa
EPS	earnings per share
ETD	exchange-traded derivatives
ETF	exchange-traded funds
EU	European Union
EUR	euro
EURIBOR	Euro Interbank Offered Rate

F
FCA	UK Financial Conduct Authority
FINMA	Swiss Financial Market Supervisory Authority
FRA	forward rate agreements
FTD	first to default swaps
FTP	funds transfer price
FX	foreign exchange

G
GAAP	generally accepted accounting principles
GBP	British pound
GIIPS	Greece, Italy, Ireland, Portugal and Spain
G-SIB	global systemically important banks

I
IASB	International Accounting Standards Board
IFRS	International Financial Reporting Standards
IRB	internal ratings-based
IRC	incremental risk charge

K
KPI	key performance indicator

L
LAC	loss-absorbing capital
LAS	liquidity adjusted stress
LCR	liquidity coverage ratio
LGD	loss given default
LIBOR	London Interbank Offered Rate
LRD	leverage ratio denominator
LTV	loan-to-value

M
MTN	medium-term notes

N
NAV	net asset value
NRV	negative replacement values
NSFR	net stable funding ratio

O
OECD	Organization for Economic Cooperation and Development
OCI	other comprehensive income
OTC	over-the-counter

P
PD	probability of default
PRA	UK Prudential Regulation Authority
PRV	positive replacement values

R
RBC	risk-based capital
RLN	reference-linked notes
RMBS	residential mortgage-backed securities
RoAE	return on attributed equity
RoE	return on equity
RV	replacement values
RWA	risk-weighted assets

S
SE	structured entity
SEC	US Securities and Exchange Commission
SNB	Swiss National Bank
SRB	systemically relevant banks

U
UK	United Kingdom
US	United States of America
USD	US dollar

V
VaR	value-at-risk

164

Information sources

Reporting publications

Annual publications: Annual report (SAP no. 80531): Published in both English and German, this single volume report provides a description of our Group strategy and performance, the strategy and performance of the business divisions and the Corporate Center, risk, treasury and capital management, corporate governance, responsibility and senior management compensation, including compensation to the Board of Directors and the Group Executive Board members, and financial information, including the financial statements. Review (SAP no. 80530): The booklet contains key information on our strategy and financials. It is published in English, German, French and Italian. Compensation Report (SAP no. 82307): The report discusses our compensation framework and provides information on compensation to the Board of Directors and the Group Executive Board members. It is published in English and German.

Quarterly publications: Letter to shareholders: The letter provides a quarterly update from executive management on our strategy and performance. The letter is published in English, German, French and Italian. Financial report (SAP no. 80834): The quarterly financial report provides an update on our strategy and performance for the respective quarter. It is published in English.

How to order reports: The annual and quarterly publications are available in PDF format on the internet at www.ubs.com/investors in the “Financial information” section. Printed copies can be ordered from the same website in the “Investor services” section, which can be accessed via the link on the left-hand side of the screen. Alternatively, they can be ordered by quoting the SAP number and the language preference, where applicable, from UBS AG, F4UK–AUL, P.O. Box, CH-8098 Zurich, Switzerland.

Other information

Website: The “Investor Relations” website at www.ubs.com/investors provides the following information on UBS: news releases, financial information, including results-related filings with the US Securities and Exchange Commission, corporate information, including UBS share price charts and data and dividend information, the UBS corporate calendar and presentations by management for investors and financial analysts. Information on the internet is available in English and German.

Result presentations: Our quarterly results presentations are webcast live. A playback of most presentations is downloadable at www.ubs.com/presentations.

Messaging service/UBS news alert: On the www.ubs.com/newsalerts website, it is possible to subscribe to receive news alerts about UBS via SMS or e-mail. Messages are sent in English, German, French or Italian and it is possible to state theme preferences for the alerts received.

Form 20-F and other submissions to the US Securities and Exchange Commission: We file periodic reports and submit other information about UBS to the US Securities and Exchange Commission (SEC). Principal among these filings is the annual report on Form 20-F, filed pursuant to the US Securities Exchange Act of 1934. The filing of Form 20-F is structured as a “wraparound” document. Most sections of the filing can be satisfied by referring to parts of the annual report. However, there is a small amount of additional information in Form 20-F which is not presented elsewhere, and is particularly targeted at readers in the US. Readers are encouraged to refer to this additional disclosure. Any document that we file with the SEC is available to read and copy on the SEC’s website, www.sec.gov, or at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, DC, 20549. Please call the SEC by dialing +1-800-SEC-0330 for further information on the operation of its public reference room. Please visit www.ubs.com/investors for more information.

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Appendix

Cautionary Statement Regarding Forward-Looking Statements | This report contains statements that constitute “forward-looking statements,” including but not limited to management’s outlook for UBS’s financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS’s business and future development. While these forward-looking statements represent UBS’s judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. These factors include, but are not limited to: (i) the degree to which UBS is successful in executing its announced strategic plans, including its efficiency initiatives and its planned further reduction in its Basel III risk-weighted assets (RWA) and leverage ratio denominator (LRD); (ii) developments in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, currency exchange rates and interest rates and the effect of economic conditions and market developments on the financial position or creditworthiness of UBS’s clients and counterparties; (iii) changes in the availability of capital and funding, including any changes in UBS’s credit spreads and ratings, or arising from requirements for bail-in debt or loss-absorbing capital; (iv) changes in or the implementation of financial legislation and regulation in Switzerland, the US, the UK and other financial centers that may impose more stringent capital (including leverage ratio), liquidity and funding requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration or other measures; (v) uncertainty as to when and to what degree the Swiss Financial Market Supervisory Authority (FINMA) will approve reductions to the incremental RWA resulting from the supplemental operational risk capital analysis mutually agreed to by UBS and FINMA, or will approve a limited reduction of capital requirements due to measures to reduce resolvability risk; (vi) the degree to which UBS is successful in executing the announced creation of a new Swiss banking subsidiary, a holding company for the UBS Group (including the announced offer to exchange shares of UBS AG for shares of such holding company), a US intermediate holding company, changes in the operating model of UBS Limited and other changes which UBS may make in its legal entity structure and operating model, including the possible consequences of such changes, and the potential need to make other changes to the legal structure or booking model of UBS Group in response to legal and regulatory requirements, including capital requirements, resolvability requirements and the pending Swiss parliamentary proposals and proposals in other countries for mandatory structural reform of banks; (vii) changes in UBS’s competitive position, including whether differences in regulatory capital and other requirements among the major financial centers will adversely affect UBS’s ability to compete in certain lines of business; (viii) the liability to which UBS may be exposed, or possible constraints or sanctions that regulatory authorities might impose on UBS, due to litigation, contractual claims and regulatory investigations; (ix) the effects on UBS’s cross-border banking business of tax or regulatory developments and of possible changes in UBS’s policies and practices relating to this business; (x) UBS’s ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors including differences in compensation practices; (xi) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters; (xii) limitations on the effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (xiii) whether UBS will be successful in keeping pace with competitors in updating its technology, particularly in trading businesses; (xiv) the occurrence of operational failures, such as fraud, unauthorized trading and systems failures; and (xv) the effect that these or other factors or unanticipated events may have on our reputation and the additional consequences that this may have on our business and performance. The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their consequences. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2013. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Rounding | Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Percentages, percent changes and absolute variances are calculated based on rounded figures displayed in the tables and text and may not precisely reflect the percentages, percent changes and absolute variances that would be derived based on figures that are not rounded.

Tables | Within tables, blank fields generally indicate that the field is not applicable or not meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis.

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UBS AG

P.O. Box, CH-8098 Zurich

P.O. Box, CH-4002 Basel

www.ubs.com

This Form 6-K-A is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-178960) and Form S-8 (Registration Numbers 333-49210; 333-49212; 333-127183; 333-127184; 333-162798; 333-162799; 333-162800; 333-178539; 333-178540; 333-178541; and 333-178543) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Tom Naratil

Name:	Tom Naratil
Title:	Group Chief Financial Officer

By:	/s/ David Kelly

Name:	David Kelly
Title:	Managing Director

Date: July 29, 2014